Form 20-F
period 2012-12-31
Modern Times Group MTG AB
filed 2013-04-25
CIK 1404424

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F
(Mark One)
☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2012
OR
☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from ________________ to ________________
OR
☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
Date of event requiring this shell company report
______________________________________________________________________

MODERN TIMES GROUP MTG AB (publ)
(Exact name of Registrant as specified in its charter)

Kingdom of Sweden
(Jurisdiction of incorporation)

Skeppsbron 18
P.O. Box 2094
SE-103 13
Stockholm
Sweden
(Address of principal executive offices)

Mathias Hermansson
Chief Financial Officer
MODERN TIMES GROUP MTG AB (publ)
Skeppsbron 18
P.O. Box 2094
SE-103 13
Stockholm
Sweden
Phone:  +46 (0) 8 562 000 50
Fax:  +46 (0) 8 20 50 74
(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:
None
(Title of Class)
Securities registered or to be registered pursuant to Section 12(g) of the Act:

Title of each class	Name of each exchange on which registered
Class B shares, nominal value SEK 5 per share	Not applicable

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:
None
(Title of Class)
Indicate the number of outstanding shares of each of the issuer’s classes of capital stock or common stock as of the close of business covered by the annual report.
Class A shares:  5,878,931
Class B shares:  60,733,591
Class C shares:  0
Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.
Yes ☐	No ☒
If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.    ☐ Yes   ☒ No

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.
Yes ☒	No ☐
Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).
Yes ☐	No ☐
Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer.  See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act.  (Check one):
Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☒

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:
US GAAP ☐	International Financial Reporting Standards as issued by the International Accounting Standards Board ☒	Other ☐
If “Other” has been checked in response to the previous question indicate by check mark which financial statement item the registrant has elected to follow.
☐ Item 17	☐ Item 18
If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).
Yes ☐	No ☒

i

ii

CERTAIN REFERENCES

In this annual report on Form 20-F, unless the context otherwise requires, references to the “Modern Times Group,” “MTG Group,” “MTG,” “Company,” “Group,” “we,” “our” or “us” are to Modern Times Group MTG AB (publ), its consolidated subsidiaries and associated companies.  References to an “MTG Company” or “MTG Companies” are to one or more of the companies within the MTG Group.

References to “MTG Shares” are to the Class A shares, Class B shares and Class C shares, of MTG.  Each Class A share is entitled to ten votes.  Each Class B and Class C share is entitled to one vote.

References to Northern Europe are to Sweden, Denmark, Norway and Finland.  References to Central Europe are to the Czech Republic, Hungary and Slovenia.  References to Eastern Europe are to Bulgaria, Estonia, Latvia, Lithuania and Ukraine.

References to Scandinavia are to Sweden, Norway and Denmark.  References to Nordic countries are to Sweden, Norway, Denmark and Finland.  References to Baltic countries are to Estonia, Latvia and Lithuania.  References to free-TV Emerging Markets are to Estonia, Latvia, Lithuania, the Czech Republic, Bulgaria, Hungary, Slovenia and Ghana.  References to pay-TV Emerging Markets are to 30 countries, including Estonia, Latvia, Lithuania, Russia and Ukraine, where the Group has satellite platforms, and other countries where MTG has wholesale mini-pay activities.  These territories comprise a total of 30 countries in Eastern Europe, Russia, the CIS, Africa and the U.S.

PRESENTATION OF FINANCIAL AND OTHER INFORMATION

The Company presents its consolidated financial statements in Swedish krona.  Unless otherwise stated or the context otherwise requires, references to “kronor”, “krona” or “SEK” are to the lawful currency of Sweden and references to “U.S. dollars”, “USD” or “$” are to the lawful currency of the United States.  The Government of Sweden permits floating exchange rate to determine the value of the Swedish krona against the U.S. dollar.

The Company prepares its consolidated financial statements in accordance with the International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and the interpretations provided by the International Financial Reporting Interpretations Committee (“IFRIC”).  In December 2010, the Company demerged its internet retailing subsidiary CDON Group AB (“CDON Group”) and distributed its shares to the Company’s shareholders as a dividend. In the audited consolidated financial statements included in this Form 20-F, CDON Group has been reclassified and presented as discontinued operations in the income statement for the year ended December 31, 2010.

We obtained market data and certain industry data and forecasts included in this annual report from internal surveys, market research, publicly available information, and industry publications and surveys.  Industry surveys, publications, consultant surveys and forecasts generally state that the information contained therein has been obtained from sources believed to be reliable, but that the accuracy and completeness of such information is not guaranteed.  We have not independently verified any of the data from third-party sources, nor have we ascertained the underlying economic assumptions relied upon therein.  Similarly, internal surveys, industry forecasts and market research, which we believe to be reliable based upon our management’s knowledge of the industry, have not been independently verified.  We believe that the available data relating to the TV advertising market in the Czech Republic, Bulgaria and Hungary are generally less consistent and reliable due to more limited measurement methods in these countries.  Any discussion in this annual report about the Czech, Bulgarian and Hungarian TV advertising market is subject to uncertainty due to the potential incompleteness or unreliability of available third-party information.

FORWARD-LOOKING STATEMENTS

This annual report on Form 20-F contains forward-looking statements and information, principally in “Item 3.  Key Information — D.  Risk Factors,” “Item 4.  Information on the Company — B.  Business Overview” and “Item 5.  Operating and Financial Review and Prospects.”  Forward-looking statements and information can generally be identified by the use of forward-looking terminology or words, such as “continues”, “with a view to”, “is designed to”, “pending”, “predict”, “potential”, “plans”, “expects”, “anticipates”, “believes”, “intends”, “estimates”, “projects” or words of similar meaning, or statements that events, conditions or results “can”, “might”, “will”, “shall”, “may”, “must”, “would”, “could” or “should” occur or be achieved and similar expressions in connection with any discussion, expectation or projection of future operating or financial performance, events or trends.  Forward-looking statements and information are based on management’s current expectations and assumptions and are, therefore, inherently subject to uncertainties, risks and changes in circumstances that are difficult to predict.

The forward-looking statements and information in this annual report are subject to various risks and uncertainties, many of which are difficult to predict and generally beyond the control of the Company.  Important factors that could affect whether and to what extent any of our forward-looking statements and information materialize include, but are not limited to:

•	changes in general economic and business conditions;

•	changes in the economic prospects of advertisers that could alter their spending priorities and affect our advertising revenues;

•	our ability to develop or acquire programming attractive to audiences at economic cost;

•	increases in goodwill impairment losses;

•	our ability to take advantage of new technologies to enhance productivity and support new products and businesses;

•	technological developments that increase the number of media and entertainment choices and cause changes in consumer behavior that could affect the attractiveness of our offerings;

•	our ability to respond to changes in the entertainment and broadcasting market and other general market conditions in a cost effective and timely manner;

•	financial risks, including changes in foreign exchange rates or interest rates;

•	developments in the political, economic or regulatory environment affecting the markets in which we operate;

•	changes in laws, regulations and interpretations thereof; and

•	other risk factors as set forth under “Item 3. Key Information — D. Risk Factors.”

Forward-looking statements and information involve risks and uncertainties and are not guarantees of future performance.  Our future results may differ materially from those expressed in these forward-looking statements and information.  In light of the risks and uncertainties described above, the forward-looking statements and information discussed in this annual report might not occur and our future results and our performance may differ materially from those expressed in these forward-looking statements and information due to, inclusive, but not limited to, the factors mentioned above.  For all of the reasons set forth above, investors should not place undue reliance on and should not make any investment decision based on forward-looking statements and information.  Other than any obligation to disclose material information under applicable securities laws, the Company undertakes no obligation to publicly update or revise any forward-looking statements and information after the date of this annual report.

PART I

Item 1.  Identity of Directors, Senior Management and Advisers

A.	Directors and Senior Management

Not applicable.

B.	Advisers

Not applicable.

C.	Auditors

Not applicable.

Item 2.  Offer Statistics and Expected Timetable

A.	Offer Statistics

Not applicable.

B.	Method and Expected Timetable

Not applicable.

Item 3.  Key Information

A.	Selected Financial Data

Our selected financial data at December 31, 2012, 2011 and 2010 and for the years ended December 31, 2012, 2011 and 2010 has been derived from our consolidated financial statements prepared in accordance with IFRS as issued by the IASB and included elsewhere in this annual report on Form 20-F. Our summary financial data at December 31, 2009 and 2008 and for the years then ended are also presented in accordance with IFRS as issued by the IASB and have been derived from our consolidated financial statements that are not included in this annual report on Form 20-F.  In December 2010, the Company demerged its internet retailing subsidiary CDON Group and distributed its shares to the Company’s shareholders as a dividend.  CDON Group has been reclassified and presented as discontinued operations in the income statement as of and for each of the years in the three-year period ended December 31, 2010.  The following information should be read in conjunction with “Item 5.  Operating and Financial Review and Prospects” and the consolidated financial statements of the Company and the related notes thereto included elsewhere in this annual report on Form 20-F.

	2012	2011	2010	2009	2008
	(in SEK million, unless otherwise indicated)
Net sales	13,336	13,473	13,101	12,427	11,880
Gross income	5,438	4,693	5,199	4,816	5,172
Share of earnings in associated companies	277	436	324	268	515
Total operating income/(loss) from continuing operations (1)	1,972	(812)	2,266	(1,555)	3,452
Result from financial assets	(6)	14	10	–	–
Financial income	55	53	31	40	83
Financial costs	(138)	(179)	(144)	(225)	(201)
Net income (loss) from continuing operations	1,594	(1,289)	1,750	(2,089)	2,961
Net income from discontinued operations	–	–	1,790	81	80
Total net income (loss)	1,594	(1,289)	3,541	(2,008)	2,927

Attributable to:
Equity holders of the parent	1,526	(1,327)	3,522	(2,033)	2,927
Non-controlling interest	68	38	19	25	77

	2012		2011	2010	2009	2008
	(in SEK million, unless otherwise indicated)
Financial position
Non-current assets	6,098		5,612	8,648	9,026	12,881
Current assets	5,595		5,668	5,354	5,625	6,351
Total assets	11,692		11,281	14,002	14,651	19,232
Total liabilities	6,559		6,931	7,763	8,971	10,252
Shareholders’ equity excluding non-controlling interests	4,946		4,128	5,986	5,381	8,662
Non-controlling interests	188		222	253	298	318
Non-current liabilities	1,751		2,168	3,311	4,175	5,263
Current liabilities	4,808		4,763	4,452	4,796	4,989
Total shareholders’ equity and liabilities	11,692		11,281	14,002	14,651	19,232
Personnel
Average number of employees	3,012		3,031	3,069	2,906	2,644
Key figures
Operating margin, % (2)	13		–	15	–	28
Equity/assets ratio % (3)	44		39	45	39	47
Net debt to equity ratio % (4)	24		18	32	48	41
Capital expenditures
Investments in non-current intangible and tangible assets	144		120	157	159	156
Investments in shares	315		–	275	145	6,466
Per share data
Shares outstanding, end of period	66,612,522		66,403,237	66,342,124	65,896,815	66,370,375
Weighted average number of shares before dilution	66,547,156		66,383,647	66,024,365	65,891,592	65,908,373
Weighted average number of shares after dilution	66,719,177		66,383,647	66,377,452	65,891,592	65,955,478
Total basic earnings per share (SEK)	22.93		(19.98)	53.34	(30.86)	43.25
Total diluted earnings per share (SEK)	22.87		(20.02)	53.03	(30.97)	42.93
Basic net income from continuing operations per share (SEK)	22.93		(19.98)	26.22	(32.08)	42.00
Diluted net income from continuing operations per share (SEK)	22.87		(20.02)	26.07	(32.19)	41.97
Basic shareholders’ equity per share (SEK)	74.33		65.53	94.48	86.20	136.25
Dividend declared per share (SEK)	10.00	(5)	9.00	7.50	5.50	5.00
Dividend declared per share (USD) (6)	1.49	(5)	1.34	1.12	0.82	0.74

(1)	Total operating income/(loss) from continuing operations includes:

•	SEK 1,150 million of profit relating to the sale of the Russian subsidiary DTV to CTC Media, Inc. in 2008;

•
SEK 3,270 million of impairment costs (primarily related to a write-down of the goodwill balances and intangible assets relating to the Group’s Bulgarian and Slovenian operations) and charges of SEK 82 million relating to close-down costs (primarily related to the Playahead.com online social networking business) and writing-down of certain programming assets (related to free-TV broadcasting operations in the Baltics) in 2009; and

•
SEK 2,979 million of impairment costs (primarily related to the impairment of the remaining goodwill and other intangible assets that arose from the Group’s acquisition of Nova Televizia in Bulgaria) and charges of SEK 203 million relating to the writing down of certain programming assets (mainly related to the Group’s Bulgarian broadcasting operations) and close-down costs (mainly associated with the closing down of the Group’s loss-making free-TV operations in Slovenia) in 2011.

(2)	Operating margin is defined as operating profit as a percentage of net sales.

(3)	Equity/assets ratio is defined as total equity as a percentage of total assets.

(4)
Net debt to equity ratio, which is a measure not calculated or presented in accordance with IFRS, is defined as net debt as a proportion of total equity.  See “Item 5.  Operating and Financial Review and Prospects — A.  Operating Results — Use of Certain Non-IFRS Measures.”  A reconciliation of net debt for each of the years presented is shown in the table below.

	2012	2011	2010	2009	2008
	(in SEK million)
Interest-bearing loans and borrowings	(953)	(1,566)	(2,741)	(3,518)	(4,653)
Other interest-bearing liabilities	(71)	(9)	(27)	(45)	(52)
Cash and short term deposits	748	470	500	737	975
Long- and short-term interest-bearing assets	275	307	242	77	92
Net debt	(1)	(797)	(2,026)	(2,749)	(3,637)

(5)	SEK 10.00/USD 1.49 represents the dividend for 2012 proposed to be approved and declared by the Annual General Meeting in May 2013.

(6)	SEK amounts were translated into USD based on an exchange rate of 6.7247 SEK per U.S.$ 1.00.

Exchange Rates

The following tables provide information with respect to the exchange rate for SEK per U.S.$ 1.00, based on the noon buying rate for cable transfers in SEK as certified for customs purposes by the Federal Reserve Bank of New York.  The noon buying rate on April 12, 2013 was SEK 6.3627 per U.S.$1.00.  The average is computed using the noon buying rate on the last business day of each month during the period indicated.

SEK/U.S.$ 1.00	Average	Year End
Year ended December 31:
2008	6.6424	7.8770
2009	7.6232	7.1532
2010	7.1895	6.7571
2011	6.4263	6.8737
2012	6.7247	6.5074

SEK/U.S.$ 1.00	High	Low
Month:
April 2012	6.8118	6.5950
May 2012	7.2655	6.7206
June 2012	7.2494	6.9123
July 2012	7.0411	6.7870
August 2012	6.8218	6.5873
September 2012	6.7450	6.5018
October 2012	6.7023	6.5484
November 2012	6.8019	6.6092
December 2012	6.6920	6.5074
January 2013	6.5568	6.3476
February 2013	6.4764	6.2880
March 2013	6.5280	6.3412

B.	Capitalization and Indebtedness

Not applicable.

C.	Reasons for the Offer and Use of Proceeds

Not applicable.

D.	Risk Factors

Our business, financial condition (including effects on assets, liabilities and cash flows), and results of operations could suffer material adverse effects due to any of the risks described below.  As a result, the market price of our shares could decline, and you could lose all or part of your investment.  While we have described below all the risks that we consider material, those risks are not the only ones we face.  Additional risks not known to us or that we currently consider immaterial may also impair our business operations.

Risks Relating to the Company’s Business

The Company has been in the recent past, and may continue to be, adversely affected by economic and market conditions.  The global recession and credit crisis have adversely affected the Company’s financial position and results of operations.

The Company’s business has been, and in the future will continue to be, affected by economic and market conditions, including factors such as the unemployment rate, level of consumer confidence, changes in consumer spending habits, and interest rates.  Because substantially all of the Company’s services are discretionary items, the deterioration of the economies in Northern Europe, Central and Eastern Europe, Russia, Africa or other key international markets could reduce the demand for the Company’s services and adversely affect the Company’s subscription and advertising revenues.

Expenditures by advertisers tend to be cyclical, reflecting general economic conditions.  Decline in the economic prospects of advertisers or the economy in general could alter current or prospective advertisers’ spending priorities and reduce their advertising expenditures.  Declines in consumer spending due to weak economic conditions could also indirectly impact the Company’s advertising revenues by causing downward pricing pressure on advertising because advertisers may not perceive as much value from advertising if consumers are purchasing fewer of their products or services.  Although the Company has undertaken and will continue to undertake marketing and other activities to counteract the economic downturn, it is uncertain whether these efforts will succeed in generating sufficient demand to achieve its operating targets.

The global recession and credit crisis have adversely affected our financial position and results of operations; we cannot predict if or when economic conditions in the countries in which we operate will recover and a failure to recover promptly will continue to adversely affect our results of operations.  The economic uncertainty affecting the global financial markets and banking system since 2009 has had an adverse impact on economic growth in our operating countries, some of which have remained in recession.  There has been a widespread withdrawal of investment funding from the Central and Eastern European markets and companies with investments in these markets.

Furthermore, the economic downturn has adversely affected consumer and business spending, access to credit, liquidity, investments, asset values and employment rates.  These adverse economic conditions have had a material negative impact on the advertising industries in some of our markets, leading our customers to reduce the amounts they spend on advertising.  This has resulted in a decrease in demand for advertising airtime and a negative impact on our financial position, results of operations and cash flows.  For example, in 2009 and 2011, the Company recorded significant impairment losses to its operating income relating to its free-TV business in Bulgaria and Slovenia, reflecting the deterioration in the economic and financial climate and the prevailing market conditions. The Slovenian business was deemed not viable and was wound down in 2012.  While there are some indications that the decline in economic growth rates in certain of our operating countries has reached the bottom, any recovery in these countries could be uneven or slow to gain momentum.  We cannot predict the sustainability of any such recovery should it occur.  The absence of a recovery or a weak recovery in our markets will continue to adversely affect our financial position, results of operations and cash flows.

A decline in advertising expenditures in the countries in which the Company operates could cause its revenues to decline significantly.

The Company derives substantial revenues from the sale of advertising on its television stations, radio stations, DTH platform and websites.  The Company’s advertising revenue depends on the advertising expenditures in the countries in which the Company operates generally and advertising expenditures accounted for by television and radio specifically and the Company’s share of total advertising in those markets accounted for by television and radio.  The future level of advertising expenditures in the countries in which the Company operates and the proportion of such expenditures accounted for by television, radio or print advertising will be affected by consumer behavior, consumer spending and the general economic climate in such countries, all of which are outside the Company’s control.  Any material decrease in the advertising expenditures in the countries in which the Company operates generally and advertising expenditures accounted for by television and radio specifically, may have an adverse effect on the Company’s advertising revenue and results of operations.

Furthermore, average television viewing hours are traditionally lower in Northern Europe (where the Company currently generates the bulk of its revenue) than in other European regions and countries.  This dynamic has negatively affected advertising revenues in Northern Europe due to the unwillingness of increasingly centralized major European advertisers to pay the higher prices per viewer for advertising in the Northern European market as compared with the prices prevailing in other European markets.  This difference may continue to exist in the future and may adversely affect the Company’s advertising revenue and results of operations.

The industry in which the Company’s operates is highly competitive.

Competition for viewers, pay-TV subscribers, advertising and distribution is intense and comes from broadcast television, cable networks, online and mobile properties, movie studios and independent film producers and distributors, video gaming sites and other media, and pirated content.  The Company’s ability to compete successfully is dependent on a number of factors, including the ability to provide high quality and popular entertainment content attractive to its audiences, maintain its appeal to advertisers, adapt to new technologies and distribution platforms, and achieve widespread distribution.

Although the Company has continued to develop its services through technological innovation and by licensing, acquiring and producing a broad range of content, it cannot predict with certainty the changes that may occur in the future which may affect the competitiveness of its businesses or may not be able to compete effectively even if it predicts such changes.

The Company’s competitors also include market participants with interests in multiple media businesses which are often vertically integrated.  Certain competitors may have broader coverage, greater name recognition, larger market share, wider programming content or access to more funding than we do, or with newer niche channels or pay-TV services offering competitive programming formats.  If the Company cannot compete successfully in the future against existing or potential competitors, this may have a material adverse effect on the Company’s business, financial condition or results of operations.

The Company’s operating results are dependent on the sale of commercial advertising time at competitive prices.

The Company’s business depends significantly on advertising revenue, which represented 42% of its revenue in 2012 and is determined by the amount of commercial advertising time sold by or through the Company and the advertising prices charged.  Both the advertising time and prices are affected by the relative quality and popularity of the Company’s programming, ratings for its television and radio stations, its broadcast reach, its audience share and the distribution of the channels on which it sells advertising, the availability of alternative forms of entertainment, the viewing behavior of the television audience, television and radio listening levels and general economic conditions.  Any adverse development in any of these factors could result in a decline in the advertising revenue and have a material adverse effect on the Company’s business, financial condition or results of operations.

A significant portion of the Company’s advertising revenues is derived from certain sectors of the economy.

The Company derives a significant portion of its advertising revenues from companies in certain sectors of the economy, including food and beverage, financial and business services, insurance, automotive, motion picture, medical care, apparel, fashion, retail, toiletries, cosmetics, telecommunications, household products and travel.  Any economic, political, social, technological, legal or regulatory change (including change due to pressure from public interest groups) resulting in a significant reduction in the advertising spending of these sectors could also have a material adverse effect on the Company’s business, financial condition or results of operations.

The Company’s operating results are dependent on its ability to attract new and retain existing subscribers for its pay-TV services and its ability to charge competitive subscription fees.

The Company’s business depends substantially on subscription revenue, which represented 49% of its revenue in 2012 and is determined by the number of subscribers and level of subscription fees.  The ability to attract new and retain existing subscribers for the Company’s pay-TV services and the ability to charge competitive subscription fees is largely dependent on the popularity of the programming it is able to secure.  Although the Company makes significant investments in programming, it cannot be assured that its programming will attract satisfactory viewer levels.  In addition, the Company may, as a result of declining popularity of the programming, competitive pressures or other factors, decrease the level of subscription fees.  Any material decrease of the Company’s programming popularity or other competitive pressures could reduce the number of subscribers or lead to a reduction of the level of subscription fees, any of which could lead to a decline in the Company’s subscription revenue and could have a material adverse effect on the Company’s business, financial condition or results of operations.

The Company may not be able to develop or acquire programming that is attractive to its audiences, which could materially adversely impact our results of operations.

The ability of programming to generate advertising or subscription revenue depends substantially on the Company’s ability to develop, produce or acquire programming that matches audience tastes and attracts high audience shares.  Audience acceptance of a television or radio program represents a response not only to the television or radio program’s artistic components but also to critical review, promotion by the distributor, availability of alternative forms of entertainment and leisure activities, general economic climate, public tastes generally and other intangible factors, all of which could change rapidly and cannot be predicted with certainty.  The Company’s viewing or listening audiences may not find all of the Company’s programming acceptable.  There is a risk that some or all of the Company’s television and radio programming will not be successful, and that the Company’s programming library will lose its audience appeal more quickly than anticipated.

If we are unable to produce or secure a steady supply of high-quality programming, or if we fail to anticipate, identify or react appropriately to changes in our viewers’ tastes by providing appropriate programming, our audience shares could be negatively affected.  As a result, we may lose subscribers and subscription revenue and/or a significant portion of our market share and consequently our advertising revenues.  Any of these factors could have a material adverse effect on the Company’s business, financial condition or results of operations.

Moreover, if any of the programming we produce, commission or license does not achieve the audience share levels we anticipate, we may be required to write-off all or a portion of the carrying cost of such programming, and we could be forced to broadcast more expensive programming to maintain audience share, either of which could have a material adverse impact on our results of operations.

The Company’s programming may become more difficult or expensive to acquire.

The program content and program services the Company has licensed from third parties are subject to fixed term contracts which will expire at the end of the term or may terminate early.  The Company cannot be sure that, upon the expiration of current contracts, program content or program services will continue to be available to it (whether by renewal or otherwise) on acceptable financial and technical terms (including encryption, territorial limitation and copy protection), or at all.

Television programming is an important element of the Company’s operating costs.  The cost of acquiring content attractive to the Company’s viewers, such as feature films, popular television series and formats, and sports programming rights, has increased, and may continue to increase, as a result of greater competition from existing and new television broadcasting channels and other competitors.  The Company’s expenditure in respect of locally produced programming may also increase due to new laws and regulations mandating the broadcast of a greater number of locally produced programs, changes in audience tastes in favor of locally produced content in the Company’s operating markets, and competition for local talent.

Any failure to acquire popular or locally produced programming on competitive terms and future increases in the cost of acquiring or producing such content could have a material adverse effect on the Company’s financial condition, results of operations and cash flows.

The loss of key talent could disrupt the Company’s business.

The Company’s business depends upon the continued efforts, abilities and expertise of its corporate and divisional executive teams and entertainment personalities.  The Company employs or contracts with several entertainment personalities with loyal audiences and also produces broadcast content with highly regarded directors, actors and other talent.  These individuals are important to achieve audience endorsement of the Company’s programs, motion pictures and other content.  There can be no assurance that these individuals will remain with the Company or will retain their current appeal.  If the Company fails to retain these individuals or if the Company’s entertainment personalities lose their current appeal, the Company’s business, financial condition or results of operations could be materially adversely affected.

The Company has substantial future programming commitments that it may not be able to vary in response to a decline in advertising revenues, and as a result could experience material reductions in operating margins.

Programming represents a significant expense, and at any given time we generally have substantial fixed commitments for the succeeding two to three years.  See “Item 5.  Operating and Financial Review and Prospects—F.  Tabular Disclosure of Contractual Obligations.”  Given the size of these commitments at any time, a reduction in our advertising revenues could adversely affect our operating margins and results of operations.  We would have only limited ability to reduce our costs in the short-run in response to such developments.

For example, the Company acquires syndicated programming rights under these multi-year commitments before it can be determined whether such programming will perform well in the Company’s operating markets.  In the event any such programming does not attract adequate audience share, it may be also necessary to increase the Company’s expenditures by investing in additional programming as well as to write down the value of such underperforming programming, which may have a material adverse effect on the Company’s business, financial condition or results of operations.

The Company’s financial results are affected by exchange rate differences and exchange controls.

The Company’s net sales are denominated in multiple currencies in addition to SEK (36% of total 2012 net sales), most significantly in Danish krona (21% of total 2012 net sales), and Norwegian krona (17% of total 2012 net sales).  In addition, a significant proportion of the Company’s operating costs are similarly denominated in currencies other than SEK.  For example, the Company acquires the majority of its programming content in U.S. dollars.  Certain items in the Company’s balance sheet are also denominated in currencies other than the SEK.  For example, the investment in CTC Media is accounted for in U.S. dollars.  Furthermore, rights to broadcast sporting events can also, depending on the jurisdiction of the primary licensors of such events, be denominated in multiple currencies including British pounds, Euro and the Swiss franc.  As a result, the Company is exposed to exchange rate fluctuations, which in the past had, and could in the future have, a material adverse effect on the Company’s business, financial condition or results of operations.  The Company’s corporate treasury function hedges the major contractual future currency flows on a rolling twelve-month basis.  Hedging positions are taken to protect the Group against the effects of transaction exposures in the contracted outflow for the main part of program acquisitions in U.S. dollars, British pounds until 2012, and, until the fall 2011, Swiss francs.  Approximately 85 to 100% of the Group’s currency flows for programming rights in these currencies are hedged.  Other transaction exposure is not hedged.

Some of the Company’s operations are in developing markets where there is economic, political and legal uncertainty, risk of biased treatment and loss of business.

Some of the Company’s revenue-generating operations are located in emerging markets in Central and Eastern Europe, Russia and Africa.  These markets present different and higher risks compared to those posed by investments in developed markets.  Unforeseen circumstances or changes in economic, political or social life in these markets may have a greater impact on the Company’s operations than those in developed markets.

For example, the economic and political systems, legal and tax regimes, and standards of corporate governance and business practices in these regions continue to develop.  Government policies may be subject to significant adjustments, especially in the event of a change in political leadership.  These may result in social or political instability or disruptions, potential attempts at political influence on the media, inconsistent application of tax and legal regulations, arbitrary treatment before judicial or other regulatory authorities and other general business risks, any of which could have a material adverse effect on the Company’s business, financial condition or results of operations.

The legal framework to support a market economy remains new and in flux in certain developing markets and, as a result, the legal system can be characterized by inconsistencies between and among laws and governmental, ministerial and local regulations, orders, decisions, resolutions and other acts; substantial gaps in the regulatory structure resulting from the delay in adoption or absence of implementing regulations; limited judicial and administrative guidance on interpreting legislation; the relative inexperience of judges and courts in interpreting relatively new commercial legislation; a lack of judicial independence from political, social and commercial forces;

underfunding and understaffing of the court system; a high degree of discretion on the part of the judiciary and governmental authorities; and poorly developed bankruptcy procedures that are subject to abuse.

Other potential risks inherent in markets with evolving economic and political environments include inadequate protection of foreign investments or intellectual property rights, exchange controls, higher tariffs and other levies as well as longer payment cycles.  The relative level of development of the markets in which the Company operates and the influence of local political parties also present a potential for biased treatment of the Company before regulators or courts in the event of disputes involving the Company’s business in these markets.  If such a dispute occurs, local regulators or courts might favor local interests over the Company’s interests.  Ultimately, this could lead to the Company exiting or disposing of one or more of the Company’s business operations, and have a material adverse effect on the Company’s business, financial condition or results of operations.

Restrictions on direct or indirect foreign ownership or control of broadcasting companies could adversely affect the Company’s business or results of operations.

The Company is incorporated and headquartered in Sweden, with significant operations in many other countries, including those in Central and Eastern Europe, Russia and Africa.  The legislation of certain of these countries, for example Russia, imposes restrictions on direct or indirect foreign ownership or control of broadcasting companies.  If any of these or other countries were to adopt new or stricter restrictions on direct or indirect foreign ownership or control of broadcasting companies, the Company could be obligated to divest or restructure a portion or all of the related foreign operations, which may have a material adverse effect on the Company’s business, financial condition or results of operations.

In addition, if any countries in which the Company may seek to operate in the future impose restrictions on foreign ownership or control of broadcasting companies, the Company’s ability to grow may be limited.  Even if these countries do not adopt such restrictions, they may require regulatory approvals for any significant acquisitions by the Company, which could be time-consuming and the Company may thus lose out on acquisition opportunities to competitors.  Any material limitation on the Company’s foreign investments or acquisitions may have a material adverse effect on its business, financial condition or results of operations.

The Company’s acquisition strategy may not be successful.

As part of its business strategy, the Company has pursued and may continue to pursue selective acquisitions, investments and strategic relationships.  The Company has completed and may in the future seek such acquisitions, investments and strategic relationships in emerging markets in Central and Eastern Europe, Russia and Africa.  In addition to country-specific risks, this strategy presents risks inherent in assessing the value, strengths and weaknesses of potential acquisitions and investment opportunities, in integrating and managing newly acquired operations and improving their operating efficiency.  In addition, such acquisitions and investments can divert the Company’s resources and consume significant management time.

There can be no assurance that any desired strategic alliance, acquisition or investment can be made in a timely manner or on terms and conditions acceptable to the Company, nor can there be any assurance that the Company will be successful in identifying attractive acquisition candidates, completing and financing additional acquisitions on favorable terms, or integrating the acquired businesses or assets into its existing operations.  The Company’s ability to make acquisitions may depend on the availability of additional debt financing on acceptable terms and will be subject to compliance with the covenants contained in its debt instruments.

The integration of new businesses poses significant risks to our existing operations, including additional and significant demands placed on our senior management, who are also responsible for managing our existing operations; increased overall operating complexity of our business, requiring greater personnel and other resources; difficulties of expanding beyond our core expertise; significant initial cash expenditures to acquire and integrate new businesses; contingent liabilities associated with acquired businesses; and incurrence of debt to finance acquisitions and related debt service costs.  Additionally, the integration of new businesses may be difficult for a variety of reasons, including differing cultures or management styles, legal restrictions in the target’s jurisdiction, poor target records or internal controls.  Furthermore, even if we are successful in integrating new businesses, expected synergies may not materialize, resulting in lower than expected profit margins.

Each of these risks could have a material adverse effect on the Company’s business, financial condition or results of operations.

The Company’s expansion into new territories may not be profitable.

The Company has recently expanded and may continue selectively to expand into emerging markets in Central and Eastern Europe, Russia and Africa through organic growth or strategic acquisitions.  Some of the newly added companies have a history of losses which negatively affects the Company’s results of operations, and there is no guarantee that these companies or any newly acquired companies will achieve profitability in the future.  In 2009 and 2011, the Company also recorded material impairment of goodwill and other intangible assets relating to its operations in Bulgaria.  Furthermore, international expansion involves significant investments, and investments in some regions can take a long period to generate an adequate return.

In addition, if the Company expands into new international regions, some of its businesses will have only limited experience in operating and marketing their products and services in such regions and could be at a disadvantage compared to competitors with more experience in such regions.

If the Company cannot generate adequate return or compete effectively for its international expansions, its business, financial condition or results of operations could be materially adversely affected.

The Company has only limited influence over some of the companies in which it holds equity stakes.

MTG conducts some of its business through companies in which it does not hold a decisive stake, and through associated companies.  MTG’s main associated company is CTC Media, Inc. in Russia, where MTG has a 37.9% shareholding.  The Group also owns 50% of Raduga TV in Russia, and consolidates the business on a proportionate basis.  Since the Company has limited control over these associated companies, there is an inherent risk that these companies may take actions adverse to the Company’s interests or otherwise fail to realize their full value.  In addition, the Company holds a 50% stake in Prima TV in the Czech Republic.  While the Company has management control of the operations of Prima TV (and consolidates fully its results), the Company does not have full control of Prima TV and there is a residual risk that Prima TV may take action adverse to the Company’s interest or fail to realize its full value.  Any such action could have a material adverse effect on the Company’s business, financial condition or results of operations.

The failure or destruction of satellites and facilities that the Company depends upon to distribute its programming could adversely affect its business or results of operations.

The Company uses satellite systems to transmit its program services to subscribers, cable television operators and other distributors worldwide.  The distribution facilities include uplinks, communications satellites and downlinks.  Despite the back-up and redundant systems, transmissions may be disrupted as a result of accidents, technical faults, disasters or other circumstances that impair uplinks, satellites, downlinks, fiber networks and Conditional Access Systems.  Prolonged or repeated disruptions in our signals could lead to a loss of viewers, damage to our reputation and a reduction in our advertising revenues.

Currently, there are a limited number of communications satellites available for the transmission of programming.  Pursuant to the contractual arrangements with the satellite owner, if a transponder were to malfunction, the Company has the automatic right to receive capacity on a qualifying transponder on other satellites of the satellite owner, provided such capacity is available.  However, if a disruption occurs, there is no guarantee that additional capacity on a qualifying transponder will be available in a timely fashion or at all and the Company may not be able to secure alternate distribution facilities in a cost-efficient and timely manner or at all.  Failure to do so could have a material adverse effect on the Company’s business, financial condition or results of operations.

The Company accesses uplinks and downlinks, and satellite transponder capacity pursuant to contractual arrangements with third-party owners/operators of such communications channels.  There is no guarantee that, upon expiration of the existing contractual arrangements, the Company will be able to renew or extend its access or secure alternative satellite transponder capacity at attractive terms or at all.  This could have a material adverse effect on the Company’s business, financial condition or results of operations.

Competition for the limited satellite transponder capacity may also limit the Company’s ability to grow.  If the Company cannot obtain additional channels on competitive terms, its ability to expand its operations could be restricted, which could have a material adverse effect on the Company’s business, financial condition or results of operations.

The Company is dependent on third-party operators to distribute much of its programming.

The Company currently depends on a number of third-party cable, IPTV and mobile broadband operators for the distribution of a large percentage of its programming in each of its Northern European, and some of its Central and Eastern European markets as well as the Russian market.  There can be no assurance that such third-party operators will continue to distribute the Company’s channels in the future.  Any decrease in distribution via, or decrease in fees received by, these third-party operators could have a material negative impact on the Company’s advertising and pay-TV revenues, which in turn could negatively affect other businesses within the Company and could have an overall material adverse effect on the Company’s business, financial condition or results of operations.

The Company’s business is vulnerable to significant changes in technology.

The television broadcasting industry is affected by rapid innovations in technology.  The implementation of new technologies and the introduction of broadcasting distribution systems other than analog terrestrial broadcasting, such as digital terrestrial broadcasting, direct-to-home cable and satellite distribution systems, the internet, video-on-demand and user-generated content sites, and the availability of television programming on portable digital devices, have changed consumer behavior by increasing the number of entertainment choices available to audiences.  This has fragmented television audiences in more developed markets and could adversely affect the Company’s ability to retain audience share and attract advertisers as such technologies and broadcasting systems penetrate its operating markets.

New technologies that enable viewers to choose when and what content to watch, as well as to fast-forward or skip advertisements, may also cause changes in consumer behavior that could negatively affect the Company’s businesses.  The Company’ competitors may strengthen their positions by increasing the capacity of, or developing the means of delivering services favored by changes in consumer behavior.

In addition, compression techniques and other technological developments may increase the number of channels broadcast in the Company’s operating markets and expand programming offerings to highly targeted audiences.  Reductions in the cost of launching additional channels could lower entry barriers for new channels and encourage the development of increasingly targeted niche programming on various distribution platforms.  To maintain its market share, the Company’s television broadcasting operations may be required to expend substantial financial and managerial resources on the implementation of new broadcasting technologies or distribution systems.  Moreover, expansion of the broadcasting industry caused by technological innovation may fuel competition for audiences and advertising revenue as well as the competitive demand for programming.  Any substantial further investment to address such competitions could have a material adverse effect on the Company’s business, financial condition or results of operations.

Technological developments may increase the threat of content piracy and signal theft and limit the Company’s ability to protect its intellectual property rights.

DTH access to the Company’s services is restricted through a combination of physical and logical access controls, including smartcards which the Company provides to its individual DTH customers.  Unauthorized viewing and use of content may be accomplished by counterfeiting the smartcards or otherwise overcoming their security features.  Developments in technology, including digital copying and file compressing, and the growing penetration of high-bandwidth internet connections, increase the threat of content piracy by making it easier to duplicate and widely distribute pirated materials.  In addition, developments in software or devices that circumvent encryption technology increase the risk of unauthorized use and distribution of DTH programming signals.

The Company has taken, and will continue to take, a variety of actions to combat piracy and signal theft, both by itself and, in some instances, together with industry associations.  There can be no assurance that the Company’s efforts to enforce its rights and protect its products, services and intellectual property will be successful in preventing content piracy or signal theft.  Ineffective control over content piracy and signal theft may adversely affect the Company’s revenues from products and services, including, but not limited to, films, television shows and DTH programming and could have a material adverse effect on the Company’s business, financial condition or results of operations.

Changes in the methods of measuring television audiences could reduce the Company’s audience share and ratings.

The systems of audience measurement are different in the territories where the Company operates.  Such systems are revised from time to time to reflect the changing demographic composition of the respective audiences.  When changes to the system of audience measurement occur, the Company attempts to take steps when possible in respect of its programming and distribution to counteract the effects of such changes by adapting to the media consumption patterns of the redefined demographic composition.  It cannot be assured that these steps will be adequate or effective, or that any further changes in the measurement systems will not result in a decrease in the Company’s measured audience shares or ratings, which could lead to a material decrease in its advertising revenue and could have a material adverse effect on the Company’s business, financial condition or results of operations.

The Company has a significant amount of intangible assets, including goodwill.  If events or changes in circumstances reduce the fair value of those assets, we may be required to record impairment losses that could materially adversely impact our results of operations.

The Company maintains substantial goodwill on its balance sheet which has an indefinite life and has been recorded following acquisitions of other companies.  As at December 31, 2012, such goodwill amounted to SEK 2,866 million.  The Company does not amortize goodwill but instead performs an impairment test annually or when events or changes in circumstances indicate that the carrying value of goodwill may not be recoverable.  Intangible assets which are amortized may similarly face a reduction in the fair value, causing impairment losses.  The Company considers all current information in respect of determining the need for or calculating any impairment charge, including changes in the economy, decreases in our audience shares or ratings, increased competition or changes in the audience measurement system.  If events or changes in the economic environment or other factors cause a reduction of the fair value of these assets, the Company may have to recognize impairment losses that could have a material adverse effect on the Company’s business, financial condition or results of operations.  For information about the Company’s impairment losses in 2011, see “Item 5.  Operating and Financial Review and Prospects — A.  Operating Results.”

The Company’s debt could adversely affect our financial health, which could adversely affect our results of operations.

Our indebtedness could have an adverse effect on us by:  limiting our ability to borrow money for working capital, restructurings, capital expenditures, investments, acquisitions or other purposes, if needed, and increasing the cost of any of these borrowings; limiting our flexibility in responding to changing business and economic conditions, including increased competition and demand for new services; placing us at a disadvantage when compared to those of our competitors that have less debt; and making us more vulnerable than those of our competitors who have less debt to a downturn in our business, industry or the economy in general.  Despite our indebtedness, we may still incur more debt, which could further exacerbate the risks described above.

The Company is exposed to risks associated with disruptions in the financial markets.

The Company is exposed to risks associated with disruptions in the financial markets, which can make it more difficult and more expensive to obtain financing.  For example, adoption of new regulations, implementation of recently enacted laws or new interpretations or the enforcement of existing laws and regulations applicable to financial institutions, the financial markets or the financial services industry could result in a reduction in the amount of available credit or an increase in the cost of credit.

In addition, disruptions in the financial markets can adversely affect the Company’s lenders, insurers, customers and other counterparties.  For instance, the inability of the Company’s counterparties to obtain capital on acceptable terms could impair their ability to perform under their agreements with the Company and lead to various negative effects on the Company, including business disruptions, decreased revenues and increases in bad debt write-offs.  Any of these events could have a material adverse effect on the Company’s business, financial condition or results of operations.

The Company is subject to financial covenants of its multi-currency revolving credit facility agreement.  If the Company fails to comply, its debt obligations may be accelerated or credit may be withdrawn.

Under the terms of the Company’s multi-currency revolving credit facility agreement, the Company must comply with certain financial covenants.  If the Company breaches any covenant in the multi-currency revolving credit facility agreement, and fails to receive a waiver regarding such breach from its lenders or sign an amendment modifying such covenant, the Company’s debt obligations under the multi-currency revolving credit facility agreement may be accelerated or further credit may be withheld.  Although it is currently projected that the Company would have sufficient cash on hand and cash from operations to repay in full its obligations under the multi-currency revolving credit facility agreement and continue to fund its operations, if such acceleration does occur, the Company’s liquidity would be negatively impacted and it may be required to implement more restrictive cash management measures.  Moreover, it cannot be assured that the revenue and expense assumptions underlying this projection will prove to be accurate, particularly in light of the uncertain economic environment in which the Company is currently operating.  For more information on the multi-currency revolving credit facility agreement and covenants contained therein, see “Item 5.  Operating and Financial Review and Prospects — B.  Liquidity and Capital Resources.”

The restrictive covenants under the Company’s credit facilities agreements may impose material restrictions on its business.

The Company is subject to certain restrictive covenants under its multi-currency revolving credit facility agreement that limits or restrict its ability to, among other actions:

	incur additional debt;

	pay dividends and make distributions;

	make certain loans;

	create liens on assets;

	transfer or sell assets outside the ordinary course of business; and

	merge or consolidate.

The restrictions under the multi-currency revolving credit facility agreement could make it more difficult for the Company to expand, finance its operations or engage in business activities that may be of interest to it, any of which could have a material adverse effect on the Company’s business, financial condition or results of operations.

The Company’s broadcasting licenses may not be renewed and may be subject to revocation, and the Company may have difficulties obtaining new licenses.

The Company requires broadcasting and, in some cases, other operating licenses or authorizations from national regulatory authorities in the Company’s operating markets in order to conduct its broadcasting business.  Certain of the Company’s broadcasting licenses will expire at various times within the operational planning horizon of five years.  While the Company expects that its material licenses and authorizations will be renewed or extended as required to continue to operate the Company’s business, it cannot be guaranteed that this will occur or that such licenses will not be subject to revocation, particularly in markets where there is relatively greater political risk as a result of less developed political and legal institutions.

The failure to comply in all material respects with the terms of broadcasting licenses or other authorizations, including the associated applications filed by the Company, may result in such licenses or other authorizations not being renewed or otherwise being terminated.  Furthermore, no assurances can be given that renewals or extensions of existing licenses will be issued on the same terms as existing licenses.

In addition, the Company cannot be certain that it will succeed in obtaining all requisite approvals and licenses in the future for its operations without the imposition of restrictions or conditions which may have an adverse consequence to the Company, or that compliance issues will not be raised in respect of its operations, including those conducted prior to the date of this filing.

Failure to obtain any requisite licenses, non-renewal or termination of any necessary broadcasting or operating licenses or authorizations, or material modification of the terms of any renewed licenses could have a material adverse effect on the Company’s business, financial condition or results of operations.

The Company has been, and may be in the future, subject to claims of intellectual property infringement, which could have an adverse impact on the Company’s business or results of operations.

From time to time, the Company receives notices from third parties claiming that it infringes their intellectual property rights, such as copyright on soundtracks included in some of the Company’s programming.  Such claims and lawsuits could require the Company to enter into royalty or licensing agreements on unfavorable terms, incur substantial monetary liability or be restricted preliminarily or permanently from further use of the intellectual property in question.  This could require the Company to change its business practices, adversely affect its ability to compete effectively and have an adverse impact on the Company’s business or results of operations.  Even if the Company believes that the claims are without merit, defending against the claims can be time-consuming and costly and divert management’s attention and resources away from its business, which could have a material adverse effect on the Company’s business, financial condition or results of operations.

The Company’s business is regulated in many jurisdictions.  Changes to laws, rules and regulations or interpretations thereof, and the outcome of court cases could adversely affect the Company’s ability to operate its business and the results of its operations.

The Company’s business is regulated in many jurisdictions.  The regimes which regulate the Company’s business include both European Union (“EU”) and national laws and regulations related to broadcasting, telecommunications (including licensing requirements, access requirements, programming transmission and spectrum specifications), competition (antitrust), gambling and taxation.  Any changes to these laws, rules and regulations, or other rules affecting the Company’s business, and the outcome of court cases could adversely affect the Company’s ability to operate its business and could have a material adverse effect on the Company’s business, financial condition or results of operations.

On July 13, 2011, the European Commission (the “Commission” or “EC”) announced a consultation in the form of a Green Paper on the online distribution of audiovisual works in the EU entitled Opportunities and Challenges Towards a Digital Single Market.  The Commission is currently expected to publish the follow-up to the Green Paper during 2013. Although the Directive will not become law for some time, any significant changes to the law affecting the licensing of content for internet distribution could lead to loss of some revenue associated with delivering exclusive or other content on the internet and have a material adverse effect on the Company’s business, financial condition or results of operations.

On October 13, 2011, the European Court of Justice (the “ECJ”) passed judgment in the Airfield/Canal Digitaal v. SABAM and Airfield v. AGICOA cases relating to the issue of payment for the (re)broadcasting of television programs transmitted by broadcasting organizations. The ECJ found that satellite package providers should obtain authorization from the rights holders to rebroadcast television programs unless the agreement between the rights holders and the broadcasting organization which broadcasts their content includes the right for their programs to be communicated to the public through that satellite package provider.  While the effect of the judgment remains uncertain, it may have the long term effect of requiring DTH operators, such as MTG, to pay additional remuneration in order to transmit protected works. Any additional payment by the Company of retransmission or other fees resulting from the ruling may have a material adverse effect on the Company’s business, financial condition or results of operations.

On October 14, 2011, the ECJ delivered judgment in the joined cases of Football Association Premier League Ltd. and Others v. QC Leisure and Others and Karen Murphy v. Media Protection Services Ltd.  The cases concern the issue of whether measures to enforce exclusive broadcasting rights are compatible with EU law.  The main effect of the judgment is that national legislation cannot make it illegal to sell and use foreign decoder devices to access an encrypted satellite broadcasting service from another member state; the grant of exclusive satellite broadcasting licenses for the territory of one or more member states, which include a provision requiring the licensee not to supply decoding cards enabling viewing of Premier League games outside the licensed territory are contrary to competition (anti-trust) law and communication to the public as defined in relevant legislation covered transmission, to the customers present in a public house.  The judgment has had no significant impact on the Company’s current business, but it cannot be discounted that the judgment may have a material adverse effect on the Company’s business, financial condition or results of operations.

During 2012, the EC proposed a number of new Regulations and Directives, including (i) a Directive on Collective Rights Management; (ii) a General Data Protection Regulation (revising the current Data Protection Directive); and (iii) a Directive on the Licensing of Orphan Works.  To date, only the Directive on the Licensing of Orphan Works has been adopted and does not pose a risk to the Company’s business. While neither the Regulation nor Directive is currently anticipated to pose a significant risk to the Company’s business, there is no guarantee that any final legislation as adopted will not have a material adverse effect on the Company’s business, financial condition or results of operations. The directive on Collective Rights Management is currently expected to be published during 2013. It is possible that any such Directive may have a material adverse impact on elements of the Company’s business, financial condition or results of operations.

In May 2012, the Body of European Regulators for Electronic Communications (the “BEREC”) published the results of its investigation into traffic management and other practices that restrict the use of the open internet in Europe. A consultation process has subsequently taken place with the findings due to be published during 2013. Any changes to the current laws, rules and regulations may have a material adverse impact on the Company’s business, financial condition or results of operations.

In 2013, instead of reopening the Copyright Directive, the EC will launch stakeholder dialogue on six issues of which cross-border portability of content and access to audiovisual works and cultural heritage are the most relevant to the Company’s business and which could pose a significant risk to Company’s business, financial condition or results of operations. In parallel, the Commission will complete relevant market studies, impact assessment and legal drafting with a view to a decision in 2014 whether to propose new legislation. In addition, the EC is also expected to publish a Green Paper on “Connected Devices/TV” in which it will request stakeholder feedback on the need to regulate media services available through internet-connected devices and which may ultimately lead to a revision of the Audio Visual Media Services Directive 2010. At this stage, it is unclear how great a risk these proposals pose to the Company’s business, however, any mandatory cross-border licensing scheme for content and/or an increased level of regulation could have a material adverse effect on the Company’s business.

In mid-2013, the ECJ is expected to deliver judgment in Case C-607/11, a reference from a case in the English High Court of Justice (ITV Broadcasting Ltd. and Others v. TV Catchup Ltd.) in which TV Catchup, who operated a website that enabled the public to watch live UK television on computers, smartphones and games consoles, was held to have infringed UK broadcasters' copyrights in their broadcasts. ITV Broadcasting is seeking clarification, among the other things, as to whether rights owners can prohibit communication to the public of their content via third-party internet stream if that content has previously been authorized for communication via analogue means. An ECJ judgement in favor of TV Catchup would have a material adverse effect on the Company’s business and operations as it would mean that European and national legislation could not be used to prevent unauthorized rebroadcast of the Company’s channels. This in turn would significantly reduce the value of the Company’s rights and would undermine the ability and incentive for the Company to continue to develop and promote its online streamed versions of its channels.

It is currently anticipated that the Commission will, at some point during 2013, publish a Green Paper on the convergence of audiovisual media services. This will likely address issues that could have a material adverse effect on the Company’s business, financial condition or results of operations if implemented into EU law.

Risks Relating to Ownership of our Shares

Investment AB Kinnevik (“Kinnevik”) has effective control over the Company and this control may discourage or influence certain types of transactions.

Kinnevik beneficially owns shares representing approximately 49.8% of the combined voting power of the Company’s outstanding Class A and B Shares.  As a result, Kinnevik may have the ability to control the outcome of matters requiring stockholder approval, including the election of the Company’s entire Board of Directors, the approval of any merger or consolidation and the sale of all or substantially all of the Company’s assets.  We cannot assure you that the interests of Kinnevik will coincide with the interests of the other holders of our shares.  In addition, Kinnevik’s voting power may have the effect of delaying or discouraging offers to acquire the Company because any such acquisition will generally require Kinnevik’s consent.

It cannot be assured that Kinnevik will maintain all or any portion of its ownership of the Company. Disposition of a sufficient number of shares by Kinnevik could result in a change in control of the Company, and such a change in control could have a material adverse effect on the Company’s business, financial condition or results of operations.

We have not yet completed our evaluation of our internal control over financial reporting in compliance with Section 404 of the Sarbanes-Oxley Act.

If we are still an SEC registrant, we will be required to comply with the internal control evaluation and certification requirements of Section 404 of the Sarbanes-Oxley Act by the end of our 2013 fiscal year.  We have not yet completed our evaluation as to whether our current internal control over financial reporting is broadly compliant with Section 404.  We may not be compliant and may not be able to meet the Section 404 requirements in a timely manner.  If it is determined that we are not in compliance with Section 404, we may be required to implement new internal control procedures and re-evaluate our financial reporting.  We may experience higher than anticipated operating expenses as well as outside auditor fees during the implementation of these changes and thereafter.  We also may need to hire additional qualified personnel in order for us to be compliant with Section 404.  If we fail, for any reason, to implement these changes effectively or efficiently, such failure could harm our reputation, operations, financial reporting or financial results and could result in our conclusion that our internal control over financial reporting is not effective.

United States civil liabilities may not be enforceable against us.

We are incorporated under the laws of Sweden and substantial portions of our assets are located outside of the United States.  In addition, most members of our Board of Directors and our officers reside outside the United States.  As a result, it may be difficult for investors to effect service of process within the United States upon us or such other persons residing outside the United States, or to enforce outside the United States judgments obtained against such persons in U.S. courts in any action.  In addition, it may be difficult for investors to enforce, in original actions brought in courts in jurisdictions located outside the United States, rights predicated upon the U.S. laws.

A judgment of a United States court would not be enforceable in Sweden against us or our Board of Directors and officers, but would be accepted on an evidential basis in a Swedish legal action.  Swedish courts would have jurisdiction to try a claim against the Company as we have our registered seat and are domiciled in Sweden.  Furthermore, Swedish courts would have jurisdiction to try a claim against certain members of our Board of Directors and our officers who are domiciled in Sweden.  However, it is uncertain whether Swedish courts would consider themselves to have jurisdiction to try an action against us or such members of our Board of Directors or our officers on the merits, solely based upon U.S. federal securities law (this would need to be determined on a case by case basis).

We are a Swedish public company with limited liability.  The rights of our shareholders may be different from the rights of shareholders governed by the laws of U.S. jurisdictions.

We are a Swedish public limited liability company, and our Class A and Class B shares are traded on NASDAQ OMX Stockholm, a regulated market.  Our corporate affairs are governed by our Articles of Association, the laws governing companies incorporated in Sweden as well as rules of self-regulation on the capital market.  The rights of shareholders and the responsibilities of members of our Board of Directors may be different from the rights and obligations of shareholders in companies governed by the laws of U.S. jurisdictions.  In the performance of its duties, our Board of Directors is required by Swedish law to consider the interests of the Company, its shareholders, its employees, its creditors and other parties, in all cases with due observation of named laws and self-regulation on the Swedish capital market such as the principle of equal treatment, under which all shares shall enjoy equal right in the company.  The principle of equal treatment is supported by the general clause, which prohibits the provision of an undue advantage to a shareholder or to any other person, to the disadvantage of the Company or any other shareholder.  It is possible that some of these parties whose interest the Board of Directors is required to consider will have interests that are different from, or in addition to, your interests as a shareholder.

We are a foreign private issuer and, as a result, are not subject to U.S. proxy rules but are subject to Exchange Act reporting obligations that, to some extent, are more lenient and less frequent than those of a U.S. issuer.

We will report under the Exchange Act as a non-U.S. company with foreign private issuer status.  Because we qualify as a foreign private issuer under the Exchange Act and although we follow Swedish laws and regulations with regard to such matters, we are exempt from certain provisions of the Exchange Act that are applicable to U.S. public companies, including:  (i) the sections of the Exchange Act regulating the solicitation of proxies, consents or authorizations in respect of a security registered under the Exchange Act, (ii) the sections of the Exchange Act requiring insiders to file public reports of their stock ownership and trading activities and liability for insiders who profit from trades made in a short period of time and (iii) the rules under the Exchange Act requiring the filing with the SEC of quarterly reports on Form 10-Q containing unaudited financial and other specified information, or current reports on Form 8-K, upon the occurrence of specified significant events.  Foreign private issuers are required to file their annual report on Form 20-F by 120 days after the end of each fiscal year, while U.S. domestic issuers that are accelerated filers are required to file their annual report on Form 10-K within 75 days after the end of each fiscal year.  Foreign private issuers are also exempt from the Regulation Fair Disclosure, aimed at preventing issuers from making selective disclosures of material information.  As a result of the above, even though we are contractually obligated and intend to make interim reports available to our stockholders, copies of which we are required to furnish to the SEC on a Form 6-K, and even though we are required to file reports on Form 6-K disclosing whatever information we have made or are required to make public pursuant to Swedish law or distribute to our stockholders and that is material to our company, you may not have the same protections afforded to stockholders of companies that are not foreign private issuers.

We intend to terminate the registration of our Class B shares under the Exchange Act once the applicable conditions are met.

The Company intends to terminate the registration of its Class B shares under the Exchange Act once the applicable conditions are met.  If all conditions are met, the Company will be able, and intends, to terminate the registration of its Class B shares under the Exchange Act immediately following the first anniversary of the effectiveness of the registration statement filed on April 4, 2012.  Once registration under the Exchange Act has been terminated, the Company will no longer be subject to the disclosure requirements of the Exchange Act and will not be required to file annual reports on Form 20-F and furnish reports on Form 6-K.

The market price of our shares may be volatile, which could cause the value of your investment to decline.

Securities markets worldwide experience significant price and volume fluctuations.  This market volatility, as well as general economic, market or political conditions, could reduce the market price of our shares in spite of our operation performance.  In addition, our operating results could be below the expectations of public market analysts and investors, and in response, the market price of our shares could decrease significantly.  You may be unable to resell your shares at or above the price at which they were purchased.

Item 4.  Information on the Company

Glossary

The following explanations are not intended as technical definitions, but to assist the general reader to understand certain terms as used herein:

ARPU

Annualized Average Revenue per User calculated for premium satellite subscribers.

Catch-up Services

Services offering television content delivered on an on-demand basis via non-linear transmission which enables viewers to access programming that has been broadcast in linear stream at a time of their choice, via an Internet-connected Device.

Churn

Subscription disconnections expressed as a percentage of the midpoint of the number of subscribers at the beginning and end of the period.

Conditional Access System

Technology that restricts access to a service or content offering which enables operators to charge for their services or offering.

DTH

Direct-to-home reception of a television program service, the signal for which is transmitted directly to a satellite dish at the place of reception.

Free-TV

TV channels or services broadcast in analogue or digital form which are primarily financed by advertising revenue.

Internet-connected Device

Equipment which is capable of receiving audiovisual content using IP technology, including set-top boxes, personal computers, mobile (and other handheld devices including smartphones), internet-enabled TV sets, tablets and games consoles.

IPTV

A distribution system using cable or telephone wire employing DSL or similar technology which enables delivery of television programming services.

Media house strategy

An MTG expression, which means that the Group clearly profiles its Free-TV channels to target different audience groups, then bundles channels when selling the combined reach to advertisers.

Multi-room

A service by which subscribers locate receiving devices in different rooms in their households.

Multi-screen

A pay-TV service that is not dependent on the use of a particular receiving device.

OTT

Video content delivered “over-the-top” to Internet-connected Devices via the open Internet (as opposed to closed networks).

Pay-TV

TV channels or services broadcast in analogue or digital form which are primarily financed by subscription revenue.

Penetration

Share of households with access to the channel or station in question.

Premium subscriber

Subscriber paying for and receiving premium pay-TV content.

PVR

A personal Video Recorder is a device that digitally records television content in order to enable viewers to watch content at a different time from when it was originally broadcast, which also enables the viewer to “pause” live TV.

Share of viewing

Measured proportion of people viewing a particular channel as a percentage of the total measured audience.  If it is commercial share of viewing, it excludes channels (public service broadcasters) that do not show advertising.  Such share of viewing data is also often measured among specific target groups and typically according to an age profile.

Viaplay

The new brand name for the multi-screen on-demand pay-TV service, formally known as Viasat On Demand which provides streamed movies, live sports coverage, TV series and Catch-up Services to Internet-connected devices.

ViasatPlus

The brand name for Viasat’s PVR service.

A.	History and Development of the Company

On April 4, 2012, the Company filed a registration statement on Form 20-F (the “Registration Statement”) with the Securities and Exchange Commission (the “SEC”) to register its Class B shares under Section 12(g) of the Securities Exchange Act of 1934, as amended  (the “Exchange Act”). On January 7, 2011, the Company consented to the entry by the SEC of an order revoking the registration of the Company’s Class B shares under the Exchange Act pursuant to Section 12(j) of the Exchange Act. Upon the Registration Statement becoming effective, members of a national securities exchange, brokers, and dealers in the United States were no longer subject to the restrictions imposed by Section 12(j) in respect of transactions in the Company’s Class B shares.

The Company intends to terminate the registration of the Class B shares under the Exchange Act once the applicable conditions are met. If all conditions are met, the Company may, and intends to, terminate the registration under the Exchange Act immediately following the first anniversary of the effectiveness of the Registration Statement. The revocation of registration, filing of this registration statement and intended subsequent termination of registration does not impact the listing of the Company’s Class A and Class B shares on the NASDAQ OMX Stockholm.

Broadcasting Assets and Businesses

Modern Times Group MTG AB (publ) is a Swedish public limited liability company that is subject to the provisions of the Swedish Companies Act (the “Companies Act”).  Modern Times Group MTG AB (publ) was incorporated on October 26, 1987 with Bolagssverket (the Swedish Companies Registration Office) and its registration number is 556309-9158.  The registered office of Modern Times Group MTG AB (publ) is Skeppsbron 18, P.O. Box 2094, S-103 13 Stockholm, Sweden, and the telephone number is +46 8 562 000 50.

Investment AB Kinnevik (formerly Industriförvaltnings AB Kinnevik) (“Kinnevik”) was MTG’s parent company prior to the demerger of MTG from Kinnevik by means of the distribution of MTG shares as a special dividend to Kinnevik shareholders on September 15, 1997.  The special dividend comprised the distribution of one MTG Class A share for each Kinnevik class A share held and one MTG Class B share for each Kinnevik class B share held.

Kinnevik entered the media sector in the mid-1980s when it was a member of the consortium that operated the Astra satellites, which it then used to launch and distribute TV3 as the first Scandinavian commercial television channel in 1987.  TV3 was divided into three distinct language and content channels in 1989 through the launch of TV3 Sweden, TV3 Denmark and TV3 Norway.  Due to the limited infrastructure available in the Scandinavian television industry, Kinnevik expanded its operations through the establishment of the Strix television production company in 1988, and the acquisition of Subtitling and Dubbing International in 1990.  Kinnevik then launched premium pay television channel TV1000 in 1989 and created marketing and distribution company Viasat AB in 1990 to manage the service for its direct to home satellite subscribers via a decoder and smartcard system.  MTG, which comprised all of the above businesses, commenced operations as Kinnevik’s media division in 1994.

Television

MTG has expanded its free-TV television operations in Scandinavia by launching or acquiring channels, including ZTV, 3+, Viasat +, TV8, Viasat4, TV6, TV3 PULS and TV10 in Sweden, Norway or Denmark, and making these channels as broadly available as possible on the Viasat satellite platform, third-party broadcast platforms like digital terrestrial networks, Cable TV and IPTV networks and the internet.  MTG has also expanded its pay-TV operations across the Nordic region by launching a wide range of Viasat sports, documentary and movie channels under the Viasat or TV1000 brands, and by including a number of third-party channels in the channel packages that it sells on its own satellite pay-TV platform and on third party networks.  Viasat’s pay-TV channels have been made available on the Viasat satellite platform, as well as on third-party networks and over the internet.

MTG expanded into the Baltic region by acquiring TV channels in Estonia in 1996, Lithuania in 1997 and Latvia in 1998.  The channels were re-launched in each country as TV3 and followed by the launch of new channels Tango TV, TV6 and TV8 in Lithuania, and 3+ and TV6 in Estonia and Latvia. MTG acquired 100% of AS Latvijas Neatkarīgā Televīzija (“LNT”) in Latvia in June 2012, and has since consolidated the LNT operations within its Baltic business. LNT is the second largest free-TV operator in Latvia, and broadcasts national channel LNT, Russian language channel TV5 and entertainment channel LMK.

MTG also expanded its television operations into Hungary in 2000 by acquiring 95% of Alfa TV Kft, which operated a television channel that was re-launched as Viasat 3 Hungary.  In 2000, MTG also acquired 75% of ZAO “TV DARIAL” (“DTV”), which operated the DTV Russian national commercial television station and acquired the remaining 25% in 2004.  MTG further expanded its presence in Russia in 2002 by acquiring approximately 37% of StoryFirst Communications, Inc. (“StoryFirst”).  StoryFirst was a U.S. private corporation that owned and operated the CTC national commercial television broadcasting network and six local radio stations in Russia.  MTG subsequently increased its shareholding in StoryFirst to 39.8% in 2004.  StoryFirst was renamed as CTC Media, Inc. (“CTC Media”) in 2004 and its shares were listed on the NASDAQ stock exchange in the U.S. in 2006.  MTG owned 37.9% of CTC Media’s common stock as of the end of 2012.  MTG sold all of the shares in DTV to CTC Media in 2008 for a total cash consideration of $395 million.

MTG signed a partnership agreement with Strong Media Group Ltd. in 2007 to launch the first digital premium DTH satellite pay-TV platform in Ukraine and subsequently launched the Viasat Ukraine platform in 2008 as a 50% owned joint venture.  MTG acquired a further 35% of Viastrong Holding AB in 2010 and now owns 85% of the company, which operates the Viasat Ukraine platform through Vision TV LCC.

MTG acquired 50% of Raduga Holdings S.A. (“Raduga”) in February 2010.  Raduga is the sole owner of LCC DalGeoCom, which operates Russian nationwide DTH satellite pay-TV platform Raduga TV.

MTG began to sell customized versions of its Viasat channels to third-party pay-TV broadcasters in Central and Eastern Europe in 2003.  A total of 19 Viasat and joint venture movie, sports and documentary channels were available on third-party broadcast networks by the end of 2011 in countries across Europe, the U.S. and Africa.

MTG acquired 50% and management control of GES Media Holding a.s. (“GMH”) in the Czech Republic in 2005.  GMH owned 100% of TV Prima, which was the second-largest national television channel in the Czech Republic.  MTG subsequently launched new free-TV channels “Prima COOL” in 2009 and “Prima Love” in 2011. MTG launched a fourth free-TV channel in the Czech Republic in February 2013. The new nationwide channel – “Prima ZOOM” – will be focused on a somewhat male-skewed audience over 35 years of age.

MTG acquired 100% of Prva TV d.o.o (“PRVA”) in Slovenia in 2006.  PRVA was the third-largest free-TV channel in Slovenia and was subsequently rebranded as TV3.  By the end of 2011, the management and the Board of Directors decided to close down the Slovenian business. The Slovenian TV3 channel therefore ceased broadcasting on February 29, 2012 and the operations closed down.

MTG acquired 50% and management control of Balkan Media Group Limited (BMGL) in 2007 for a total cash consideration of EUR 11.6 million.  BMGL owned and operated six TV channels in Bulgaria and a TV broadcaster in Macedonia.  MTG acquired 100% of Nova Televizia in Bulgaria in 2008 on a cash and debt-free basis for EUR 620 million in cash.  Nova Televizia operated the “Nova” TV channel, which was the second-most watched free-TV channel in Bulgaria, and owned 80% of Bulgarian women’s magazine “EVA.”  MTG subsequently merged all of its Bulgarian broadcasting assets into MTG subsidiary Nova Televizia in 2009.  MTG owned 95% of the enlarged Nova Televizia group as of the end of 2012.

MTG expanded its free-TV operations outside Europe for the first time with the launch of the Viasat1 national terrestrial free-TV channel in Ghana in West Africa in 2008. MTG subsequently expanded its African operations by launching pay-TV channels on third party networks in a number of African countries. Viasat Explorer and Viasat Crime are now available in Guinea, Nigeria, the Central African Republic, Uganda, and Kenya. Viasat History and Nature are available in Nigeria, Uganda, Kenya and Tanzania.

Radio

MTG expanded its operations and holdings into other media sectors including radio, traditional and electronic publishing, electronic commerce, film and television production, and subtitling and dubbing.

Kinnevik acquired commercial radio licenses in 1993 and launched a number of stations.  The “Rix FM” national commercial network was launched in 1999.  In the demerger from Kinnevik in 1997, MTG also received a 33.1% shareholding in the P4 Radio Hele Norge ASA (“P4”) national commercial station in Norway, which had been launched in 1993, and subsequently by means of various share purchases in 2004 and 2006 increased its ownership in P4 to 100%.  MTG Radio acquired 49% of three Estonian radio stations in 1998 and re-launched them under the “Easy FM” brand, which was then expanded to Latvia by the acquisition of 50% of a Latvian radio network.  “Easy FM” was rebranded as “Star FM” in 2000 and MTG increased its ownership in each of the networks to 100%.  “Power Hit Radio” was then launched in Estonia in 2000 and in Lithuania in 2003.  In 2000, MTG acquired approximately 15% indirect ownership in Radio Nova, Finland’s most listened to commercial radio station, and subsequently increased the shareholding to 22%.  MTG acquired the “Lugna Favoriter” and “Wow105.5” local radio stations in Stockholm in 2002.  P4 subsequently launched the P5 local radio stations in Norway.  MTG has operated a number of other commercial radio station brands in Sweden including “Metro Radio,” “Power Hit Radio,” “Bandit” and “Radio 1”. The number of Swedish stations declined from 47 as at January 1, 2012 to 27 as at January 1, 2013, following the move of the operation of 20 radio stations owned by NRJ and previously operated by MTG to MTG’s primary competitor.

Non-broadcasting assets and businesses

MTG acquired Swedish magazine publisher “Moderna Tider Förlags AB” and Swedish book publisher “Brombergs Bokförlag AB” in 1999 and then broadened its publishing operations to include business magazine “Kapital.”  MTG also increased its shareholding in Swedish daily financial newspaper publisher “Finanstidningen AB” to 100% in 1999.  MTG acquired weekly newspaper publisher “Vision Direkt i Sverige AB” in 2002 and the “Vision” and “Finanstidningen” publications were combined to form new newspaper “Finans Vision.”  The “Finans Vision,” “Moderna Tider” and “Kapital” titles all subsequently ceased publication and the assets of “Brombergs Bokförlag AB” was sold to a third-party in 2006.  Brombergs Bokförlag was the last significant publishing asset owned by MTG, and the Group did not have any significant publishing assets after this time.

MTG launched the “Metro” newspaper in Stockholm in 1995.  The newspaper was distributed free of charge and solely funded by advertising sales.  Metro International S.A. (“Metro”) was incorporated in Luxembourg as the holding company for all of the Metro newspaper operations and the company was demerged from MTG by means of the distribution of Metro shares as a special dividend to MTG shareholders in August 2000.  MTG converted certain loans receivable from Metro into shares at the time of the demerger and also subscribed to certain new interest bearing loan notes issued by Metro at the time.  MTG also subscribed to various subsequent rights issues by Metro.  The loan notes were converted into Metro shares in 2003 and the majority of the shares were distributed to MTG shareholders as a special dividend in 2006.  The distribution had a market value of SEK 1.5 billion as at the close of trading on the record date.  MTG retained a shareholding of 3,538,242 Metro Class A shares and 3,722,342 Class B shares, representing 1.34% of the voting rights and 1.38% of the equity in Metro, as well as 18,151,460 warrants until the first quarter of 2012, at which point the shares and warrants were sold to Kinnevik following a tender offer by Kinnevik for all shares and warrants in Metro.

MTG Studios and its content production businesses were expanded beyond the Strix television production company to include Swedish commercial publishing house Redaktörerna, Scandinavian investment community events management company Financial Hearings, the Freeport production company, the Sonet Film movie production and distribution company in Sweden, the Modern Entertainment movie rights acquisition and distribution company, the Modern Games electronic games development company, the Nordic Artist event production business, the Modern Sports & Events Nordic sports management and promotion company, and concept developer Engine Holding AS.  All of these businesses were subsequently sold or closed down, except Strix and Redaktörerna, as the Group focused on its core broadcasting assets. In June 2012, MTG’s Studios content division acquired a 53% stake in the leading Central and Eastern European production group Paprika Latino and the MTG Studios business segment was rebranded into “MTG Studios”.

MTG also diversified its operations by expanding its TV-Shop television-based retailing subsidiary across Scandinavia and the rest of Europe.  MTG launched TV-Shop in 1994 and TV-Shop expanded its business by launching the PIN24 home shopping channel in 2000 in Scandinavia and the UK, and subsequently launched a German language version of the channel in 2002.  MTG continued to develop its retail offering through the launch of “CDON.com” in Sweden in 1999, to sell recorded music, film, computer games and related products over the internet.  “CDON.com” was subsequently expanded into Norway, Denmark, Finland and the Netherlands in 2000.  Additional internet retail stores were subsequently launched or acquired including “Nelly.com,” “LinusLotta.com,” “Heppo.com,” “Gymgrossisten.com,” “Bodystore.com,” “Bookplus.fi” and “Lekmer.se,” and rolled out across the Nordics and internationally.  In 2007, MTG refined its focus on online retailing through the sale of the TV-Shop operations to Guthy-Renker Europe AB.  CDON Group was incorporated in Sweden as the holding company for all of MTG’s internet retailing operations.  The company was demerged from MTG by means of the distribution of CDON Group shares as a special dividend to MTG shareholders in December 2010.  The special dividend comprised the distribution of one CDON share for each MTG class A or B share outstanding.  The distribution had a market value of SEK 2 billion as of the close of trading on the record date.  The market value as of December 31, 2011 was SEK 2.5 billion.  CDON’s shares were listed on the NASDAQ OMX Stockholm stock exchange.  MTG also subscribed for 100% of a SEK 250 million convertible bond issued by CDON in 2010.

In 1990, MTG acquired a majority shareholding in the SDI Media subtitling and dubbing business.  MTG subsequently expanded SDI Media business by increasing its presence in the Middle East, the U.S. and Asia.  The company was sold to private equity firm Warburg Pincus in 2004.

MTG entered the online betting market in 2004 with the acquisition of 19.9% of Nordic Betting Limited, which operated online betting and gaming business Bet24.  MTG further increased its shareholding in the business in 2005 and 2006.  MTG owns 90% of Modern Betting Limited, which owns 100% of Nordic Betting Limited. MTG sold the Bet24 operations to Unibet Group plc. in May 2012.

B.	Business Overview

MTG is organized and reports the results of its operations in various segments.  The structure currently comprises the business segments “Free-TV Scandinavia,” “Pay-TV Nordic,” “Free-TV Emerging Markets,” “Pay-TV Emerging Markets,” “Associated Company CTC Media” and “Other Businesses.”  The following discussion is based upon the structure of MTG’s operations through December 31, 2012, and as accounted for in MTG’s consolidated financial statements as of and for the year ended December 31, 2012.

MTG’s organizational structure is designed to enable its units to maintain and develop their positions in the markets in which they operate, and to exploit their established brands.  Responsibility for each of the business areas resides with MTG’s separate operating subsidiaries.

Strategy

MTG is an international entertainment broadcasting group with operations that span four continents and include free-TV, pay-TV, radio and content production businesses.  MTG’s Viasat Broadcasting business area operates free-TV and pay-TV channels, which are available on Viasat’s own satellite platforms and third-party networks, and also distributes TV content over the internet.

MTG’s strategy is to continue to grow its sales and profits and shareholder value by expanding its existing operations, launching new businesses and acquiring companies, while maintaining strict cost control and effective capital allocation across the Group.

MTG’s investments are focused on content production and branding, programming, technology and geographical expansion into new territories.  The Group broadcasts in a wide range of formats on its own satellite platforms in nine countries and on third-party broadcast networks (terrestrial, cable, satellite and IPTV) and over the open internet.  The Group is constantly increasing the number of in-house and third-party channels on these platforms and adding attractive content and segmenting its offering in order to increase its subscriber base and pricing power.  It is also investing in programming and channels in order to drive up its commercial share of viewing, advertising prices and overall TV advertising market shares.  In addition, the Group seeks to expand its broadcasting businesses into new markets by means of greenfield start-ups or acquisitions, with a particular focus on central and eastern Europe and Africa.  MTG also reviews opportunities, as they arise from time to time, to consolidate its existing market positions by acquiring competing or complementary businesses.

MTG benefits from its scale and integrated operations in terms of synergies among its operations in areas such as content production, acquisition and distribution, cross-promotional marketing and sales, customer relationship management and targeting, and the exporting of proven concepts to new markets.

MTG is also the largest shareholder in Russia’s leading independent television broadcaster, CTC Media, and is focused on driving up the value of its investment by actively engaging in the strategic development of the business.

The Market for MTG’s Services

MTG’s revenues are primarily derived from advertising revenue from its free-TV channels, and subscription revenues from the Viasat satellite pay-TV platforms in Scandinavia, the Baltic countries, Ukraine and Russia and its business as a virtual TV operator in third-party networks, primarily in Scandinavia.  Furthermore, the Group generates subscription revenues through the distribution of 19 proprietary Viasat-branded channels via third-party pay-TV networks to subscribers in 30 countries.  The Group also has subscription revenue streams from carriage fees, generated by sales of its free-TV channels to third-party networks.

The Group generated 42% of its revenues from advertising in 2012, compared to 44% in 2011 and 43% in 2010.  MTG has a wide-ranging client base among advertising buyers in each of its free-TV markets, and works both with media agencies as well as directly with advertisers.

The Group generated 49% of its revenues from subscription fees in 2012, compared to 47% in 2011 and 46% in 2010.

MTG also generates a proportion of annual revenues from other business to business and business to consumer sales.  These primarily comprise revenues from the Group’s content production businesses under the MTG Studios umbrella, and up until May 2012 revenues from the Group’s betting business Bet24.  The Group generated 9% of its revenues from business to business/business to consumer sales in 2012, compared to 9% in 2011 and 11% in 2010.

Competition

The Group’s primary competitors in the Free-TV Scandinavia segment are the commercial TV broadcasting incumbents TV4 Group (“TV4”) in Sweden, TV2 AS in Norway (“TV2 Norway”) and TV 2|DANMARK A/S (“TV2 Denmark”).  MTG also competes against the Scandinavian television and radio assets of SBS Broadcasting, which, until April 2013, was owned by German broadcasting group ProSiebenSat.1.  On December 14, 2012, Discovery Communications announced that it had entered into a definitive agreement with ProSiebenSat.1 to purchase SBS Broadcasting’s Nordic operations.  On April 9, 2013, Discovery Communications announced that it had completed the acquisition of SBS Broadcasting’s Nordic operations and SBS Discovery Media was formed, which includes both Discovery Communications’ and SBS Broadcasting’s networks and operations in the Nordic region.

In the Emerging Markets, MTG’s free-TV channels compete against a number of local and international players, including Central European Media in the Czech Republic and Bulgaria.  The Group’s competitors in Estonia include assets owned by Norwegian media group Schibsted.  The Group faces local competition in Latvia and Lithuania. By the end of 2012 all three Baltic television markets had completed the transition to digital terrestrial television. As a result, the Group is likely to face increased levels of competition from smaller and niche channels in the region over time.

MTG’s Pay-TV Nordic segment competes against the Canal Digital satellite TV platform, which is owned by Norwegian telecommunications group Telenor ASA.  MTG’s pay-TV business in the Nordics also competes against other pay-TV cable TV networks, digital terrestrial networks (in particular Boxer and Riks TV) and IPTV businesses (in particular Telia in Sweden, Telenor in Norway and TDC in Denmark).  MTG also competes against the content aggregator and channel provider C More Entertainment, which is owned by the Swedish commercial TV broadcasting incumbent TV4 Group. The Group has a strategic focus on online television through its online streaming subscription pay-TV service Viaplay, which offers TV, movie and premium sports content to subscribers for a monthly fee. The competition in the “over-the-top” online streaming TV market intensified during 2012, with local players like CMore Entertainment marketing its “Filmnet” brand, and with two major international competitors in the form of Netflix and HBO launching on-demand streaming subscription products in Scandinavia.

In the Baltic states, MTG’s satellite TV business competes against cable TV and IPTV businesses.  In Russia, MTG’s Raduga competes against both cable TV and IPTV businesses, as well as against the Tricolor and NTV+ satellite platforms.  MTG’s Ukrainian satellite TV platform competes against cable TV networks in the country, as well as against the digital terrestrial operator, which offers pay-TV channel packages to consumers.

MTG’s radio businesses in Scandinavia primarily compete against the radio assets of SBS Broadcasting, while MTG’s content production businesses compete against local and international production companies both for the sale of content and licensing rights. MTG’s content production businesses sell content both to the Group’s own channels and to external content distributors.

Seasonality

Please see “Item 5.  Operating and Financial Review and Prospects — A.  Operating Results — Seasonality.”

Viasat Broadcasting Business Area

The Viasat Broadcasting business area comprises the Group’s core broadcasting operations in Scandinavia, the Nordics and the Emerging Markets.  It consists of the business segments Free-TV Scandinavia, Pay-TV Nordic, Free-TV Emerging Markets, Pay-TV Emerging Markets and Associated Company CTC Media.  Viasat’s free-TV businesses broadcast 29 free-TV channels in 10 countries, while its pay-TV businesses offer satellite subscribers packages of over 60 Viasat branded channels and a wide selection of third-party channels via satellite platforms in 9 countries.  Viasat also makes its channels and content available as a virtual operator in third-party networks across the Nordic region, and operates a leading OTT offering in the Nordic region under the Viaplay brand.  In addition, Viasat distributes 32 of its channels on third-party networks in 32 countries across Central and Eastern Europe, Africa and the U.S.

The Viasat Broadcasting business area is comprised of five business segments as follows:

•	Free-TV Scandinavia

•	4 free-TV channels in Sweden

•	2 free-TV channels in Norway, with a third channel to be launched in 2013

•	3 Free-TV channels in Denmark

•	Pay-TV Nordic

•	Satellite TV platforms in Sweden, Norway, Denmark and Finland

•	Channel package offering as a virtual operator in third-party cable TV and IPTV networks

•	Online OTT subscription pay-TV service Viaplay offered over the open internet

•	Free-TV Emerging Markets

•	3 free-TV channels in Estonia

•	6 free-TV channels in Latvia

•	3 free-TV channels in Lithuania

•	3 free-TV channels in the Czech Republic

•	4 free-TV channels in Bulgaria

•	1 free-TV channel in Ghana

•	Pay-TV Emerging Markets

•	Satellite TV platforms in Estonia, Latvia, Lithuania, Ukraine and Russia

•	Channel package offering as a virtual operator on third-party IPTV network in Estonia

•	Wholesale “mini-pay” offering of 32 Viasat channels distributed via third-party pay-TV networks to subscribers in 31 countries across Central and Eastern Europe, Asia, Africa and the United States

•	Online OTT subscription pay-TV service Viaplay offered over the open internet in Sweden, Norway, Denmark, Finland and Russia

•	Associated Company CTC Media

•	3 free-TV channels in Russia

•	1 free-TV channel in Kazakhstan

•	1 TV company in Moldova

•	Pay-TV CTC channel in Europe, North Africa, the Middle East, Central Asia, Armenia, Georgia, Azerbaijan and Kyrgyzstan

•	Content production business in Russia

The Viasat Broadcasting business area also includes Viasat Broadcasting Central Operations, which comprises (i) MTG companies that provide services solely to, or broadcast transmissions for, the Free-TV Scandinavia, Pay-TV Nordic, Free-TV Emerging Markets and Pay-TV Emerging Markets segments and (ii) MTG’s subsidiaries MTG Broadcasting and Viasat Sport. Viasat Broadcasting Central Operations also includes the operations of Zitius Service Delivery AB (“Zitius”), Sweden’s leading independent communications operator, of which MTG acquired 80% on August 31, 2012. MTG has an option to acquire the remaining 20% of the shares in June 2016, and has consolidated 100% of the business as per September 1, 2012. Zitius was established in 2003 as an independent communications operator of Swedish Open Access broadband networks, and has multi-year agreements with infrastructure owners such as local Swedish councils and real estate organizations. Zitius has approximately 150,000 connected fiber households. Zitius provides network management and service packaging services, and installs, owns and operates active network equipment, including routers and switches, but typically does not operate the equipment on consumer premises. Zitius has agreements with a broad range of third party providers of telephony, data and TV services, who market their services to homes within the networks that Zitius operates. MTG’s Viasat Broadcasting is already one of these providers.

In addition, in 2012, the Viasat Broadcasting Central Operations included the contribution from joint venture company TV2 Sport A S in Denmark. MTG acquired all the remaining shares in the 50/50 joint venture from TV2 Denmark on December 20, 2012, and 100% of the balance sheet in TV 2 Sport was consolidated as per December 31, 2012. TV 2 Sport will be reported within MTG’s Pay-TV Nordic business segment from January 1, 2013. MTG has rebranded the channels into TV3 Sport 1 and TV3 Sport Premier League from their prior brands TV 2 Sport and TV 2 Sport Premier League. MTG has also announced that it will launch a new channel TV3 Sport 2 in 2013.

MTG acquires or commissions the majority of its television programming content (including movies, sports, dramas, comedies, documentaries, reality shows and soaps) from Hollywood studios, independent production companies and sports rights holders. MTG also produces certain programming in-house. MTG also purchases a wide range of free-TV and pay-TV channels from third party broadcasters for inclusion in its pay-TV packages.

MTG’s operating companies regularly purchase advertising on MTG’s free-TV channels, radio stations and websites, as well as in third party media (TV, radio, online, outdoor and print) and uses direct marketing (as permitted) to promote its free-TV channels, radio stations and pay-TV package offerings and services, in order to attract additional viewers, listeners and subscribers, and to build brand awareness and recognition levels. MTG also actively cross-promotes its services by using unsold airtime on its TV channels and radio stations and through its large number of websites. MTG also markets its pay-TV offerings through its relationships with retailers, third party resellers and by using customer relationship management (call center) services.

MTG transmits its satellite broadcasts mainly using the satellites Astra 4A and SES-5, both located at orbital position 5 degrees East. Astra 4A supports services for DTH broadcasting, cable TV feeds, occasional transmissions and broadband solutions to Europe, Nordics and Sub-Saharan Africa. MTG uses around 20 transponders on the satellite. SES-5 was launched in July 2012 and covers South Africa, North Africa, Europe and Atlantic Ocean. It brings enhanced capacity and supports DTH services. Both satellites are leased from the satellite owner SES S.A. Pursuant to the contractual arrangements with the satellite owner, if a transponder were to malfunction, Viasat has the automatic right to receive capacity on a qualifying transponder on other satellites of the satellite owner, provided such capacity is available.

Free-TV Scandinavia

Overview

MTG’s Scandinavian free-TV operations consist of the transmission of advertising-financed television channels generally available to viewers without the payment of a subscription fee.  MTG transmits its Scandinavian free-TV channels from its primary broadcast center in London, United Kingdom.  By utilizing a broadcast center in London, MTG is able to achieve economies of scale in many areas, including transmission, administration, program planning and scheduling, and marketing.

Transmitting from the United Kingdom allows MTG to take advantage of the regulatory regime overseen by Ofcom, the UK communications regulator.  Historically, this allowed the Group’s channels to broadcast advertising on a more favorable schedule and with greater frequency than pursuant to regulatory regimes in Scandinavia.  The regulation for advertising minutage in Scandinavia has now however been changed, and the frequency of advertising allowed in these countries is similar to that allowed by Ofcom.

Audience Shares

MTG reports the audience shares for its channels on a combined “media house” basis in each country, which means that MTG reports a total audience share in the target demographic, comprising the audience shares of all of its individual channels in that country.  The Group’s commercial share of viewing in the target demographic is presented in the following table:

Commercial share of viewing (%) (age 15-49 years) (1)	2012	2011	2010
Sweden (TV3, TV6, TV8, TV10)	34.8	35.8	36.8
Norway (TV3, Viasat4)	18.8	22.4	26.4
Denmark (TV3, TV3+, TV3 PULS)	23.5	24.1	24.5

(1)
The commercial share of viewing data for Sweden are according to Mediamätning i Skandinavien (“MMS”), which conducts daily measurements of TV viewing by electronic meters located in a nationally representative panel.  The commercial share of viewing data for Norway and Denmark are according to TNS Gallup.  TNS is a leading market research group with operations in more than 80 countries.

Sweden

MTG’s Swedish media house comprises the TV3, TV6, TV8 and TV10 free-TV channels.  The channels primarily generate advertising revenue, but a lower proportion of overall free-TV revenues comes from carriage fees of the Group’s free-TV channels on third-party networks.  The digitalization of the terrestrial TV network in Sweden was completed in 2008.

The below penetration statistics for MTG’s free-TV channels are measured as perceived household penetration, rather than technical penetration and are based on data from independent viewer surveys in each of the Scandinavian countries.

TV3

TV3 is a broad entertainment channel, targeting a female-skewed target audience.  The channel broadcasts a broad range of entertainment content which includes locally commissioned and produced content as well as acquired formats and programs, primarily from U.S. studios.  TV3 was the Group’s first free-TV channel in Sweden and was launched in 1987.  TV3 is available through Viasat’s and Canal Digital’s satellite TV platforms in Sweden and is also distributed via IPTV and cable TV networks.  TV3 in Sweden had a penetration of 85% at the end of 2012, 88% at the end of 2011 and 87% at the end of 2010.

TV6

TV6 is a broad entertainment channel with a younger, male-skewed target audience.  The channel broadcasts a wide range of locally produced and acquired entertainment content.  TV6 was launched in Sweden in May 2006.  In Sweden, TV6 is made available through Viasat’s digital satellite TV platform, as well as through the digital terrestrial network and through IPTV and Cable TV networks.  TV6 in Sweden had a penetration of 85% at the end of 2012, and 88% at the end of 2011 and 2010.

TV8

TV8 targets a more mature audience in the 35+ year demographic, and offers current affairs and lifestyle programs mixed with series, movies and occasionally sports.  TV8 was launched in October 1997.  TV8 is available through Viasat’s and Canal Digital’s digital satellite TV platforms, in the digital terrestrial network and through IPTV and cable TV networks.  TV8 had a penetration of 62% in 2012 and 66% at the end of 2011 and 2010.

TV10

TV10 broadcasts a mixture of sports and factual programming, targeting a male audience in the age group of 25-59.  The channel was launched in September 2010.  The sports broadcast on the channel include content from UEFA Champions League, Formula One and ATP Tennis, as well as other premium sports.  TV10 is available through Viasat’s digital satellite TV platform and through IPTV and cable TV networks.  TV10 had a penetration of 50% at the end of 2012, 47% at the end of 2011 and 40% at the end of 2010.

Norway

MTG’s Norwegian media house comprises the channels TV3 and Viasat4.  The channels primarily generate advertising revenue, but a lower proportion of overall free-TV revenues comes from carriage fees of the Group’s free-TV channels on third-party networks.  The digitalization of the Norwegian terrestrial TV network was completed on December 1, 2009.

TV3

TV3 is a broad entertainment channel, targeting a female-skewed target audience.  The channel broadcasts a broad range of entertainment content which includes locally commissioned and produced content as well as acquired formats and programs, primarily from U.S. studios.  TV3 was the Group’s first free-TV channel in Norway and was launched in 1987.  In Norway, TV3 is available through Viasat’s and Canal Digital’s satellite TV, as well as in the digital terrestrial network, and is also distributed via IPTV and cable TV networks.  TV3 in Norway had a penetration of 91% at the end of 2012, 92% at the end of 2011 and 91% at the end of 2010.

Viasat4

Viasat4 is MTG’s secondary channel in Norway, and targets a broad, younger, male-skewed demographic.  Viasat4 was launched in September 2007.  Viasat4 is available through Viasat’s and Canal Digital’s digital satellite TV platforms, in the digital terrestrial network and through IPTV and cable TV networks.  Viasat4 had a penetration of 72% at the end of 2012 and 75% at the end of 2011 and 2010.

Denmark

MTG’s Danish media house comprises the channels TV3, TV3+ and TV3 PULS.  The channels primarily generate advertising revenue, but a lower proportion of overall free-TV revenues come from carriage fees of the Group’s free-TV channels on third-party networks.  The digitalization of the Danish terrestrial TV network was implemented on November 1, 2009. MTG announced on January 17, 2013 that it had signed channel distribution agreements to make the Danish TV3 and TV3 PULS free-TV channels available on Telenor-owned Canal Digital Denmark A/S’s satellite pay-TV platform for the first time. MTG had previously announced on November 16, 2012 that it had signed channel distribution agreements to make its TV3 and TV3 PULS channels available on Boxer TV-Access A/S’ digital terrestrial pay-TV platform in Denmark. These agreements are expected to substantially boost the Danish national perceived penetration of the TV3 and TV3 PULS channels in 2013. As a result, the Danish national perceived penetration of TV3 is expected to increase from 67% in the fourth quarter of 2012 to approximately 79% in February 2013, while TV3 PULS’ penetration is expected to increase from 46% at the end of 2012 to approximately 57% in July 2013.

TV3

TV3 is a broad entertainment channel, targeting a female-skewed target audience.  The channel broadcasts a broad range of entertainment content which includes locally commissioned and produced content as well as acquired formats and programs, primarily from U.S. studios.  TV3 was the Group’s first free-TV channel in Denmark and was launched in 1987.  In Denmark, TV3 is distributed through Viasat’s satellite TV platform as well as on third-party cable TV and IPTV networks.  TV3 in Denmark had a penetration of 67% at the end of 2012 and 2011 and 69% at the end of 2010.

TV3+

TV3+ is a broad entertainment channel skewed towards male viewers, and broadcasts series, movies as well as live football.  TV3+ was launched in April 1996.  In Denmark, the channel is made available through Viasat’s digital satellite TV platform and through IPTV and cable TV networks.  TV3+ had a penetration of 58% at the end of 2012, 60% at the end of 2011 and 62% at the end of 2010.

TV3 PULS

TV3 PULS is MTG’s third Danish entertainment channel and broadcasts exclusive live coverage of the Formula One motor racing and MotoGP motorcycle grand prix championships, as well as blockbuster movies, top drama series and popular lifestyle programs.  TV3 PULS was launched in March 2009.  The channel is positioned between the female-skewed TV3, and male-skewed TV3+, and targets both men and women within the 15-49 year demographic.  TV3 PULS is available through Viasat’s digital satellite TV platform and through IPTV and cable TV networks. TV3 PULS had a penetration of 44% at the end of 2012, 44% at the end of 2011 and 45% at the end of 2010.

Pay-TV Nordic

MTG’s Nordic pay-TV operations package, market and sell MTG’s own content and channels, as well as a wide selection of third-party content.  MTG has contracts with major Hollywood studios, and also has the exclusive broadcasting rights to a wide range of premium sports content ranging from football, ice hockey and American football to motor racing, golf, tennis and boxing.  MTG packages this content on its own thematic premium pay-TV channels under the Viasat brand, and on its online pay-TV platform Viaplay.  MTG also has distribution rights for a wide range of thematic international third-party channels.  MTG also makes its own free-TV channels available on its pay-TV platform.

MTG’s satellite platforms in the Scandinavian countries offer subscribers a range of content packages.  These packages range from basic offerings, which consist of popular free-TV channels and thematic international channels, to premium offerings, which include a high number of general and thematic free-TV and pay-TV channels.  These offerings include popular TV content, new and library movie titles and premium sports content.  MTG’s satellite proposition also offers a number of value-added services like multi-room subscriptions, HD and 3D content, PVRs and selection of catch-up content, both from MTG and third-party content providers through the digital set-top box.

MTG also makes its content packages available on major third-party IPTV and cable TV networks in Scandinavia.  The Group signed the first agreement to provide its channel packages in an IPTV network in 2008, and has since signed agreements with a majority of the leading IPTV and cable TV networks in Scandinavia.  In most cases, these agreements allow the Group to market and sell its channels directly to the subscribers of each respective network, and the agreements are structured on a revenue sharing-basis.

MTG also offers its content through its online pay-TV service Viaplay, which was launched in February 2010.  Viaplay is a streaming service offering subscription packages which range from a basic TV content offering to a premium offering of live sports, current and library movie titles and TV content.

Primary brands

Viasat.  Viasat is the brand of MTG’s satellite TV offering, and the Viasat satellite TV platforms are available in Sweden, Norway, Denmark and Finland.  MTG also offers a portfolio of premium pay-TV channels under the Viasat brand.  The portfolio comprises the following brands:

Standard definition channels	Sweden	Norway	Denmark	Finland
Viasat Film	Yes	Yes	Yes	Yes
Viasat Film Action	Yes	Yes	Yes	Yes
Viasat Film Nordic	Yes	Yes	Yes	Yes
Viasat Film Family	Yes	Yes	Yes	Yes
Viasat Film Classic	Yes	Yes	Yes	Yes
Viasat Film Drama	Yes	Yes	Yes	Yes
Viasat Sport	Yes			Yes
Viasat Sport		Yes
Viasat Fotboll	Yes
Viasat Fotball		Yes
Viasat Hockey	Yes	Yes		Yes
Viasat Motor	Yes	Yes
Viasat Golf	Yes	Yes	Yes	Yes
TV3 Sport 1			Yes
TV3 Sport Premier League			Yes
TV3 Sport 2			Yes
Viasat History	Yes	Yes	Yes	Yes
Viasat Explorer	Yes	Yes	Yes	Yes
Viasat Nature	Yes	Yes	Yes	Yes
Viasat Crime	Yes	Yes	Yes	Yes

High Definition and 3D	Sweden	Norway	Denmark	Finland
Viasat Film HD	Yes	Yes	Yes	Yes
Viasat Film Action HD	Yes	Yes	Yes	Yes
Viasat Film Nordic HD	Yes	Yes	Yes	Yes
Viasat Film Family HD	Yes	Yes	Yes	Yes
Viasat Film Drama HD	Yes	Yes	Yes	Yes
Viasat Fotboll HD	Yes
Viasat Motor HD	Yes
Viasat Premier League HD	Yes
TV3 Sport HD			Yes
TV3 Sport Premier League HD			Yes
TV3 Sport 2 HD			Yes
Viasat Sport HD		Yes
Viasat History HD	Yes	Yes	Yes	Yes
Viasat Explorer HD	Yes	Yes	Yes	Yes
Viasat Nature HD	Yes	Yes	Yes	Yes
Viasat Crime HD	Yes	Yes	Yes	Yes
Viasat Hockey HD	Yes	Yes		Yes
Viasat Sport HD	Yes			Yes

High Definition and 3D	Sweden	Norway	Denmark	Finland
Viasat Fotball HD		Yes
Viasat 3D	Yes	Yes	Yes	Yes
Viasat Golf HD	Yes	Yes	Yes	Yes

Viasat Film

The Viasat Film channel family comprises thematic premium movie channels, offering a wide range of international and Scandinavian content. The channels are divided by theme in order to provide viewers with a clear range of diverse content under the Viasat brand.  The Viasat Film channels were marketed and sold under the TV1000 brand until February 2012, and the new Viasat Film branded channels were launched on March 1, 2012.  The launch was supported by an extensive pan-Nordic campaign, in order to support the rebranding and drive the uptake of the new channels among subscribers in the Nordic countries.

Viasat Documentary Channels

MTG offers four documentary channels under the Viasat brand.  Viasat History is a documentary channel featuring a blend of ancient and modern history, biography and popular culture in a variety of TV formats.  Viasat Explorer is a documentary channel for those seeking thrills and adventure, travel, boys’ toys, extreme weather and famous criminal stories.  Viasat Nature offers a wide range of high-quality, award-winning and entertaining nature documentaries.  Viasat Crime is a fictional crime channel that offers American and British crime series, mini-series and dramas.

Viasat Sports Channels

MTG offers an extensive portfolio of premium sports channels on its satellite platforms in the Nordic countries as well as in the third-party networks where it markets and sells its content.  Viasat’s sports channels are divided into thematic standard and high definition channels, and offer football, racing, tennis, golf, boxing, ice hockey and American football, as well as a number of other sports.

MTG’s Danish sports offering operated under the TV2 Sport brand until the end of 2012, and was subsequently rebranded into TV3 Sport.  The TV3 Sport 1 channel in Denmark features a variety of premium sports rights as football, tennis, cycling, boxing and motor racing, while TV3 Sport Premier League is focused on coverage of Barclays Premier League. TV3 Sport 2 was launched on February 5, 2013, and offers boxing, speedway, NASCAR, WTA Tour, Champions League handball, All England badminton, football from the English Premier League and the French Ligue 1, NHL and other sports rights.

Viasat Sweden

Viasat’s Swedish satellite TV offering comprises five different interest packs.  The Entertainment package offers 16 broad and thematic free-TV and pay-TV channels, including free-TV channels from competing commercial free-TV operators 8 catch-up channels.  The Documentary package offers 18 thematic documentary and news channels, including Explorer, Viasat History and Viasat Nature, as well as popular channels such as National Geographic, CNN and CNBC including 8 catch-up channels.  The Children’s package comprises 10 popular third-party children and youth-focused channels, including the Disney channel, Nickelodeon and MTV as well as 7 catch-up channels.  The Sports package comprises the 4 thematic premium Viasat channels, Viasat Fotboll, Viasat Motor, Viasat Hockey and Viasat Sport, as well as the sport-focused free-TV channels TV10 and TV4 Sport.  The Film package comprises at total of 8 channels, which include Viasat’s own thematic Viasat Film, Viasat Film Nordic, Viasat Film Action, Viasat Film Family, Viasat Film Classic and Viasat Film Drama, as well as two adult entertainment channels.  Viasat also has an HD channel package offering which includes HD versions of free-TV channels, third-party channels and Viasat’s own thematic sports, movie and documentary channels. Customers who subscribe to all packages can access over 80 channels in SD and HD definition.

Viasat Norway

Viasat’s Norwegian satellite TV offering comprises five different interest packs.  The “Folkepakken” is positioned similarly to the Entertainment pack in Sweden and offers 19 popular free-TV and pay-TV channels, of which 7 can be viewed in HD, focusing on entertainment and news.  The pack includes Viasat’s free-TV channels TV3 and Viasat4, as well as the thematic Viasat Crime channel, as well as 4 third-party channels.  The Movie pack includes a total of 9 standard definition movie channels, and consists of Viasat’s own Viasat Film, Viasat Film, Viasat Film Nordic, Viasat Film Action, Viasat Film Family, Viasat Film Classic and Viasat Film Drama channels, a number third-party movie channels, as well as the Viasat Film, Viasat Film HD and 2 additional catch-up channels.  The Sports package comprises the Viasat Fotball, Viasat Motor, Viasat Hockey and Viasat Sport channels that are also available in HD.  The Children’s package consists of 8 third-party channels, offering children’s and youth programming, including the Disney Channel, Nickelodeon and Cartoon Network, as well as 4 catch-up channels.  The Documentary and News pack contains  7 thematic channels which include the Viasat Explorer, Viasat History and Viasat Nature channels as well as popular third-party channels.  Viasat Gull includes all of the available channel packages and a subscription to Viaplay.

Viasat Denmark

Viasat’s Danish satellite TV offering comprises 6 interest packs. The “Bonus” pack that is positioned similarly to the Swedish “Entertainment” pack, and comprises a total of 14 free-TV and pay-TV channels focused on broad entertainment.  The “Bonus” pack includes Viasat’s Danish free-TV channels as well as third-party channels.  The “Entertainment and News” pack offers 13 third-party channels with a focus on news broadcasting.  The Documentary pack offers a total of 7 thematic documentary channels and includes Viasat’s own Viasat History, Viasat Explorer, Viasat Nature and Viasat Crime channels.  The “Children’s and Music” pack offers a total of 10 third-party channels and 3 radio channels, including the Disney Channel, Cartoon Network, Nickelodeon and MTV Hits.  The Danish Sports pack offers four premium sports channels including two TV2 Sport joint venture channels.  The Film pack comprises a total of 8 movie channels, including Viasat’s own Viasat Film, Viasat Film Action, Viasat Film Family, Viasat Film Drama, Viasat Film Nordic and Viasat Film Classic, as well as the Viasat Film Play catch-up channel service. Customers who subscribe to the “Big Denmark Package” can access over 55 channels, 18 channels offered in HD and receive a subscription to the Viaplay online pay-TV service.

Viasat Finland

Viasat’s Finnish offering currently consists of a premium “Double Platinum” package, which comprises 40 channels, 18 of which can be watched in HD, including the Group’s own Swedish free-TV channels and premium thematic pay-TV channels, as well as a wide range of third-party premium channels.  Viasat’s value-added services are also made available in Finland, and include a multi-room option, a premium tier HD recordable PVR set-top-box, a 3D offering, as well as an offering which allows subscribers to temporarily shift their offering to a vacation home.  A subscription to Viaplay is included with all new satellite TV subscriptions

Virtual Operator in Third-Party Networks

In May 2008, Viasat signed a ground breaking agreement with one of the leading Swedish IPTV operators, which enabled Viasat to market and sell its pay-TV channel packages directly to broadband and IPTV subscribers.  In the following years, Viasat went on to sign a large number of similar agreements with major cable and IPTV networks in Scandinavia.  Viasat is now focused on selling its content packages in third-party networks in the four Nordic countries.  The pricing of Viasat’s offerings on third-party networks typically reflects the corresponding package price paid by subscribers on the respective satellite platform in each country, but due to bandwidth limits in the third-party networks, Viasat does not offer its value-added services for its third-party subscribers at this stage.

Subscribers

The Group is focused on subscriber intake and retention, and therefore periodically makes available special offers in each of the markets, which may include reduced monthly prices during a shorter set subscription period, new technology offerings or special content deals.

Viasat’s Nordic businesses had a total of 592,000 premium satellite subscribers at the end of 2012, compared to 638,000 subscribers at the end of 2011 and 663,000 subscribers at the end of 2010.  Viasat also had 46,000 basic subscribers at the end of 2012, 38,000 subscribers at the end of 2011 and 43,000 subscribers at the end of 2010.  Viasat had 427,000 third-party networks subscribers at the end of 2012, 421,000 subscribers at the end of 2011 and 394,000 subscribers at the end of 2010.  The overall development reflected an ongoing, long-term transition from traditional distribution methods towards new technologies.

	2012	2011	2010
	(thousands)
Premium satellite subscribers	592	638	663
Third party network subscribers	427	421	394
Basic subscribers	46	38	43

Viasat’s premium satellite customers generate a higher ARPU, but also have a higher overall cost base per subscriber, due to subscriber acquisition cost related to installation and technology, among other things.  Viasat does not have any significant subscriber acquisition costs for its third-party subscribers, as the agreements with the third-party networks are done on a revenue-sharing basis and Viasat does not therefore incur any technology or installation costs.

Viaplay

The Viaplay online pay-TV service was launched in March 2011 in Sweden, Norway, Denmark and Finland.  The service enables subscriber to use a single ID and password to access Viasat pay-TV content on any internet-connected device.  This OTT portable solution was the first of its kind in Scandinavia, and provides internet access to thousands of hours of streamed movies, sports coverage, TV series, and catch-up services of both Viasat’s own and third-party free-TV channels.  Viaplay is made available on personal computers, as well as smartphones, tablet devices and connected TVs. In May 2012, Viaplay expanded the service by launching an internet connected set-top box in Sweden. The Viaplay box offers customers the full Viaplay on-demand subscription video on demand experience, as well as over 30 linear channels, delivered over the open internet and the unencrypted Swedish digital terrestrial network.

Free-TV Emerging Markets

Overview

Viasat’s free-TV operations in the Emerging Markets consist of the transmission of advertising financed television channels generally available to viewers without the payment of a subscription fee.  MTG transmits its Emerging Market free-TV channels both from its London-based broadcast center in United Kingdom and from local play-out facilities in the individual countries of operation.  The Group announced on January 4, 2012 that it was going to close down its loss-making Slovenian operations, and the TV3 Slovenia channel stopped broadcasting on February 29, 2012.

Audience shares

MTG reports the audience shares for its channels on a combined “media house” basis in each country, which means that MTG reports a total audience share in the target demographic comprising the audience shares of all of its individual channels in that country.  The Group’s commercial share of viewing in the target demographic is presented in the following table:

Commercial share of viewing (%) (1)	2012	2011	2010
Estonia (TV3, 3+, TV6) (age 15 – 49 years)*)	39.6	38.4	40.0
Latvia (TV3, 3+, TV6, LNT, TV5, Kanals 2**) (age 15 – 49 years)	61.8	37.2	38.1
Lithuania (TV3, TV6) (age 15 – 49 years)	44.0	44.0	40.7
Pan-Baltic (All Baltic channels) (15-49)	47.9	40.9	39.8

Czech Republic (TV Prima, Prima COOL) (age 15 – 54 years)*)	38.7	34.7	30.5
Bulgaria (Nova TV, Diema, Diema Family, Kino Nova) (age 18 – 49 years)	29.5	28.1	28.4
Hungary (Viasat3, Viasat6) (age 18 – 49 years)	8.6	8.1	7.5

*)
The commercial audience share for Estonia and Latvia was adjusted for 2012 and 2011 to include additional channels. The commercial audience share for the Czech Republic has been adjusted to exclude state-owned CT1 and CT2 as the volume of advertising on these channels is minimal due to changes in Czech broadcasting law.

**)	The increase in the Group’s Latvian commercial audience share reflected the consolidation of the LNT, TV5 and Kanals 2 free-TV channels within the Latvian media house from 2012.

(1)
All commercial share of viewing data for the Baltic countries (Estonia, Latvia and Lithuania) is from the TNS EMOR market research company.  The commercial share of viewing data for Czech Republic are according to ATO MediaResearch, a research agency with a wide range of products and services in the area of marketing and media research, analysis, data processing and software development.  The commercial share of viewing data for Bulgaria are according to GARB Audience Research Bulgaria, which provides TV audience measurement.  The commercial share of viewing data for Hungary are according to AGB Nielsen, now part of Nielsen Audience Measurement, which provides TV viewing data, TV advertising-spend data and other services.  The commercial share of viewing data for Slovenia are according to AGB Nielsen, now also part of Nielsen Audience Measurement.

The Baltics

MTG’s media houses in Estonia, Latvia and Lithuania are composed in a similar way to the Group’s Scandinavian media houses, with a primary broad TV3 channel targeting a female-skewed audience, and secondary channels targeting complementary demographics in each country in order to offer advertisers increased reach.  The channels generate advertising revenue, and a lower proportion of overall free-TV revenues are derived from carriage fees of the Group’s free-TV channels on third-party networks.

TV3

TV3 is an entertainment channel, targeting a broad female-skewed target audience.  The channel broadcasts a broad range of entertainment content which includes locally commissioned and produced content as well as acquired formats and programs.  TV3 Estonia is distributed via the national analogue terrestrial network and is also available on Viasat’s digital satellite TV platform and in third-party networks.  TV3 was launched in Estonia in March 1996, in Latvia in October 1998 and in Lithuania in June 1997.

TV6

TV6 is an entertainment channel with a broad, younger, male-skewed target audience.  The channel broadcasts a wide range of locally produced and acquired entertainment content.  TV6 is available through Viasat’s digital satellite TV platform in the Baltic states and via third-party networks.  TV6 was launched in Estonia in March 2008, in Latvia in April 2007 and in Lithuania in September 2008.

3+

In Latvia and Estonia the channel 3+ is an entertainment channel targeting Russian speaking viewers.  3+ was launched in Latvia on November 6, 2003 and in Estonia on January 3, 2005.  The 3+ channels are available through Viasat’s digital satellite TV platform in the Baltic states and are also distributed via third-party cable TV networks.

TV8

TV8 Lithuania was launched in October 2011 and complements the family-focused TV3 and male-skewed TV6 channels.  The channel is aimed at women aged 35+ and broadcasts high quality programming in Lithuanian and Russian.  The channel is available via satellite on the Viasat satellite platform, as well as through Lithuania’s major cable TV and IPTV networks.

LNT

LNT was created in 1996, as a combination of the news channel NTV5 and entertainment channel Picca TV. The channel is aimed at a broad age group of 35-65 year olds, and offers a broad range of entertainment and news programming. It is available on major cable TV and IPTV networks in Lithuania, as well as on Viasat’s satellite platform.

Kanals 2

Kanals 2 was launched in 2006 and is a general entertainment channel. It offers locally produced reality content as well as acquired programs targeting a predominantly young audience. The channel was rebranded into Kanals 2 in 2012, and went under the LMK brand between 2006 and 2012. It is available on major cable TV and IPTV networks in Lithuania, as well as on Viasat’s satellite platform.

TV5

The channel has been operating under the TV5 brand since 2001, and was previously branded TV Riga. TV5 is a Russian language channel offering TV series, comedy shows and films targeting 40% of the Latvian population that speaks Russian.

Czech Republic

MTG’s media house in the Czech Republic comprises the channels Prima Family, Prima COOL and Prima Love.  The channels primarily generate advertising revenue, but a lower proportion of overall free-TV revenues come from carriage fees generated from third-party networks.  The digitalization of Czech terrestrial television was completed in 2011. The Group’s Czech media house entered into a strategic sales cooperation with TV Barrandov in the beginning of 2013, and started selling the advertising airtime on the channel from January 1, 2013.

Prima Family

Prima Family is a broad, family oriented channel offering a wide range of locally produced content.  MTG acquired 50% of the channel, then called Prima TV, in September 2005.  The channel was rebranded into Prima Family in January 2012.  Prima Family is available through the digital terrestrial network and via cable, satellite and IPTV networks.

Prima COOL

Prima COOL is a broad general entertainment channel targeting 20-40 year old viewers.  The programming schedule of the male-skewed channel includes movies, locally produced and acquired content, as well as certain key sports.  Prima COOL was launched in April 2009 and is distributed via the digital terrestrial network, as well as through cable, satellite and IPTV networks.

Prima Love

Prima Love targets a broad female audience and offers international series, comedy and romantic movies and infotainment shows.  The channel was launched in March 2011, and is distributed via the digital terrestrial TV network, as well as through cable, satellite and IPTV networks.

Prima Zoom

Prima Zoom was launched on February 1, 2013, and is available in the digital terrestrial network and in the basic packages of a number of satellite, cable and IPTV pay-TV operators. The channel targets a somewhat male-skewed audience over 35 years of age.

Bulgaria

MTG’s media house in Bulgaria comprises the channels Nova, Diema, Diema Family and KinoNova.  The channels primarily generate advertising revenue, but a lower proportion of overall free-TV revenues come from carriage fees generated from third-party networks. MTG’s Bulgarian media house also sells advertising airtime for the Discovery Channel, TLC, Disney Channel, Cartoon Network, Fox, Fox Crime, Fox Life, 24Kitchen and the National Geographic Channel.

Nova TV

MTG acquired Nova Televizia in Bulgaria in October 2008.  Nova is a broad entertainment channel offering viewers a wide range locally produced and acquired entertainment content.  The channel was launched in July 1994.  Nova is broadcast under a national analog terrestrial license in Bulgaria, and is available via cable and satellite TV networks.

Diema

MTG acquired 50% of Balkan Media Group in March 2007.  BMG owned the Diema channels and MM in Bulgaria and the Albanian-language channel ERA TV in Macedonia.  In March 2009, MTG announced a reorganization of the ownership of its free-TV assets in Bulgaria, merging the Nova TV and Diema operations.

Diema targets a younger, male-skewed audience, and offers locally produced, international and sports content.  Diema is distributed via cable and satellite TV networks in Bulgaria.

Diema Family

Diema Family offers a broad range of locally produced and international entertainment content for the whole family.  The channel was launched in July 2006 and is distributed via cable and satellite TV networks in Bulgaria.

KinoNova

KinoNova is a movie-oriented channel which primarily focuses on international content.  The channel was launched as Diema2 in August 2003 and rebranded as KinoNova in September 2011.  KinoNova is distributed via cable and satellite TV networks in Bulgaria.

Hungary

MTG’s Hungarian media house comprises the channels Viasat3 and Viasat6.  The channels primarily generate advertising revenue, but a lower proportion of overall free-TV revenues come from carriage fees generated from third-party networks.

Viasat3

Viasat3 was launched in October 2004 and has the same broad, female-skewed, entertainment focus as the Group’s TV3 channels in other countries.  Viasat3 in Hungary is distributed via third-party cable TV, DTH and IPTV networks.

Viasat6

MTG’s secondary free-TV channel in Hungary follows the male-skewed, younger focus of the TV6 channel in Scandinavia.  The channel was launched in January 2008 and is distributed via third-party cable TV, DTH and IPTV networks.

Ghana

The Group launched its first African free-TV channel, Viasat1, in December 2008 in Ghana.  Viasat1 focuses on locally produced and international entertainment content as well as news.  The channel was built up from the ground during 2008, with the development of everything from transmission towers to play-out facilities in the capital Accra.  Viasat1 is transmitted free-to-air and received by a regular antenna.

Pay-TV Emerging Markets

MTG’s Pay-TV operations in the Emerging Markets comprise the Group’s Baltic, Ukrainian and Russian satellite TV platforms, and the wholesale “mini-pay” channel business, which markets and sells MTG’s 19 Viasat branded channels in 30 countries in Central and Eastern Europe, Russia and CIS, as well as Africa.

Subscribers

The Group is focused on subscriber intake and retention, and therefore periodically has special offers in each of the markets, which may include reduced monthly prices during a shorter set subscription period, new technology offerings or special content deals.  The Group had a total of 584,000 satellite subscribers in the Emerging Markets at the end of 2012, compared to 532,000 subscribers at the end of 2011 and 430,000 subscribers at the end of 2010.

The Baltics

The current satellite TV platforms in Estonia, Latvia and Lithuania were launched in September 2004.  The platforms bring specialized premium content to the Baltic states for viewers who want more movies, local and international sports, news and documentaries.  The platforms comprise Viasat Broadcasting’s own local free-TV channels, TV3 and TV6 in Estonia, Latvia and Lithuania and 3+ in Estonia and Latvia, as well as nine pay-TV channels and a number of local and international third-party channels.  Viasat’s Baltic satellite TV platforms were launched in 2000.

Viasat’s Estonia’s platform currently offers three different channel packages, while Viasat Latvia offers five packages.  The Estonian Start package comprises 13 entertainment, news, music and children’s channels, while the Latvian Start package comprises a total of 15 channels.  At present, Viasat’s offering does not include an entry-level channel package in Lithuania.

Viasat offers a Silver package in all three countries.  The Estonian Silver package comprises a total of 33 channels, while the Latvian Silver package contains 38 channels and the Lithuanian Silver package comprises a total of 35 channels.

Viasat also offers a Gold package in all three Baltic countries.  The Estonian Gold package comprises a total of 53 channels, the Latvian Gold package comprises 50 channels, and the Lithuanian Gold package comprises a total of 48 channels.  The Gold offerings in all three countries include Viasat’s own free-TV channels as well as premium film and sports channels, a wide range of third-party channels and a selection of high-definition channels.

Ukraine

The Viasat Ukraine satellite TV platform was launched in April 2008, as a joint venture with Strong Media Group, becoming the first licensed digital premium satellite operator in the country.  Viasat Ukraine offers a wide range of Ukrainian, Russian and international third-party channels, as well as Viasat’s six branded pay-TV channels in the region.  In February 2010, MTG announced it had signed an agreement to acquire a further 35% of Viastrong Holding AB from Strong Media Group.  The acquisition was completed in June 2010 following approval from the regulatory authorities in Ukraine.  MTG now owns 85% of Viastrong which, through Vision TV LLC, operates Viasat Ukraine.

Viasat Ukraine currently offers five different consumer packages:  a Family package, a Prestige, Prestige Premium, Prestige HD and Prestige Premium HD package and a Business package.  The Family package offers a total of 66 channels, which include Viasat’s own thematic pay-TV channels and a wide range of third-party channels.  The Prestige package offers a total of 93 channels, which include Viasat’s thematic channels, Viasat’s TV1000 movie channels and Viasat’s Sport channel, along with a wide range of basic and premium third-party channels, while the Prestige HD package offers a total of 98 channels. The Prestige Premium and Prestige Premium HD packages include access to the newly launched TV1000 movie channels and offers 95 and 102 channels respectively.  Viasat’s Business Standard offering comprises 37 channels, which include a number of Viasat channels and third-party channels, Viasat Business Sport offers 41 channels and Viasat Business HD consists of 39 channels .  The Business package is primarily targeted at businesses.

Russia

Raduga TV was launched in February 2009 and MTG announced on February 8, 2010 that it had acquired 50% of Raduga Holdings S.A. from Continental Media S.A. Raduga Holdings S.A. is the sole owner of LLC DalGeoCom, which operates Raduga TV.  The digital satellite TV platform Raduga TV in Russia offers a package of more than 50 TV channels, including a wide range of Russian channels, as well as the localized versions of leading international channel brands such as Discovery Channel, Eurosport, National Geographic and Jetix.  The package also includes Viasat Broadcasting’s Viasat History, Viasat Explorer, TV1000 Russian Kino, TV1000 East, TV1000 Action East and Viasat Nature East channels.  Russian networks CTC, Domashny and DTV, which are operated by CTC Media, Inc., as well as a number of other Russian free-TV channels, are also available on a free-to-air basis on the platform.  MTG owns 37.9% of CTC Media, Inc.

Wholesale mini-pay channel business

Viasat distributes 32 of its channels via third-party pay-TV networks to subscribers in 31 countries across Central and Eastern Europe, Africa and the United States.  The business was launched in 2003 through the introduction of TV1000 East in Russia, Moldova, Belarus and the three Baltic states, and Viasat Explorer was introduced on the Polish, Romanian, Hungarian and Bulgarian markets the same year.  Today, the Group’s channels are present in over 2,500 third-party pay-TV networks.  The offering consists of Viasat’s own branded channels which are adopted to local and regional markets.

MTG’s total offering of 32 channels comprises the following channels:

1.	Viasat Explorer CEE and Ukraine
2.	Viasat History
3.	Viasat Nature CEE
4.	Viasat Explorer Africa
5.	Viasat Crime Africa
6.	Viasat Nature Africa
7.	Viasat History Africa
8.	Viasat Nature HD
9.	Viasat History HD
10.	TV1000 East
11.	TV1000 East Action
12.	TV1000 Russian Kino
13.	TV1000 Poland
14.	TV1000 Balkan
15.	TV1000 Premium Baltic
16.	Viasat Sport Russia
17.	Viasat Sport Baltic
18.	Nova Sport
19.	Viasat Golf
20.	Da Vinci
21.	TV1000 Megahit HD
22.	TV1000 Premium HD
23.	TV1000 Comedy HD
24.	Viasat Explorer Russia & CIS
26.	Viasat Premier League HD
27	Viasat Motor
28	Viasat Motor HD
29.	Viasat Explorer Nordic and Baltics
30	TV1000 Megahit
31	TV1000 Premium
32	TV1000 Comedy

Viasat Explorer

Viasat Explorer is a documentary channel focusing on adventure, travel, technology, extreme weather and famous criminal stories.

Viasat History

Viasat History is a documentary channel featuring a mix of ancient and modern history, biography and popular culture programs in formats ranging from documentaries to historical dramas.

Viasat Nature

Viasat Nature offers a wide range of high-quality, award-winning and entertaining nature documentaries, focusing on veterinarians, wildlife experts and celebrities, as well as programs about predators, pets and wild animals from all over the world.

Viasat Crime

Viasat Crime is a fictional crime channel that offers the very best of American and British crime and thriller formats including series, mini-series and dramas about secret agents, murderers, assassins, criminal detectives and police investigations.

Viasat Sport

Viasat Sport is primarily focused on American sports and professional boxing.

Nova Sport

Nova Sport in Bulgaria features premium sports content including English Barclays Premier League and UEFA Champions League football, IAAF Diamond League athletics and 2010 IIHF World Championship ice hockey.

Viasat Golf

Viasat Golf is the only dedicated golf channel in Northern Europe, and broadcasts more than 1,400 hours of live golf coverage per year, including the European Tour tournaments, American PGA Tour, Ryder Cup, The British Open, the U.S. PGA Championship and the U.S. Open.

TV1000

TV1000 is MTG’s core movie channel brand outside the Nordic countries, and offers viewers a broad selection of entertaining feature films ranging from comedy to dramas and action.

TV1000 Megahit HD

V1000 Megahit HD was launched in October 2012 in Russia, Ukraine and other CIS countries. Featuring first run premieres of the latest blockbuster tittles from Hollywood and Russia, it was launched alongside TV1000 Premium HD and TV1000 Comedy HD.

TV1000 Premium HD

V1000 Premium HD was launched in October 2012 in Russia, Ukraine and other CIS countries. Focused on first run premieres of award winning films from the Hollywood studios and independent local distributors, it was launched alongside TV1000 Megahit HD and TV1000 Comedy HD.

TV1000 Comedy HD

TV1000 Comedy HD was launched in October 2012 in Russia, Ukraine and other CIS countries. Dedicated to US comedy movies, it was launched alongside TV1000 Megahit HD and TV1000 Premium HD.

Viasat Premier League HD

Viasat Premier League HD was launched in Sweden, Estonia, Latvia and Lithuania in August 2010 at the start of the 2010/2011 Premier League season, and is a dedicated Barclays Premier League channel, which provides coverage of all 380 matches during the Premier League season.

Viasat Motor

Viasat Motor was launched in October 2008 in Sweden and Norway when the previous pan-Nordic/pan-Baltic Viasat Sport 2 and Viasat Sport 3 channels were replaced to fulfill the growing demand for localized premium sports content. The HD version was launched in March 2011. Viasat Motor is the only dedicated motor sports channel in Sweden and Norway and features the most extensive Formula One coverage imaginable, including live coverage of each race and the qualifying sessions.

Associated Company CTC Media

CTC Media is the leading independent broadcasting company in Russia. The Group owns and operates the CTC, Domashny and Peretz television channels in Russia, as well as Channel 31 in Kazakhstan and a TV company in Moldova, and has more than 150 million people within signal reach. The international pay-TV version of the CTC channel is available in North America, Europe, North Africa, the Middle East, Central Asia, Armenia, Georgia, Azerbaijan and Kyrgyzstan. CTC Media also has its own TV content production facilities through its subsidiary Story First Production. In 2006, CTC Media became a publicly listed company. The company’s common stock is traded on the NASDAQ Global Select Market exchange under the symbol “CTCM”. MTG owned 37.9% of CTC Media at the end of 2012, 38.1% at the end of 2011 and 38.3% at the end of 2010.

Other Businesses

MTG’s Other Businesses segment comprises its radio, content production, and, until May 2012, its online betting and gaming businesses.

During 2012, MTG’s radio businesses operated the production and transmission of the “Rix FM” national commercial network of 30 stations in Sweden, the “Lugna Favoriter” local commercial station in Sweden, 12 “Bandit” local commercial stations and two near frequency stations in Sweden, the “Radio 1” local commercial station in Sweden, the “P4” national commercial station in Norway, four “P5” local commercial stations in Norway, the “Star FM” national commercial network of 8 stations in Estonia, three “Power Hit Radio” local commercial stations in Estonia, the “Star FM” national commercial network of 13 stations in Latvia and the “Power Hit Radio” local commercial station in Lithuania.  MTG operates three “NRJ” local commercial stations in Sweden and broadcasts “Rix FM” and “Bandit” on another 17 NRJ frequencies under agreements with NRJ RBS Broadcasting AB that expire at the end of 2012.  MTG also operates three NRJ local commercial stations in Norway, and provides sales and other services to another five NRJ local commercial stations, under agreements with NRJ Energy Holding Norway AS that expire at the end of 2016.  In addition, MTG owns an indirect interest of approximately 22% in the “Radio Nova” national commercial station in Finland.  All of the above stations operate under licenses granted by the local authorities and of differing durations.

The “Rix FM” network had an average of 883,500 daily listeners and a weekly commercial share of listening of 32.9% among 9 to 79 years old audiences, according to the survey carried out by TNS/SIFO between August 13, 2011 and October 14, 2011. According to TNS Gallup, the “P4” station was the most-listened-to national commercial radio channel in Norway in 2012, with an average of more than one million daily listeners and an annual average commercial share of listening of 59.0% of listeneres over the age of 12. Including other P4 owned stations in Norway, the MTG commercial share of listening was 63.0%. In 2012, according to an annual survey carried out over 52 weeks by Finnpanel, a company that measures TV viewing and radio listening to monitor the trends of TV and radio consumption, “Radio Nova” was the largest commercial station in Finland and had a daily average of 585,000 listeners and a weekly commercial share of listening of 20% of listeners over the age of 9.

MTG’s goal is to increase its listening and advertising market shares in each of the territories in which it operates by enhancing its programming and advertising sales operations.  The radio markets are highly competitive and MTG has to pay annual license fees in Sweden and Norway, which restricts the profitability of the businesses. MTG constantly reviews opportunities to add new formats and stations to its networks through greenfield or acquisition-led expansion, and is also making its programming available on the internet in order to boost penetration levels.  MTG’s radio stations are also an important cross-promotional tool for its TV broadcasting businesses and the marketing of its pay-TV offerings in particular.

MTG’s content production businesses are gathered under the MTG Studios umbrella, and went under the Modern Studios brand until June 2012. As at the end of 2012, the operations comprised Strix, Strix Drama, Redaktörerna, Modern Africa Productions and the Eastern European production company Paprika Latino (MTG signed an agreement to acquire a 53% stake in Paprika Latino on June 14, 2012). Strix was established in Sweden in 1988 and now has offices in Sweden, Norway, Denmark and Holland.  Strix produces television programming for MTG television channels and third-party public service and commercial television channels around the world, including talk shows, documentaries and general entertainment shows.  Strix created approximately 400 first run hours of television entertainment during 2011.  Strix has developed and owns the rights to over 100 concept shows such as “The Farm” and “The Bar,” and has sold licenses to its formats in 87 countries around the world.  Strix Drama was established in 2009 and is primarily focused on documentaries and cinema releases for broadcast on both MTG and third-party TV channels.  Redaktörerna was established in 2001 and provides commercial publishing, printing and distribution solutions for companies, including electronic and hard copy newsletters.  Modern Africa Productions was established in 2010 in Ghana and produces news and other programming for MTG and third-party channels.  The content production businesses provide the Group with an opportunity to control and leverage the full value chain by generating high-quality content for broadcast on its own channels, as well as to produce high-quality content for sale to third-party broadcasters.  MTG is pursuing its strategy to continue to develop, produce and license new concepts for television programming as well as for new technical applications in the Nordic markets and internationally. Paprika Latino was founded in 2004, and has offices in seven countries: Romania, Hungary, Slovakia, Serbia, Bulgaria, Slovenia and Costa Rica. Paprika’s track record includes the best-selling cooking format “Fish on the cake”, as well as popular shows such as “X-Factor” and “The Voice”. Paprika Latino’s production capacities span a number of genres, and include reality TV, scripted fiction and game shows. MTG owns 53% of the business, and has consolidated Paprika Latino since September 17, 2012.

In May 2012 MTG completed the sale of the operations in its online betting and gaming business Bet24 to Unibet Group plc, and MTG therefore no longer has any operations in this area of business. At the end of 2011, MTG’s online betting and gaming businesses comprised Modern Betting Limited, of which MTG owned 90%. At that time, Modern Betting Limited owned the Bet24.com and Kojakpoker.com betting and gaming websites and businesses.

Regulation

The Company’s Viasat Broadcasting business area, is a leading free-TV and pay-TV operator in Scandinavia and the Baltics, and also has significant broadcasting operations in Bulgaria, Czech Republic, Hungary, Russia, Ukraine and Ghana.  Viasat’s free-TV and pay-TV channels and pay-TV platforms are available in numerous jurisdictions.  MTG is a major shareholder in CTC Media, Inc. a leading independent broadcasting company in Russia.  MTG is also a major shareholder in a leading commercial radio operator in Norway and Sweden.  The sectors in which we operate are subject to sector-specific regulation relating to broadcasting and general laws, in particular competition (anti-trust) and consumer law.

Regulation of Television Broadcasting

EU law is the main regulatory regime to which MTG’s broadcasting services are subject, and the relevant regulations are set out in the Audiovisual Media Service (“AVMS”) Directive which came into force on December 19, 2007, substantially revising the Television Without Frontiers (“TWF”) Directive of 1989.  EU member states were required to implement the AVMS Directive by December 19, 2009.

The AVMS Directive extends the legal framework from television broadcasting provided by the TWF Directive to media services generally.  The AVMS Directive covers both linear (i.e., broadcasting) and non-linear (e.g., video-on-demand and mobile television) transmissions of media services, with the latter subject to less stringent regulation.

Among other things, the AVMS Directive includes a “country of origin” principle to ensure that broadcasters are not required to comply with different rules in different EU member states.  Instead, each broadcaster is subject to the primary jurisdiction only of its “home” member state, determined in accordance with criteria laid down in the AVMS Directive.

The AVMS Directive has relaxed regulations in respect of advertising shown in linear broadcast in terms of the amount and timing of such advertising and has extended some of those rules to non-linear broadcasts.  In general, rules restricting when programming can be interrupted by advertising in linear broadcasting have been abolished, except in the case of movies, news and children’s programming where programming can be interrupted once every thirty minutes.  In addition, broadcasters may use product placement in most genres, subject to the identification of such practices and limitations on prominence.

For linear services, the AVMS Directive preserves the requirement that broadcasters, where “practicable and by appropriate means,” reserve a majority of their broadcast time for “European works.”  Such works are defined as originating from an EU member state or a signatory to the Council of Europe’s Convention on Transfrontier Television as well as being written and produced mainly by residents of the EU or Authority of Europe member states or pursuant to co-production agreements between such states and other countries.  In addition, the AVMS Directive also preserves the requirement that at least 10% of either broadcast time or programming budget is dedicated to programs made by European producers who are independent of broadcasters.  News, sports, games, advertising, teletext services and teleshopping are excluded from the calculation of these quotas.  This requirement is enforced in varying degrees by different EU member states.

Video-on-demand content is only subject to a basic tier of regulation which includes safeguarding essential public interests such as protecting minors, encouraging cultural diversity, preventing incitement to hatred and basic consumer protection rules.

Programming and Advertising Regulation

United Kingdom

Eleven of the Company’s main free-TV channels, as well as twenty-one of the pay-TV sports and thematic TV channels are broadcast from the UK to other EU member states and are therefore subject to EU law as implemented by the UK in its Communications Act 2003, as amended.

The Office of Communications (“Ofcom”) was established as the communications regulator in the UK by the Communications Act 2003 with responsibilities across television, radio, telecommunications and wireless communications services.  Ofcom is empowered to delegate responsibility for the regulation of advertising on linear and on-demand services to the Advertising Standards Authority (“ASA”) and regulation of On-demand Programme Services (“ODPS”) to the Authority for Television On Demand (“ATVOD”).

Viasat’sOfcom-licensed TV channels are permitted to transmit a maximum of 12 minutes of commercials in an hour, with an average of no more than 9 minutes per hour.  There are also restrictions on the number of breaks that can be taken per hour.  The breaks have to come at a natural place in the program to cause minimum disturbance to viewers.  There are also rules ensuring that advertising is not misleading and does not cause any harm or offense to viewers.  Alcohol and gambling advertising is permitted but restricted.  Categories that are prohibited to advertise include, among other things, tobacco products, offensive weapons, prescription-only medicines and firearms.  A key part of these rules is the protection of minors, by taking reasonable steps such as using appropriate scheduling.  Viasat also adheres to the UK watershed at 21:00 which denotes the time after which programs containing content with adult themes such as offensive language, violence or nudity can be broadcast.  In addition, Viasat protects the population as a whole by applying general accepted standards to all Viasat programming content and by ensuring that material that may cause offense is justified by context and does not incite hatred or discrimination.

Viasat’s subscription and transactional on-demand program service, “Viaplay,” is notified to and operates pursuant to the guidelines issued by ATVOD.  As stated above, on-demand services in the UK are subject to a lesser tier of regulation than linear services.  The main restrictions relate to the protection of minors from unsuitable content and ensuring that any program content does not incite hatred or discrimination.  There are also similar restrictions in relation to product placement and commercial advertising to those imposed on linear services.

Sweden

The Company broadcasts Viasat Film -branded TV channels which are licensed in Sweden.  Television broadcasters in Sweden are permitted to broadcast a maximum of 12 minutes of advertising per hour.  Any broadcast of advertising should be clearly differentiated from the rest of the content.  Interruptions for advertising may not affect the integrity and value of the program, or violate rights of the IP holder.  Advertisement to attract the attention of children is not permitted.  Advertising for prescribed medication, alcohol or tobacco is also prohibited and companies manufacturing or selling these products are further restricted from sponsoring programs or promoting their products by product placement.  News anchors and alike may not appear in advertising, and news broadcasts may not be sponsored.  Product placement is only permitted in certain programs, and only on the conditions that the program does not improperly promote commercial interests.  Any product placement or sponsorship must be clearly communicated.  Programs that are not commercial advertising may not improperly promote commercial interests and broadcast subject to conditions of impartiality may not include content intended to gain support for political or religious opinions.  Programs containing portrayals of violence or pornographic images must be preceded by a verbal warning or accompanied by warning text and must not be broadcast in a manner that would create a considerable risk of reaching audiences comprised of children.  More than half of the annual transmission time of broadcasting (other than through cable) shall be reserved for European works.  At least 10% of the annual broadcasting time or budget shall be used for European works created by producers who are independent of broadcaster.  A considerable proportion of programs shall be in Swedish, created by Swedish artists and authors.  Broadcasts (other than through cable) shall be made accessible for persons with physical impairments.

Russia

The Company broadcasts TV1000 Action East, TV1000 East, TV1000 Russian Kino, Sport Channel  Viasat, Viasat Explorer, Viasat History, Viasat Nature, Viasat Nature/History HD, TV1000 Premium, TV1000 Megahit  and TV1000 Comedy.  All channels broadcast in Russia have to be locally registered and carry a local license. The

Federal Service for Supervision in the Sphere of Telecom, Information Technologies and Mass Communications (ROSKOMNADZOR) is the communications regulator in the Russian Federation.

The advertising regulation allows up to 9 minutes of advertising per hour and there is no difference between pay and free channels.  Children’s, educational, religious and some other programs are subject to stricter rules.  Television programs which is less than 15 minutes can not be interrupted with advertising. Advertising of certain types of merchandise on television are prohibited (alcohol, tobacco, beer, prescribed drugs and some other) or severely restricted (medicament, medical treatment and equipment, dietary supplements and nutritional supplements, baby food and some other).  All advertising must be removed on formal mourning days.

Propaganda of violence and cruelty, terrorism and porn in media, including on TV, is prohibited (according to the Law “On Mass Media”).

Local legislation in several regions (including St. Petersburg) prohibits promotion of homosexuality.

Unprintable expressions in advertising and in media, including TV, are prohibited (punished by the supervisory authorities), although an appropriate law has not yet been passed.

Since September 2012, all movies and documentary programs must be assessed to determine  whether they contain information harmful to children, and accordingly classified in certain age limitation categories indicating the age group of children to which these movies and programs can be shown (according to the law “On protection of children from the information harmful to their health and development”). Promos must be classified as well. During the television broadcast at the beginning of each program or film the age limitation marks (12+, 16+ or 18+) of the relevant program or film must be indicated. Age limitation marks 0+ and 6+ do not need to be indicated. For TV Guides and other publications, however, all marks (0+, 6+, 12+, 16+ and 18+) must be indicated. Films and programs with the age marks 18+ and 16+ (*16+ with episodic cursing without unprintable expressions and heterosexual relations without explicit details) can be shown on TV only with time restrictions. News programs are excluded from these requirements.

Bulgaria

The Company broadcasts Diema, Diema Family, Nova Sport and Kino Nova TV channels in Bulgaria.  In Bulgaria, privately owned broadcasters are permitted to broadcast advertising for up to 12 minutes per hour.  There are also restrictions on the frequency of advertising breaks.  For example, news and children’s programs shorter than 30 minutes cannot be interrupted.  Further restrictions relate to advertising content, including a ban on tobacco advertising and restrictions on alcohol advertising, and regulations on advertising targeted at children or broadcast during children’s programs.  In addition, members of the news department of our channels are prohibited from appearing in advertisements.

Our channels in Bulgaria are required to comply with several restrictions on programming, including regulations on the origin of programming.  These channels must ensure that 50% of programming broadcast consists of EU- or locally-produced programming and 12% of programming must be produced by independent producers in the EU.  News, sports, games and teleshopping programs, as well as advertising and teletext services, are excluded from these requirements.

Czech Republic

The Company broadcasts Prima Family, Prima Love and Prima Cool TV channels in the Czech Republic.  Privately-owned broadcasters in the Czech Republic are permitted to broadcast advertising for up to 12 minutes per hour.  There are also restrictions for all broadcasters on the frequency of advertising breaks during and between programs, as well as restrictions that relate to advertising content, including a ban on tobacco advertising and limitations on advertisements of alcoholic beverages, pharmaceuticals, firearms and munitions.

The Company’s TV channels are required to comply with several restrictions on programming, arising from the local regulations, which to a large extent are based on the AVMS Directive.  Broadcasting of all of the Company’s channels must also comply with their basic program specifications in their licenses.

Other jurisdictions

The Company’s local broadcasts are also subject to programming and advertising regulation in the Baltic countries and Ghana.

Licensing Regulation

The license granting and renewal process in the Company’s operating countries varies by jurisdiction and by type of broadcast (i.e., cable, terrestrial and satellite).  Depending on the country, terrestrial licenses may be valid for an unlimited time period, may be renewed automatically upon application or may require a more lengthy renewal procedure, such as a tender process.  Generally cable and satellite licenses are granted or renewed upon application.

United Kingdom

The Viasat TV channels broadcast from the UK operate pursuant to television licensable content service (“TLCS”) licenses granted by Ofcom.  Ofcom grants licenses on the basis of various conditions being continuously fulfilled, with the key condition being that general control of the TV channel service is held by a company that is “established” in the UK pursuant to the establishment criteria set out in the TWF Directive.  Viasat’s TV channels broadcast pursuant to Ofcom cable and satellite TLCS licenses are perpetual from the commencement date until such time as the licenses are surrendered by Viasat.

No specific license is required to operate video on-demand program services.  However, video on-demand program services controlled and operated by companies established in the UK, within the meaning set out in the AVMS Directive, are obliged to notify such service to ATVOD.  Viasat’s on-demand program service, “Viaplay”, is notified to and regulated by ATVOD.  Notification fees are paid annually.  Such notification is on-going and made on an annual basis until such time as Viasat gives notice otherwise.

Sweden

The Viasat Film channels operate pursuant to registrations with the Swedish Radio and Television Authority (“RTVV”) for satellite broadcasting.  This registration is perpetual until such time as Viasat notifies RTVV otherwise.

Russia

In accordance with the requirements of the Russian legislation, all Viasat channels distributed in Russia are locally registered and each carries a broadcast universal license allowing broadcasting all over the country by any means of distribution, including analogue cable distribution. The certificates of registration of media and licenses were reissued (by reason of changes have been introduced to the Russian law “On Mass Media”) and issued for the new HD channels in 2012 (each has a different period).  In the second half of 2013, the term of the license for channel TV1000 need to be extended. The other licenses must be extended  in 2014, 2015 and later.

Bulgaria

Nova operates pursuant to a national programming license issued by the Authority for Electronic Media of the Bulgarian Media Authority, and broadcasts pursuant to a national analog broadcasting permit that will expire at the time of the analog switch-off.  Nova also has a digital programming license that expires in July 2024.

Diema, Diema Family, Nova sport, Kino Nova each broadcast pursuant to a national cable registration that is valid for an indefinite time period.

Czech Republic

The Prima TV channels operate pursuant to nationwide DVB-T and satellite licenses issued by the Council for the Radio and Television Broadcasting.  They last for 12 years from the date of issuance and expire as follows:  Prima family DVB-T:  April 13, 2022, Prima family satellite:  December 12, 2023, Prima COOL DVB-T:  November 18, 2021, Prima COOL satellite:  March 5, 2021, Prima love DVB-T:  June 22, 2020, Prima love satellite:  November 18, 2021.

Other jurisdictions

The Company’s local broadcasts are also subject to licensing regulation in the Baltic countries and Ghana.

Regulation of Radio Broadcasting

The Company carries out it radio broadcasting operations though MTG Radio AB.  Radio broadcasters in Sweden are permitted to broadcast a maximum of 12 minutes of advertising per hour.  Before and after every instance of broadcasting of advertising, there should be a special signal clearly differentiating advertising from the rest of the broadcast.  Radio programs that are not commercial advertising may not improperly promote commercial interests.  Broadcasts subject to conditions of impartiality may not include content intended to gain support for political or religious opinions.  News anchors and alike may not appear in advertising and news broadcasts may not be sponsored.  Furthermore, there are limitations against advertising certain medicines, tobacco and alcohol products, and parties whose principal activity is to manufacture or sell alcoholic beverages and tobacco products are prohibited from sponsoring radio programs.

C.	Organizational Structure

The parent company, Modern Times Group MTG AB (publ), is a Swedish public limited liability company.  The following table identifies significant subsidiaries of Modern Times Group MTG AB (publ):

Name	Country	Ownership Interest	Voting Interest
MTG Broadcasting AB	Sweden	100%	100%
Viasat AB	Sweden	100%	100%
Viasat Film AB	Sweden	100%	100%
Strix Television AB	Sweden	100%	100%
Kilohertz AB	Sweden	100%	100%
MTG Holding AB	Sweden	100%	100%
MTG Russia AB	Sweden	100%	100%
Modern Times Group MTG A/S	Denmark	100%	100%
Viasat A/S Danmark	Denmark	100%	100%
Modern Times Group MTG AS	Norway	100%	100%
P4 Radio Hele Norge AS	Norway	100%	100%
Viasat AS	Norway	100%	100%
Viasat Broadcasting U.K. Ltd.	United Kingdom	100%	100%
FTV Prima spol s.r.o.	Czech Republic	50%	50%

D.	Property, Plant and Equipment

The various MTG Companies rent office spaces under leases with various terms.  The major lease commitments of the Company are its premises in Stockholm, Sweden; Oslo, Norway and Copenhagen, Denmark and premises in London, United Kingdom as well as its leases of satellite capacity and Swedish broadband network equipment.  Further, the Company leases small office premises in Stockholm, Sweden, from Investment AB Kinnevik, a significant shareholder of the Company.  The Company believes that the lease, which is renewable annually, is on terms equivalent to those that would be determined on an arm’s-length basis.

The principal categories of the MTG Group’s equipment consist of the satellite uplink and downlink facilities and transmission equipment in Stockholm, Sweden; London, United Kingdom; Moscow, Russia and Riga, Latvia, and transmission equipment and equipment for radio communication in Stockholm, Sweden and Tallinn, Estonia; Riga, Latvia and Vilnius, Lithuania.

The Company has sufficient capacity in its premises to carry on its current business.

Item 4A.  Unresolved Staff Comments

Not applicable.

Item 5.  Operating and Financial Review and Prospects

The following discussion and analysis should be read in conjunction with the consolidated financial statements of the Company and the related notes thereto included elsewhere in this annual report.  The consolidated financial statements of the Company have been prepared in accordance with the International Financial Reporting Standards (“IFRS”) issued by the International Accounting Standards Board (“IASB”) and its interpretations provided by the IFRS Interpretations Committee.

A.	Operating Results

Overview

During 2012, MTG was organized into six business segments:  Free-TV Scandinavia, Pay-TV Nordic, Free-TV Emerging Markets, Pay-TV Emerging Markets, Associated Company CTC Media and Other Businesses.  These segments comprise our six reporting segments for accounting purposes.

We refer to Free-TV Scandinavia, Pay-TV Nordic, Free-TV Emerging Markets, Pay-TV Emerging Markets and Associated Company CTC Media segments (and reflecting the Viasat Broadcasting Central Operations) as the Viasat Broadcasting business area, which represents the Group’s core TV broadcasting activities in Scandinavia, the Nordic countries and the Emerging Markets.  Viasat Broadcasting Central Operations comprises (i) MTG companies that provide services solely to, or broadcast transmissions for, the Free-TV Scandinavia, Pay-TV Nordic, Free-TV Emerging Markets and Pay-TV Emerging Markets segments and (ii) MTG’s subsidiaries MTG Broadcasting and Viasat Sport.  In 2012, Viasat Broadcasting Central Operations also included the operations of Zitius, of which MTG acquired 80% on August 31, 2012.  MTG has consolidated 100% of Zitius as per September 1, 2012.  In addition, in 2012, the Viasat Broadcasting Central Operations included the contribution from joint venture company TV2 Sport A S in Denmark. MTG acquired all the remaining shares in the 50/50 joint venture from TV2 Denmark on December 20, 2012, and 100% of the balance sheet in TV 2 Sport was consolidated as per December 31, 2012.  TV 2 Sport will be reported within MTG’s Pay-TV Nordic business segment from January 1, 2013.

As a result of the adverse market conditions in Eastern Europe and the Group’s other Emerging Markets during the last four years, the Free-TV Scandinavia and Pay-TV Nordic segments represent a majority of the Group’s annual net sales and operating profit, and therefore also have the greatest impact on the Group’s net results for each period.

Net Sales

MTG’s net sales primarily consist of (1) advertising revenues generated by the Group’s free-TV channels in Scandinavia and Central and Eastern Europe, (2) subscription revenues generated by the satellite pay-TV platforms in the Nordics, Baltics, Russia and Ukraine, (3) subscription revenues from the wholesale “mini-pay” business in the Emerging Markets, which sells a portfolio of 32 Viasat-branded channels to third-party TV networks in 31 countries across Central and Eastern Europe, Africa and the United States and (4) other business-to-business and business-to-consumer revenues, including revenues from content production.

Advertising Revenues

The Group generated 42% of its net sales from advertising in 2012, compared to 44% in 2011 and 43% in 2010.  MTG’s performance is significantly affected by the development of the overall advertising markets and in particular the TV advertising markets in the countries where it operates.  The markets in turn are affected by the prevailing broader macroeconomic climate, GDP development and consumer behavior patterns.  The Scandinavian advertising markets have historically been dominated by print advertising and TV advertising is relatively new, as it was only introduced in 1987.  Because of this dynamic, the TV advertising market has shown higher growth rates than the total advertising markets in the Scandinavian countries for a number of years, as TV continues to increase its share of the overall advertising market.  In the Group’s Eastern European advertising markets, TV has typically accounted for a relatively high proportion of the total advertising market.

Scandinavia

The aggregate Swedish TV advertising spend (the TV advertising market) grew by 4.0% in 2012, and grew by 9.6% year-on-year in 2011 and by 18.3% year-on-year in 2010, according to Institutet för Reklam-och

Mediestatistik (“IRM”), a company that collects, processes, analyzes and publishes data on Swedish advertising and media markets.  The Norwegian TV advertising market increased by 10.5% year-on-year in 2011, and increased by 9.5%  year-on-year in 2010, according to IRM.  IRM estimates the Norwegian TV advertising market to have grown by 6.9% year-on-year in 2012.  The Danish TV advertising market decreased by 4.8% in 2012, but increased by 10.9% year-on-year in 2011 and by 15.4% year-on-year in 2010, according to DRRB, an industry organization for Danish advertising agencies.  The development on the Scandinavian advertising markets reflected the decrease in advertising spending during the 2009 and 2008 global economic recession, and the subsequent strong recovery in Scandinavia.

The Swedish radio advertising market increased by 10% year-on-year in both 2011 and 2010, but declined by 11% year-on-year in 2012, according to IRM.  The Norwegian radio advertising market was stable in 2011, increased by 11% year-on-year in 2010, and increased by 6.8% year-on-year in 2012, according to IRM.  The commercial radio advertising markets typically exhibit similar dynamics to the TV advertising markets in each country.

The Baltics

The Estonian TV advertising market declined by 2% year-on-year in 2012, while it increased by 9% year-on-year in 2011 and by 1% year-on-year in 2010.  The Latvian TV advertising market increased by 6% year-on-year in 2011 and declined 1% year-on-year in 2010.  The Lithuanian TV advertising market grew by 6% year-on-year in 2011 and also grew by 6% year-on-year in 2010.  No Latvian or Lithuanian market data for 2012 was available at the time this report was compiled.  All TV advertising market data for the Baltic countries is from the TNS EMOR market research company.  The development in all three countries reflected the overall global macroeconomic decline in the wake of the 2008 global recession, and the subsequent development of each of the markets, which have been lagging behind their Western counterparts in terms of recovery.

Czech Republic

The Czech TV advertising market declined by 6% year-on-year in 2011 and by 1% year-on-year in 2010, according to Screen Digest, a company that analyzes global media markets including film, television, broadband media, mobile media, cinema, home entertainment, gaming and advertising.  No reliable data for 2012 were available at the time this report was compiled.  The performance reflected the overall global macroeconomic decline in the wake of the 2008 global recession, and the subsequent recovery which lagged behind the Group’s Western TV advertising markets.

Bulgaria

The Bulgarian TV advertising market declined by 5% year-on-year in 2011 and by 8% year-on-year in 2010, according to Screen Digest data.  No reliable data for 2012 were available at the time this report was compiled.  The performance reflected the overall global macroeconomic decline in the wake of the 2008 global recession, and the subsequent recovery which lagged behind the Group’s Western TV advertising markets.

Hungary

The Hungarian TV advertising market decreased by 6% year-on-year in 2011 and decreased by 3% year-on-year in 2010, according to MEME.  MEME is the Association of Hungarian Broadcasters. No reliable data for 2012 were available at the time this report was compiled.  The performance reflected the overall global macroeconomic decline in the wake of the 2008 global recession, and the subsequent recovery which lagged behind the Group’s Western TV advertising markets.

Subscription Revenues

MTG also generates net sales from subscription payments, primarily on its Viasat satellite pay-TV platforms in Scandinavia, the Baltic countries, Ukraine and Russia and carriage and subscription fees from its business as a virtual TV operator in third-party networks, primarily in Scandinavia.  Furthermore, the Group generates subscription revenues through the distribution of 32 proprietary Viasat branded channels via third-party pay-TV networks to subscribers in 31 countries across the world.  The Group also generates subscription revenue streams from carriage fees, generated by sales of its free-TV channels to third-party networks.  The Group generated 49% of its net sales from subscription fees in 2012, compared to 47% in 2011 and 46% in 2010.  MTG’s subscription revenues are of a less cyclical nature than the revenues generated by advertising.

Other Business-to-Business and Business-to-Consumer Revenues

MTG also generates net sales from other business-to-business and business-to-consumer (or “B2B/B2C”) sales. Historically, these have primarily comprised net sales from the Group’s betting business Bet24 and revenues from MTG’s content production businesses within MTG Studios.  During 2012, the composition of the B2B/B2C revenues was affected by the sale of the Bet24 business to Unibet in May 2012, the consolidations of the Swedish communications operator Zitius and the Eastern European production company Paprika Latino from September 2012. The Group generated 9% of its net sales from business-to-business and business-to-consumer sales in both 2012 and 2011, and 11% of net sales in 2010.

Intercompany Sales

There is a significant amount of sales among companies within the Group.  Most intercompany transactions comprise sales between the Group’s core broadcasting businesses.  A significant proportion of these sales relate to premium sports content.  A part of the intercompany sales is also generated by the Group’s MTG Studios content production businesses.  Intercompany sales, which are eliminated in consolidation, amounted to SEK 1,785 million in 2012, compared to SEK 1,684 million in 2011 and SEK 1,911 million in 2010.  See “—A.  Operating Results — Results of Operations for Years ended December 31, 2012, 2011 and 2010.”

Discontinued Operations

In 2010, the Group generated revenues from its online retailing subsidiary CDON Group AB (“CDON Group”).  On December 15, 2010, CDON Group was demerged from MTG by means of a distribution of the shares in CDON Group to MTG’s shareholders and the listing of CDON Group’s shares on NASDAQ OMX Stockholm.  In order to provide comparable financial data, CDON Group’s results for 2010 have been presented as discontinued operations.

Costs

The Company’s costs are reported as costs of goods and services, selling expenses and other operating expenses.  Costs of goods and services comprise mainly programming expenses and distribution expenses.  Selling expenses comprise mainly marketing expenses, sales personnel expenses and customer services expenses.  Other operating expenses comprise administrative expenses, office rentals and others.

MTG’s main cost items comprise costs of programming, distribution costs and employee benefits expenses.

Programming costs, which are included in costs of goods and services, are the largest component of the Group’s operating expenses, and amounted to SEK 6,920 million in 2012, SEK 6,824 million in 2011 and SEK 6,235 million in 2010.  As competition for viewer time and attention increases, high-quality locally-produced content, acquired programs and premium sports become increasingly important for broadcasters.  Due to MTG’s core business being broadcasting, programming costs, which include costs for locally-produced programs and formats, acquired content (primarily from major Hollywood studios) and premium sports content, are expected to continue to increase over time.  MTG has a continuous focus on optimizing its content inventory and adjusting its programming schedules to generate a maximum amount of viewing share from each program.

Distribution costs, a major part of which are included in cost of goods and services, are the costs associated with transmitting programming to subscribers, and amounted to SEK 1,537 million in 2012, SEK 1,567 million in 2011 and SEK 1,412 million in 2010.  The Group’s core premium satellite offering and a majority of both its free-TV and pay-TV channels are digital and transmitted via satellites.  Satellite transmission is the most cost-efficient method of transmission for the large volume of proprietary and third-party channels, which are made available in standard definition, as well as selectively in premium formats like high definition and 3D.  The main component of distribution costs is associated with leasing or renting transponder capacity on satellites for transmission of MTG’s channels to DTH subscribers and to cable companies for transmission to their subscribers.

Employee benefits expenses, which are divided among cost of goods and services, selling expenses and other expenses, amounted to SEK 1,736 million in 2012, SEK 1,627 million in 2011 and SEK 1,782 million in 2010.  The costs primarily include employee remuneration as well as the costs for the Group’s long-term incentive programs and social costs.

Other expenses include marketing and sales costs (included in selling expenses), property and equipment leasing costs (included in cost of goods and services) and depreciation and amortization charges (divided between cost of goods and services and other operating expenses).  Other expenses amounted to SEK 1,433 million in 2012, SEK 1,706 million in 2011 and SEK 1,721 million in 2010.

In 2011, the Group recognized SEK 2,979 million of impairment costs (primarily related to the impairment of the remaining goodwill and other intangible assets that arose from the Group’s acquisition of Nova Televizia in Bulgaria for EUR 620 million in 2008) and charges of SEK 203 million relating to the writing down of certain programming assets (mainly related to the Group’s Bulgarian broadcasting operations) and close-down costs (mainly associated with the closing down of the Group’s loss-making free-TV operations in Slovenia).  SEK 2,441 million of these charges were reported in selling expenses and the balance was reported in costs of goods and services.

Seasonality

The Group’s free-TV and radio operations have traditionally exhibited a higher level of seasonal fluctuation in terms of net sales and operating income than the pay-TV operations.  These seasonal effects reflect the annual peak and trough periods for consumer advertising and are expected to continue.  Traditionally, television advertising expenditure peaks during the fourth quarter, when advertisers increase their spending in order to drive consumption ahead of the year end holidays, with the second quarter of the year being the second largest one.  The third quarter is traditionally the weakest quarter of the year, due to lower advertising demand during the summer months.

Due to the seasonal effects of our operations, the results in any given quarter should not be taken as an indication of the performance in the subsequent quarter of the year.  The Group’s pay-TV operations do not exhibit any significant seasonality.

Free-TV Scandinavia (% of annual net sales generated)	Q1	Q2	Q3	Q4
2012	25%	27%	21%	28%
2011	23%	26%	22%	28%
2010	23%	26%	22%	29%

Free-TV Emerging Markets (% of annual net sales generated)	Q1	Q2	Q3	Q4
2012	21%	28%	18%	33%
2011	20%	29%	19%	32%
2010	22%	29%	18%	32%

Demerger of CDON Group in 2010

On December 2, 2010, MTG subscribed for 100% of the SEK 250 million unsubordinated convertible bond issued by the Group’s then wholly-owned subsidiary, the online retailer CDON Group.  The convertible bond bears interest of 2.85% per annum, and is due to be repaid at maturity on December 2, 2015 (if not redeemed or converted prior to maturity).  The convertible bond may be converted into CDON Group shares between June 15, 2012 and December 1, 2015.  The conversion price, calculated as 125% of the volume-weighted CDON Group share price during the first 20 days of trading in CDON Group’s shares (between December 15, 2010 and January 14, 2011), is SEK 38.00 per share.  MTG may therefore convert the bond into a maximum of 6,578,947 CDON Group shares between June 15, 2012 and December 1, 2015.

On December 15, 2010, MTG distributed all the shares in CDON Group to the Group’s shareholders as an extraordinary dividend.  MTG shareholders received one share in CDON Group for each MTG class A or class B share.  MTG class C shareholders were not entitled to the dividend.  CDON Group was also listed on NASDAQ OMX Stockholm.

Use of certain non-IFRS measures

Net sales growth at constant exchange rates is a non-IFRS financial measure that reflects the relative changes in net sales between periods adjusted for the effects of foreign currency exchange rate changes.  We believe that an understanding of our underlying net sales performance on a comparable basis year-over-year is enhanced after these effects are excluded.  We understand that, although net sales growth at constant exchange rates is used by investors and securities analysts in their evaluation of companies, this concept has limitations as an analytical tool, and it should not be considered in isolation or as a substitute for analysis of our net sales and results of operations as reported under IFRS.  Net sales growth at constant exchange rates should not be considered an alternative to nominal net sales growth, or any other measure of financial performance calculated and presented in accordance with IFRS.  Net sales growth at constant exchange rates may be defined and calculated differently by other companies, thereby limiting its comparability with comparable revenue growth used by such other companies.

To present net sales growth at constant exchange rates, the results for entities reporting in currencies other than SEK are converted into SEK at the prior period’s exchange rates, rather than the exchange rates for the period (e.g., 2012 net sales are recalculated using 2011 average foreign exchange rates).  For example, if net sales by a European entity reporting in Euro were €100 million in 2012 and 2011, MTG’s financial statements would report SEK 871 million of net sales in 2012 (using 8.7053  as the rate, which was the average exchange rate in 2012) and SEK 903 million of net sales in 2011 (using 9.0335 as the rate, which was the average exchange rate in 2011).  The presentation at constant exchange rates would translate the 2012 net sales using the 2011 exchange rates and indicate that underlying net sales were flat.

The average exchange rates for major currencies during the years ended December 31, used for the consolidated income and cash flow statements ended December 31, to translate the following currencies into SEK, are:

	2012	2011	2010
	Currency (per SEK)
DKK	1.1696	1.2126	1.2813
NOK	1.1641	1.1587	1.1916
EUR	8.7053	9.0335	9.5413

Net debt is a non-IFRS financial measure and represents total interest-bearing loans and borrowings and other interest-bearing liabilities after deduction of cash and short-term deposits and long- and short-term interest-bearing assets.  Management believes that it is a good reflection of our net leverage.  Reconciliation of net debt to interest-bearing loans and borrowings is presented in “Item 3.  Key Information — A.  Selected Financial Data.”

Results of operations

The following tables set forth net, or external, sales, internal sales and operating income/(loss) of each of the Company’s six segments for each of the indicated periods, with separate lines showing Viasat Broadcasting Central Operations and Parent Company and Other Companies.  Parent Company and Other Companies comprises revenues and costs relating to the parent company and certain Group intermediary holding companies, to the extent not allocated to any of the segments.  Net, or external, sales represent sales after consolidating eliminations of intra-Group sales.  Internal sales represent sales among Group segments (other than Associated Company CTC Media) and Parent Company and other Companies.

Following the distribution of CDON Group shares to MTG shareholders on December 15, 2010, MTG presented CDON Group as discontinued operations and the reporting for the Other Businesses has been restated for 2010 to reflect the organization from December 31, 2010 and onwards.

	Year ended December 31,
	2012	2011	2010
External sales(1)	(in SEK million)
Free-TV Scandinavia	3,989	4,224	4,078
Pay-TV Nordic	4,729	4,547	4,319
Free-TV Emerging Markets	2,030	2,070	2,001
Pay-TV Emerging Markets(2)	1,062	915	878
Viasat Broadcasting Central Operations	218	175	171
Total Viasat Broadcasting Business Area	12,028	11,932	11,446
Other Businesses	1,282	1,519	1,640
Parent Company and Other Companies	26	22	15
Total	13,336	13,473	13,101

	Year ended December 31,
	2012	2011	2010
Internal sales(1)	(in SEK million)
Free-TV Scandinavia	168	169	170
Pay-TV Nordic	195	183	165
Free-TV Emerging Markets	5	3	4
Pay-TV Emerging Markets(2)	-	7	18
Viasat Broadcasting Central Operations	1,068	1,002	1,214
Total Viasat Broadcasting Business Area	1,436	1,365	1,570
Other Businesses	136	155	164
Parent Company and Other Companies	213	163	176
Total	1,785	1,684	1,911

	Year ended December 31,
	2012	2011		2010
Operating income/(loss)(1)	(in SEK million)
Free-TV Scandinavia	793	1,077		1,082
Pay-TV Nordic	834	923		821
Free-TV Emerging Markets	156	(3,121	) (3)	(43)
Pay-TV Emerging Markets(2)	144	49		112
Associated Company CTC Media	278	429		319
Viasat Broadcasting Central Operations	(20)	7		19
Total Viasat Broadcasting Business Area	2,184	(636)		2,309
Other Businesses	6	84	(4)	173
Parent Company and Other Companies	(219)	(261)		(216)
Total	1,972	(812)		2,266

(1)
On December 15, 2010, CDON Group was demerged from MTG by means of a distribution of the shares in CDON Group to MTG’s shareholders.  In order to provide comparable financial data, CDON Group’s results for 2010 have been presented as discontinued operations.

(2)
The Company acquired 50% of Raduga TV in February 2010 and subsequently consolidated Raduga TV by the proportionate method.  The Company owned 50% of and consolidated Viasat Ukraine by the proportionate method until May 2010, when it acquired an additional 35% of the shares and fully consolidated its results in the income statement.

(3)	Includes SEK 3,153 million of impairment and close-down costs.

(4)	Includes SEK 29 million of impairment and close-down costs.

The following table illustrates MTG’s net sales by geographic area:

	Year ended December 31,
	2012	2011	2010	% change in 2012
	(in SEK million)
Net sales
Sweden(1)	4,511	4,293	3,950	5.1
Norway(2)	2,396	2,438	2,408	(1.8)
Denmark(2)	3,002	3,355	3,367	(10.5)
Czech Republic, Bulgaria, Baltics(2)(3)	2,225	1,845	1,754	20.6
Rest of Europe(2)(3)	1,157	1,499	1,583	(22.8)
Other regions(4)	44	43	39	2.3
Total	13,336	13,473	13,101	(1.0)

(1)	The Company agreed to acquire 80% of Zitius Service Delivery AB in July 2012, and consolidated the business from September 1, 2012.

(2)	The Company completed the sale of its Nordic Betting Limited subsidiary’s Bet24 operations to Unibet Group on May 3, 2012.

(3)
The Company acquired 100% of AS Latvijas Neatkarīgā Televīzija in Latvia and consolidated the business from June 1, 2012. The Company also acquired a 53% stake in Paprika Latino and has consolidated the results of the business since September 17, 2012.

(4)
The Company acquired 50% of Raduga in February 2010 and subsequently consolidated Raduga TV in Russia by the proportionate method.  The Company owned 50% of and consolidated Viasat Ukraine by the proportionate method until May 2010, when it acquired an additional 35% of the shares and fully consolidated it.

Results of Operations for Years ended December 31, 2012, 2011 and 2010

The following discussion of consolidated results for the Group for the years ended December 31, 2012, 2011 and 2010 uses sales of the Group after consolidating eliminations of intra-Group sales, or net sales.  We refer to the sum of the segment's net, or external, sales and internal sales as a segment’s total sales.  External sales are set out in the first table and internal sales are set out in the second table in “— A.  Operating Results — Results of Operations.”

Modern Times Group

Net Sales

MTG reported 1% net sales decline to SEK 13,336 million in 2012 from SEK 13,473 million in 2011, following year-on-year sales declines in both the Scandinavian and Emerging Markets free-TV businesses, as well as in the Other Businesses segment.  Net sales were stable year-on-year in 2012 at constant exchange rates.

The Group’s annual revenue mix remained relatively stable in 2012, with 42% of net sales (2011: 44%) derived from advertising sales, 49% (2011: 47%) from subscription revenues and 9% (2011: 9%) from other business-to-business and business-to-consumer sales.

MTG reported 3% net sales growth to SEK 13,473 million in 2011 from SEK 13,101 million in 2010, which reflected net sales growth for Free-TV Scandinavia, the Nordic Pay-TV and Pay-TV Emerging Markets businesses, as well as the Other Businesses segment.  Group net sales were up 6% year-on-year in 2011 at constant exchange rates.

The Group’s revenue mix reflected its diversified and balanced structure, with 44% of net sales in 2011 (2010:  43%) derived from advertising sales, 47% of net sales in 2011 (2010:  46%) from subscription revenues and 9% of net sales in 2011 (2010:  11%) from other business-to-business and business-to-consumer sales.

Operating Expenses

Cost of goods and services decreased 10% to SEK 7,898 million in 2012 from SEK 8,780 million in 2011.  This reflected the continued investments in programming, the Group’s Nordic and Emerging Markets pay-TV platforms, launch of new channels and the Viaplay online pay-TV service in 2012, as well as the write-down of trademark and broadcasting licenses for Bulgaria in 2011.  In 2012, the Company signed a number of key content deals with major Hollywood studios, added exclusive premium sports rights to its portfolio and strengthened its channel offering by launching a number of new HD and catch-up channels.  In 2011, the write-down of programming assets had a major impact on the operating expenses. The impairment of intangible assets and programming assets had an impact of SEK 741 million in 2011.

Selling expenses decreased 64% to SEK 1,321 million in 2012 from SEK 3,715 million in 2011.  This reflected an underlying increase of 4% in 2012, as a goodwill impairment was recorded in 2011 of SEK 2,441 million as described below.  Administrative expenses increased 12% to SEK 2,356 million in 2012 from SEK 2,101 million in 2011.  This reflected the continued overall scaling of the Group’s operations.  Other operating expenses increased to SEK 134 million in 2012 from SEK 130 million in 2011.  Depreciation and amortization charges declined to SEK 147 million in 2012 from SEK 183 million in 2011.

In 2011, the Group recognized SEK 2,979 million of impairment costs (primarily related to the impairment of the remaining goodwill and other intangible assets that arose from the Group’s acquisition of Nova Televizia in Bulgaria for EUR 620 million in 2008) and charges of SEK 203 million relating to the writing down of certain programming assets (mainly related to the Group’s Bulgarian broadcasting operations) and close-down costs (mainly associated with the closing down of the Group’s loss making free-TV operations in Slovenia).  SEK 2,441 million of these charges were reported in selling expenses, with the balance reported in costs of goods and services.

Cost of goods and services increased 11% to SEK 8,780 million in 2011 from SEK 7,902 million in 2010.  This reflected the launch of seven free-TV channels and the addition of 12 pay-TV channels since the beginning of 2010, continued programming investments including the acquisition or renewal of several key sports rights resulting in increased amortization costs, and ongoing investments in the Emerging Markets satellite pay-TV platform.  Further, impairment of intangible assets and programming assets had an impact of SEK 741 million in 2011.  Selling expenses increased 218% to SEK 3,715 million in 2011 from SEK 1,169 million in 2010.  This reflected the goodwill impairment recorded in 2011 of SEK 2,441 million related to the Group’s Bulgarian assets.  Administrative expenses increased 5% to SEK 2,101 million in 2011 from SEK 1,992 million in 2010.  This reflected the continued overall scaling of the Group’s operations.  Other operating expenses increased to SEK 130 million in 2011 from SEK 109 million in 2010.  Depreciation and amortization charges declined to SEK 183 million in 2011 from SEK 218 million in 2010.

Operating Income

The Group’s share of earnings in associated companies for 2012 amounted to SEK 277 million compared to SEK 436 million in 2011.  The Group reports its equity participation with a one quarter time lag due to the fact that CTC Media reports its results after MTG.  The Group’s share of earnings in associated companies in 2012 was affected by the fact that CTC Media’s third quarter 2012 results included USD 82.5 million of non-recurring charges arising from the impairment of analogue broadcasting licenses, which was triggered by official announcements of the terms of a tender for a second digital multiplex and the planned schedule for analogue switch-off in Russia. These charges impacted MTG’s 2012 income statement by SEK 20.5 million. Further, CTC Media’s fourth quarter 2011 results included USD 89.5 million of non-cash impairment charges, of which USD 4.6 million impacted MTG’s 2012 income statement. MTG’s share in CTC Media’s charges for the impairment of acquisition values in goodwill and broadcast licenses for the DTV Network and DTV Television Station Group (now re-branded into Peretz) are recognized directly in the equity reserve in the form of the unrealized gain that arose from MTG’s sale of the DTV Group to CTC Media in April 2008. MTG’s participation in the earnings of CTC Media amounted to SEK 278 million for 2012.

CTC Media’s 2011 results included USD 16.8 million of non-cash impairment charges in the third quarter, of which USD 1.5 million impacted MTG’s fourth quarter and full year 2011 income statements and was reported in the associated company income line. MTG’s total participation in the earnings of CTC Media in 2011 therefore amounted to SEK 429 million for the year compared to SEK 319 million for 2010.

In 2012, the Company recorded an operating income of SEK 1,972 million, compared to an operating loss of SEK 812 million in 2011.

The Group’s share of earnings in associated companies for 2011 amounted to SEK 436 million compared to SEK 324 million in 2010.  The Group’s share of earnings in associated companies in 2011 was affected by the fact that CTC Media’s third quarter 2011 results included USD 16.8 million of non-cash impairment charges, of which USD 1.5 million impacted MTG’s 2011 income statement (with the balance of MTG’s proportionate share of USD 4.9 million recognized directly in equity).

In 2011, the Company recorded an operating loss of SEK 812 million, compared to an operating income of SEK 2,266 million in 2010.

Financial Items

Financial costs decreased to SEK 138 million in 2012 from SEK 179 million in 2011 and SEK 144 million in 2010.  Included in financial costs is interest expense of SEK 88 million in 2012, SEK 113 million in 2011 and SEK 94 million in 2010.  The changes in interest expense mainly reflected decreasing borrowing levels throughout the year, as MTG ended 2012 with nearly zero net debt.

Financial income increased to SEK 55 million in 2012 from SEK 53 million in 2011 and SEK 31 million in 2010. Included in financial income is interest income of SEK 55 million in 2012, SEK 53 million in 2011 and SEK 24 million in 2010.  The change in income is mainly due to an improved cash flow.

In October 2010, the Group announced that it had arranged a new SEK 6,500 million five-year revolving multi- currency credit facility (the “Revolving Multi-Currency Credit Facility”), to replace the existing SEK 3,500 million multi-currency credit facility, which was due in February 2011, and the SEK 3,000 million term loan, which was due in April 2012.  The Revolving Multi-Currency Credit Facility is unsecured, has no required amortizations and was provided by a group of eight leading international banks.

Result from financial assets was SEK (6) million in 2012, SEK 14 million in 2011 and SEK 10 million in 2010.  On December 2, 2010, the Group subscribed to 100% of a SEK 250 million convertible bond issued by CDON Group.  The option element of the convertible bond was calculated at fair value.  The residual amount was booked as a long term interest-bearing receivable at amortized cost using the efficient interest method.  The resulting effect on the income statement comprised the accrual of interest income according to the effective interest method, and the recognition of the change in the fair value of the option element of the bond between the balance sheet dates as a financial item through profit and loss.  The change in value of the option element between the listing of CDON Group’s shares on December 15, 2010 and December 31, 2010 was SEK 2 million and included in gain from financial assets in 2010.  Result from financial assets included a SEK (15) million negative impact in 2012, and a

SEK 14 million gain in 2011 on the change in value of the option element of the SEK 250 million CDON Group convertible bond.

Income Tax

MTG reported income/(loss) before tax of SEK 1,882 million in 2012, compared to SEK (924) million in 2011.  Group tax charges declined to SEK 288 million in 2012 from SEK 364 million in 2011.  The change in 2012 reflected a reversal of the 2011 provision, as well as the revaluation of the deferred tax liabilities in Sweden as a result of the change in the corporate tax rate from January 1, 2013.

MTG reported income/(loss) before tax of SEK (924) million in 2011, compared to SEK 2,163 million in 2010.  Group tax charges declined to SEK 364 million in 2011 from SEK 413 million in 2010.

Net Income

MTG reported net income/(loss) from continuing operations of SEK 1,594 million in 2012, SEK (1,289) million in 2011 and SEK 1,750 million in 2010.

MTG reported a non-cash gain of SEK 1,717 million from discontinued operations in 2010.  The gain arose from the distribution of all the shares in CDON Group in December 2010, and reflected the difference between the market value of CDON Group of SEK 2,042 million and the SEK 326 million book value at which the CDON Group was held on the Group’s statement of financial position.  The Group also reported SEK 73 million of net income from discontinued operations in 2010.

Total net income/(loss) was SEK 1,594 million in 2012, SEK (1,289) million in 2011 and SEK 3,541 million in 2010.

Non-controlling interest

Net income/(loss) attributable to the non-controlling interest in the subsidiaries amounted to SEK 68 million in 2012, compared to SEK 38 million in 2011 and SEK 19 million in 2010.  The change between the years primarily reflected the changes to the net income of companies in which MTG has a non-controlling interest, as well as changes in holdings over the periods.

Free-TV Scandinavia

Commercial share of viewing (%)(1)	Year ended December 31,
	2012	2011	2010
Sweden (age 15 – 49 years)	34.8	35.8	36.8
Norway (age 15 – 49 years)	18.8	21.4	26.4
Denmark (age 15 – 49 years)	23.5	24.1	24.5

(1)	The commercial share of viewing data for Sweden are according to MMS. The commercial share of viewing data for Norway and Denmark are according to TNS Gallup.

Penetration (%)(1)	Year ended December 31,
	2012	2011	2010
TV3 Sweden	85	88	87
TV6 Sweden	85	88	88
TV8 Sweden	62	66	66
TV10 Sweden	50	47	40
TV3 Norway	91	92	92
Viasat4 Norway	72	75	75
TV3 Denmark	67	67	69
TV3+ Denmark	58	60	62
TV3 PULS Denmark	44	44	45

(1)	The penetration data for Sweden are according to MMS. The penetration data for Norway and Denmark are according to TNS Gallup.

The combined commercial target audience share for the Group’s Swedish channels was down in 2012. This reflected higher full year audience shares for the more niche TV8 and TV10 channels being offset by lower audience shares for both TV3 and TV6. MTG continued to focus on the programming schedules and on tactical audience share gains in each country. The flagship TV3 channel improved its prime time audience shares in the second half of the year.

The combined commercial target audience share for the Group’s Swedish channels was down in 2011 following the weaker than anticipated performance of several key locally produced formats.

The combined commercial target audience share for the Danish channels was down in 2012 due to lower ratings for lower audience shares for the TV3+ channel offset by slightly higher ratings for the TV3 channel and stable audience shares for TV3 PULS. MTG signed a number of channel distribution agreements in Denmark for the inclusion of the TV3 and TV3 PULS channels on the Boxer digital terrestrial and Canal Digital satellite platforms during 2013, and these agreements are together expected to boost the Danish national perceived penetration of TV3 from 66% at the end of 2012 to approximately 79% in February 2013. The penetration of TV3 PULS is expected to increase from 46% at the end of 2012 to approximately 57% in July 2013. MTG also entered into a sales cooperation to sell commercial airtime on Viacom’s MTV and VH1 channels as part of the MTG media house channel package from January 2013.

The combined commercial target audience share for the Danish channels was down in 2011 following the underperformance of certain local productions and lower viewing levels for the UEFA Champions League and UEFA Europa League, as well as during the Danish general election.

The combined commercial target audience share for the Norwegian channels was down in 2012 as a number of locally produced formats did not perform as well as anticipated. By the end of 2012, MTG signed a distribution agreement with Canal Digital Kabel TV AS in Norway to launch a third Norwegian free-TV channel available to Canal Digital’s large installed base of cable TV customers. MTG had not announced any further details about the channel or the launch at the time of writing of this report in February 2013.

The combined commercial target audience share for the Norwegian channels was down in 2011 following the launch of additional channels by competitors and weaker than expected ratings for a number of local productions during the Fall season.

The Free-TV Scandinavia business generated 31 % of the Group total sales in 2012, being the sum of aggregate external sales and aggregate internal sales of the Group in 2012, compared to 33% in 2011 and 32% in 2010.

Total sales for the Free-TV Scandinavia business declined by 5% on a year-on-year basis to SEK 4,157 million in 2012 from SEK 4,393 million in 2011.  The Scandinavian free-TV operations generated 3% growth in total sales in 2011 from SEK 4,247 million in 2010, reflecting rising volume and price levels.  The segment reported total sales decline of 4 % at constant exchange rates in 2012 but a 6% growth in 2011. The sales performance in 2012 primarily reflected the decline in the TV advertising market in Denmark, and the lower audience shares and high sold out ratios for MTG’s combined channels in each country.  In 2011, the slower year-on-year growth in total sales primarily reflected continued growth in the TV advertising markets in all three Scandinavian countries, offset by lower audience and market shares for the Group’s operations as shown in the tables above.

Operating income declined by 26% during the year to SEK 793 million in 2012 compared to SEK 1,077 million in 2011. This reflected the mix of lower year-on-year sales offset by higher operating costs in 2012, as MTG continued to focus on refining content offering and programming schedules during the year. Operating income was relatively stable at SEK 1,077 million in 2011 compared to SEK 1,082 million in 2010, a decrease of 0.5%, following increased investments in programming in all three countries during the year.  The business segment reported an operating margin of 19 % in 2012, 25% in 2011 and 25% in 2010.

Pay-TV Nordic

Subscriber data	Year ended December 31,
	2012	2011	2010
	(in thousand, unless otherwise indicated)
Premium subscribers	1,019	1,058	1,057
- of which, satellite subscribers	592	638	663
- of which, third-party network subscribers	427	421	394
Basic DTH subscribers	46	38	43

DTH satellite value-added service subscribers:
ViasatPlus	192	188	158
Multi-room	250	250	235
High definition	341	297	210

ARPU (SEK)(1)	4,988	4,791	4,555

(1)	Annualized from the average revenue per premium satellite subscriber for the fourth quarter of the applicable year.

Viasat’s premium subscriber base declined by 39,000 net premium subscribers during 2012, as the growth in third party network subscribers decelerated from prior years and did not offset the ongoing decline in the premium satellite subscriber base. The number of subscribers to Viasat’s value added services continued to grow in 2012 and HD in particular reported continued strong growth during the year. Viasat added 1,000 net new premium subscribers during 2011, due to growth in the amount of third-party network subscribers in Sweden in particular partially offset by declines in the premium satellite subscriber base.  The premium satellite subscriber base declined during 2012 primarily as a result of increased competition and churn in Denmark.

In 2012, MTG implemented a number of measures to enhance its competitive position and channel offering for the long term, and entered into a number of channel distribution agreements. These included the further strengthening of the Company’s Danish pay-TV offering to comprise all of the major free-TV channels in Denmark, together with the market leading portfolio of premium movie, sports and documentary channels. The availability of MTG’s Norwegian pay-TV offering was also enhanced by making all of Viasat’s pay-TV channels and catch-up services available on the Canal Digital cable TV platform in Norway for the first time.

The Pay-TV Nordic business generated 37 % of the Group total sales in 2012, compared to 35% in 2011 and 34% in 2010.

The Pay-TV Nordic business reported 4 % year-on-year total sales growth in 2012 to SEK 4,925 million from SEK 4,730 million in 2011.  Total sales grew by 5% year-on-year in 2011 from SEK 4,484 million in 2010. The segment reported a 5% total sales growth at constant exchange rates in 2012, and 8% sales growth at constant exchange rates in 2011.

ARPU annualized from the fourth quarter of 2012 increased by 4% year-on-year to SEK 4,988  from an ARPU of SEK 4,791 annualized from the fourth quarter of 2011. The increase reflected price increases and the ongoing HD and value added services subscriber intake during the year. ARPU annualized from the fourth quarter of 2011 increased by 5% year-on-year to SEK 4,791 from ARPU of SEK 4,555 annualized from the fourth quarter of 2010, which reflected price increases introduced during 2011 as well as the ongoing rise in the penetration of accretive value-added services.

Operating income for the Nordic Pay-TV operations declined by 10% to SEK 834 million in 2012 from SEK 923 million in 2011, which in turn represented an increase of 12% from SEK 821 million in 2010.  The operating margin declined to 16.9 % in 2012 from 20% in 2011. The operating margin was 18% in 2010.  The increase in total sales in 2011 more than offset ongoing investments in the Viaplay streaming platform as well as premium sports content investments resulting in increased amortization costs.

The Company expects its Nordic pay-TV revenues to grow at constant exchange rates in 2013 following the full consolidation of the TV 2 Sport business from the beginning of 2013. The Group also continues to expect the increasing investments in Nordic pay-TV content, premium channels and Viaplay online pay-TV service to result in the Nordic pay-TV business reporting a lower margin for the full year 2013, and for the segment margin to increase in 2014.

Free-TV Emerging Markets

Commercial share of viewing (%)(1)	Year ended December 31,
	2012	2011	2010
Estonia (age 15 – 49 years)	39.6	42.0	40.9
Latvia (age 15 – 49 years)	61.1	37.2	38.1
Lithuania (age 15 – 49 years)	42.3	44.0	40.7
Hungary (age 18 – 49 years)	8.6	8.1	7.5
Czech Republic (age 15 – 54 years)	38.7	27.7	23.4
Slovenia (age 18 – 49 years)	-	10.4	10.1
Bulgaria (age 18 – 49 years)	29.5	28.1	28.2

(1)
All commercial share of viewing data for the Baltic countries (Estonia, Latvia and Lithuania) is from the TNS EMOR market research company.  The commercial share of viewing data for Hungary are according to AGB Nielsen.  The commercial share of viewing data for Czech Republic are according to ATO MediaResearch.  The commercial share of viewing data for Slovenia are according to AGB Nielsen.  The commercial share of viewing data for Bulgaria are according to GARB Audience Research Bulgaria.

The Free-TV Emerging Markets business generated 15% of the Group’s total sales in 2012, 2011, and 2010.

Total sales for the Group’s Free-TV Emerging Market operations declined by 2% year-on-year to SEK 2,035 million in 2012, from SEK 2,073 million in 2011, mainly due to exchange rate differences between the reporting periods.  Total sales increased by 3% to SEK 2,073 million in 2011 from SEK 2,004 million in 2010, mainly due to a sales increase in the Prima operations, while the Baltic and Bulgarian operations were flat or decreasing, respectively.  2012 segment sales increased by 3% at constant exchange rates, following audience and advertising market share gains in almost all territories, and the consolidation of the LNT operations in Latvia from June 2012.

Free-TV Emerging Markets reported an operating profit of SEK 156 million in 2012, from an operating loss of SEK (3,121) million in 2011. The segment reported an operating loss  of SEK 43 million in 2010.

In 2011, the Group recognized SEK 2,979 million of impairment costs (primarily related to the impairment of the remaining goodwill and other intangible assets that arose from the Group’s acquisition of Nova Televizia in Bulgaria for EUR 620 million in 2008) and charges of SEK 174 million relating to the writing down of certain programming assets (mainly related to the Group’s Bulgarian broadcasting operations) and close-down costs (mainly associated with the closing down of the Group’s loss making free-TV operations in Slovenia).

In 2010, the cost of ongoing selective programming investments was offset by previously introduced cost reduction measures.

Pay-TV Emerging Markets

Subscriber data	Year ended December 31,
	2012	2011	2010
	(in thousand)
Satellite subscribers	584	532	430
Mini-pay-TV subscriptions	83,950	64,285	50,245

The Pay-TV Emerging Markets business added 52,000 net new satellite subscribers in 2012, following subscriber intake in Ukraine and Russia, as well as growth in the Baltic subscriber base. The business added 102,000 net satellite subscribers in 2011 following healthy subscriber intake on the satellite platforms in Ukraine and Russia, as well as growth in the Baltic subscriber base.  The business added 19.7 million new mini-pay subscriptions during 2012, driven by the continued growth in the Russian subscription base. In 2011, the business added more than 14 million subscriptions, following the signing of new contracts in Russia in particular.  The wholesale mini-pay business added 9.5 million new subscriptions during the 2010.

The Pay-TV Emerging Markets segment generated 8% of Group total sales in 2012, and 7% of Group total sales in 2011 and 2010.

In January 2012, the Group announced that it had aligned the accounting treatment of the results of its Ukrainian satellite pay-TV business with that applied to its other pay-TV operations.  The alignment relates to reporting results net of subscriber connection fees, where the recognition of commissions to retailers were not allocated to match subscriber connection fees.  This resulted in a SEK 29 million accumulated reduction in net sales and a SEK 18 million accumulated reduction in operating income for the Emerging Markets pay-TV operations in 2011 and 2010, of which SEK 12 million reduction in sales and SEK 10 million reduction in operating income in 2010.

The segment generated 15% year-on-year total sales growth in 2012 to SEK 1,062 million from SEK 922 million in 2011. The growth reflected the continued strong subscription and revenue growth in the wholesale channel business as well as in the Ukrainian satellite business.

The segment generated 3% year-on-year total sales growth in 2011 to SEK 922 million from SEK 896 million in 2010. The growth reflected continued subscriber intake in Ukraine, Russia and the Baltics, as well as the year-on-year effect of the consolidation of the results of the Group’s 50% interest in Raduga TV from the beginning of February 2010 and the full consolidation of the Viasat Ukrainian DTH satellite platform from the beginning of June 2010.  Pay-TV Emerging Markets reported year-on-year total sales growth of 15% in 2012 and 13% in 2011 at constant exchange rates.

Pay-TV Emerging Markets reported an operating profit of SEK 144 million in 2012 compared to SEK 49 million in 2011, with operating margins of 14% and 5% respectively for the two years and an operating profit of SEK 112 million for the full year 2010 with a 12% operating margin. The growth primarily reflected continued high profitability for MTG’s wholesale channel business in the Emerging markets, offset by the continued investments in the satellite platforms.

Operating income in 2011 was negatively affected by the costs associated with the launch of ten new mini-pay Viasat channels since the beginning of 2010, the ongoing investments in the development of the Ukrainian and Russian platforms resulting in increased amortization costs, and the proportionate consolidation of 50% of Raduga TV.  Operating income in 2010 was negatively impacted by the costs associated with the launch of six new channels, including Nova Sport in Bulgaria since the beginning of 2009, the 50% consolidation of Raduga TV in Russia and the full consolidation of the Ukrainian satellite platform during the second quarter of 2010.

Increasing investments in Russian and Ukrainian pay-TV content, HD channels and pre-paid satellite service in Ukraine are expected to boost Emerging Markets pay-TV revenue growth levels and result in segment operating losses in 2013 and in rising profitability levels in 2014.

Associated Company CTC Media

CTC Media reported results	Oct. 2011 – Sep. 2012	Oct. 2010 – Sep. 2011	Oct. 2009 – Sep. 2010
	(in USD million)
Sales	778	752	559
Operating income	53	225	143
Income before tax	68	238	152

MTG share of CTC Media results	Year ended December 31,
	2012	2011	2010
	(in SEK million)
Associated company income	278	429	319
Dividends received	208	319	216
MTG equity participation	37.9%	38.1%	38.4%

MTG’s share of CTC Media amounted to 38.4% at the end of 2010, was diluted to 38.1% at the end of 2011, and further to 37.9% at the end of 2012, due to new share issues by CTC Media in line with the company’s long term incentive program.

The Group reports its equity participation in the earnings of CTC Media with a one quarter time lag due to the fact that CTC Media reports its results after MTG.

CTC Media’s sales for the twelve month period ended September 30, 2012 grew by 3% year-on-year to USD 778 million, with pre-tax profits of USD 68 million for the period.  CTC Media’s sales grew by 34% year-on-year to USD 752 million for the twelve months ended September 30, 2011, and CTC Media reported pre-tax profits of USD 238 million for the period.

MTG’s full year 2012 participation in the earnings of CTC Media decreased to SEK 278 million from SEK 429 million in 2011.  The 2012 share was impacted by CTC Media’s USD 82.5 million of non-cash impairment charges for the third quarter of 2012, of which USD 20.5 million impacted MTG’s 2012 income statement (with the balance of MTG’s proportionate share of USD 10.8 million recognized directly in equity in MTG’s balance sheet).  Further, the share of earnings were impacted by CTC Media’s USD 89.5 million impairment charges, of which USD 4.6 million impacted the 2012 income statement (with the balance of MTG’s proportionate share of USD 29.6 million recognized directly in equity in MTG’s balance sheet).

MTG’s full year 2011 participation in the earnings of CTC Media increased to SEK 429 million from SEK 319 million in 2010.  The 2011 share was impacted by CTC Media’s USD 16.8 million of non-cash impairment charges for the third quarter of 2011, of which USD 1.5 million impacted MTG’s 2011 income statement (with the balance of MTG’s proportionate share of USD 4.9 million recognized directly in equity in MTG’s balance sheet).

CTC Media paid four quarterly cash dividends of total USD 0.13 per share each during 2012.  The Group received a total of USD 31.2 million (SEK 208 million) in dividends from CTC Media in 2012.  CTC Media paid four quarterly cash dividends of in total USD 129 million during 2011.  The Group received a total of USD 49 million (SEK 319 million) in dividends from CTC Media in 2011.  CTC Media paid four cash dividends of in total USD 80 million during 2010.  The Group received payments of in total USD 31 million (SEK 216 million) during 2010.

Other Businesses

During 2012, the Other Businesses segment primarily comprised the Group’s Radio, MTG Studios businesses and, until May 2012, the Bet24 business operations.  The Group’s Radio operations comprise the leading national commercial networks RIX FM in Sweden and P4 Hele Norge in Norway, the networks Bandit and NRJ, the stations Lugna Favoriter and, since April 2011, Radio1 which has replaced Star FM in Sweden, and the big city network P5 in Norway, as well as national and local stations in the Baltics.  The Group also has an equity stake in the largest commercial radio broadcasting network in Finland.  MTG Studios comprises the Group’s content production business, and includes the Strix Television production company.  Bet24.com was MTG’s gaming and betting operation.

On June 14, 2012, MTG announced that it had signed an agreement to acquire a 53% stake in the leading Central and Eastern European TV production group Paprika Latino, and the results of the business have been fully consolidated by MTG with effect from September 2012. On May 3, 2012, MTG completed the sale of its subsidiary’s Bet24 operations to Unibet Group PLC.

Total sales for the Other Businesses declined by 15% year-on-year in 2012 to SEK 1,418 million, compared to SEK 1,675 million in 2011, primarily as a result of lower revenues from the Swedish radio operations and the sale of the Bet24 operations.  Total sales for the Other Businesses declined by 5% year-on-year to SEK 1,675 million in 2011 from SEK 1,804 million in 2010, as a result of lower Bet24 sales.

The segment reported operating income of SEK 6 million in 2012, SEK 84 million in 2011 and SEK 173 million in 2010.  Operating income included SEK 29 million in impairment charges in 2011, relating to close-down costs.

Critical accounting estimates

The preparation of financial statements in conformity with IFRS requires the Board of Directors and the management to make judgments, estimates and assumptions that affect the application of policies and reported amounts of assets and liabilities, income and expenses.  The estimates and associated assumptions are based on historical experience and various other factors that are believed to be reasonable under the circumstances, the results of which form the basis of making the judgments about carrying values of assets and liabilities that are not readily apparent from other sources.

Impairment of goodwill

Goodwill is comprised of the amount by which the acquisition cost exceeds the fair value of the Group’s portion of an acquired company’s identifiable net assets at acquisition date.  Goodwill is tested annually for impairment and is recognized at acquisition cost less accumulated impairment losses.  The impairment review of goodwill requires management to determine the fair value of the cash generating units on the basis of cash flow projections and internal forecasts and business plans.  This allocation refers to the cash generating units, determined in accordance with the Group’s operating segments, which are expected to benefit from the business combination in which the goodwill item arose.

Impairment of other intangible assets

Other intangibles are comprised of the intangible assets acquired in a business combination that the acquired company had not previously recognized as assets in its financial statements at acquisition date in a business combination and acquired intangible assets outside a business combination. Other intangible assets are tested annually for impairment and are recognized at acquisition cost less accumulated impairment losses.  The impairment review of other intangible assets requires management to determine the fair value of the cash generating units on the basis of cash flow projections and internal forecasts and business plans.

Programming rights inventory

The programming rights inventory is one of the most important assets for the future earnings capacity of the Group. The amortization of programming rights inventory is based on an estimate of the forecasted revenue streams during the period MTG holds the rights to the program in question. Typically, a higher proportion of the amortization costs are recognized in the beginning of the revenue period. A higher proportion of revenues from programming arise during the first runs of the program. Revenues subsequently decline as the program rights period goes on, as a result of the relatively lower entertainment value of reruns and lower interest in programming that has already been aired. The estimated revenue periods could change, and, as a result, affect the income for the period, as well as the financial position.

Cash flow hedges

The Group uses cash flow hedges in order to protect the Group against the effects of transaction exposures in the contracted outflow for the main part of program acquisitions in U.S. dollars, British pounds until 2012, and, until the autumn 2011, Swiss francs.  Cash flow hedges are made on a rolling twelve month basis, and comprise forward currency contracts used to cover exchange rate differences on program purchases.  The derivatives are valued at fair value on the balance sheet date.  The valuations make use of observable sources of data by using market rates published by Six Edge, a provider of financial information, to derive at fair value.  MTG has elected to use hedge accounting related to forward contracts with a few exceptions.  Certain forward contracts impact other comprehensive income; others affect the net income, due to the rules applied for hedge accounting according to IAS 39.

Accounting policies

The accounting principles applied by the Group have been the same for the years 2012, 2011 and 2010.

Revised IFRS 3, Business Combinations.  Changes relate to the definition of businesses, transaction costs for acquisitions will be expensed, conditional consideration must be determined at fair value at the time of the acquisition and effects of revaluations of liabilities related to the conditional consideration are recognized as a revenue or expense in the income statement or other comprehensive income.  Further, additional acquisitions made after decisive influence is achieved are recognized as shareholder transactions and recorded directly in equity.  There will be two alternatives for the recognition of non-controlling interests and goodwill.  One alternative is to recognize the minority at fair value by including goodwill, another alternative is to include the non-controlling interests in net assets.  The choice of method is made for each acquisition separately.  The rules for additional acquisitions made after control is achieved were applied to the acquisition of 35% of the shares in Viastrong Holding AB in 2010, previously a joint venture 50% owned by MTG.  The original 50% share was revalued at fair value, and the remaining 15% shares included in the purchase price allocation.  The same method was applied to the 2012 acquisition of TV2 Sport A/S.

The following new standard significant to the Company has been issued but is not effective for the financial year 2012, and has not been early adopted:

IFRS 11, Joint Arrangements.  The standard replaces IAS 31, Interests in Joint Ventures.  The standard is judged to have an effect on the consolidated accounts, as the proportionate method disappears, and the equity method is to be used instead.  As a consequence, the result will be reported as income from associated companies in one line, and shares in associated companies in the balance sheet.  The proportionate method is currently used for the consolidation of Raduga and, until December 2012, TV2 Sport, and allows consolidation of the income statement and the balance sheet in the same proportion as the ownership.  The standard is effective for annual periods beginning on or after January 1, 2013.

B.	Liquidity and Capital Resources

MTG’s sources of funding are primarily cash flows from operations and borrowings.

The Company’s cash and short-term deposits were SEK 748 million at December 31, 2012 (2011:  SEK 470 million; 2010:  SEK 500 million).  The Company’s long- and short-term interest bearing assets were SEK 275 million at December 31, 2012 (2011:  SEK 307 million; 2010:  SEK 242 million).

A majority of the Group’s external borrowing is managed centrally in accordance with the Group’s financial policies.  Loans are primarily taken up by the parent company, and transferred to subsidiaries as internal loans or capital injections.  Some group companies, including those where the Group owns a 50% interest, have external loans or overdraft facilities.

The Company expects to meet its current and future cash requirements from existing businesses cash flow from operations and the SEK 6,500 million five-year revolving multi-currency credit facility (the “Revolving Multi-Currency Credit Facility”).  In October 2010, the Group arranged the Revolving Multi-Currency Credit Facility, replacing the then existing borrowing facilities.  The facilities which were replaced by the Revolving Multi-Currency Credit Facility comprised a revolving multi-currency credit facility of SEK 3,500 million granted in February 2006 and maturing in February 2011 (the “2006 Facility”) and a medium-term credit facility of SEK 3,000 million granted in July 2009 and maturing in July 2012 (the “2009 Facility”).  The interest rate payable on borrowings under the Revolving Multi-Currency Credit Facility varies with IBOR, depending on the currency utilized.

Pursuant to the Revolving Multi-Currency Credit Facility, the Company is required to ensure that, at the end of each quarter, the Company’s ratio of Consolidated Total Net Debt (a non-IFRS measure) to consolidated EBITDA (a non-IFRS measure) does not exceed 3.5:1 and that the ratio of consolidated EBITDA (a non-IFRS measure) to Consolidated Net Financial Expenses (a non-IFRS measure) is not less than 3:1.  There are no external regulatory capital requirements to be met by the parent company or any of the subsidiaries.

For a discussion of the interest rate exposure, see “Item 11.  Quantitative and Qualitative Disclosures about Market Risk—Market Risk—Interest Rate.”

In addition to the Revolving Multi-Currency Credit Facility, the Company has two overdraft facilities of SEK 50 million each.  The Company’s subsidiary Prima Group has a local revolving credit facility of CZK 220 million, of which CZK 60 million is an overdraft facility.  The facility was unutilized as of December 31, 2012, 2011 and 2010.  The Company’s subsidiary Nova has a Credit Facility of EUR 6 million, of which EUR 5.7 million were outstanding as of December 31, 2012 (2011:  EUR 4.9 million, 2010:  EUR 5.8 million).

As of December 31, 2012, the Company’s borrowings outstanding under the Revolving Multi-Currency Credit Facility amounted to SEK 900 million.  These borrowings will mature in 2015.  The Company’s borrowings under the then existing credit facilities were SEK 1,542 million and SEK 2,700 million as of December 31, 2011 and 2010, respectively.  Total interest-bearing loans and borrowing were SEK 953 million as of December 31, 2012 (2011:  SEK 1,566 million; 2010:  SEK 2,741 million).  Other interest-bearing liabilities were SEK 71 million as of December 31, 2012 (2011:  SEK 9 million; 2010:  SEK 27 million).

The available liquid funds, calculated as cash plus unutilized facilities, were SEK 6,448 million as of December 31, 2012 (2011:  SEK 5,528 million; 2010:  SEK 4,400 million).

At December 31, 2012, the MTG Group had future television programming commitments of SEK 8,939 million.  In addition, the MTG Group has a number of commitments relating to the lease of satellite capacity on the Nordic position satellites, all of which are payable in Swedish kronor or Norwegian kronor.  The payment obligations associated with such cash commitments for the MTG Group at December 31, 2012 were in total SEK 1,027 million in varying annual amounts up until 2018.

If future operating results are lower than expected, capital expenditures are higher than anticipated, anticipated cost savings are not achieved or investments are accelerated beyond currently projected levels, additional financing may be necessary in order to fund development and operations or to service the principal and interest payment obligations under external financing arrangements.  For example, capital expenditures associated with the geographical expansion or further consolidation of the MTG Group would probably require additional external financing.  However, it is the Company’s opinion that the working capital is sufficient for Group’s present requirements.

The following table sets out certain information relating to the cash flows of the Company:

	Year ended December 31
	2012	2011	2010
	(SEK million)
Net cash provided by operating activities, before working capital changes	1,655	1,853	1,810
Working capital changes	261	(56)	(277)
Net cash provided by operating activities	1,915	1,797	1,534
Net cash used in investing activities	(351)	(115)	(683)
Net cash used in financing activities	(1,274)	(1,737)	(897)
Net cash flow provided by/(used in) discontinued operations (CDON Group)	–	–	(88)
Net increase (decrease) in cash	291	(55)	(135)
Cash at the beginning of period	470	500	737
Translational differences in cash and cash equivalents	(12)	25	(102)
Cash at the end of period	748	470	500

The Company had a cash balance of SEK 748 million at December 31, 2012, SEK 470 million at December 31, 2011 and SEK 500 million at December 31, 2010.

Net cash provided by operating activities, before working capital changes, was SEK 1,655 million in 2012, SEK 1,853 million in 2011 and SEK 1,810 million in 2010.  The decrease in 2012 was due to the decrease in operating income in Free-TV Scandinavia, Pay-TV Nordic and Other businesses, offset to some extent by increased earnings in Free-TV and Pay-TV Emerging Markets. The increases in 2011 and 2010 were mainly due to increased net sales of the Company and dividends paid by associated company CTC Media, Inc.

Working capital changes were positive SEK 261 million in 2012, which were mainly related to lower prepayments for content and tax.  Working capital changes were negative SEK 56 million in 2011, which were mainly related to timing differences, i.e., changes in the timing of payables which vary from time to time.  Working capital changes were negative SEK 277 million in 2010, which mainly related to increased prepaid programming expenses in current receivables.

Net cash used in investing activities amounted to SEK 351 million in 2012, SEK 115 million in 2011 and SEK 683 million in 2010.  These amounts include acquisitions both in majority and minority shareholdings and expenditures for machinery and equipment.  In 2012, cash used in investing activities comprised investments of SEK 155 million in 80% of the share capital of Zitius, SEK 81 million in 100% of the share capital in LNT, investments of SEK 47 million in 50% of the share capital in TV 2 Sport A/S, investments of SEK 25 million in 53% of the share capital of Paprika Latino Group and investments of SEK 144 million in equipment. In 2011, cash used in investing activities comprised investments of SEK 120 million in equipment.  Three minor subsidiaries in the Czech Republic were divested at SEK 5 million in cash.  In 2010, cash used in investing activities consisted of approximately SEK 157 million in maintenance capital expenditure, SEK 250 million in investments in the CDON Group convertible loan, approximately SEK 155 million in investments in 50% of the share capital of Raduga TV and approximately SEK 104 million mainly in acquisitions of 35% of the share capital of Viasat Ukraine.

Net cash used in financing activities was SEK 1,274 million in 2012, SEK 1,737 million in 2011 and SEK 897 million in 2010.  In 2012, the cash flow used in financing activities included SEK 600 million of dividend payment to MTG shareholders and new borrowings under the Revolving Multi-Currency Credit Facility of SEK 2,872 million and repayment of borrowings in the amount of SEK 3,489 million, resulting in a net reduction of borrowings of SEK 618 million.  In 2011, the cash flow used in financing activities included SEK 498 million of dividend payment to MTG shareholders and new borrowings under the Revolving Multi-Currency Credit Facility of SEK 1,953 million and repayment of borrowings in the amount of SEK 3,141 million, resulting in a net reduction of borrowings of SEK 1,188 million.  The 2010 cash flow used in financing activities included SEK 182 million of cash received as a result of the exercise of employee share options, a dividend payment to the shareholders of SEK 363 million and new borrowings of SEK 3,738 million under the Revolving Multi-Currency Credit Facility and SEK 1,218 million under the 2006 Facility, for a total of SEK 4,957 million, and repayment in part of the 2009 Facility in the amount of SEK 3,000 million, repayment in part of the 2006 Facility of SEK 1,719 million and repayment in part of the Revolving Multi-Currency Credit Facility of SEK 1,038 million, in the total amount of SEK 5,757 million, resulting in a net reduction of borrowings of SEK 800 million.

Because of the seasonal fluctuations in the business of the MTG Group, the cash flow from operations will also fluctuate during the course of the year.  See “—A.  Operating Results — Seasonality.”

C.	Research and Development, Patents and Licenses, etc.

We do not have any significant policies or projects relating to research and development, and we own no patents or licenses, other than broadcasting licenses.  See “Item 4.  Information about the Company — B.  Business Overview — Regulation.”

D.	Trend Information

For a discussion of trend information, see “—A.  Operating Results.”

E.	Off-Balance Sheet Arrangements

There are currently no material off-balance sheet arrangements that have, or would be reasonably likely to have, a current or anticipated effect on the Company’s financial condition, revenues, expenses, result of operations, liquidity, capital expenditures or capital resources.

F.	Tabular Disclosure of Contractual Obligations

The following table presents the Company’s contractual obligations as of December 31, 2012.

	Total		Less than 1 year	1 – 3 years	3 – 5 years	After 5 years
	(in SEK million)
Loans from banks (including interest)	1,079		98	42	939	–
Other interest-bearing liabilities	28		25	3	–	–
Finance lease obligations	45		17	28	–	–
Operating lease obligations	888		142	348	398	–
Future payments for program rights	8,939		2,474	5,607	858	–
Transponder commitments	1,027		325	652	50	–
Total	12,006	(1)	3,081	6,680	2,245	–

(1)	The total amount does not include accounts payable of SEK 1,079 million and forward agreements of SEK 55 million, both of which are payable in less than one year.

Item 6.  Directors, Senior Management and Employees

A.	Directors and Senior Management

Directors

The following table sets forth information of each member of the Company’s Board of Directors as of December 31, 2012.

Name	Position	Born	Nationality	First Elected	Independent of major shareholders	Independent of Company and its management(1)	Remuneration Committee	Audit Committee
David Chance	Chairman	1957	American and British	1998	Yes	Yes	Member
Mia Brunell Livfors	Director	1965	Swedish	2007	No	Yes	Member
Blake Chandlee (2)	Director	1966	American	2012	Yes	Yes
Simon Duffy	Director	1949	British	2008	Yes	Yes		Chairman
Lorenzo Grabau	Director	1965	Italian	2011	Yes	Yes	Chairman	Member
Alexander Izosimov	Director	1964	Russian	2008	Yes	Yes		Member
Michael Lynton	Director	1960	American and British	2009	Yes	Yes		Member
Cristina Stenbeck	Director	1977	American and Swedish	2003	No	Yes

(1) Independent in accordance with the Swedish Code of Corporate Governance.

(2) Elected on May 8, 2012, while all other Directors were re-elected on May 8, 2012.

Biographical information of each member of the Company’s Board of Directors is set forth below.

David Chance has served as Chairman of the Board of Directors since May 2003, and a member of the Board since 1998. Mr. Chance was Deputy Managing Director of the BSkyB Group between 1993 and 1998, and is now Chairman of Top Up TV. He has also served as a Non-Executive Director of ITV plc and O2 plc. Mr. Chance graduated with a BA, BSc and MBA from the University of North Carolina.

Mia Brunell Livfors has been a member of the Board of Directors since 2007. Ms. Brunell Livfors has been Chief Executive Officer of Investment AB Kinnevik since 2006. Ms. Brunell Livfors previously worked for MTG in various managerial positions from 1992. She was appointed as Chief Financial Officer of Modern Times Group MTG AB in 2001. Ms. Brunell Livfors has been Chairman of the Board of Metro International S.A. since 2008, and a member of the Board since 2006. She also serves as a Non-Executive Director of Millicom International Cellular S.A., Tele2 AB, BillerudKorsnas AB and CDON Group AB, and has been a member of the Board of H&M Hennes & Mauritz AB since 2008. Ms. Brunell Livfors studied Business Administration at Stockholm University.

Blake Chandlee has been a member of the Board of Directors since 2012.  Mr. Chandlee is Vice President of Global Agency Relations and Global Business Accounts at Facebook, where he has worked since 2007 and managed the expansion of Facebook’s international footprint with the establishment of operations across Europe, the Middle East, Africa, Latin America and the Asia Pacific region. Mr. Chandlee previously worked at Yahoo for five years, including as Vice President and Commercial Director of the UK business. Mr. Chandlee graduated with a bachelor’s degree in management from Gettysburg College in the United States

Simon Duffy has been a member of the Board of Directors since 2008. Mr. Duffy was Executive Chairman of Tradus plc until the company’s sale in March 2008. Mr. Duffy is Non-Executive Chairman of bwin.party digital entertainment plc and mBlox Inc., as well as a Non-Executive Director of Oger Telecom Limited. Mr. Duffy was also Executive Vice-Chairman of ntl:Telewest until 2007, having joined ntl in 2003 as CEO. Mr. Duffy has also served as CFO of Orange SA, CEO of wireless data specialist End2End AS, CEO and Deputy Chairman of WorldOnline International BV, and held senior positions at EMI Group plc and Guinness plc. Mr. Duffy holds a Master’s degree from Oxford University and an MBA from Harvard Business School.

Lorenzo Grabau has been a member of the Board of Directors since 2011. Mr. Grabau is a former Managing Director of Goldman Sachs, which he joined in 1994 after five years with Merrill Lynch. Mr. Grabau held a number of leadership positions within the Goldman Sachs Investment Banking division, including Head of Media and Head of Consumer Retail. Mr. Grabau is a graduate from Universita degli Studi di Roma, La Sapienza, Italy.

Alexander Izosimov has been a member of the Board of Directors since 2008. Mr. Izosimov served as Chief Executive Officer of the VimpelCom Group and, latterly, the enlarged VimpelCom Ltd, which is one of the world’s largest emerging market telecommunications companies, between 2003 and 2011. Mr. Izosimov is a Director of East Capital AB, EVRAZ Group S.A., Transcom Worldwide S.A., Dynasty Foundation and LM Ericsson AB. Alexander previously held several senior management positions at Mars, Inc. over a period of seven years, including as a member of the Global Executive Management Board and as Regional President for Russia, the CIS, Eastern Europe and the Nordics. Mr. Izosimov worked as a consultant for McKinsey & Co in Stockholm and London for five years.  Mr. Izosimov graduated from the Moscow Aviation Institute with a Master’s degree in Science and from INSEAD with an MBA.

Michael Lynton has been a member of the Board of Directors since 2009. Mr. Lynton joined Sony in 2004 as the Chairman and CEO of Sony Pictures Entertainment. In 2012, he became the CEO of Sony Entertainment, Inc. and currently oversees Sony’s global entertainment businesses, including Sony Music Entertainment, Sony/ATV Music Publishing and Sony Pictures Entertainment. Prior to joining Sony, Mr. Lynton worked for Time Warner and served as CEO of AOL Europe, President of AOL International and President of Time Warner International from 2000 to 2004. Between 1996 and 2000, Mr. Lynton served as Chairman and CEO of Pearson plc's Penguin Group. From 1992 to 1996, he served as President of Disney's Hollywood Pictures. Mr. Lynton holds a Bachelor of Arts in history and literature from Harvard College and a Masters of Business Administration from Harvard Business School. Mr. Lynton was elected to the Harvard Board of Overseers in May 2012, and is the interim presiding governor of the U.S. Broadcasting Board of Governors.

Cristina Stenbeck has been a member of the Board of Directors since 2003. Ms. Stenbeck has been Chairman of the Board of Directors of Investment AB Kinnevik since 2007. Ms. Stenbeck is also a non-executive director of Tele2 AB. Ms. Stenbeck graduated with a BSc from Georgetown University in Washington DC.

Changes in the Company’s Board of Directors in 2012, Mr. Blake Chandlee was elected on May 8, 2012 and replaced Mr. David Marcus.

Changes in the Company’ Board of Directors in 2013, in April, 2013, in advance of the Annual General Meeting to be held on May 14, 2013, the MTG Nomination Committee, which comprises representatives of the largest MTG shareholders, proposed the re-election of Mr. Chance, Ms. Brunell Livfors, Mr. Chandlee, Mr. Duffy, Mr.Grabau and Mr. Izosimov as members of the Board of Directors, and the election of Ms. Guthrie as a new member of the Board of Directors. The MTG Nomination Committee also proposed the re-election of David Chance as Chairman of the Board of Directors. Mr. Lynton and Ms. Stenbeck declined re-election as members of the Board of Directors.

Executive Officers

The following table lists the names and positions of our executive officers as of December 31, 2012.

Name	Position
Jørgen Madsen Lindemann	President & Chief Executive Officer
Mathias Hermansson	Chief Financial Officer

Name	Position
Anders Nilsson	Executive Vice President of Central European Broadcasting
Joseph Hundah	Executive Vice President of the Group’s African operations
Irina Gofman	Executive Vice President of Russian & CIS Broadcasting
Patrick Svensk	Executive Vice President of Content
Marc Zagar	Executive Vice President of Finance
Petra Österlund	Executive Vice President of Administration

Biographical information of our executive officers is set forth below.

Jørgen Madsen Lindemann, born in 1966, became the Company’s President and CEO of MTG in September 2012, prior to which he served as Executive Vice President of the Group’s Nordic Broadcasting (free-TV, pay-TV and radio) operations from October 2011. He was also responsible for the Group’s Czech operations between 2008 and 2011, and the Hungarian operations between 2010 and 2011, and served as CEO of MTG Denmark from 2002. He was also responsible for MTG’s New Media department between 2000 and 2002. Jørgen has worked in the Group since 1994 when he joined as Head of Interactive Services. He became Head of Sponsorship for TV3 in 1997, then Head of Viasat Sport in Denmark and, subsequently, Head of Viasat Sport for the Group in 1998.

Mathias Hermansson, born in 1972, has been the Company’s Chief Financial Officer of MTG in March 2006, prior to which he served as Group Financial Controller between 2001 and 2006 and held various senior financial positions at Viasat Broadcasting, MTG Radio and former MTG subsidiary CDON Group AB. Mr. Hermansson also previously served as Finance Director at former subsidiary Metro International S.A.’s North American operations. He joined MTG in 1999 as a management trainee after working for Unilever in Sweden. He is a member of the Board of Directors of CTC Media, Inc.

Anders Nilsson, born in 1967, was appointed as EVP of Central European Broadcasting in October 2011 and was responsible for MTG’s free-TV operations in the Baltics, the Czech Republic, Bulgaria, Hungary and Slovenia, and for the Group’s pay-TV channels in the Baltics. Mr. Nilsson joined MTG Radio in 1992 and became President of the Group’s radio operations in 1997. He was appointed President of MTG’s former Publishing business area in 2000, was Chief Operating Officer of MTG between 2000 and 2003, and served as Head of MTG Sweden between 2003 and 2007. Mr. Nilsson was appointed as Group Chief Operating Officer in 2008 and was CEO of MTG’s Online business area between 2008 and 2010. Mr. Nilsson left the Group on 31 December 2012 to assume a new position with Millicom International Cellular S.A.

Joseph Hundah, born in 1972, was appointed as EVP of the Group’s African operations in November 2012, and has been CEO of MTG’s African operations since joining the Group in 2011. Mr. Hundah previously worked for South African pay-TV operator M-Net and Supersport, and was Managing Director of the MultiChoice satellite pay-TV platform in Nigeria. MTG’s African operations comprise the Viasat1 free-TV channel in Ghana, Modern Africa Productions, and the distribution of MTG’s Viasat documentary channels on third party broadcast networks in six African countries.

Irina Gofman, born in 1970, was appointed as Executive Vice President of Russian & CIS Broadcasting in October 2011, and manages MTG’s Pay-TV Emerging Markets business . Ms. Gofman has been CEO of MTG Russia & CIS since July 2008 and assumed responsibility for the Group’s emerging markets mini-pay channel business and satellite pay-TV platform in Ukraine from May 2011. Ms. Gofman was CEO of Rambler Media Group, one of the leading Russian internet media and services groups, between 2004 and 2007. During her time at Rambler Media, Ms. Gofman led the company’s successful IPO and listing on the London Stock Exchange’s Alternative Investment Market (AIM). Ms. Gofman previously worked for MTG between 2002 and 2004 as Chief Operating Officer of the DTV Russian TV network and was also instrumental in the launch of Viasat Broadcasting’s wholesale pay-TV business in Russia. Prior to returning to MTG, Ms. Gofman served as Managing Partner (Media) at ESN Group, the direct investment and management company. She is a member of the Board of Directors of CTC Media, Inc. Irina graduated with a Ph.D. in Philology from Moscow State University and an MBA from Babson College in the United States.

Patrick Svensk, born in 1966, was appointed as Executive Vice President of Content in October 2011. Mr. Svensk joined MTG Group in September 2011 as Vice President of Content and Chairman of the MTG Studios business area. Mr. Svensk originally joined MTG as a management trainee at TV3 in 1991 and was Managing Director of Kinnevik Media International until 1994. After serving as Managing Director of Swedish advertising agency Hallstedt & Hvid, Mr. Svensk returned to broadcasting in 1995 as Managing Director and CEO of Swedish TV channel Kanal 5. Mr. Svensk was CEO of SkyVentures between 2000 and 2002 and a member of the Board of Directors of television production company MTV Produktion, of which he later became President and CEO when MTV Produktion was rebranded as Zodiak Television (publ) in 2003. After the acquisition of Zodiak Television by De Agostini in 2008, Mr. Svensk served as Executive Vice President of M&A and Business Development at the newly formed Zodiak Media Group until 2010. Mr. Svensk graduated with an MSc in Economics and Business Administration from Stockholm School of Economics.

Marc Zagar, born in 1965, was appointed as Executive Vice President of Finance in October 2011. Mr. Zagar joined MTG in 2001 as Business Area Controller of Viasat Broadcasting. Mr. Zagar was appointed as Chief Operating Officer for MTG’s Broadcasting businesses in March 2006. Prior to joining MTG, Mr. Zagar worked for over 10 years in various financial management positions within Vivendi Universal’s book publishing business in the UK and France. He graduated with a Bachelor's degree from CESEM Business School in Reims, France and has a Master's degree from Université Dauphine in Paris. Mr. Zagar left the Group on January 31 2013 to assume a new position with Millicom International Cellular S.A.

Petra Österlund, born in 1975, was appointed as Executive Vice President of Modern People in October 2012, having been appointed Executive Vice President of Administration in October 2011. Ms. Österlund had served as Head of Administration since 2005. Ms. Österlund oversees MTG’s Corporate Responsibility, Modern Responsibility, and Modern Services (primarily Human Resources, training and development) areas. Ms. Österlund previously worked as Product Manager for Viasat’s pay-TV operations in Eastern Europe, which comprised both the cable channel business in 20 countries and the Viasat DTH satellite pay-TV platform in the Baltics. Ms. Österlund joined MTG in 2002 as a management trainee.

Changes in the executive management in 2012, Jørgen Madsen Lindemann was appointed President and Chief Executive Officer of MTG on September 15, 2012, and replaced Hans-Holger Albrecht. Joseph Hundah was appointed Executive Vice President of the African operations with effect from November 1, 2012. Laurence Miall-d'Aout and Martin Lewerth decided to leave the Group on October 15, 2012 and October 31, 2012, respectively.

Changes in the executive management in 2013, Anders Nilsson left the company with effect from January 1, 2013. Marc Zagar left the company on January 31, 2013. The following persons were appointed Executive Vice Presidents in 2013:

Matthew Hooper, born in 1970, was appointed as Executive Vice President of Corporate Communications in February 2013 with responsibility for the planning and implementation of MTG’s corporate communications activities including public relations, investor relations, government relations and internal communications. He joined MTG in October 2012 as Group Head of Corporate Communications and Planning and had previously worked with the Group for 12 years as co-Founder and Managing Partner of Shared Value Limited, the international corporate communications consulting firm. Prior to founding Shared Value, Mr. Hooper was a Board Director of Shandwick Consultants Limited, a division of the then publicly listed Shandwick global marketing and communications business. Mr. Hooper is a Masters graduate of Oxford University.

Anna Settman, born in 1970, was appointed as Executive Vice President of the Group’s Nordic pay-TV broadcasting operations in March 2013. Ms. Settman directs and oversees the management of MTG’s pay-TV operations across the Nordic region, which include the Viasat pay-TV channels, the Viasat satellite pay-TV platform, and the Viaplay online pay-TV service. Ms. Settman was previously CEO of Aftonbladet, which is Scandinavia´s largest newspaper, for three years and where she worked for 19 years. Ms. Settman was also President of Aftonbladet New Media for two years, during which time she was responsible for developing and executing on a digital business model to enable users to pay for multi-media content and services in online, mobile and video environments, as well as for accelerating the growth of Aftonbladet’s online advertising revenues.

Marek Singer, born in 1968, was appointed as Executive Vice President of the Group’s Central European Broadcasting operations in 1 January 2013.  Mr. Singer has responsibility for the Group’s free-TV operations in Estonia, Latvia, Lithuania, the Czech Republic, Bulgaria and Hungary, as well as the Group’s pay-TV and radio operations in the Baltic countries. Mr. Singer was CEO and a Board member of the TV Prima free-TV operations in the Czech Republic, of which the Group owns 50%, from 2008 until his appointment to MTG’s Executive Management team in January 2013. He continues as Chairman of the Board of TV Prima. Before joining TV Prima, Mr. Singer worked in various sales and marketing director positions at Mars in the CEE region and Unilever in the UK and USA.

Rikard Steiber, born in 1969, was appointed Executive Vice President and Chief Digital Officer in February 2013. Prior to joining MTG, he worked at Google for 6 years where his roles included Director of Product Marketing for Europe, the Middle East and Africa and subsequently Global Marketing Director for Google’s Mobile & Social Advertising business. During his time at Google, Mr. Steiber oversaw the launch and ongoing marketing of products including Google+, Search, YouTube, Android, Chrome, Maps, Apps, Adwords, Analytics, DoubleClick and AdSense. Ahead of joining Google, Mr. Steiber was CEO and co-founder of XLENT Strategy and Digiscope Consulting in Stockholm and one of the co-founders of Scandinavia Online AB. He also had managerial positions at Telia and Procter & Gamble. He is a graduate from SDA Bocconi, Italy and Chalmers University of Technology, Sweden.

B.	Compensation

The aggregate compensation paid to the directors, Chief Executive Officer and other senior management for the year ended December 31, 2012 was SEK 84 million, of which SEK 5 million was paid to directors.  All directors receive a base fee in accordance with the resolution adopted by the Annual General Meeting.  There are no benefits upon the resignation of a director.  The directors do not participate in the Company’s stock-based incentive programs and did not receive variable salary, pensions or other benefits from the Company in 2012.

The aggregate compensation paid to the Chief Executive Officer, the Company’s seven executive officers shown in “—A.  Directors and Senior Management” and three other executive officers who were employed for a portion of 2012 but not at year end for the year ended December 31, 2012, including the current Chief Executive Officer who previously was part of the executive officers, was SEK 79 million.  This includes base salary of SEK 43 million, variable remuneration of SEK 27 million and pension and other benefits of SEK 9 million.  The remuneration of the Chief Executive Officer is set by the Board of Directors.  Remuneration of other senior management is proposed by the Chief Executive Officer and set by the Board of Directors.  The remuneration of senior management was paid in accordance with the guidelines approved by the 2012 Annual General Meeting.

The objective of the guidelines is to ensure that MTG can attract, motivate and retain senior executives, within the context of MTG’s international peer group consisting of Northern and Eastern European media companies.  The remuneration shall be based on conditions that are market competitive and at the same time aligned with shareholders’ interests.  Remuneration to the Executives shall consist of a fixed and variable salary in cash, as well as the possibility of participating in an equity based long-term incentive program and pension schemes.  These components shall create a well-balanced remuneration structure reflecting individual performance and responsibility, both short-term and long-term, as well as MTG’s overall performance.

Fixed salary.  The Executives’ fixed salaries are competitive and based on each individual Executive’s responsibilities and performance.

Variable salary.  The Executives may receive variable remuneration in addition to fixed salaries.  The contracted variable remuneration will generally not exceed a maximum of 75% of the fixed annual salary.  The variable remuneration shall be based on the performance of executives in relation to established goals and targets.

Other benefits.  MTG provides other benefits to executives in accordance with local practice.  Other benefits can include, for example, a company car and company health care.  Occasionally, housing allowance could be granted for a defined period of time.

Pension.  The Executives shall be entitled to pension commitments based on those that are customary in the country in which they are employed.  Pension commitments will be secured through premiums paid to insurance companies.

Notice of termination and severance pay.  The maximum notice period in any Executive’s contract is twelve months during which time salary payment will continue.  The Company does not generally allow any additional contractual severance payments to be agreed although there can be exceptional cases where this takes place and it should be noted that the Chief Executive Officer is entitled to receive a severance payment equivalent to one month’s basic salary per year of service in the Group if he complies with certain conditions.

Deviations from the guidelines.  In special circumstances, the Board of Directors may deviate from the above guidelines, for example, with the payment of additional variable remuneration in the case of exceptional performance.  In such case the Board of Directors is obliged to explain the reason for the deviation at the following Annual General Meeting.

The following table sets forth the remuneration to the Company’s Board of Directors and senior management for the year ended December 31, 2012.  Other than as set out in the table, the Company is not required in Sweden to disclose, and does not otherwise disclose, compensation for the directors or senior management on an individual basis.

	Base fee	Base salary	Variable remuneration		Other benefits	Pension costs	Other remuneration		Total
	(in SEK thousand)
David Chance, Chairman	1,225	–	–		–	–	73	(1)	1,298
Mia Brunell Livfors, Director	475	–	–		–	–	–		475
Blake Chandlee, Director	450	–	–		–	–	–		450
Simon Duffy, Director	650	–	–		–	–	–		650
Lorenzo Grabau, Director	575	–	–		–	–	–		575
Alexander Izosimov, Director	525	–	–		–	–	–		525
Michael Lynton, Director	525	–	–		–	–	–		525
Cristina Stenbeck, Director	450	–	–		–	–	–		450
Jørgen Madsen Lindemann, President and Chief Executive Officer from September 15, 2012		2,324	1,513	(2)	62	152			4,051	(3)
Other Senior Management (4)(5)	–	30,702	17,401		437	2,616	–		51,156	(5)
Hans-Holger Albrecht, President and Chief Executive Officer, from January 1, 2012 to September 14, 2012 (6)	–	9,694	7,918	(6)	86	2,425	3,500		23,623	(6)
Total	4,875	42,720	26,832		585	5,193	3,573		83,778

(1)	David Chance, the Chairman of the Board of Directors, received a fee of SEK 72,794 as a director of Viasat Broadcasting UK.

(2)	Includes variable salary remuneration incurred to be paid after the year end for the Chief Executive Officer of SEK 1 million.

(3)	Does not include non-cash share based incentive program costs of SEK 1 million relating to the Chief Executive Officer.

(4)
Other senior management includes all executive officers listed in the table under “— A.  Directors and Senior Management” except for President and Chief Executive Officer Jørgen Madsen Lindemann and former President and Chief Executive Officer Hans-Holger Albrecht, and also includes three other executive officers who were employed for a portion of 2012 but not at year end, including the current Chief Executive Officer who previously was part of the executive officers.

(5)	Does not include non-cash share based incentive program costs of SEK 5 million relating to other senior management.

(6)	Includes variable salary remuneration incurred to be paid after the year end for the former Chief Executive Officer of SEK 7 million.

Share-based Payments

Since 2005, the Annual General Meetings have established stock-based incentive programs for our senior executives and key personnel.

2012 Long-Term Incentive Program (“2012 LTIP”)

The 2012 LTIP is performance based and directed towards approximately 100 senior executives and other key employees, divided into seven categories.  Individual investments in MTG shares are required to participate, either by way of shares already held or shares purchased on the market in connection with the notification to participate in the program.  The shares must be held during a three-year vesting period and the participant must be continuously employed during such period.  The rights to retention shares and performance shares and performance options were granted by the Company free of charge at the beginning of June 2012, and may be exercised the day following the release of the interim report for the first quarter of 2015.  Dividends paid on underlying shares during the vesting period will increase the number of retention and performance shares in order to treat the shareholders and the participants equally.  Depending on the fulfillment of certain stipulated goals and the employee category, upon vesting the holder of a retention right is entitled to 1 MTG share for each invested MTG share for free; the holder of a performance right is entitled to 4 to 8 MTG shares for each invested MTG share for free; and the holder of a performance option is entitled to 4 to 8 MTG shares for each invested MTG share at an exercise price of 120% of the Class B share at grant date.  The goals relate to shareholder return, normalized return on capital employed and shareholder return compared to a peer group.  The program comprises retention rights exercisable for a maximum of 26,850 MTG shares, performance rights exercisable for a maximum of 120,500 MTG shares, and performance options for a maximum of 120,500 MTG shares.

2011 Long-Term Incentive Program (“2011 LTIP”)

The 2011 LTIP is performance based and directed towards approximately 100 senior executives and other key employees, divided into six categories.  Individual investments in MTG shares are required to participate, either by way of shares already held or shares purchased on the market in connection with the notification to participate in the program.  The shares must be held during a three-year vesting period and the participant must be continuously employed during such period.  The rights to retention shares and performance shares and performance options were granted by the Company free of charge at the beginning of June 2011, and may be exercised the day following the release of the interim report for the first quarter of 2014.  Dividends paid on underlying shares during the vesting period will increase the number of retention and performance shares in order to treat the shareholders and the participants equally.  Depending on the fulfillment of certain stipulated goals and the employee category, upon vesting the holder of a retention right is entitled to 1 MTG share for each invested MTG share for free; the holder of a performance right is entitled to 4 to 8 MTG shares for each invested MTG share for free; and the holder of a performance option is entitled to 4 to 8 MTG shares for each invested MTG share at an exercise price of 120% of the Class B share at grant date.  The goals relate to shareholder return, normalized return on capital employed and shareholder return compared to a peer group.  The program comprises retention rights exercisable for a maximum of 19,850 MTG shares, performance rights exercisable for a maximum of 97,900 MTG shares, and performance options for a maximum of 97,900 MTG shares.

2010 Long-Term Incentive Program (“2010 LTIP”)

The 2010 LTIP is performance based and directed towards approximately 100 senior executives and other key employees, divided into six categories.  Individual investments in MTG shares are required to participate, either by way of shares already held or shares purchased on the market in connection with the notification to participate in the program.  The shares must be held during a three-year vesting period and the participant must be continuously employed during such period.  The rights to retention shares and performance shares and performance options were granted by the company free of charge at the beginning of June 2010, and may be exercised the day following the release of the interim report for the first quarter of 2013.  Dividends paid on underlying shares during the vesting period will increase the number of retention and performance shares in order to treat the shareholders and the participants equally.  Depending on the fulfillment of certain stipulated goals and the employee category, upon vesting the holder of a retention right is entitled to one MTG share for each invested MTG share for free; the holder of a performance right is entitled to 0 to 8 MTG shares for each invested MTG share for free; and the holder of a performance option is entitled to 0 to 16 MTG shares for each invested MTG share at an exercise price of 120% of the Class B share at grant date.  The goals relate to shareholder return, normalized return on capital employed and shareholder return compared to a peer group.  The program comprises retention rights exercisable for a maximum of 12,500 MTG shares, performance rights exercisable for a maximum of 53,000 MTG shares, and performance options for a maximum of 106,000 MTG shares.

Cost Effects of the Incentive Programs

The programs are equity-settled programs.  The initial fair value at grant date of retention rights, performance rights and performance options is expensed during the vesting period.  The cost is recognized as an operating expense.  The cost is based on the fair value of the Class B share at grant date and the number of shares expected to vest.  The cost recognized in 2012, 2011 and 2010 for the programs amounts to SEK 10 million, SEK 8 million and SEK 14 million, respectively, excluding social charges.

The fair value of services received in return for share options granted were calculated based on the Black-Scholes method.  The expected volatility is based on historical values.  Further, it has been assumed that 10% of the personnel will leave during the period.  As for the performance programs, the probability that the goals are met has been taken into consideration by applying adjustment factors to the different goals, when calculating the costs.  Please see note 23 to the Consolidated Finance Statements for additional information.

Share-Based Compensation of Senior Management

For the year ended December 31, 2012, the Company’s current Chief Executive Officer received retention and performance rights exercisable for a maximum of 7,200 Class B shares and performance options exercisable for a maximum of 6,400 Class B shares, and other senior management received retention and performance rights exercisable for a maximum of 36,000 Class B shares and performance options exercisable for a maximum of 32,000 Class B shares.  The retention and performance rights may be exercised for free and the performance options may be exercised at SEK 361.70 per share, following the release of the interim report of the first quarter of 2015 subject to relevant performance criteria having been met.

The table below sets forth the information about the Company’s outstanding options and retention and performance rights and options as of December 31, 2012.

	Maximum Number of Class B Shares Underlying Retention Rights, Performance Rights and Options
Retention rights, performance rights and options outstanding	CEO	Other senior management (1)	Other key personnel	Total	Weighted Average Exercise Price of Performance Options (SEK) (2)	Weighted Average Expiration Period (Years)
LTIP 2010	7,963	27,923	35,489	71,375	452.00	0.30
LTIP 2011	10,200	40,800	33,700	84,700	517.30	1.33
LTIP 2012	13,600	42,700	53,675	109,975	361.70	2.32
Total outstanding on December 31, 2012	31,763	111,423	122,864	266,050	437.63	1.5

(1)
Other senior management comprises all executive officers listed in “— A.  Directors and Senior Management” except for President and Chief Executive Officer Jørgen Madsen Lindemann and former President and Chief Executive Officer Hans-Holger Albrecht.

(2)
The retention and performance shares are exercisable for free and are not included in the weighted average exercise price calculation.  The weighted average exercise price for LTIP 2010 was recalculated for the distribution of the shares in CDON Group in 2010.

In 2012, retention and performance rights from the 2009 program were exercised for a total of 209,285 Class B shares by the Chief Executive Officer and other senior management.  In 2011, retention and performance rights from the 2008 program were exercised for a total of 61,113 Class B shares.  In 2010, options granted under the 2005 program were exercised for 38,392 Class B shares, options granted under the 2006 program were exercised for 157,046 Class B shares, and options granted under the 2007 program were exercised for 249,871 Class B shares.

Retention rights, performance rights and options outstanding as of December 31, 2012 have an exercise price between zero and SEK 517.30 per Class B share, and the weighted average price is SEK 210.86 per Class B share including all rights, free of charge.  The weighted average remaining contractual life is 1.46 years.

Dilution

If all retention rights and performance rights granted to senior executives and key employees as of December 31, 2012 were awarded and all options granted to them were exercised, the issued share capital of the Company would increase by 266,050 Class B shares, equivalent to a dilution of 0.4% of the issued capital and 0.2% of the related voting rights at the end of 2012.

C.	Board Practices

The Company’s Articles of Association state that the Board of Directors shall consist of no less than three and no more than nine members. The members of the Board of Directors are elected at the Annual General Meeting.  The Chairman of the Board of Directors is appointed by the shareholders at the Annual General Meeting.  The term of office of a director is one year, which expires at the end of the next Annual General Meeting, but a director may serve any number of consecutive terms.  Directors may be removed from office by a general meeting of shareholders (“General Meeting”) at any time with or without cause and vacancies on the Board of Directors may only be filled by a shareholder resolution.

The members of the current Board of Directors were elected at the Annual General Meeting on May 8, 2012.

Nomination Procedure

Candidates for election to the Board of Directors are nominated by the Nomination Committee or directly by shareholders.  The Nomination Committee, consisting of representatives of the major shareholders of the Company is appointed by the Annual General Meeting.  The Annual General Meeting in May 2012 appointed as members of the Nomination Committee Cristina Stenbeck, Investment AB Kinnevik; Thomas Ehlin, Nordea Investment Funds; Johan Ståhl, Lannebo Fonder; and Björn Lind, AMF Försäkring och Fonder.  The members of the Nomination Committee do not receive any remuneration for their work.

Cristina Stenbeck, a member of the Board of Directors has been appointed the Chairman of the Nomination Committee by the other members of the Committee.  This represents a deviation from the Swedish Code of Corporate Governance (the “Corporate Governance Code”) which provides that neither the company chair nor any other member of the board may chair the nomination committee.  The other members of the Nomination Committee have concluded that the election of Cristina Stenbeck as the Chairman of the Nomination Committee is in the Company’s shareholders’ best interest and a natural consequence of Cristina Stenbeck representing the Company’s largest shareholders.

The Nomination Committee’s tasks include evaluating the Board of Directors’ work and composition and preparing proposals for the Annual General Meeting regarding the following matters:

•	the election of the Board of Directors and the Chairman of the Board of Directors;

•	the election of auditors in cooperation with the Audit Committee;

•	the fees to be paid to Board of Directors and to the Company’s auditors;

•	the nomination of the Chairman of the Annual General Meeting; and

•	the organization and work of the Nomination Committee.

The Audit Committee assists the Nomination Committee to prepare for the election of auditors at the Annual General Meeting.  Auditors are elected by Annual General Meetings every four years.

Responsibilities and Duties of the Board of Directors

Under the Companies Act, the board of directors is responsible for the organization of a company and the management of its affairs.  The Board of Directors has the overall responsibility for the Company’s organization and administration.  The Board of Directors is constituted to provide effective support for, and control of, the activities of the executive management of the Company.  The Board of Directors is governed by the Companies Act and the Articles of Association.  In addition, the Board of Directors has adopted working procedures for its internal activities including the number of regular Board meetings to be held, the matters to be handled at such regular Board of Directors meetings, and the duties of the Chairman.

In order to carry out its work more effectively, the Board of Directors has appointed a Remuneration Committee and an Audit Committee with special responsibilities.  These committees handle matters within their respective areas and present recommendations and reports on which the Board of Directors may base its decisions and actions.

However, all members of the Board of Directors have the same responsibility for decisions made and actions taken, irrespective of whether issues have been reviewed by such Board of Directors committees or not.

The Board has also adopted certain procedures and instructions applicable to the Chief Executive Officer.  These procedures require that investments in non-current assets of more than SEK 2 million must be approved by the Board.  Large-scale programming investments and other significant transactions including acquisitions and closures or disposals of businesses must also be approved by the Board of Directors.  In addition, the Board has issued written instructions specifying when and how information that enables the Board of Directors to evaluate the Company’s and its subsidiaries’ financial positions should be reported.

Remuneration Committee

The Remuneration Committee comprises Lorenzo Grabau as Chairman, and David Chance and Mia Brunell Livfors.  The Board of Directors commissions the work of the Remuneration Committee.  The Committee makes recommendations upon which the Board bases its decisions and actions.

Pursuant to the Committee’s charter, the overall objectives and responsibilities of the Remuneration Committee are to:

•	prepare the Board of Directors’ decisions on issues concerning principles for remuneration and other terms of employment for the senior management;

•	monitor and evaluate programs for ongoing variable remunerations for the senior management, and those that have expired during the financial year;

•
monitor and evaluate the application of the remuneration guidelines for the executive management to the Annual General Meeting, as well as the current remuneration structures and levels in the Company; and

•	review and develop long-term incentive schemes.

The remuneration guidelines are described in “—B.  Compensation.”

Audit Committee

The Audit Committee comprises Simon Duffy as Chairman, Lorenzo Grabau, Alexander Izosimov and Michael Lynton.  The Audit Committee’s responsibilities are to:

•	monitor the Company’s financial reporting;

•	monitor the effectiveness of the Company’s internal control, internal audit and risk management;

•	oversee the audit of the annual report and the consolidated accounts;

•	assess the impartiality and independence of the Company’s auditors, with special attention to non-audit services; and

•	assist the Nomination Committee to prepare for the election of auditors at the Annual General Meeting.

In addition, the Audit Committee is responsible, when applicable, for monitoring and securing the quality and fairness of transactions with related parties.

The Nomination Committee propose the auditors to be elected at the Annual General meeting on the recommendation of the Audit Committee.  The auditors are elected for four years.

D.	Employees

On average, the Company had 3,012 employees in 2012, 3,031 employees in 2011, and 3,069 employees in 2010.  The following table shows the distribution of employees:

	Average Number of Employees
	2012	2011	2010
Free-TV Scandinavia	586	592	545
Pay-TV Nordic	480	542	440
Free-TV Emerging Markets	897	866	934
Pay-TV Emerging Markets	294	335	225
Other businesses	616	565	793
Parent Company and Other Companies	139	131	132
Total	3,012	3,031	3,069

The following table sets forth the average number of our full-time employees during a given year by geographic location:

	2012		2011		2010
	Men	Women	Men	Women	Men	Women
Sweden	483	337	537	310	575	433
Bulgaria	199	171	162	161	161	161
United Kingdom	164	179	172	189	112	117
Denmark	166	118	166	99	149	84
Norway	143	116	147	122	153	127
The Czech Republic	110	104	110	98	117	101
Latvia	59	81	49	68	42	60
Estonia	49	88	47	79	49	67
Lithuania	61	41	56	38	57	40
Ghana	73	35	44	19	30	9
Ukraine	47	41	61	47	92	61
Russia	34	51	35	50	31	47
Hungary	17	21	14	24	25	33
Finland	7	5	6	4	6	5
The Netherlands	2	7	3	7	1	7
Malta	1	1	27	14	26	13
Slovenia	–	–	18	23	25	28
Spain	–	–	16	8	17	7
Other	–	1	–	1	–	1
Total	1,615	1,397	1,672	1,360	1,668	1,401
Total number of employees	3,012		3,031		3,069

Management believes that relations with the employees are good.  While some employees of the Company and its subsidiaries belong to trade unions, the Company is not generally a party to any collective bargaining or similar agreements, nor is there a history of significant union activity within the Company.

The temporary employees of the Company corresponded to 15% of the average total number of employees in 2012.

E.	Share Ownership

The table below sets forth information regarding the beneficial ownership of our ordinary shares as of December 31, 2012, unless indicated otherwise, by directors and executive officers employed during the year ended December 31, 2012.  For purposes of this table, a person is deemed to have “beneficial ownership” of any shares as of a given date which such person has the right to acquire within 60 days after such date.  For purposes of computing the percentage of outstanding shares held by each person, or group of persons, named above on a given date, any security which such person or persons has the right to acquire within 60 days after such date (including Class B shares which may be acquired upon exercise of vested retention rights, performance rights, and options) is deemed to be outstanding, but is not deemed to be outstanding for the purpose of computing the percentage ownership of any other person.  Except as otherwise indicated, the holders listed below have sole voting and investment power with respect to all shares beneficially owned by them.  They have the same voting rights as all other holders of Class A or Class B shares, as applicable.

Shareholder	Class A Shares	Percentage of Total Class A Shares	Class B Shares		Percentage of Total Class B Shares	Percentage of Total Capital
David Chance, Chairman of the Board of Directors	–	–	3,565		*	*
Mia Brunell Livfors, Director	–	–	5,505		*	*
Blake Chandlee, Director	–	–	–		–	–
Simon Duffy, Director	–	–	1,750		*	*
Lorenzo Grabau, Director	–	–	–		–	–
Alexander Izosimov, Director	–	–	34		*	*
Michael Lynton, Director	–	–	–		–	–
Cristina Stenbeck, Director	–	–	279,683		*	*
Mathias Hermansson, Chief Financial Officer	–	–	19,095	(1)	*	*
Petra Österlund, Executive Vice President	–	–	11,563	(2)	*	*
Irina Gofman, Executive Vice President	–	–	18,847	(3)	*	*
Joseph Hundah, Executive Vice President	–	–	–		*	*
Jørgen Madsen Lindemann, Chief Executive Officer from September 15, 2012	–	–	25,263	(4)	*	*
Hans-Holger Albrecht, Chief Executive Officer from January 1, 2012 to September 14, 2012 (5)	–	–	44,286		*	*
Anders Nilsson, Executive Vice President	–	–	11,123	(6)	*	*
Patrick Svensk, Executive Vice President	–	–	1,000		*	*
Marc Zagar, Executive Vice President	–	–	5,994	(7)	*	*
Directors and senior management as a group	–	–	383,422	(8)	*	*

*	less than 1%

(1)	Includes 7,963 Class B shares underlying retention rights and performance rights granted under the 2010 LTIP exercisable within 60 days.

(2)	Includes 7,963 Class B shares underlying retention rights and performance rights granted under the 2010 LTIP exercisable within 60 days.

(3)	Includes 7,963 Class B shares underlying retention rights and performance rights granted under the 2010 LTIP exercisable within 60 days.

(4)	Includes 7,963 Class B shares underlying retention rights and performance rights granted under the 2010 LTIP exercisable within 60 days.

(5)	Information stated as of September 30, 2012.

(6)	Anders Nilsson left the Company on December 31, 2012.

(7)	Includes 4,034 Class B shares underlying retention rights and performance rights granted under the 2010 LTIP exercisable within 60 days. Marc Zagar left the company on January 31, 2013.

(8)	Includes 35,886 Class B shares underlying retention rights and performance rights granted under the 2010 LTIP exercisable within 60 days.

None of the members the Company’s Board of Directors owns any stock options of the Company.  The Company’s senior management and other key personnel own options or rights to purchase Class B shares under the stock-based incentive programs.  For more information, see “—B.  Compensation.”

Item 7.  Major Shareholders and Related Party Transactions

A.	Major Shareholders

To the extent known to the Company, it is neither directly nor indirectly owned or controlled by another corporation, any government, or any other person.  However, Investment AB Kinnevik may be deemed to control the Company, given the size of its holding of MTG Shares.  In addition, there are no arrangements, known to the Company, the operation of which may result in a change in its control in the future.

The Company’s share capital consists of Class A, Class B and Class C shares.  Each Class A share is entitled to ten votes.  Each Class B and each Class C share is entitled to one vote.  Each Class A and each B share entitle the holder to the same proportion of assets and earnings and carries equal dividend rights.  Class C shares are not entitled to dividends.

The table below sets forth information regarding the beneficial ownership of MTG Shares as of December 31, 2012, by each person, or group of affiliated persons, who is known by us to beneficially own 5% or more of any class of MTG Shares.  They have the same voting rights as all other holders of Class A or Class B shares, as applicable.

Name of Beneficial Owner or Group	Total	Beneficially Owned Class A Shares	Percentage of Class A Shares	Beneficially Owned Class B Shares	Percentage of Class B Shares	Percentage of Total Capital	Percentage of Outstanding Votes
Investment AB Kinnevik (1)	13,503,856	5,119,491	87.1%	8,384,365	13.8%	20.0%	49.8%
Others	53,108,666	759,440	12.9%	52,349,226	86.0%	78.5%	50.2%
Total Class A and Class B shares outstanding	66,612,522	5,878,931	100.0%	60,733,591	99.7%	98.5%	100.0%
Class B shares held by MTG	169,602
Class C shares held by MTG	865,000
Total shares issued	67,647,124

(1)
Includes 3,914,546 Class A shares and 6,020,465 Class B shares held by Investment AB Kinnevik and 1,204,945 Class A shares and 2,363,900 Class B shares held by Emesco AB, a subsidiary of Investment AB Kinnevik.

The Estate of Jan Hugo Stenbeck (the “Estate”) owned shares representing 7.6% of the votes in MTG at the end of 2008. The Estate distributed the MTG shares to the heirs of Jan Hugo Stenbeck in 2009. Three of the heirs then transferred their MTG shares to the limited partnership Anima Regni LP (“Anima”), which owned shares representing 7.4% of the votes in MTG at the end of 2009. Anima was dissolved in December 2010 and its MTG shares were transferred to the partners, none of whom owned shares representing more than 5% of the votes in MTG following the dissolution.

Further, Emesco AB (“Emesco”) owned shares representing 16.6% of the votes in MTG, and Investment AB Kinnevik (“Kinnevik”) owned shares representing 47.8% of the votes in MTG, at the end of 2008.  Kinnevik and Emesco converted some of their Class A shares (which have ten votes per share) into Class B shares (which have one vote per share) in 2009, and Kinnevik thereafter acquired 100% of Emesco. As a result, Kinnevik increased its beneficial ownership in MTG to 48.0% of the votes in 2009. Kinnevik owned shares representing 49.8% of the votes in MTG at the end of 2012.

Capital Group Funds, who owned 4,324,400 Class B shares at the end of 2011, representing 3.6% of the voting power of outstanding shares, has decreased its ownership during 2012 to 1,254,719 Class B shares at the end of 2012, representing 1.0% of the voting power of outstanding shares in the Company.

Based upon the share ownership reported by Euroclear Sweden AB, as of December 31, 2012, there were 89 shareholders in the United States holding 570 Class A shares (0.01% of the class), and 6,654,155 Class B shares (11.0% of the class).  Together, these Class A and Class B shares represent 5.6% of the total voting power of the outstanding shares in the Company.

B.	Related Party Transactions

Related party	Nature of relationship
Investment AB Kinnevik	Kinnevik is the beneficial owner of MTG Shares representing 49.8% of the outstanding votes as of December 31, 2012.
CTC Media, Inc..	MTG holds 60,008,800 shares in CTC Media, Inc., representing 37.9417% of the issued and outstanding shares as of September 30, 2012.
GES Media Europe	MTG owns shares in FTV Prima Holding A.S. amounting to 50% of the share capital and outstanding votes. GES Media Europe owns the remaining 50% of the share capital and outstanding votes.

Kinnevik

MTG rents certain office space from Kinnevik and Kinnevik rents certain office space from MTG.  The transactions are based on market prices negotiated on arm’s-length basis.  The cost to MTG related to the rent was SEK 2 million in 2012, SEK 4 million in 2011 and SEK 4 million in 2010.

All subsidiaries of Kinnevik are considered related parties.

CTC Media

MTG has sold program rights to and bought program rights from CTC Media.  Related payments by MTG to CTC Media amounted to SEK - million, SEK 1 million and SEK 2 million in 2012, 2011 and 2010, respectively.  In addition, MTG receives dividend payments from CTC Media.

GES Media Europe

In 2012, a subsidiary to GES Media Europe produced formats and provided audio text services for FTV Prima spol s.r.o., a subsidiary to FTV Prima Holding A.S.. The total cost was SEK 7 million. FTV Prima spol s.r.o., launched a new channel in 2011, which was distributed through broadcasters owned by GES Media Europe.  The distribution fees paid by FTV Prima spol s.r.o. to GES Media Europe were SEK 31 million in 2011 and SEK 7 million in 2010, following the increase in channels distributed through the broadcasters owned by GES Media Europe. The broadcaster was sold in 2012.

In 2011, FTV Prima Holding A.S. provided a short-term loan to GES Media Europe with an average interest rate of 2.17% per annum due in 2012.  The largest amount outstanding under the loan in 2011 was SEK 52 million.  As of February 29, 2012, the amount outstanding under the loan was SEK 53 million.  In 2011, FTV Prima Holding A.S. also provided a short-term loan under similar terms and in the same amount to MTG. In June 2012, the loan was repaid in its entirety. In July 2012, FTV Prima Holding A.S. provided a short-term loan to GES Media Europe with an average interest rate of 2.77% per annum due in 2013, and a loan to MTG with the same terms and the same amount.  As of December 31, 2012, the amount outstanding under the loan was SEK 17 million.

MTG also enters into certain transactions with other related parties, including with its subsidiaries,  joint ventures and associated companies.  The table below sets forth revenues to MTG from related parties, operating costs to MTG relating to purchases from related parties, and certain balance sheet items of MTG in connection with the related party transactions.

	2012	2011	2010
	(SEK million)
Revenues
Kinnevik	22	2	1
CTC Media	1	2	3
GES Media Europe	10	10	9
Other related parties	6	4	–
Total revenues	38	17	13
Operating costs
Kinnevik	12	8	4
CTC Media	–	1	2
GES Media Europe	7	31	7
Other related parties	9	16	18
Other Kinnevik subsidiaries	–	1	2
Total operating costs	28	56	34
Receivables
Kinnevik	1	0	0
CTC Media	–	0	0
GES Media Europe	19	62	3
Other related parties	2	1	1

	2012	2011	2010
	(SEK million)
Total Receivables	22	63	4
Payable
Kinnevik	4	2	1
GES Media Europe	0	4	0
Other related parties	1	1	1
Total Payable	5	7	1
Dividends
CTC Media	208	319	216
Other related parties	11	6	6
Total dividends affiliated companies	220	325	223

C.	Interests of Experts and Counsel

Not applicable.

Item 8.  Financial Information

A.	Consolidated Statements and Other Financial Information

Financial Statements

Consolidated financial statements are set forth under “Item 18.  Financial Statements.”

Legal Proceedings

MTG companies are parties to non-material legal proceedings.  The Company does not believe that these matters are likely to have a material adverse effect on the financial position and profitability of the Group.

Company’s Policy on Dividend Distributions

Only a General Meeting can authorize the distribution of dividends.  MTG aims to be one of Europe’s fastest growing broadcasters.  This objective requires the Company to maintain a strong financial position to take advantage of opportunities as they arise.  However, the Company also believes that shareholders should benefit directly and consistently from its strong cash-generating ability.  Therefore, MTG’s dividend policy is to distribute a minimum of 30% of each year’s recurring net profit to shareholders in the form of annual ordinary dividends.

B.	Significant Changes

No significant changes have occurred since the date of our most recent audited financial statements.

Item 9.  The Offer and Listing

A.	Offer and Listing Details

The principal trading market for the Company’s Class B shares is NASDAQ OMX Stockholm AB.  The table below sets forth the reported high, low, period-average and period-end quoted closing prices of Class B shares on NASDAQ OMX Stockholm.

NASDAQ OMX Stockholm (2012, 2011, 2010, 2009, 2008)	High	Low	Period Weighted Average	Period End
	(SEK per share)
Year
2008	426.02	119.49	280.71	159.17
2009	336.19	105.32	207.92	336.19
2010	500.17	313.14	408.25	445.00
2011	488.90	261.30	383.17	328.80
2012	367.30	197.70	283.35	226.60
Quarter
2011 Q1	486.10	411.50	447.74	480.00
2011 Q2	488.90	395.00	438.74	417.70
2011 Q3	488.90	395.00	343.21	277.50
2011 Q4	366.00	261.30	316.35	328.80
2012 Q1	364.60	310.00	336.90	364.40
2012 Q2	367.30	281.90	322.93	319.20
2012 Q3	335.90	290.10	310.03	290.10
2012 Q4	298.60	197.70	221.28	226.60
Month
October 2012	298.60	197.70	226.53	202.00
November 2012	222.90	200.20	213.17	222.90
December 2012	230.50	214.90	224.44	226.60
January 2013	241.70	230.00	235.85	232.90
February 2013	274.00	231.10	257.82	270.90
March 2013	280.70	259.30	273.90	259.30

(1)	CDON Group AB was distributed to MTG shareholders and listed on NASDAQ OMX Stockholm on December 15, 2010.

The Company’s share capital comprises Class A shares, Class B shares and Class C shares, each with a par value of SEK 5 per share.  The shares of the Company are registered in, and the register of shareholders of the Company is kept by Euroclear Sweden (“Euroclear”), which is recognized as an authorized central securities depository under the Swedish Act on Account Keeping of Financial Instruments of 1998 and carries out the duties of registrar for Swedish publicly traded companies.  Euroclear Sweden is the central securities depository for Sweden, and is the organization that holds the register of almost all shares and debt securities traded in the Swedish financial markets.  It also clears and settles transactions in Swedish shares and debt securities, and provides comprehensive custody and issuer services.  Euroclear Sweden was established following the acquisition of VPC AB by Euroclear SA/NV in October 2008.

Euroclear keeps a paperless share registration system.  Share certificates in the Company will not be issued.  Title to shares is ensured only through registration with Euroclear.

In accordance with Swedish law and practice and the regulations of Euroclear Sweden:

a.
Only one person is normally registered as the holder of a share.  Joint holders are not usually recorded on the Euroclear register.  Shareholders may be entered on the register in the name of the beneficial owner or in the name of the person designated as nominee (förvaltare) for the beneficial owner.  In the latter case a note is made in the register to the effect that the nominee is holding the share(s) in such capacity.  Other interests in respect of shares, such as pledges, are also registered.

b.
Where the registered holder is a nominee, the nominee receives, for the account of the beneficial owner, dividends and, on capital increases, shares as well as rights in respect of shares such as in relation to a rights issue or a bond issue.  Dividends are remitted in a single payment to the nominee who is responsible for the distribution of such dividends to the beneficial owner.  A similar procedure is adopted for share issues.

c.	Specific authority to act as a nominee must be given by an authorized central securities depository.

d.
Upon request by Euroclear Sweden, authorized nominees are required to file a report with Euroclear Sweden with regard to their holding on behalf of a beneficial owner of shares in any company.  A list, which may not be more than three months old, containing information with respect to persons who own more than 500 shares in any one company must be open to public inspection at Euroclear.  Such a list must reveal, among other things, the name of the beneficial owner but need not reveal the name of the nominee in whose name the shares have been registered.  Further, on request by Euroclear Sweden or, indirectly, the Company, the nominees must disclose to Euroclear Sweden and the Company the names of shareholders who own less than 500 shares.

e.
The rights attaching to shares that are eligible for dividends, rights issues or bonus issues accrue to those persons whose names are recorded in the register of shareholders on a particular day (the “record date”) and dividends are sent to the address of the persons registered with Euroclear Sweden or, at their direction, to a specific account.

B.	Plan of Distribution

Not applicable.

C.	Markets

The Class A and Class B shares are listed on the main market of NASDAQ OMX Stockholm AB under the symbols “MTGA” and “MTGB.”

NASDAQ OMX Stockholm AB is an authorized stock exchange in accordance with the Swedish Securities Market Act and is subject to regulation and supervision by the Swedish Financial Supervisory Authority.  The Swedish Securities Market Act provides for the regulation and supervision of the Swedish securities markets and market participants, and the Swedish Financial Supervisory Authority implements such regulation and supervision.

The regulatory system governing trading on and off the NASDAQ OMX Stockholm is intended to achieve transparency and equality of treatment for investors.  All trades are made through Genium INET, which records information as to the banks and brokers involved, the number of shares and the price and the time of the transaction.  Each bank or broker is required to maintain records indicating trades carried out as agent or, in the case of banks, as principal.  All trading information is publicly available and NASDAQ OMX Stockholm maintains a Market Supervision Unit that reviews trading during the day on a “real time” basis.

D.	Selling Shareholders

Not applicable.

E.	Dilution

Not applicable.

F.	Expenses of the Issue

Not applicable.

Item 10.  Additional Information

A.	Share Capital

Not applicable.

B.	Memorandum and Articles of Association

Set forth below is a brief summary of certain significant provisions of the Company’s Articles of Association and the Swedish company law applicable to the Company.  The Articles of Association comprise the only constitutional document of Swedish limited liability companies.  This description does not purport to be complete and is qualified by reference to the Company’s Articles of Association.

Swedish Company Law Fundamentals

The fundamental rules and regulations regarding Swedish companies are contained in the Swedish Companies Act (the “Companies Act”).  In addition to the Companies Act there are other statutes relating to insiders, prospectuses, takeovers, transparency, and other matters, some of which are described further below.  If not stated otherwise all applicable provisions referred to in the discussion below are found in the Companies Act.

The Swedish company law is based on a “one tier” Board of Directors.  The General Meeting is the highest decision-making body, the Board of Directors is responsible for the company’s organization and administration of the company’s affairs and the Managing Director is responsible for the day-to-day management of the company.

A fundamental principle of the Companies Act is the principle of equal treatment:  all shares shall enjoy equal rights in the company.  However, exemptions can be made in the Articles of Association, e.g., relating to different voting rights of Class A shares and Class B shares.  The principle of equal treatment is supported by a prohibition to provide an undue advantage to a shareholder or to any other person, to the disadvantage of the company or any other shareholder.

Organization and Register

The Company is a Swedish public limited liability company registered with the Swedish Companies Registration Office (the “SCRO”).  The Company’s registration number is 556309-9158 and its registered office is in Stockholm, Sweden.  The Company’s Class A and Class B shares are traded on the regulated market NASDAQ OMX Stockholm.

Objects and Purposes

According to Section 3 of the Articles of Association, the purpose of the Company is to generate profits for its shareholders and its objects are:

•	to develop and sell goods and services within the media, information and communications business;

•	to own and manage real estate as well as shares and other movables and to carry on other activities compatible therewith;

•	to provide guarantees or other security for liabilities undertaken by another company within the same group; and

•	to conduct other activities compatible with the above-mentioned objects and purpose.

Board of Directors, the Managing Director and Auditors

Composition and Appointment

Pursuant to the Swedish Corporate Governance Code, the members and Chairman of the Board of Directors are appointed by the shareholders at a General Meeting for the period until the end of the next Annual General Meeting.  The Code of Corporate Governance stipulates that there shall be no deputy directors.   A director may be removed by the shareholders at any time at a General Meeting with or without cause and by giving notice that the appointment shall terminate.  The Company shall have no less than three and no more than nine directors pursuant to its Articles of Association.

Conflict of Interests and Compensation to the Members of the Board

Pursuant to the Companies Act, a member of the Board of Directors and the Managing Director may not participate in matters regarding (i) an agreement between such member or Managing Director and the Company; (ii) an agreement between the Company and a third party, where such member or the Managing Director has a material interest which may conflict with the interests of the Company; or (iii) an agreement between the Company and a legal person which such member or the Managing Director is entitled to represent, whether alone or together with another person.

The General Meeting resolves upon the fees and other compensation for each member of the Board of Directors.

As a general rule, the Company may not lend money to a member of the Board of Directors or Managing Director of the Company or any of its subsidiaries, except where the loan is intended exclusively for the borrower’s business operations and the Company provides the loan for purely commercial reasons.

There is no age limit requirement for the retirement or non-retirement of members of the Board of Directors, or the number of shares required for qualification by a member of the Board.

Managing Director

The Managing Director is appointed by the Board of Directors.  The Managing Director shall attend to the day-to-day management of the Company pursuant to guidelines and instructions issued by the Board of Directors.

Auditors

Pursuant to the Company’s Articles of Association, the Company shall have no more than three auditors with up to three deputy auditors.  The auditors are appointed at the Annual General Meeting and according to the Company’s Articles of Association, the auditor’s term of office shall last until the end of the Annual General Meeting held during the fourth financial year after the auditor was appointed.

Shares

The Company has three classes of shares:  Class A shares, Class B shares and Class C shares, each with a par value of SEK 5 per share.

Dividend Rights

Only a General Meeting can authorize the distribution of dividends.  Class A shares and Class B shares carry equal dividend rights.  Class C shares are not entitled to dividends.  Euroclear Sweden AB, a private company which acts as the central securities depositary in Sweden, administers dividend payments on behalf of the Company.  Dividends unclaimed for a period of ten years are forfeited and reverted to the Company.

Dividends and other distributions to shareholders, including repurchase by the Company of own shares and reduction of the share capital or statutory reserve for repayment to the shareholders, may only be effectuated if the restricted equity (i.e., the share capital together with the statutory reserve and equity reserve) in the most recently adopted balance sheet is preserved after the distribution and the Company has unrestricted equity available for distribution.  In addition, such distribution must ensure adequate capitalization having regard to the character and scope of the business as well as the risks related to the business and the Company’s financing needs, liquidity and general financial position.  Furthermore, as a general rule a General Meeting may not resolve upon the distribution of a larger amount than proposed or approved by the Board of Directors.  However, upon request by the owners of no less than one-tenth of the outstanding shares, the Annual General Meeting shall resolve upon the distribution of up to one-half of the remaining profit for the year pursuant to the adopted balance sheet after deducting (1) losses carried forward that exceed unrestricted reserves; (2) amounts which, by law or the Articles of Association, must be transferred to restricted equity; and (3) amounts which, pursuant to the Articles of Association, shall be used for a purpose other than distribution to the shareholders.

Distribution of interim dividends, defined as earned profits not stated in the Company’s balance sheet adopted by the Annual General Meeting, is not permitted.  However, distribution of dividends based on accounts so adopted may occur at any time of the year.

Voting Rights

Each Class A share carries ten votes at the General Meeting.  Each Class B share and each Class C share carries one vote at the General Meeting.  Shares held by the Company itself cannot be voted for at the General Meeting.

Voting Requirements

Except for the election of directors in which candidates receiving the most votes are elected, as a general rule resolutions are passed by a simple majority of the votes cast.

Resolutions that alter certain rights of shareholders require special majority approval under the Companies Act.  These resolutions involve (i) a reduction of shareholders’ rights to the Company’s profit or assets, (ii) a restriction on the right to transfer or acquire shares, (iii) a change in the legal relationship between shares, (iv) a limitation on the number of shares in respect of which a shareholder may vote at General Meetings, or (v) the allocation of net profit to the restricted reserve after deductions to cover losses brought forward.  Approval of a resolution in connection with (i), (ii) and (iii) requires an affirmative vote by all the shareholders present at the General Meeting where such shareholders together represent not less than nine-tenths of the outstanding shares of the Company.  Approval of a resolution in connection with (iv) and (v) requires affirmative votes of not less than two-thirds of the votes cast and shares represented at the General Meeting where such shareholders together represent not less than nine-tenths of the outstanding shares of the Company.  In addition, a majority of not less than two-thirds of affirmative votes cast and shares represented at the General Meeting applies to certain specific matters, such as general amendments of the Articles of Association and reduction of the Company’s share capital, repurchase and transfer of own shares, mergers and demergers, change from a public to private company, or the derogation from the shareholders’ preferential right to new financial instruments.

Affirmative votes by shareholders holding no less than nine-tenths of both the votes cast and the shares represented at the General Meeting is required to approve resolutions to derogate from the shareholders’ preferential rights when the persons who are entitled to subscribe for the new financial instruments belong to one or more of the following categories:  (a) members of the Board of Directors of the Company or any of its subsidiaries; (b) the Managing Director of the Company or any of its subsidiaries; (c) employees in the Company or any of its subsidiaries; (d) persons closely related to persons in (a)-(c); or (e) a legal person over which any person referred to above alone or together with any other person referred to above exercises a controlling influence.

Liquidation

Upon the Company’s liquidation, each Class A share and Class B share carries an equal right to the Company’s assets.  A Class C share carries an equal right to the Company’s assets as the Class A and Class B shares, but only up to the amount that is the par value of such Class C share, compounded up to the day of distribution at a rate equal to the Stockholm Interbank Offer Rate (STIBOR) for a period of 30 days plus one percentage point from the day of payment of the subscription price.  The STIBOR 30 days rate is set on the first business day of each calendar month.

Redemption

Reduction of the share capital may be made by redemption of Class C shares on the request of holders of Class C shares or as resolved by the Board of Directors or General Meeting, although such reduction must not be below the Company’s minimum share capital.  A request from a shareholder shall be made in writing to the Board of Directors and the Board of Directors shall act promptly in response to such request.  When a resolution on reduction has been passed, an amount corresponding to the amount by which the capital has been reduced shall be transferred to the Company’s equity reserves if the required funds are available.

The redemption payment per Class C share shall correspond to the par value of the share annualized with an interest rate of STIBOR 30 days plus one percentage point calculated from the day of payment of the subscription price.  The STIBOR 30 days rate shall be initially set on the day of payment of the subscription price.

Holders having requested redemption shall receive payment for the redeemed shares promptly following notice of the redemption resolution or, if authorization from the Swedish Companies Registration Office or a court is required, following notice that the final decision has been registered.  Class A or Class B shares are not redeemable under the Articles of Association.

Reclassification

Upon the decision by the Board of Directors, Class C shares shall be reclassified into Class B shares, provided that the shares are held by the Company.  Immediately thereafter, the Board of Directors shall report the reclassification to the SCRO for registration.  The reclassification is effected when it is registered with the SCRO and is recorded by Euroclear Sweden AB.

Furthermore, it shall be possible to reclassify Class A shares to Class B shares.  Holders of Class A shares shall, during the calendar months of January and July each year (the “Reclassification Periods”), be entitled to request that all or part of the shareholders’ Class A shares shall be reclassified to Class B shares.  The request shall be made in writing and must have been received by the Board of Directors no later than the last day of the Reclassification Period.  The request shall state (i) the number of Class A shares that the shareholder wishes to reclassify during the Reclassification Period or (ii) the maximum percentage of the total number of votes in the Company that the shareholder wishes to hold after reclassification has been completed during the Reclassification Period.  When making a request according to option (ii) above, the shareholder shall also state the total number of Class A and Class B shares held by the shareholder at the time of the request.

By the end of each Reclassification period, the Board of Directors shall have attended to the request to reclassify.  Immediately thereafter, the Board of Directors shall report the reclassification to the SCRO for registration.  The reclassification is effected when it has been registered and the reclassification been recorded by Euroclear Sweden AB.

Changes in Capital

The Company can increase its share capital through bonus issues, new issues of shares and issues of warrants and convertible instruments.  Resolutions to increase the share capital are adopted by the General Meeting with a simple majority if the payment shall be made through contribution in kind or if the shareholders have preferential rights to subscribe for the financial instruments.  A share capital increase may not exceed the maximum capital or the maximum number of shares in aggregate or for a particular class of shares each as set out in the Articles of Association, unless a corresponding amendment is made to the Articles of Association.

Reduction of the share capital may take place to cover the Company’s loss or for repayment to the shareholders.  A reduction for repayment may take place either by first allocating the reduction amount to a reserve to be used in accordance with a resolution of the General Meeting, or by repaying the amount directly to the shareholders.  A reduction in share capital may be carried out with or without redemption of the shares.  If the share capital is reduced without cancellation of the shares, the par value of the shares is reduced.  A resolution regarding a reduction of the share capital must be adopted by the General Meeting.  The resolution is valid only if supported by both two-thirds of the votes cast and represented at the General Meeting.  A reduction in the share capital for repayment may, however, be executed only following authorization by the SCRO, provided that the Company’s creditors have not objected.

Preferential Rights to Subscribe for Shares

Under the Companies Act, existing shareholders have preferential rights to subscribe for new shares, convertible instruments or warrants convertible into or exercisable for shares, issued for cash consideration or by way of set-off in proportion to their existing holdings, unless the preferential rights are excluded by the General Meeting.  Such a resolution by the General Meeting requires approval of shareholders representing at least two-thirds of both the votes cast and the shares represented at the meeting.

The Company’s Articles of Association do not limit the shareholders’ preferential rights to subscribe for new shares or other relevant financial instruments.   If the Company resolves on an issue of Class A shares, Class B shares or Class C shares, and the payment is other than contribution in kind, each holder of such class of shares has preferential rights to subscribe for new shares of the same class in proportion to the number of shares he or she owns in that share class (primary preferential rights).  Shares not subscribed for with primary preferential rights shall be offered for subscription to all shareholders in the Company (subsidiary preferential rights).  If the number of shares offered is less than the number for which shareholders wish to subscribe under subsidiary preferential rights, the shares shall be distributed among the subscribers in proportion to the number of shares already held, or, to the extent that pro rata distribution is not possible, by lot.

Liability to Further Capital Calls

There is no obligation for the shareholders to invest further funds in the Company.

The MTG Shares

As of December 31, 2012, the Company’s share capital was authorized to be a minimum of SEK 298 million and a maximum of SEK1.192 million.  As of December 31, 2012, the Company’s issued and fully paid-up share capital comprised 5,878,931Class A shares issued, 60,903,193 Class B shares issued and 865,000 Class C shares issued.  As of December 31, 2012, the Company held 865,000 Class C Shares and 169,602 Class B shares.

General Meeting of Shareholders

According to the Companies Act, the right of the shareholders to take part in decisions regarding the affairs of the Company is exercised at the General Meeting.

Annual General Meeting

Annual General Meetings must be held within six months of the end of each financial year, in the city where the Company has its registered office.

The following matters shall be resolved at the Annual General Meeting:

•	adoption of the profit and loss account and the balance sheet along with the consolidated profit and loss account and consolidated balance sheet;

•	allocation of profits or losses;

•	discharge of liability of members of the Board of Directors and the Managing Director;

•	approval of compensation guidelines for senior management; and

•	election of members of the Board of Directors and auditors.

Extraordinary General Meeting

Extraordinary General Meetings are held when the Board of Directors considers such meeting appropriate, or when the auditors or shareholders representing 10% of the shares in the Company request it.  If such a request is made, a notice of an Extraordinary General Meeting shall be given to the shareholders within two weeks from receipt of the request to call a meeting.

Notice to Attend and Participation at a General Meeting

Notice of a General Meeting shall be published in the Swedish Official Gazette and be available at the Company’s website.  At the same time, the Company shall publish an announcement in the Swedish national daily newspaper Svenska Dagbladet.

Notice of an Annual General Meeting shall be issued not earlier than six weeks and not later than four weeks prior to the meeting.  Notice of an Extraordinary General Meeting at which the Articles of Association are to be amended shall be issued not earlier than six weeks and not later than four weeks prior to the meeting.  If the Articles of Association are not to be amended at the meeting, Notice of an Extraordinary General Meeting shall be issued not earlier than six weeks and not later than three weeks prior to the meeting.

To attend and vote at a General Meeting, a shareholder must be registered in his or her name in the register of shareholders five business days before the General Meeting and notify the Company of his or her intention to attend the General Meeting no later than 1:00 p.m. on the date specified in the notice to the General Meeting.  Such registration day may not be a Saturday, Sunday, December 24th, December 31st, the Swedish public holiday Mid-summer Eve, or any other public holiday.  A shareholder’s advisor may only attend the meeting if the shareholder has notified the attendance of advisors in accordance with the procedures described above.

A shareholder may exercise his or her rights at the Annual General Meeting personally or through a proxy in possession of a written proxy form, signed and dated by the shareholder.  A proxy is not valid for more than five years from the date of issuance.  Remote participation and voting is not available.

Limitations on the Right to Own MTG Shares

There are no limitations pursuant to Swedish law, or the Company’s Articles of Association, on the right to own or vote MTG Shares.

Change in Control

There are no provisions in the Company’s Articles of Association that would have an effect of delaying, deferring or preventing a change in control of the Company and that would operate only with respect to a merger, acquisition or corporate restructuring involving the Company.

Repurchase of Own Shares

Pursuant to the Companies Act, the Company is allowed to repurchase its own shares if the repurchase is made over the stock market or in an offer directed to all shareholders, provided that shareholders that represent at least two-thirds of the shares represented at the General Meeting and votes cast approve the repurchase, and provided that the Company’s holding does not at any time exceed 10% of the total number of shares in the Company.  Shares may only be repurchased to the extent the consideration for the shares could have been distributed among the shareholders as a dividend.  In addition, a subsidiary may not purchase or own shares in its parent company.

Other Select Swedish Law Provisions

Mandatory Bids

Pursuant to the Stock Market (Takeover Bids) Act (2006:451), a party who holds no shares or holds shares representing less than three-tenths of the voting rights of all shares in the Company and, either alone or together with a closely-related party, attains a shareholding representing at least three-tenths of the voting rights in the Company through acquisition of the Company’s shares shall (i) immediately make public the extent of his or her shareholding in the Company, and (ii) within four weeks thereafter make an offer to acquire the remaining shares in the Company for the same price as the shares attained that triggered the obligation to make an offer to acquire the remaining shares in the Company.

Buyout of Minority Shares

Under the Companies Act, if a shareholder, directly or indirectly, holds more than nine-tenths of the shares in a company, the shareholder is entitled to compulsorily acquire the remaining outstanding shares.  In addition, a holder of such remaining outstanding shares may require the majority shareholder to initiate compulsory acquisition proceedings for such shares.  With respect to the Company’s shares, the purchase price shall correspond to the listed value, unless special grounds otherwise dictate.  However, if the buy-out proceeding were preceded by a public tender offer to acquire all shares not already held by the offeror and such offer was accepted by holders of more than nine-tenths of the shares to which the offer relates, the purchase price shall correspond to the tender offer price.

Disclosure of Change in Ownership

Disclosure of changes in ownership is regulated by the Swedish Financial Instruments Trading Act (1991:980).  The Swedish Financial Instruments Trading Act requires a disclosure notification if a person’s shareholding in the Company reaches, exceeds or falls below certain thresholds.  The disclosure notification, known as “flagging notification,” must be made to the Company and to the Swedish Financial Supervisory Authority one business day after a person (natural or legal) enters into an agreement to acquire or dispose of shares in the Company and thereby his or her ownership reaches, exceeds or falls below 5%, 10%, 15%, 20%, 25%, 30%, 50%, 66 ⅔% and 90% of the number of shares or voting rights in the Company.  The rules are also applicable to sales, purchases and issues of options and futures.

Insider Notifications

Pursuant to the Act on Reporting Obligations for Certain Holdings of Financial Instruments (2000:1087) certain natural persons are considered to have insider positions in the Company.  Accordingly, insiders as well as the Company have a duty to report any holding of shares and any changes in those holdings in the Company to the Swedish Financial Supervisory Authority.  The Swedish Financial Supervisory Authority maintains a public register of board members, senior executives and other persons that are deemed to be insiders in listed companies and publish daily changes in named persons’ shareholdings on their website at www.fi.se.  In addition to named insiders, both the Company and any person who, either alone or together with natural or legal person who are closely related to the company, owns 10% or more of the share capital or the number of votes in the Company, have a duty to report to the Swedish Financial Supervisory Authority the shareholdings and any changes in shareholdings of such person.  Furthermore, the Company is also required to continuously maintain and update a list of employees and other persons with access to insider information regarding the Company.

Market Abuse

Insider dealing in Sweden is governed by the Market Abuse Penal Act (2005:377) (the “Market Abuse Act”).  The prohibition on trading on the securities market on the basis of non-public information applies to all persons with insider information, irrespective of how and in what capacity this information was obtained.  Under the Market Abuse Act, it constitutes an offense for any person with insider information, on his own behalf or on behalf of any third party and through trading on the securities market to acquire or sell financial instruments to which the information relates.  It also constitutes an offense for any person to, through advice or in any other manner, cause a third party to acquire or sell financial instruments through trading on the securities market on the basis of non-public information.

C.	Material Contracts

Revolving Credit Facility

On October 21, 2010, the Company entered into the Revolving Multi-Currency Credit Facility with DnB NOR Bank ASA, Svenska Handelsbanken AB (publ), ING Bank N.V, Merchant Banking, Skandinaviska Enskilda Banken AB (publ), Nordea Bank AB (publ) and Swedbank AB (publ) as Mandated Lead Arrangers and with BNP Paribas SA and Credit Agricole Corporate and Investment Bank as Arrangers.  Nordea Bank AB acts as Facility and Documentation Agent.  The facility makes available long-term financing for the Company to refinance then-existing credit facilities and for general corporate and working capital purposes.

The rate of interest on each loan under the facility is the percentage rate per annum equal to the aggregate of the applicable margin, IBOR and certain mandatory cost for compliance.  The applicable margin depends on the ratio of consolidated total net debt (a non-IFRS measure) to consolidated EBITDA (a non-IFRS measure).  The obligations under the Revolving Multi-Currency Credit Facility rank pari passu with the claims of all other unsecured and unsubordinated creditors, except for obligations mandatorily preferred by law.  The Revolving Multi-Currency Credit Facility also contains financial covenants.  See also “Item 5.  Operating and Financial Review and Prospects — B.  Liquidity and Capital Resources.”

CTC Stockholders’ Agreement

On May 20, 2011, MTG Russia AB (“MTG Russia”) entered into a stockholders’ agreement (“CTC Stockholders’ Agreement”) with CTC Media, Inc. and Telcrest Investments Limited.  This agreement governs the relationship between the parties and will be valid until June 6, 2015.

Under CTC Stockholders’ Agreement, CTC Media’s Board of Directors will have nine members, three of whom are designated by MTG Russia, a subsidiary of the Company, and three of whom are designated by Telcrest for so long as such party holds at least 20% of the shares outstanding.  If the number of shares held by MTG Russia or Telcrest falls below 20% but not less than 15%, such party will only have the right to designate two directors.  If the number of shares held by MTG Russia or Telcrest falls below 15% but more than 10%, such party will only have the right to designate one director.

Each stockholder that, together with its affiliates, beneficially owns 15% or more of the shares outstanding (each, a “Major Stockholder”) has a right of first offer in respect of any shares offered for transfer by any other Major Stockholder.  Without the written consent of each of the other stockholders who beneficially own at least 10% of the shares outstanding and are a party to the CTC Stockholders’ Agreement (each, a “Stockholder”), MTG Russia and Telcrest have agreed not to acquire additional shares of CTC Media’s capital stock to the extent that such acquisition would cause their beneficial ownership of our shares to exceed 40% and 30%, respectively, other than in connection with any exercise of the right of first offer.

Other than in connection with any exercise of the right of first offer described above, no Stockholder shall acquire additional shares of CTC Media’s capital stock to the extent that such acquisition would cause its beneficial ownership of CTC Media’s shares, together with those of any affiliate, to exceed 50%, without making a tender offer for all of CTC Media’s outstanding shares in compliance with the tender offer rules under the Exchange Act.

D.	Exchange Controls

There are currently no limitations applicable and in effect, either under the laws of Sweden or the Articles of Association of the Company, with respect to the rights of nonresidents to hold or vote the MTG Shares or on the import or export of capital for use by the MTG Group, except for provisions regulating the reporting of payments to and from Sweden used by the Swedish Central Bank (“Riksbanken”) to collect information in order to provide statistical information.  Additionally, there are currently no Swedish foreign exchange control restrictions on the conduct of the Company’s operations or affecting the remittance of dividends on unrestricted shareholders’ equity.

E.	Taxation

Swedish Taxation

The following summary is based on the Swedish law in effect as of the date hereof and is intended to provide general information regarding the sale of shares and dividends paid only.

Investors should consult their professional tax advisors regarding the Swedish tax and other tax consequences (including the applicability and effect of tax treaties for the avoidance of double taxation) of acquiring, owning and disposing of shares in their particular circumstances.

Non-Tax Residents in Sweden

Capital Gain

Generally, non-residents of Sweden are not liable for Swedish capital gains taxation with respect to the sale of shares.  However, under Swedish tax law, capital gains from the sale of shares in Swedish companies and certain other securities by an individual may be taxed in Sweden at a rate of 30 percent if the seller has been a resident of Sweden or has lived permanently in Sweden at any time during the year of the sale or the 10 calendar years preceding the year of the sale (absent treaty provisions to the contrary).  The tax treaty between Sweden and the United States (the “U.S. Tax Treaty”), does not preclude such taxation or reduce this 10-year limit.

Taxation of Dividends

A Swedish dividend withholding tax at a rate of 30 percent generally is imposed on dividends paid by a Swedish corporation, such as MTG, to nonresidents of Sweden.  The same withholding tax applies to certain other payments made by a Swedish corporation, including payments as a result of redemption of shares and repurchase of shares through an offer directed to its shareholders.  Exemption from the withholding tax or a lower tax rate may apply by virtue of a tax treaty.  Under the U.S. Tax Treaty, the withholding tax on dividends paid on portfolio investments to eligible U.S. holders is reduced to 15 percent.  Generally under Swedish tax treaties, withholding tax at the applicable treaty rate should be withheld by the payer of the dividends.  Under the tax treaty with Switzerland, however, withholding tax is not withheld by the payer of the dividends.  With regard to dividends paid from shares in corporations registered with Euroclear Sweden AB (such as our shares), a reduced rate of dividend withholding tax under a tax treaty is generally applied at the source by Euroclear Sweden AB or, if the shares are registered with a nominee, the nominee, as long as the person entitled to the dividend is registered as a non-resident and sufficient information regarding the tax residency of the beneficial owner is available to Euroclear Sweden AB or the nominee.  In those cases where Swedish withholding tax is withheld at the rate of 30 percent and the person who received the dividends is entitled to a reduced rate of withholding tax under a tax treaty, a refund may be claimed from the Swedish tax authorities before the end of the fifth calendar year following the year that the distribution was made.

Tax Residents in Sweden

Generally, for Swedish corporations and individuals (and estates of deceased individuals) with residence in Sweden for Swedish tax purposes, all capital income (dividends and capital gains on shares) will be taxable.  If amounts that are considered to be dividends or capital gains for Swedish tax purposes are paid by Euroclear Sweden AB or by another legal entity domiciled in Sweden, including a Swedish branch of a non-Swedish corporation, to an individual (or an estate of a deceased individual) with residence in Sweden for Swedish tax purposes, Swedish preliminary taxes are normally withheld by Euroclear Sweden AB or such legal entity on such payments.

U.S. Federal Income Tax Consequences

The following is a description of material U.S. federal income tax consequences to the U.S. Holders described below of owning and disposing of shares, but it does not purport to be a comprehensive description of all tax considerations that may be relevant to a particular person’s decision to hold the shares.  This discussion applies only to a U.S. Holder that holds shares as capital assets for tax purposes.  In addition, it does not describe all of the tax consequences that may be relevant in light of a U.S. Holder’s particular circumstances, including alternative minimum tax consequences, the potential application of the Medicare contribution tax, and tax consequences applicable to U.S. Holders subject to special rules, such as:

•	certain financial institutions;

•	dealers or traders in securities who use a mark-to-market method of tax accounting;

•	persons holding shares as part of a hedge, straddle, wash sale, conversion transaction or integrated transaction or similar transaction;

•	persons whose functional currency for U.S. federal income tax purposes is not the U.S. dollar;

•	entities classified as partnerships for U.S. federal income tax purposes;

•	tax-exempt entities, including “individual retirement accounts” or “Roth IRAs”;

•	persons that own or are deemed to own ten percent or more of our voting stock;

•	persons who acquired shares pursuant to the exercise of an employee stock option or otherwise as compensation; or

•	persons holding shares in connection with a trade or business conducted outside the United States.

If an entity that is classified as a partnership for U.S. federal income tax purposes holds shares, the U.S. federal income tax treatment of a partner will generally depend on the status of the partner and the activities of the partnership.  Partnerships holding shares and partners in such partnerships should consult their tax advisers as to the particular U.S. federal income tax consequences of holding and disposing of shares.

This discussion is based on the Internal Revenue Code of 1986, as amended (the “Code”) administrative pronouncements, judicial decisions and final, temporary and proposed Treasury regulations, all as of the date hereof.  These laws are subject to change, possibly on a retroactive basis.  Please consult your own tax adviser regarding the U.S. federal, state, local and non-U.S. tax consequences of owning and disposing of shares in your particular circumstances.

As used herein, a “U.S. Holder” is a beneficial owner of shares that is, for U.S. federal income tax purposes:

•	a citizen or resident of the United States;

•	a corporation, or other entity taxable as a corporation, created or organized in or under the laws of the United States or any political subdivision thereof; or

•	an estate or trust the income of which is subject to U.S. federal income taxation regardless of its source.

This discussion assumes that we are not, and will not become, a passive foreign investment company (a “PFIC”) (as discussed below).

Taxation of Distributions

Distributions paid on shares, other than certain pro rata distributions of shares, will generally be treated as dividends to the extent paid out of our current or accumulated earnings and profits, as determined under U.S. federal income tax principles.  Because we do not maintain calculations of earnings and profits under U.S. federal income tax principles, it is expected that distributions generally will be reported to U.S. Holders as dividends.  Subject to applicable limitations, dividends paid to certain non-corporate U.S. Holders may be taxable at favorable rates, up to a maximum rate of 20%.  U.S. Holders should consult their tax advisers regarding the availability of the reduced tax rate on dividends.  Dividends will be treated as foreign-source dividend income to U.S. Holders and will not be eligible for the dividends-received deduction generally available to U.S. corporations under the Code.  Dividends will be included in a U.S. Holder’s income on the date of the U.S. Holder’s receipt of the dividend.  The amount of any dividend paid in Swedish kronor will be the U.S. dollar amount of the dividend calculated by reference to the exchange rate in effect on the date of receipt, regardless of whether the payment is in fact converted into U.S. dollars.  If the dividend is converted into U.S. dollars on the date of receipt, a U.S. Holder should not be required to recognize foreign currency gain or loss in respect of the dividend income.  A U.S. Holder may have foreign currency gain or loss if the dividend is converted into U.S. dollars after the date of receipt.  Any such gain or loss would generally be treated as U.S.-source ordinary income.

The amount of a dividend will include any amounts withheld by us in respect of Swedish income taxes.  Subject to applicable limitations, Swedish income taxes withheld from dividends at a rate not exceeding any applicable U.S. Tax Treaty rate will be creditable against the U.S. Holder’s U.S. federal income tax liability.  A U.S. Holder may use foreign tax credits to offset only the portion of its U.S. federal income tax liability attributable to foreign-source income.  The limitation on foreign taxes eligible for the U.S. foreign tax credit is calculated separately with respect to specific classes of income.  For this purpose, dividends generally will constitute “passive category income” (but, in the case of some U.S. Holders, may constitute “general category income”).  The rules governing foreign tax credits are complex, and U.S. Holders should consult their tax advisers regarding the creditability of foreign taxes in their particular circumstances.  In lieu of claiming a foreign tax credit, U.S. Holders may, at their election, deduct foreign taxes, including Swedish income taxes, in computing their taxable income, subject to generally applicable limitations under U.S. law.  An election to deduct foreign taxes instead of claiming foreign tax credits applies to all foreign taxes paid or accrued in the taxable year.

Sale or Other Disposition of Shares

Gain or loss realized on the sale or other taxable disposition of shares will be capital gain or loss, and will be long-term capital gain or loss if the U.S. Holder has held the shares for more than one year.  The amount of the gain or loss will equal the difference between the amount realized on the disposition and the U.S. Holder’s tax basis in the shares disposed of, in each case as determined in U.S. dollars.  This gain or loss will generally be U.S.-source gain or loss for foreign tax credit purposes.  The deductibility of capital losses is subject to limitations.

Passive Foreign Investment Company Rules

We believe that we were not a PFIC for our taxable year ended December 31, 2012.  In general, a non-U.S. corporation will be a PFIC for any taxable year if (i) 75% or more of its gross income consists of passive income or (ii) 50% or more of the average quarterly value of its assets consists of assets that produce, or are held for the production of, passive income.  For these purposes, a non-U.S. corporation that directly or indirectly owns at least 25% by value of the stock of another corporation is treated as if it held its proportionate share of the assets of such other corporation and received directly its proportionate share of the income of such other corporation.  Passive income generally includes interest, dividends, rents, royalties and capital gains.  Because our PFIC status depends upon the composition of our income and assets and the market value of our assets from time to time, there can be no assurance that we will not be a PFIC for any taxable year.  If we were a PFIC for any year during which a U.S. Holder holds shares, we would generally continue to be treated as a PFIC with respect to such holder for all succeeding years during which the holder holds its shares, even if our assets and income cease to meet the threshold requirements for PFIC status.

If we were a PFIC for any taxable year during which a U.S. Holder held shares, gain recognized by the U.S. Holder on a sale or other disposition (including certain pledges) of the shares would be allocated ratably over the U.S. Holder’s holding period for the shares.  The amounts allocated to the taxable year of the sale or other disposition and to any year before we became a PFIC would be taxed as ordinary income.  The amount allocated to each other taxable year would be subject to tax at the highest rate in effect for individuals or corporations, as appropriate, for that taxable year, and an interest charge would be imposed on the resulting tax liability for each such year.  Further, to the extent that any distribution received by a U.S. Holder on its shares exceeded 125% of the average of the annual distributions on the shares received during the preceding three years or the U.S. Holder’s holding period, whichever was shorter, that distribution would be subject to taxation in the same manner as gain as described immediately above.  Certain elections may be available that would result in alternative treatment, such as mark-to-market treatment of the shares.  However, we do not intend to provide information necessary for U.S. Holders to make a “qualified electing fund” election, which is sometimes available to shareholders of a PFIC.  U.S. Holders should consult their tax advisers regarding the PFIC rules and the availability of a mark-to-market election.

In addition, if we were a PFIC in a taxable year in which we paid a dividend or in the prior taxable year, the reduced dividend rate discussed above with respect to dividends received by certain non-corporate U.S. Holders would not apply.

If we were a PFIC for any taxable year during which a U.S. Holder held shares, such U.S. Holder may be required to file a report containing such information as the U.S. Treasury may require.

Information Reporting and Backup Withholding

Payments of dividends and sales proceeds that are made within the United States or through certain U.S.-related financial intermediaries generally are subject to information reporting and may be subject to backup withholding unless (i) the U.S. Holder is an exempt recipient or (ii) in the case of backup withholding, the U.S. Holder provides a correct taxpayer identification number and certifies that it is not subject to backup withholding.  The amount of any backup withholding from a payment to a U.S. Holder will be allowed as a credit against the holder’s U.S. federal income tax liability and may entitle it to a refund, provided that the required information is timely furnished to the Internal Revenue Service.

F.	Dividends and Paying Agents

Not applicable.

G.	Statement by Experts

Not applicable.

H.	Documents on Display

We are subject to the information requirements of the Exchange Act, except that as a foreign issuer, we are not subject to the proxy rules or the short-swing profit disclosure rules of the Exchange Act.  In accordance with these statutory requirements, we file or furnish reports and other information with the SEC, which you may inspect and copy at the Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549.  Information on the operation of the Public Reference Room may be obtained by calling the SEC at 1-800-SEC-0330.  In addition, the SEC maintains an Internet website that contains reports and other information about issuers, like us, that file electronically with the SEC.  The address of that website is www.sec.gov.

I.	Subsidiary Information

Not applicable.

Item 11.  Quantitative and Qualitative Disclosures About Risk

Overview

The primary objective of the Group’s capital management is to ensure financial stability, manage financial risks and secure the Group’s short-term and long-term need of capital.  The Group defines its capital as equity including non-controlling interest as stated in the statement of financial position.

The Group manages its capital structure and makes adjustments when necessary due to economic conditions in its operating environment.  To maintain or adjust the capital structure, the Group may change the dividend payments to shareholders, buy back shares or issue new shares.

The Group monitors capital efficiency using different parameters, such as net debt, return on capital employed and equity to assets ratio.

There are no regulatory external capital requirements to be met by the parent company or any of the subsidiaries other than contractual covenants under the Company’s Revolving Multi-Currency Credit Facility.

Insurable Risk

The parent company ensures that the Group has sufficient insurance coverage, including business interruption, director and officer liabilities and asset losses.  This is done via corporate umbrella solutions to cover most territories.

Financial Risk Management

In addition to business operational risks, MTG is exposed to various financial risks in its operations.  The most important financial risks are refinancing, credit, interest rate and currency risks, which are addressed by a financial policy adopted by MTG’s Board of Directors.

The Group’s financial policy is reviewed yearly and constitutes a framework of guidelines and rules for financial risk management and financial activities in general.  The Group’s financial risks are continuously compiled and followed up at corporate level by MTG’s treasury function to ensure compliance with the financial policy.  The parent company functions as the Group’s internal bank and the treasury function is responsible for managing the financial risks.  The aim is to limit the Group’s financial risks, and ensure that the Group has appropriate and secure financing for its current needs.

Liquidity in the Group is concentrated with the central financing function and in local cash pools.  Surplus liquidity may be invested for a period of maximum six months.  The financial policy involves a special counterparty regulation by which a maximum credit exposure for various counterparties is stipulated to minimize the risk.

Financing and Refinancing Risk

Financing risk is the risk of not being able to meet the need for future funding requirements.  MTG’s sources of funding are primarily cash flows from operations and borrowings.  The refinancing risk is limited partly through having loans with a number of financial institutions, partly by initiating refinancing of all loans 12 months prior to maturity.

External borrowing is managed centrally in accordance with the Group’s financial policy.  Loans are primarily taken up by the parent company, and transferred to subsidiaries as internal loans or capital injections.  There are also companies, including those where the Group owns a 50% interest, who have external loans and/or overdraft facilities connected directly to these companies.

In October 2010, the Group arranged a new Revolving Multi-Currency Credit Facility, replacing the then-existing borrowing facilities.

In addition to the Revolving Multi-Currency Credit Facility, the Company has two overdraft facilities of SEK 50 million, in total SEK 100 million.  As of December 31, 2012, SEK 900 million (2011:  SEK 1,542 million; 2010:  SEK 2,700 million) under the credit facilities were utilized.  The available liquid funds including cash and unutilized credit facilities as of December 31, 2012 were 6,448 million (2011:  SEK 5,528 million; 2010:  SEK 4,400 million).  A reconciliation of the Group’s net debt for each of 2012, 2011 and 2010 is shown in the following table.

	2012	2011	2010
Group	(in SEK million)
Interest-bearing loans and borrowings	(953)	(1,566)	(2,741)
Other interest-bearing liabilities	(71)	(9)	(27)
Cash and short term deposits	748	470	500
Long- and short-term interest-bearing assets	275	307	242
Net debt	(1)	(797)	(2,026)

Interest Rate Risk

Interest rate risk is the risk that changes in the market interest rates will adversely affect cash flow and financial assets and liabilities.  The Group’s financial policy is to have a balanced mix between variable and fixed interest rates and to match lending and borrowing in terms of interest rates and maturity periods.  The interest bearing multi-currency facility exposes the Group to interest rate risk and during the period 2010-2012, the interest rate period was one month.

Short-term investments and cash and cash equivalents amount to SEK 748 million at December 31, 2012 (2011:  SEK 470 million, 2010:  SEK 500 million) and the average interest rate on these assets was less than 1 month.  With an average fixed interest period of 1 month at December 31, 2012 (2011:  1 months, 2010:  1 month) on the borrowing portfolio that amounted to SEK 900 million at December 31, 2012 (2011:  SEK 1,542 million, 2010:  SEK 2,700 million), a one percentage change in interest rates would have an impact on the Group’s interest expense of approximately SEK 8 million in 2012 (2011:  SEK 14 million, 2010: SEK 25 million).  The calculation is based on the change in interest expense after the interest period and does not take the maturity of the loans or changes in currency rates into consideration.  The Group does not currently use derivative financial instruments to hedge its interest risks.

Credit Risk

Credit risk is defined as the risk that the counterparty in a transaction will not fulfill its contractual obligations and that any collateral will not cover the claim of the Company.  The credit risk in the Group consists of financial credit risk and customer credit risk.

Financial credit risk is the risk arising for the Group in its relations with financial counterparties in the case of deposits of surplus funds, bank account balances and investments in financial assets.  Administration of the financial credit risk, arising from corporate treasury transactions when using derivative instruments, is regulated in the financial policy.

The Group’s policy related to the credit risk in financial activities limits the Company’s counterparties to only well-established international financial institutions.  The counterparties must possess a rating at least equivalent to Moody’s A-1 or equivalent rating.  Transactions are made within fixed limits and exposures are continuously monitored.  MTG has signed standardized netting agreements adopted by International Swaps and Derivatives Association with counterparties of the bank funding group in efforts to limit the number of financial counterparties.

The credit risk with respect to the Group’s trade receivables is diversified among a large number of customers, both individuals and companies.  The credit risks in the European markets have increased due to the financial crisis, and the risks remain elevated in some of these markets.  High credit ratings are required for all material credit sales and solvency information is obtained from customers to reduce the risk of bad debt expense.

The Group’s exposure to credit risk amounts to SEK 2,517 million as of December 31, 2012 (2011:  SEK 2,190 million, 2010:  SEK 2,186 million).  The exposure is based on the carrying amount for the financial assets, the major part comprising trade receivables and cash.

Currency Risk

Foreign exchange risk is the risk that fluctuations in exchange rates will adversely affect the income statement, financial position and/or cash flows.  The risk can be divided into transaction exposure and translation exposure.

Transaction Exposure

Transaction exposure arises when inflow and outflow of foreign currencies are not matched.  According to the MTG financial policy, the corporate treasury function shall hedge the major contractual future currency flows on a rolling 12-month basis.  Hedging positions are taken to protect the Group against the effects of transaction exposures in the contracted outflow for the main part of program acquisitions in U.S. dollars, British pounds until 2012 and, until the autumn 2011, Swiss francs.  The hedging reserve at year end was SEK 20 million at December 31, 2012 (2011:  SEK 51 million, 2010:  SEK 30 million).  Other transaction exposure is not hedged.

The entities’ net foreign exchange cash flow was distributed among the currencies as follows, hedges not included (the cash flows from CDON Group are included):

	2012	2011	2010
Currency	(in SEK million)
DKK	346	526	583
NOK	355	519	696
EUR	(1,307)	(1,207)	(1,638)
CHF	(8)	(12)	(30)
USD	(1,498)	(1,241)	(1,303)

A 5% change in USD/SEK exchange rate would have a net currency flow effect on profit before tax of approximately SEK 70-80 million in 2012 (2011:  SEK 55-65 million; 2010:  SEK 60-70 million). A 5% change in all the above exchange rates would have an aggregate net currency flow effect on profit before tax of approximately SEK 100-110 million in 2012 (2011:  SEK 65-75 million; 2010:  SEK 80-90 million).

The nominal value of the hedge contracts amounted to:

	December 31,
	2012	2011	2010
Currency	(in million)
GBP	–	3	1
CHF	–	–	13
USD	237	172	154

The effect on other comprehensive income from a change in the USD/SEK exchange rate by 5% on the outstanding positions in the hedge reserves in equity as of December 31, 2012 would have been approximately SEK 80 million (2011:  SEK 61 million; 2010:  SEK 75 million).

Translation Exposure

Translation exposure is the risk that arises from equity in a foreign subsidiary or associated company that is denominated in a foreign currency.  The USD amount comprises the holding in CTC Media.  There are no hedging positions for translation exposure.

Net foreign assets including goodwill and other intangible assets arising from acquisitions are distributed as follows:

	December 31,
	2012		2011		2010
Currency	SEK million	%	SEK million	%	SEK million	%
BGN	–	–	–	–	3,061	37
USD	1,903	31	1,878	31	1,785	22
NOK	1,374	22	1,269	21	976	12
EUR	489	8	565	9	229	3
DKK	489	8	446	7	88	1
Other currencies	1,864	30	1,898	31	2,081	25
Total equivalent SEK value	6,120	100%	6,056	100%	8,220	100%

A 5% change in USD/SEK exchange rate would affect equity by approximately SEK 95 million at December 31, 2012 (2011:  SEK 94 million, 2010:  SEK 89 million).

Measurement of Financial Instruments at Fair Value in the Statement of Financial Position

Financial instruments recorded at fair value are classified in a three-level hierarchy depending on the quality of the source of data used to derive the fair value:

Level 1 – quoted prices in active markets for identical assets or liabilities are used to determine the fair value.

Level 2 – observable sources of data for the asset or liability, either directly as prices or indirectly as derived from prices, are used to arrive at fair value.

Level 3 – unobservable input data which are not based on market data are used to arrive at the fair value.

Financial instruments available-for-sale, which comprise shares in listed companies are classified as level 1, derivative instruments comprised of forward foreign exchange contracts are classified as level 2.  There are no financial instruments at level 3.

Fair Value of Financial Instruments in the Statement of Financial Position

	December 31, 2012		December 31, 2011		December 31, 2010
	Level 1	Level 2	Level 1	Level 2	Level 1	Level 2
Group	(in SEK million)
Financial assets
Financial assets available-for-sale
Shares and other investments in other companies	1	–	8	–	18	–
Financial assets at fair value through profit and loss
Shares and other investments in other companies	–	47	–	62	–	49
Derivatives
Forward foreign exchange contracts	–	–	–	54	–	–
Financial liabilities
Derivatives
Forward foreign exchange contracts	–	55	–	–	–	56

Level 1 items have been valued at the market prices on NASDAQ OMX Stockholm at balance sheet day without transaction costs from the acquisition or future potential costs at divestment.  For level 2 items, the market prices on NASDAQ OMX have been used to derive at fair value by applying the Black & Scholes method.  The investment in level 2 comprises the CDON option value.  Rates published by Six Edge have been used to derive the fair value of the forward contracts.

Other financial assets are reported in the statement of financial position in cash and cash equivalents, other  long-term receivables, accounts receivables and accounts receivables affiliated companies.  Financial liabilities are other liabilities reported in accounts payable, current interest-bearing liabilities and non-current interest-bearing liabilities.  The company judges the book values and the fair values to correspond for these items.  The fair value of financial liabilities other than derivatives are based on future contractual cash flows for the principal amount and interest, discounted at market interest rate at the balance sheet date.  Fair value for financial leasings are based on the present value of future cash flows discounted at the market interest rate for such leasing agreements.  The fair value of trade receivables and payables are judged to equal the book value, as the remaining economic life is less than six months.

Item 12.  Description of Securities Other Than Equity Securities

A.	Debt Securities

Not applicable.

B.	Warrants and Right

Not applicable.

C.	Other Securities

Not applicable.

D.	American Depositary Shares

Not applicable.

PART II

Item 13.  Defaults, Dividend Arrearages and Delinquencies

A.	Defaults

Not applicable.

B.	Arrears and Delinquencies

Not applicable.

Item 14.  Material Modifications to the Rights of Security Holders and Use of Proceeds

Not applicable.

Item 15.  Controls and Procedures

This annual report does not include a report of management’s assessment regarding internal control over financial reporting or an attestation report of the company’s registered public accounting firm due to a transition period established by rules of the Securities and Exchange Commission for newly public companies.

(a) Disclosure Controls and Procedures

As of December 31, 2012, under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, we performed an evaluation of the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15(e) under the Exchange Act). There are inherent limitations to the effectiveness of any system of disclosure controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives.

Based on this evaluation, our Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures were effective as of December 31, 2012 in ensuring that information we are required to disclose in the reports that we file or submit under the Exchange Act is (1) recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms and (2) accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure.

(b) Management’s annual report on internal control over financial reporting

Not applicable.

(c) Attestation report of the registered public accounting firm

Not applicable.

(d) Changes in internal control over financial reporting

There has been no change in our internal control over financial reporting identified in connection with the evaluation required by Rules 13a-15 or 15d-15 that occurred during the period covered by this annual report that has materially affected, or is reasonably likely to materially affect our internal control over financial reporting.

Item 16.  [Reserved]

Item 16A.  Audit Committee Financial Expert

Our Board of Directors has determined that Simon Duffy is our audit committee financial expert. Mr Duffy is an independent director. See "Item 6. Directors, Senior Management and Employees - A. Directors and Senior Management” and “Item 6. Directors, Senior Management and Employees - C. Board Practices”.

Item 16B.  Code of Ethics

The Board of Directors has approved and adopted our Code of Conduct, which lays out certain basic standards that are expected at all times of all individuals working at all levels for MTG, including the Chief Executive Officer, Chief Financial Officer, other officers, board members, employees and others.

The Code contains rules to protect the interests of MTG and its stakeholders, to ensure compliance with the law and to establish MTG’s position on moral or ethical questions, including fair competition, conflicts of interest, anti-bribery, insider trading, equal opportunities, compliance with relevant laws and regulations, full, fair, accurate, timely and understandable disclosure in reports to shareholders, stock markets and regulators, and accountability for adherence to the policy and other matters. It exists to ensure that all employees are individually accountable for conducting our business in accordance with the MTG values.

The current version of Code of Conduct is posted and maintained on the MTG website at www.mtg.se. The information contained on our website is not a part of this annual report.

Item 16C.  Principal Accountant Fees and Services

	2012	2011	2010
	(SEK million)
Accountant fees and services
KPMG, audit fees	13	10	10
KPMG, audit related fees	2	0	1
KPMG, tax related fees	1	1	0
KPMG, other services	0	1	1
Ernst & Young, audit fees	–	–	0
Ernst & Young, audit related fees	–	–	0
Ernst & Young, tax related fees	–	–	5
Ernst & Young, other services	–	–	0
Total fees	16	12	17

KPMG provided certain audit related services, together with tax and other services to the Company in addition to the audit services. Ernst & Young were second auditors up until the Annual General Meeting in 2011.

The audit services involve examination of the annual report and financial accounting, the Board’s and CEO’s administration, other tasks related to the duties of a company auditor and consultation or other services which may result from observations noted during such examination or the implementation of such other tasks. All other tasks are defined as other assignments. The audit related services include advice on accounting issues, services related to acquisitions, advice on processes and internal control and other assignments of a similar kind and closely related to the auditing process. The tax related services include ongoing tax consultations and advice on VAT planning and compliance. Other services include consultation on treasury issues.

Pre-approval policies and procedures non-audit related services

In order to ensure the auditor’s independence, the Audit Committee has established pre-approval policies and procedures for non-audit related services to be performed by the external auditor. Pre-approval authority may not be delegated to management.

The Board of Directors recognizes instances where the auditor may be the most appropriate provider of specific, allowed non-audit services. In such instances the scope of the work, expected fee and any other relevant considerations must be reviewed and approved by the Company’s Audit Committee. The auditor is not allowed to commence any services until the approval has been given by the designated person. The policy was approved on June 21, 2012 by the Audit Committee of MTG.

None of the above services were such that they needed approval by the Audit Committee.

Item 16D.  Exemptions From The Listing Standards For Audit Committees

Not applicable.

Item 16E.  Purchases of Equity Securities by the Issuer and Affiliated Purchasers

The Company did not buy any Class A, Class B or Class C shares in 2012.

Item 16F.  Change In Registrant’s Certifying Accountant

Not applicable.

Item 16G.  Corporate Governance

Not applicable.

Item 16H.  Mine Safety Disclosure

Not applicable.

PART III

Item 17.  Financial Statements

We have responded to Item 18 in lieu of this item.

Item 18.  Financial Statements

Financial Statements are filed as part of this annual report, see page F-1.

Item 19.  Exhibits

Exhibit Number	Description of Exhibit
* 1.1	Articles of Association of Modern Times Group MTG AB (as amended and adopted on May 18, 2011) (unofficial English translation)
* 4.1
Agreement, dated October 21, 2010, for SEK 6,500,000,000 Multi-Currency Credit Facility to Modern Times Group MTG AB (publ) Arranged by DNB NOR Bank ASA, Norge, Filial Sverige, Handelsbanken Capital Markets, Svenska Handelsbanken AB (publ); ING Bank N.Y., Dublin Branch, Merchant Banking, Skandinaviska Enskilda Banken AB (publ), Nordea Bank AB (publ); Swedbank AB (publ) as Mandated Lead Arrangers and Fortis Bank SA/NV (Belgium), Stockholm Branch Credit Agricole Corporate and Investment Bank (France) Sweden Branch as Arrangers with Nordea Bank AB (publ) as Facility Agent.

* 4.2	Stockholders’ Agreement, dated May 20, 2011 by and among CTC Media, Inc., MTG Russia AB and Telcrest Investments Limited
* 4.3	Modern Times Group MTG AB 2007 Stock Option Terms
* 4.4	Modern Times Group MTG AB 2009 Long Term Incentive Plan
* 4.5	Modern Times Group MTG AB 2010 Long Term Incentive Plan
* 4.6	Modern Times Group MTG AB 2011 Long Term Incentive Plan
4.7	Modern Times Group MTG AB 2012 Long Term Incentive Plan
8.1	List of significant subsidiaries
12.1	Certification of President and Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1	Certification of President and Chief Executive Officer and Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

*	Previously filed with the Securities and Exchange Commission as part of the registration statement on Form 20-F as filed on April 4, 2012 and incorporated herein by reference.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

MODERN TIMES GROUP MTG AB (publ)
By:	/s/ Mathias Hermansson
	Name:	Mathias Hermansson
	Title:	Chief Financial Officer

Date: April 25, 2013

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders
Modern Times Group MTG AB (publ):

We have audited the accompanying consolidated statements of financial position of Modern Times Group MTG AB (publ) and subsidiaries (the “Company”) as of December 31, 2012, 2011 and 2010, and the related consolidated statements of income, comprehensive income, changes in equity and cash flows for each of the years in the three-year period ended December 31, 2012. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2012, 2011 and 2010, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2012, in conformity with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB).

Stockholm, Sweden
April 19, 2013
KPMG AB

/s/ Cronie Wallquist
Cronie Wallquist

Consolidated Statement of Income
(in SEK millions, except number of shares and per share data)

	Note	2012	2011	2010
CONTINUING OPERATIONS
Net sales	3	13,336	13,473	13,101
Cost of goods and services		(7,898)	(8,780)	(7,902)
Gross income		5,438	4,693	5,199

Selling expenses		(1,321)	(3,715)	(1,169)
Administrative expenses		(2,356)	(2,101)	(1,992)
Other operating income	5	68	5	12
Other operating expenses	5	(134)	(130)	(109)
Share of earnings in associated companies	6	277	436	324
Operating income (loss)	3, 4, 5, 6, 7, 10, 11, 13, 21, 23, 24, 26	1,972	(812)	2,266

Result from financial assets	8	(6)	14	10
Financial income	8	55	53	31
Financial costs	8	(138)	(179)	(144)
Income (loss) before tax		1,882	(924)	2,163

Income tax expense	9	(288)	(364)	(413)
Net income (loss) for the year from continuing operations		1,594	(1,289)	1,750

DISCONTINUED OPERATIONS
Net gain from distribution of CDON Group		-	-	1,717
Net income for the period from discontinued operations		-	-	73
Net income for the year from discontinued operations	27	-	-	1,790

Total net income (loss) for the year		1,594	(1,289)	3,541

Attributable to:
Equity holders of the parent		1,526	(1,327)	3,522
Non-controlling interest		68	38	19
Net income (loss) for the year		1,594	(1,289)	3,541

Basic earnings per share (SEK)	16	22.93	(19.98)	53.34
Diluted earnings per share (SEK)	16	22.87	(20.02)	53.03

The accompanying notes form an integral part of these Consolidated Financial Statements

Consolidated Statement of Comprehensive Income
(in SEK millions)

	Note	2012	2011	2010
Net income (loss) for the year		1,594	(1,289)	3,541

Other comprehensive income
Change in currency translation differences		(123)	(139)	(818)
Cash flow hedge		(31)	21	9
Revaluation of shares at market value		0	(10)	2
Share of other comprehensive income of associates		27	73	69
Other comprehensive losses for the year, net of tax	9, 17	(126)	(55)	(737)

Total comprehensive income (loss) for the year		1,468	(1,344)	2,803

Attributable to:
Equity holders of the parent		1,401	(1,370)	2,810
Non-controlling interest		67	26	(7)
Total comprehensive income (loss) for the year		1,468	(1,344)	2,803

The accompanying notes form an integral part of these Consolidated Financial Statements

Consolidated Statement of Financial Position
(in SEK millions)

	Note	December 31, 2012	December 31, 2011	December 31, 2010
ASSETS
Non-current assets
Intangible assets	10
Capitalized expenditure		58	34	20
Patents and trademarks		502	522	1,009
Licenses and beneficial rights		16	26	153
Goodwill		2,866	2,447	4,928
Total intangible assets		3,441	3,029	6,111

Tangible assets	11
Machinery		98	50	48
Equipment, tools and installations		240	217	249
Total tangible assets		338	267	297

Long-term financial assets
Investments in associated companies	6, 12	1,940	1,922	1,827
Receivables on associated companies		18	18	24
Shares and participation in other companies	12	48	71	67
Deferred tax asset	9	69	64	103
Other long-term receivables		244	241	220
Total long-term financial assets		2,318	2,317	2,241

Total non-current assets		6,098	5,612	8,648

Current assets
Inventories
Finished goods and merchandise		53	52	43
Program rights		1,566	1,528	1,625
Advances to suppliers		6	10	16
Total inventories		1,626	1,591	1,684

Current receivables
Accounts receivables	14	1,464	1,380	1,369
Accounts receivables, associated companies		5	9	4
Tax receivables		108	190	75
Other current receivables, interest-bearing		22	63	2
Other current receivables, non interest-bearing		105	158	100
Prepaid expense and accrued income		1,517	1,809	1,619
Total current receivables		3,221	3,608	3,170

Cash and cash equivalents	15, 20
Cash and bank		748	470	500
Total cash and cash equivalents		748	470	500
Total current assets		5,595	5,668	5,354
Total assets		11,692	11,281	14,002

The accompanying notes form an integral part of these Consolidated Financial Statements

Consolidated Statement of Financial Position (Continued)
(in SEK millions)

	Note	December 31, 2012	December 31, 2011	December 31, 2010
EQUITY AND LIABILITIES
Equity attributable to equity holders of the parent company	17
Share capital		338	338	337
Other paid-in capital		1,797	1,797	1,797
Reserves		(390)	(238)	(122)
Retained earnings including net income for the year		3,201	2,231	3,974
Total equity attributable to equity holders of the parent company		4,946	4,128	5,986

Non-controlling interest
Non-controlling interest		188	222	253
Total equity		5,134	4,350	6,239

Non-current liabilities	20
Interest-bearing
Liabilities to financial institutions		903	1,522	2,667
Other interest-bearing liabilities		30	2	16
Total non-current interest-bearing liabilities		934	1,524	2,683

Non-interest bearing
Non-interest bearing liabilities		206	60	59
Deferred tax liability	9	291	322	371
Provisions	18	320	261	197
Total non-current non-interest bearing liabilities		817	644	627
Total non-current liabilities		1,751	2,168	3,311

Current liabilities	20
Interest-bearing
Liabilities to financial institutions		50	44	73
Other interest-bearing liabilities		40	6	9
Total current interest-bearing liabilities		90	50	83

Non-interest-bearing
Advances from customers		76	76	70
Accounts payable		1,079	1,172	1,008
Tax liability		232	234	234
Other liabilities		326	336	337
Accrued expense and prepaid income		3,005	2,895	2,721
Total current non-interest bearing liabilities		4,718	4,713	4,370
Total current liabilities		4,808	4,763	4,452
Total liabilities		6,558	6,931	7,763
Total equity and liabilities		11,692	11,281	14,002

For information about pledged assets and contingent liabilities, see note 19.

The accompanying notes form an integral part of these Consolidated Financial Statements

Consolidated Statement of Changes in Equity
(in SEK millions except number of shares and per share data)

	Equity attributable to the equity holders of the parent company
Note 17	Share capital	Paid-in capital	Translation reserve	Hedging reserve	Fair value reserve	Revaluation reserve	Retained earnings incl net income for the year	Total	Non-controlling interest	Total equity
Balance as of January 1, 2010	334	1,617	642	21	8	(12)	2,772	5,381	298	5,680

Net income for the year							3,522	3,522	19	3,541
Other comprehensive income (loss) for the year			(792)	9	2		69	(712)	(26)	(737)
Total comprehensive income (loss) for the year 2010			(792)	9	2		3,591	2,810	(7)	2,803

Dividends to shareholders (SEK 5,50 per share)							(363)	(363)		(363)
Distribution of CDON Group							(2,042)	(2,042)		(2,042)
Dividends to shareholders with non-controlling interests								0	(39)	(39)
New share issue, Class C shares	1							1		1
Share buy-back, Class C shares							(1)	(1)		(1)
Effect of employee share option programs							17	17		17
Employee options exercised	2	180						182		182
Balance as of December 31, 2010	337	1,797	(150)	30	10	(12)	3,974	5,986	253	6,239

Net income (loss) for the year							(1,327)	(1,327)	38	(1,289)
Other comprehensive income (loss) for the year			(126)	21	(10)		73	(42)	(12)	(55)
Total comprehensive income (loss) for the year 2011			(126)	21	(10)		(1,254)	(1,369)	26	(1,343)

Dividends to shareholders (SEK 7,50 per share)							(498)	(498)		(498)
Dividends to shareholders with non-controlling interests								0	(57)	(57)
New share issue, Class C shares	1							1		1
Share buy-back, Class C shares							(1)	(1)		(1)
Effect of employee share option programs							10	10		10
Balance as of December 31, 2011	338	1,797	(276)	51	0	(12)	2,231	4,128	222	4,350

Net income for the year							1,526	1,526	68	1,594
Other comprehensive income (loss) for the year			(122)	(31)	0		27	(126)	(1)	(126)
Total comprehensive income (loss) for the year 2012			(122)	(31)	0		1,553	1,401	68	1,468

Dividends to shareholders (SEK 9,00 per share)							(600)	(600)		(600)
Dividends to shareholders with non-controlling interests								0	(96)	(96)
Change in non-controlling interest							(1)	(1)	(6)	(6)
Other							8	8		8
Effect of employee share option programs							9	9		9
Balance as of December 31, 2012	338	1,797	(398)	20	0	(12)	3,201	4,946	188	5,134

The accompanying notes form an integral part of these Consolidated Financial Statements

Consolidated Statement of Cash Flows
(in SEK millions)

	Note	2012	2011	2010
Cash flow from operations
Net income (loss) for the year from continuing operations		1,594	(1,289)	1,750
Adjustments to reconcile net income/loss to net cash provided by operations	25	60	3,141	60
Cash flow from continuing operations		1,655	1,853	1,810

Changes in working capital
(Increase)/decrease inventories		(29)	38	32
(Increase)/decrease other current receivables		271	(545)	(441)
Increase/(decrease) accounts payable		(121)	192	4
Increase/(decrease) other current liabilities		140	258	129
Total change in working capital		261	(56)	(277)
Net cash flow from continuing operations		1,915	1,797	1,534

Investment activities
Investment in tangible and intangible assets		(144)	(120)	(157)
Acquisitions of shares in subsidiaries and associated companies	4	(315)	-	(275)
Sales of shares and securities		24	-	-
Sale of shares in subsidiaries		-	5	-
Sale of Bet 24 business		84	-	-
Other cash flow to investing activities, CDON Group convertible loan		-	-	(250)
Cash flow to investing activities, continuing operations		(351)	(115)	(683)

Financing activities
Borrowings		2,877	1,960	4,957
Debt repayment		(3,489)	(3,141)	(5,763)
Repayment other long term receivables		33	-	-
Repayment non-interest-bearing liabilities		-	-	128
Paid-in capital for employee share option programs		-	-	182
Dividends		(600)	(498)	(363)
Dividends to shareholders with non-controlling interest		(96)	(57)	(39)
Cash flow from/to financing activities, continuing operations		(1,274)	(1,737)	(897)

Cash flow from discontinued operations, CDON Group	27	-	-	(88)

Net change in cash and cash equivalents		291	(55)	(135)

Cash and cash equivalents at beginning of year		470	500	737
Translation differences in cash and cash equivalents		(12)	25	(102)
Cash and cash equivalents at end of year		748	470	500

The accompanying notes form an integral part of these Consolidated Financial Statements

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in SEK millions unless otherwise stated)

Note 1	Accounting and valuation principles

Modern Times Group MTG AB is a company domiciled in Sweden. The Company’s registered office is located at Skeppsbron 18, P.O. Box 2094, SE-103 13 Stockholm, Sweden. The consolidated financial statements of the Company for the year ended December 31, 2012 comprise the Company and its subsidiaries and their share of participation in joint ventures and associated companies.

The financial statements were authorized for issue by the Board of Directors on April 19, 2013. The consolidated income statement and statement of financial position, and the income statement and the balance sheet of the parent company will be presented for adoption by the Annual General Meeting on May 14, 2013.

The consolidated financial statements have been prepared in accordance with the International Financial Reporting Standards (IFRSs) issued by the International Accounting Standards Board (IASB) and its interpretations provided by the IFRS Interpretations Committee. The consolidated accounts have been prepared based on the cost except that the following assets and liabilities are stated at their fair value: derivative financial instruments and financial instruments classified as available-for-sale. The changes in the value of available-for-sale instruments are reported in other comprehensive income until sold or otherwise derecognized, with the exception of assets with an other than temporary decrease in value where the value change is reported in the income statement.

The accounting policies set out below have been applied consistently to all periods presented in these consolidated financial statements, unless otherwise stated below.

Change in accounting principles and new accounting standards

Standards and interpretations as issued by the IASB. The Group's consolidated accounts have been prepared according to the same accounting policies and calculation methods as were applied in the preparation of the 2011 Annual Report.

New and amended Accounting standards and interpretations after 2012

The Group has not made any early adoptions of new or changed Accounting standards and interpretations effective after December 31, 2012.

The following new standards and amendments have been issued but are not effective for the financial year 2012.

IAS 1 Presentation of Financial Statements The standard has been amended for the presentation of other comprehensive income, where the components should be divided between those that cannot be reclassified and those that could be reclassified to profit or loss. Other comprehensive income for the Group comprise items that could be reclassified to profit or loss. However, associated companies might have items that cannot be reclassified, and in that case this will be presented as such. The standard is effective for annual periods beginning on or after January 1, 2013.

IFRS 10 Consolidated Financial Statements The standard replaces IAS 27 Consolidated and Separate Financial Statements and identifies the concept of control as the determining factor in whether an entity should be included within the consolidated financial statements. The Group does not currently believe that the standard will have a material effect on the Group’s financial statements. The standard is effective for annual periods beginning on or after January 1, 2013.

IFRS 11 Joint Arrangements The standard replaces IAS 31 Interests in Joint Ventures. The standard will have an effect on the Group’s consolidated accounts, as the proportionate consolidation method is eliminated, and the equity method is to be used instead, which involves recognizing the Company’s share of earnings in the income statement and the balance sheet in a single line item, respectively. The proportionate method is currently used for the consolidation of Raduga and TV2 Sport

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in SEK millions unless otherwise stated)

(until 2012), and allows consolidation of the income statement and the statement of financial position in the same proportion as the ownership. The standard is effective for annual periods beginning on or after January 1, 2013.

IFRS 12 Disclosure of Interests in Other Entities is a new and comprehensive standard on disclosure requirements for all forms of interests in other entities, including joint arrangements, associates. The standard will increase the disclosures in the Group’s annual report. The standard’s requirements include among other things disclosure on the relationship between the owner and the associate, but also further specific quantitative financial information as compared to the previous standard, which will be applied to CTC Media and other associated companies. The standard is effective for annual periods beginning on or after January 1, 2013.

IFRS 13 Fair Value Measurement This standard establishes a single definition of fair value and the disclosure requirements. The standard will increase the disclosures in the Group’s annual report. The new standard will have no immediate impact on the Group’s financial result or position, but may influence the accounting for consolidation purposes in the future. The standard is effective for annual periods beginning on or after January 1, 2013.

IFRS 9 Financial instruments The issued part of the standard addresses the classification and measurement of financial instruments and will probably affect the Group’s accounting for its financial assets and liabilities. The Group is yet to assess IFRS 9’s full impact. The standard will be effective for annual periods beginning on or after January 1, 2015.

Other new and changed Accounting standards and interpretations are not judged to have any material effect on the Group’s financial reports.

Classification Non-current assets and liabilities comprise in all material aspects amounts expected to be recovered or paid after twelve months or more from the period end. Current assets and liabilities comprise in all material aspects amounts expected to be recovered or paid within twelve months from the period end.

Consolidated accounts The consolidated accounts include the parent company and all subsidiaries, and the share of participation in joint ventures and associated companies. All companies in which the Group holds or controls more than 50% of the votes, or in which the Group through agreements exercises control, are consolidated as subsidiaries. The holding in the Prima Group is an example of the latter, with 50% of the votes, but where the Group exercises control through agreements.

All business combinations are accounted for in accordance with the purchase method. At the date of acquisition, the acquired assets and assumed liabilities (net identifiable assets) are measured at fair value. The difference between the acquisition value of shares in a subsidiary and identifiable assets and liabilities measured at fair values at the date of acquisition is recognized as goodwill. Any deficiency of the cost of acquisition below the fair values of identifiable net assets acquired is recognized in the profit and loss in the period of acquisition. Acquisition related costs are expensed as incurred. Results for companies acquired during the year are included in the consolidated financial statements from the date of acquisition.

The Group’s shareholders’ equity includes only that part of each subsidiary’s equity added after acquisition. Conditional consideration is determined at fair value at the time of the acquisition and effects of revaluations of liabilities related to the conditional considerations are recognized as a revenue or expense in the income statement or other comprehensive income.

Additional investments for business combinations achieved in stages without change in control are accounted for as an equity transaction.

Additional acquisitions made after control is achieved are recognized as shareholder transactions and recorded directly in equity. There are two alternatives for the recognition of non-controlling interests and goodwill. One alternative is to recognize the non-controlling interest at fair value by including goodwill, another alternative is to include the non-controlling interests in net assets. The choice of method is made for each acquisition separately. The rules for additional acquisitions when control is achieved were applied for the acquisition of 35% of the shares in Viastrong Holding AB in 2010, previously a joint venture of 50%. The original 50% share was revalued at fair value, and the remaining 15% shares included in the purchase price allocation.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in SEK millions unless otherwise stated)

Functional currency and reporting currency The functional currency of the parent company is the Swedish krona (SEK). This is also the reporting currency for the Group. The functional currencies of the Company’s subsidiaries are the currencies of those subsidiaries’ country of domicile.

Receivables and liabilities denominated in foreign currencies The Group’s monetary receivables and liabilities that are denominated in foreign currencies are translated into local currency using exchange rates prevailing on the closing date. Realized and unrealized gains/losses on foreign exchange (exchange rate differences) are reported in the income statements. Exchange rate differences attributable to operating receivables and liabilities are reported in operating profit/loss, while differences attributable to financial assets or liabilities denominated in foreign currencies are reported under financial items. Exchange rate differences on financial loans, representing an expansion or reduction of the parent company’s net investment in the subsidiary, are reported in other comprehensive income.

Financial statements of foreign operations The balance sheets of the Group’s foreign subsidiaries are translated into Swedish krona (SEK). The translation is based on the exchange rates ruling at the balance sheet date, while the income statements are translated using an average rate for the period. The resulting translation differences are accounted for in other comprehensive income.

Transactions eliminated on consolidation Intra-group balances and any unrealized gains and losses or revenues and expenses arising from intra-group transactions, are eliminated in preparing the consolidated financial statements.

Non-controlling interest In subsidiaries not wholly owned, the share of equity owned by external shareholders is recorded as non-controlling interest.

Accounts of associated companies and joint ventures Associated companies are reported based on the equity method. An associated company is a company in which the Group exercises significant influence. Normally, this means companies in which the Group holds voting rights of at least 20% and no more than 50%. This applies to among others CTC Media (37.9%). The Group’s share of earnings in associated companies’ profits or losses after tax are reported under profit/loss on shares and participations in associated companies in operating income. Dividends from associated companies decrease the book value of the asset. The operations of the associated companies are related to Pay-TV and Other Businesses. Surplus values are attributable to assets in each associated company or to goodwill. Differences between the acquisition value and the acquired equity are treated in accordance with the principles for consolidation of subsidiaries described in Consolidated accounts above. The accounts of associated companies are adjusted before the share of earnings is calculated, if necessary, so that the accounts comply with MTG’s accounting and valuation principles.

The joint ventures are recognized according to the proportional method, whereby the income statement and the balance sheet items are proportionately consolidated in accordance with the percentage owned. This applies to Raduga Holdings S.A., TV 2 Sport A/S Denmark until 2012, and Viastrong Holding AB until 2009 with its Ukrainian subsidiaries. TV 2 Sport A/S was acquired and reclassified as a subsidiary as per 20 December 2012, Viastrong Holding AB in 2010. The proportionate method is applied from the date that joint control commences until the date that joint control ceases.

Revenue recognition Revenue is recognized at the time the service is performed. Accordingly, the Group reports revenue from:

•	TV and radio advertising at the time of broadcast.

•	Subscription fees for pay-TV over the subscription period.

•	Cable revenues as the services are provided to the cable wholesalers, based on the number of subscribers taking the Viasat channels, as reported by the cable companies.

•	Sale of goods in accordance with the terms of sales, i.e. when the goods have been transferred to the shipping agent, less returns.

•	Sale of services when the services are provided.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in SEK millions unless otherwise stated)

•	TV productions where recognition is based on the percentage of completion for each project in the same relation as incurred expenses are related to the total cost for the entire project.

•	Interest revenue is recognized using the effective interest method.

•	Dividend income from investments when the shareholders’ right to receive payment has been established.

Barter transactions Barter entails the exchange of air time on TV or radio for non-similar other goods or services. Barter transactions are reported at the fair value of the goods or services involved. The fair value is determined by agreements made with other customers for the same type of transactions. Revenues from barter transactions are reported when the commercial is broadcast. Expenses are reported when the goods or service is consumed.

Non-current tangible and intangible assets Non-current assets are reported net after deductions for accumulated depreciation and amortization according to plan. Depreciation and amortization according to plan are normally calculated on a straight-line schedule based on the acquisition value of the asset and its estimated useful life. The non-current assets are classified in the following categories:

Asset	Depreciation/amortization

Capitalized expenditure	3–10 years

Patents and trademarks	Patents and trademarks being part of a purchase price allocation are normally judged to have indefinite lives

Beneficial rights/ broadcasting licenses	Estimated revenue period based on the terms of the license

Goodwill	Impairment tests annually or if triggered by events

Machinery and equipment	3–5 years

Capitalized expenditure Expenditure on development activities, whereby new or substantially improved products and processes, is capitalized if the process is technically and commercially feasible and the Group has sufficient resources to complete development. The expenditure capitalized includes the direct costs and, when appropriate, cost of direct labor and an appropriate proportion of overheads. Other development expenditure is recognized in the income statement as an expense as incurred. Capitalized expenditures are stated at cost less accumulated amortization and impairment losses. The capitalized expenditure relate mainly to software and software platforms.

Goodwill Goodwill arising on consolidation represents the excess of the cost of acquisition over the Group’s interest in the fair value of the identifiable assets and liabilities of a subsidiary.

Goodwill is recognized as an asset and reviewed for impairment test at least annually. Any impairment is recognized immediately in the income statement and cannot be reversed.

Goodwill arising from acquisitions of associated companies is included in the reported value of shares in associated companies. Impairment tests are made on the total asset. Goodwill arising on acquisitions before the date of transition to IFRS, January 1, 2004, has been retained at the previous Swedish GAAP amounts, subject to being tested for impairment at that date.

Other intangible assets Other intangible assets, such as beneficial rights, broadcasting licenses and patents and trademarks, are stated at cost less accumulated amortization and impairment losses. Trademarks forming part of a purchase price allocation are normally judged to have indefinite useful lives.

Machinery and equipment Items of machinery and equipment are stated at cost less accumulated depreciation and impairment losses. Where parts of an item of machinery and equipment have different useful lives, they are accounted for as separate items of machinery and equipment.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in SEK millions unless otherwise stated)

Impairment of tangible and intangible non-current assets The Group reviews the carrying amounts of its tangible and intangible assets annually but not later than at the balance sheet date to determine whether there is any indication that those assets have suffered an impairment loss. If such indication exists, the recoverable amount of the asset is estimated in order to determine the extent of the impairment loss, if any. Where the asset does not generate cash flows that are independent from other assets, the Group estimates the recoverable amount of the cash-generating unit to which the asset belongs. An intangible asset with indefinite useful life is tested for impairment annually and whenever there is an indication that the asset may be impaired.

Recoverable amount is the higher of fair value less costs to sell and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and risks. If the recoverable amount of an asset or cash-generating unit is estimated to be less than its carrying amount, the carrying amount of the asset is reduced to its recoverable amount. Any impairment loss is recognized as an expense immediately.

Financial instruments Financial assets and liabilities include cash and cash equivalents, securities, derivative instruments, other financial receivables, accounts receivables, accounts payable, leasing undertakings and loan liabilities.

Recognition and derecognition in the statement of financial position Financial assets and liabilities are recognized in the statement of financial position when the company becomes a party to the contractual provisions of the instrument. Trade receivables are recognized when the invoice is sent. A liability is recognized when the delivery of goods or services is made and there is a contractual obligation to pay, regardless whether the invoice has been received or not. Trade payables are recognized when an invoice has been received.

Financial assets are derecognized in the statement of financial position when the contractual rights to cash flows from the asset expires, become due or when the company loses control over the asset. Financial liabilities are derecognized when the obligations are fulfilled or extinguished in any other way.

Financial instruments recorded at fair value should, for disclosure purposes, be classified into a three level hierarchy depending on the quality of the source of data used to derive at the fair value.

Financial assets available-for-sale The Group’s holdings in listed shares available-for-sale are valued at market price based on bid price as per the balance sheet day. Changes in the market values of these shares will impact other comprehensive income, or, when there is significant decrease in value (above 20%) or if the decrease continues for a longer period of time, is charged to the profit and loss accounts in the income statement.

Distribution of non-cash assets to owners Liabilities for dividends are recognized at fair value of the asset to be distributed at the date of decision with the corresponding decrease in retained earnings.  At the date of settlement, the Group recognize the difference between the fair value of the distributed asset, i.e. the fair value of the liability and the Group’s book value of the net assets in net income. The dividend liabilities are remeasured on the settlement date and any changes recognized directly in equity. The principle was applied to the distribution of the former subsidiary CDON Group AB in 2010.

Loans and receivables Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. They are included in current assets, except for maturities greater than 12 months after the balance-sheet date. These are classified as non-current assets. Loans and receivables comprise trade and other receivables and cash and cash equivalents in the balance sheet. Receivables are stated at amortized cost less impairment losses. The receivables are reviewed monthly to determine whether there is an indication of impairment. Such indications include receivables due for a longer period than 90 days. Doubtful accounts receivable are reported with the amount at which, after a careful assessment, it is deemed likely to be paid.

Convertible debenture CDON Group The Group has subscribed to a convertible debenture in CDON Group. The bond is initially recognized at the transaction price less the fair value of the option to convert the bond into CDON Group shares. The option is valued at fair value through profit and loss.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in SEK millions unless otherwise stated)

Financial assets and liabilities at fair value through profit and loss Derivatives at fair value that are not subject to hedge accounting are recognized as financial assets or liabilities and categorized as held for trading. The assets and liabilities are valued at fair value with the changes in value reported in profit or loss.

Other liabilities Loan liabilities are recognized initially at the amount received less attributable transaction costs. Subsequent to initial recognition, interest-bearing borrowings are stated at amortized cost with any difference between cost and redemption value being recognized in the income statement over the period of the borrowings on an effective interest basis. Other liabilities are stated at accrued cost and include accounts payable, leasing undertakings and other liabilities.

Derivative instruments The Group uses forward contracts to hedge its exposure to foreign exchange arising from operational activities. The major part of contracted program acquisition outflows in US dollars, British pounds, and, until the autumn 2011, Swiss francs, is hedged on a rolling twelve months basis. Derivatives that do not qualify for hedge accounting due to the rules in IAS 39 are accounted for as financial instruments held for trading.

Derivative financial instruments are recognized initially at fair value and re-valued thereafter. The effective part of the gain or loss in the cash flow hedge revaluation is recognized in other comprehensive income with the aggregated changes in value in the hedge reserve in equity. When the forecasted transaction results in the recognition of program inventory, the cumulative gain or loss is removed from equity and included in the initial cost of inventory. When a hedging instrument expires or is sold, or when a hedge no longer meets the criteria for hedge accounting, any cumulative gain or loss previously reported in other comprehensive income is recognized when the forecast transaction is ultimately recognized in the income statement. When a forecast transaction is no longer to occur, the cumulative gain or loss that was reported in other comprehensive income is immediately transferred to the income statement.

Net investments The risk related to changes in currency rates for net investments in subsidiaries between the Swedish krona and other currencies may be hedged in full or in part. The change in value of a hedging instrument is recognized in other comprehensive income.

Accounting for leases A financial lease is a contract that entails the lessee to a material extent enjoying all economic benefits and bearing all economic risks associated with the asset regardless of whether or not the lessee retains the legal right of ownership of the asset. For financial leases, the leasing asset is reported as a non-current asset and the obligation for future payments as a liability in the lessee’s statement of financial position. An operating lease is a lease that does not fulfil the conditions for a financial lease. For operating leases, the rental expense is reported in the lessee’s accounts distributed equally over the period during which the asset is used.

Inventories Inventories are valued at the acquisition cost or net realisable value, whichever is lower. Net realisable value is the estimated selling price in the ordinary course of business, less the estimated costs of completion and selling expenses. The cost of inventories is based on the first-in-first-out principle and includes expenditure incurred in acquiring the inventories and bringing them to their existing location and condition.

A significant portion of the amount reported as inventory by the Group refers to the TV channels’ catalogue of program rights. Program rights are reported as inventory when the license period has begun, the program itself is available for its first broadcast, the cost of the program is known, and the program content has been approved by the TV channel. Program rights invoiced but where the license period has not started and the program cannot be judged as inventory is reported as prepaid expenses. Future payment commitments in respect of contractual program rights that have not yet been reported as inventory are reported as a memorandum item, note 21. Program rights are normally acquired for a specific number of runs, which can be played out during a determined license period in certain territories. The program rights are expensed per run according to how revenue is expected to accrue during the license period. Sports rights are expensed throughout the period ratably over the year.

Prepaid subscriber acquisition expenses Prepaid expenses include incremental direct variable subscriber acquisition costs incurred to obtain new customers in fixed-term contracts, i.e. the contract includes fixed revenue over the subscription period. The costs are recognized as prepaid expenses as it is probable that the future economic benefit will flow to the company and the value can be measured with reliability. The costs are allocated over the contract period. Costs exceeding the contracted revenues are expensed when incurred.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in SEK millions unless otherwise stated)

Corporate income tax Tax expenses reported includes actual Swedish and foreign corporate income taxes and deferred tax arising from temporary differences between accounts for financial reporting and accounts for tax assessment, calculated using the liability method. Such temporary differences are caused mainly by differences between taxable value and the reported value of assets and liabilities. A deferred tax asset is reported corresponding to the value of loss carry forwards if it is judged likely that they will be applied to taxable income in the foreseeable future. Profit/loss for the year is charged with tax on taxable earnings for the year and with tax estimated for the change in temporary differences for the year as current tax and deferred tax expenses respectively in each Group company.

Provisions A provision is recognized in the statement of financial position when the Group has a present legal or constructive obligation as a result of a past event, and it is probable that an outflow of economic benefits will be required to settle the obligation and the amount can be reliably calculated. If the effect is material, provisions are determined by discounting the expected future cash flows at a pre-tax rate that reflects current market assessments of the time value of money and, where appropriate, the risks specific to the anticipated liability.

Pensions There are mainly defined contribution pension plans within the Group. The Group’s payments to defined contribution plans are reported as costs in the period when the employee performed the services to which the fee relates. A defined contribution plan is a post-employment benefit plan under which an entity pays fixed contributions into a separate entity and will have no legal or constructive obligation to pay further amounts. There are defined benefit pension plans in Norway. The amounts relating to these pension plans are immaterial.

Share-based payments The Group issues equity-settled share-based payments to certain employees. Equity-settled share-based payments are measured at fair value at the date of grant. The fair value determined at the grant date of the equity-settled share-based payments including social security costs are expensed on a straight-line basis over the vesting period, based on the Group’s estimate of shares that will eventually vest. The fair value expense is reported in the income statement as personnel costs with the corresponding increase in equity. A bonus may be paid three years following each participant’s acquisition of warrants, provided the participant is still employed by the Group. The bonus and social security costs are allocated over the vesting period. The bonus is related to the 2005-2007 share-based payment programs only. The fair value is re-valued each quarter as a basis for the calculation of social security costs.

Fair value is measured by use of the Black & Scholes’ model, taking into consideration the terms and conditions of the allotted financial instruments.

Note 2	Accounting estimates and judgements

The preparation of financial statements in conformity with IFRSs requires the Board of Directors and the management to make judgements, estimates and assumptions that affect the application of policies and reported amounts of assets and liabilities, income and expenses. The estimates and associated assumptions are based on historical experience and various other factors that are believed to be reasonable under the circumstances, the results of which form the basis of making the judgements about carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates.

The estimates and underlying assumptions are reviewed on an on-going basis. Revisions to accounting estimates are recognized in the period in which the estimate is revised if the revision affects only that period or in the period of the revision and future periods if the revision affects both current and future periods. The development, selection and disclosure of the Group’s critical accounting policies and estimates and the application of these policies and estimates are reviewed by the Audit Committee.

Key sources of estimation uncertainty Note 4 and 10 contain information of the assumptions and the risk factors relating to goodwill impairment. A description of litigations and provisions made are found in note 18.

Goodwill and other intangible assets Intangible assets, except goodwill and intangible assets with indefinite useful lives, are amortized and depreciated over their useful lives. Useful lives are based on management’s estimates of the period that the assets will generate revenue.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in SEK millions unless otherwise stated)

Goodwill and intangible assets with indefinite useful lives are subject to impairment tests yearly or when triggered by events. The impairment review requires management to determine the fair value of the cash generating units on the basis of cash flow projections and internal forecasts and business plans. For further information, see note 10 Intangible assets.

Depreciation and amortization beneficial rights and program rights inventory Depreciation and amortization of beneficial rights and program rights inventory are calculated in accordance with the estimated revenue period. A higher proportion of the costs are expensed in the beginning of the revenue period than the following years. The estimated revenue periods could change, and, as a result of this, affect the income for the period and the financial position. For further information, see note 10 Intangible assets and 13 Nature of expenses.

Provisions and contingent liabilities Liabilities are recognized when a present obligation exist as a result of a past event, it is probable that economic benefits will be transferred, and reliable estimates can be made of the amount of this obligation. In such a case, a provision is calculated and recognized in the statement of financial position. A contingent liability will be disclosed when a possible obligation has arisen, but its existence has to be confirmed by future events outside the Group’s control, or when it is not possible to calculate the amount. Realisation of any contingent liabilities not currently recognized or disclosed could have a material impact on the Group’s financial position.

The Group regularly reviews significant outstanding litigations in order to assess the need for provisions. Among the factors considered, are the nature of the litigation, claims, legal processes and potential level of damages, the opinions and views of the legal counselors, and the management’s intentions to respond to the litigations or claims. To the extent the estimates and judgments do not reflect the actual outcome; this could materially affect the income for the period and the financial position. For further information, see note 18 Provisions.

Critical accounting judgments and choices in applying the Group’s accounting policies Certain critical accounting judgements and choices made in applying the Group’s accounting policies are described below:

Cash flow hedges Cash flow hedges are made on a rolling twelve month basis, and comprise forward currency contracts used to cover exchange rate differences on the Group’s program purchases. The derivatives are valued at fair value on the balance day. MTG has elected to use hedge accounting related to certain forward contracts. Certain forward contracts impact other comprehensive income; others affect the net income, due to the rules applied for hedge accounting according to IAS 39.

Prima Group The Group holds 50% of the shares in the Prima Group. The holdings are judged to be recognized as subsidiaries based on the agreements which give the Group a decisive influence in Prima Group. The Group consequently consolidates the Prima Group as subsidiaries. A non-controlling interest is calculated.

Joint ventures The Group held 50% of the shares in TV 2 Sport A/S until December 2012 and Raduga Holdings S.A.. MTG has elected to recognize the holdings in the consolidated accounts according to the proportional method, whereby the income statement and the balance sheet are proportionately consolidated in accordance with the percentage owned. The holdings are jointly controlled entities, and a contractual agreement between the parties establishes the joint control over the economic activity of the entity.

Note 3	Reporting segments

Modern Times Group comprises six business segments.

•	Free-TV Scandinavia is a commercial free-TV broadcaster in Scandinavia.

•
Pay-TV Nordic market and sell Viasat’s premium pay-TV packages on the Viasat DTH satellite platform, the Viaplay online platform and third party IPTV and cable networks. Viasat also distributes its 40 pay-TV channels via third party pay-TV networks.

•	Free-TV Emerging Markets is a commercial free-TV broadcaster and comprise a total of 19 free-TV channels in the Baltics, the Czech Republic, Bulgaria, Hungary and Ghana.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in SEK millions unless otherwise stated)

•
Pay-TV Emerging Markets market and sell pay-TV packages on the Viasat DTH satellite platforms in the Baltics and Ukraine, and on the 50% owned joint venture Raduga TV DTH satellite platform in Russia. Viasat also distributes 32 channels via third party pay-TV networks to subscribers in 31 countries across Central and Eastern Europe, Africa and the United States.

•	CTC Media is one of Russia's largest independent commercial television broadcaster and is listed on The Nasdaq Global Select Market.

The above TV broadcasting segments comprise Viasat Broadcasting. To facilitate comparability between years, the TV broadcasting segments have been summarized in this presentation.

•
Other Businesses primarily comprises the Group's Radio, and MTG Studios businesses, and, until May 2012, Bet24. These businesses are reported as one segment due to their size. The Group's radio operations comprise the leading national commercial networks in Sweden and Norway, as well as national and local stations in the Baltics and own equity stakes in a Finnish national commercial radio network. MTG Studios comprise the Group's content production businesses in Scandinavia, Europe and Africa. Bet24 operated in the betting and gaming business, but the business was sold to an external party in May 2012.

The stated figures for 2012, 2011 and 2010 are based on the same operational structure.

	External sales			Operating income
(SEK million)	2012	2011	2010	2012	2011	2010
Free-TV Scandinavia	3,989	4,224	4,078	793	1,077	1,082
Pay-TV Nordic	4,729	4,547	4,319	834	923	821
Free-TV Emerging Markets	2,030	2,070	2,001	156	32	(43)
Pay-TV Emerging Markets	1,062	915	878	144	49	112
Associated company CTC Media	-	-	-	278	429	319
Other and eliminations	218	175	171	(20)	7	19
Total Viasat Broadcasting	12,028	11,932	11,446	2,185	2,518	2,309
Other Businesses	1,282	1,519	1,640	6	113	173
Parent company and other companies	26	22	15	(219)	(261)	(216)
Total	13,336	13,473	13,101	1,972	2,369	2,266

Asset impairment charges and non-recurring costs	-	-	-	-	(3,182)	-
- of which Free-TV Emerging Markets	-	-	-	-	(3,153)	-
- of which Other Businesses	-	-	-	-	(29)	-
Total Group continuing operations	13,336	13,473	13,101	1,972	(812)	2,266
Discontinued businesses	-	-	1,870	-	-	122
Total Group	13,336	13,473	14,971	1,972	(812)	2,388

Within Viasat Broadcasting  and the Other Businesses segment, there are companies that provide the different segments with acquired and self produced TV-programs. Such sales are made at market price.

	Internal sales
(SEK million)	2012	2011	2010
Free-TV Scandinavia	168	169	170
Pay-TV Nordic	195	183	165
Free-TV Emerging Markets	5	3	4
Pay-TV Emerging Markets	-	7	18
Others	1,068	1,002	1,214
Total Viasat Broadcasting	1,436	1,365	1,570
Other Businesses	136	155	164
Parent company and other companies	213	163	176
Total internal sales continuing operations	1,785	1,684	1,911
Discontinued businesses	-	-	-
Total internal sales	1,785	1,684	1,911

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in SEK millions unless otherwise stated)

The reporting segments are responsible for the management of the operational assets and their performance is measured at the same level. Financing is managed centrally by the Group. Consequently, liquid funds, interest-bearing receivables and liabilities are not allocated to the reporting segments.

	Assets			Liabilities
(SEK million)	2012	2011	2010	2012	2011	2010
Free-TV Scandinavia	2,051	2,373	2,306	1,805	1,735	1,835
Pay-TV Nordic	2,166	3,792	2,142	3,111	3,315	2,936
Free-TV Emerging Markets	2,475	2,441	5,590	816	936	977
Pay-TV Emerging Markets	798	741	720	336	248	190
Associated company CTC Media	1,903	1,878	1,785	-	-	-
Others and eliminations	186	2,432	(683)	(647)	(1,037)	(1,047)
Total Viasat Broadcasting	9,579	13,658	11,860	5,420	5,196	4,892
Other Businesses	1,317	1,262	1,169	610	618	608
Parent company and other companies	899	1,121	851	418	4,141	199
Total	11,795	16,041	13,880	6,448	9,954	5,698
Eliminations	(1,126)	(5,629)	(791)	(1,126)	(5,629)	(791)
Unallocated assets/liabilities	1,023	870	913	1,236	2,606	2,856
Total continuing operations	11,692	11,281	14,002	6,558	6,931	7,763
Discontinued operations	-	-	-	-	-	-
Total	11,692	11,281	14,002	6,558	6,931	7,763

	Capital expenditure			Depreciation and amortization
(SEK million)	2012	2011	2010	2012	2011	2010
Free-TV Scandinavia	16	18	14	25	27	30
Pay-TV Nordic	46	42	33	26	19	8
Free-TV Emerging Markets	29	30	86	44	97	130
Pay-TV Emerging Markets	5	3	2	6	3	3
Others	15	1	5	17	7	17
Total Viasat Broadcasting	111	94	140	118	153	188
Other Businesses	30	23	10	24	26	25
Parent company and other companies	4	3	3	4	4	4
Total continuing operations	144	120	153	146	183	218
Discontinued operations	-	-	4	-	-	6
Total	144	120	157	146	183	224

The Group's reporting segments operate mainly in Europe. Net sales and non-current assets are shown below by geographical area. Non-current assets constitutes of intangible and tangible assets. Sales are shown per country from which the revenues are derived.

	Net sales			Non-current assets
(SEK million)	2012	2011	2010	2012	2011	2010
Sweden	4,511	4,293	3,950	1,186	843	1,020
Denmark	3,002	3,355	3,367	120	9	15
Norway	2,396	2,438	2,408	791	749	769
Baltics, Czech Republic, Bulgaria	2,225	1,845	1,754	1,238	1,163	4,260
Rest of Europe	1,157	1,499	1,583	435	525	331
Other regions	44	43	39	9	8	13
Total continuing operations	13,336	13,473	13,101	3,779	3,296	6,407
Discontinued operations	-	-	1,870	-	-	-
Total	13,336	13,473	14,971	3,779	3,296	6,407

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in SEK millions unless otherwise stated)

External sales by type of product/service (SEK million):	2012	2011	2010
Advertising revenue	5,590	5,878	5,633
Subscription revenue	6,579	6,330	6,077
Business-to-business/Consumer revenue	1,167	1,265	1,391
Total continuing operations	13,336	13,473	13,101
Discontinued operations	-	-	1,870
Total	13,336	13,473	14,971

External sales (SEK million)	2012	2011	2010
of which, Barter revenue	157	184	180

Note 4	Operations acquired

Acquisitions 2012

(SEK million)		LNT	Zitius	TV2 Sport	Paprika	Total
Cash paid		59	119	47	26	250
Transfer of assets		-	-	69	-	69
Additional consideration, non-paid		-	39	-	3	41
Fair value options, non-paid		-	84	-	23	107
Total consideration		59	241	116	51	467

Recognized amounts of identifiable assets and liabilities
Property, plant and equipment		13	56	0	-	69
Intangible assets		1	21	1	5	28
Inventories		14	1	-	-	15
Trade and other receivables		23	11	139	5	178
Cash and cash equivalents		1	7	4	-	12
Borrowings		(23)	(44)	-	-	(67)
Deferred tax receivables/liabilities		-	0	16	(1)	16
Trade and other payables		(66)	(21)	(37)	-	(123)
Net identifiable assets and liabilities		(38)	32	124	9	127
Fair value prior ownership		-	-	116	-	116
Goodwill		97	209	110	42	458
Total consideration		59	241	116	51	467
Cash consideration	Other	LNT	Zitius	TV 2 Sport	Paprika	Total
Cash paid	7	59	119	47	26	258
Cash and cash equivalents	-	(1)	(7)	(2)	-	(10)
Payment of borrowings	-	23	44	-	-	67
Total cash consideration	7	81	155	45	26	315

Acquisition of LNT, Latvia

The Group signed an agreement on January 9, 2012 to acquire 100% of the shares in AS Latvijas Neatkarigä Televizija (LNT) in Latvia. LNT is a free-TV operator and broadcasts a national channel, a Russian language channel and an entertainment channel. LNT is reported within the Free-TV Emerging Markets segment. The transaction was closed on May 31, 2012. The consideration was EUR 6.5 million excluding transaction costs of SEK

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in SEK millions unless otherwise stated)

2.2 million. The acquisition gave rise to separately identified intangible assets of SEK 1 million and goodwill of SEK 97 million.

The goodwill in 2012 comprise of synergies and growth in customer revenues expected to be realized in future as well as the skill of existing employees. The goodwill will not be tax deductible.

Acquisition of Zitius, Sweden

The Group acquired 80% of the shares in Zitius Service Delivery AB on August 31, 2012. Zitius is Sweden's leading independent Open Access Communications Operator with connections to fiber households. Zitius is reported within Other operations in the business area Viasat Broadcasting.  The cash consideration was SEK 119 million excluding transaction costs of SEK 2.8 million. The acquisition gave rise to separately identified intangible assets of SEK 21 million and goodwill of SEK 209 million.

The agreement includes an additional consideration to be paid in March 2015, and has been calculated at present value based on the clauses in the agreement related to earnings. The outcome of the consideration range from SEK 0 to maximum 50 million. Further, the agreement includes an option to acquire the remaining 20% of the shares in June 2016. The purchase price is calculated at the present fair value of the company based on the option clauses in the agreement, and, as a consequence, 100% of Zitius is consolidated without non-controlling interest.

The goodwill in 2012 comprise of potential new customer relationships on new market segments expected to be realized in future as well as the skill of existing employees. The goodwill will not be tax deductible.

Acquisition of TV 2 Sport A/S, Denmark

The Group acquired 50% of the shares in the joint venture company TV 2 Sport A/S on 20 December 2012. TV 2 Sport is a pay-TV broadcaster of sport channels. TV 2 Sport, which will be rebranded as TV 3 Sport 1, was reported in Other operations in the business area Viasat Broadcasting during 2012, but will be reported in Pay-TV Nordic from January 1, 2013. The balance sheet is consolidated at total value. The  cash consideration was DKK 41 million excluding transaction costs of SEK 2.8 million. The transfer of assets comprise sports rights. The work on the purchase price allocation, which includes the identification and valuation of intangible assets, is in progress and in a very early stage, as the company was acquired in late December 2012. A preliminary goodwill of  SEK 110 million is recognized at this stage.

The goodwill in 2012 comprise of potential new customer relationships on additional pay-TV channels expected to be realized in future. The goodwill will not be tax deductible.

Acquisition of Paprika Latino Group

The Group acquired 53% of Paprika Latino Group, a leading Central and Eastern European TV production group in September 2012. The Group is reported within the Other businesses segment. The  cash consideration was EUR 2.4 million excluding transaction costs of SEK 5 million. Goodwill of  SEK 42 million is recognized at this stage.

The agreement includes an additional consideration to be paid in 2013, and an option price for the remaining 47% of the shares with payment in 2015 and 2017. The consideration are calculated at a discounted fair value based on the clauses in the agreement related to net income before tax. The additional consideration range from EUR 0.3 to maximum 0.6 million. As a consequence, 100% of the Paprika Group is consolidated without non-controlling interest.

The goodwill in 2012 comprise of new market segments expected to be realized in future as well as the skill of existing employees. The goodwill will not be tax deductible.

Contributions during 2012 from the acquisition date (SEK million)	LNT	Zitius	TV 2 Sport	Paprika	Total
Net sales	53	45	163	16	276
Net income	(26)	1	9	1	(15)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in SEK millions unless otherwise stated)

Group amounts 2012 if the acquisition had occurred on January 1 (SEK million)	LNT	Zitius	TV 2 Sport	Paprika
Net sales	13,372	13,411	13,499	13,336
Net income	1,593	1,604	1,603	1,594

Acquisitions 2011

During 2011, there were no acquisitions made.

Acquisitions 2010

(SEK million)	Raduga	Viastrong	Total
Cash paid	161	108	269
Additional consideration, non-paid	-	58	58
Total consideration	161	166	327

Recognized amounts of identifiable assets and liabilities
Property, plant and equipment	2	2	4
Intangible assets	5	12	17
Trade and other receivables	9	42	52
Cash and cash equivalents	11	4	15
Deferred tax receivables/liabilities	4	16	20
Trade and other payables	(37)	(118)	(155)
Net identifiable assets and liabilities	(4)	(42)	(46)
Goodwill	165	208	373
Total consideration	161	166	327

Cash consideration	Other	Raduga	Viastrong	Total
Cash paid	15	161	108	285
Cash and cash equivalents		(6)	(4)	(10)
Total consideration	15	155	104	275

Raduga, Russia

On February 8, 2010, the Group agreed to acquire 50% of the shares in Raduga Holdings S.A.. Raduga operates a Russian nationwide DTH satellite pay-TV platform, Raduga TV. The business is a joint venture with shared management control between the owners. Raduga is proportionately consolidated, and reported within the Pay-TV Emerging Markets segment. The consideration was USD 22.5 million excluding transaction costs of SEK 1.2 million. The acquisition gave rise to separately identified intangible assets of SEK 4 million and goodwill of SEK 165 million.

The goodwill in 2010 comprise of potential new products and customers expected to be realized in future as well as the skill of existing employees. The goodwill will not be tax deductible.

Viastrong, Ukraine

On June 9, 2010 the Group acquired a further 35% of Viastrong Holding AB, and now owns 85% of the shares. The agreement includes an option to acquire the remaining 15% of the shares. Viastrong operates through Vision TV LCC the Viasat Ukraine DTH satellite pay-TV platform. The acquisition was made following the plans to further capitalize on this market. The operating results is reported in the Pay-TV Emerging Market segment and have been fully consolidated from June 2010. Viastrong Ukraine was previously a joint venture and was as such

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in SEK millions unless otherwise stated)

consolidated according to the proportional method up until May 2010. The consideration was EUR 11.25 million in cash, excluding transaction costs of SEK 0.2 million.

The purchase price for the remaining 15% of the shares is calculated based on the option clauses in the agreement, and, as a consequence, 100% of Viastrong is consolidated without non-controlling interest.

The receivables are recorded at fair value, and thus the related cash flows are expected to be collected at the same value, which is shown in the table above.

The goodwill in 2010 comprise of potential new customer relationships on new market segments expected to be realized in future as well as the skill of existing employees. The goodwill will not be tax deductible.

Contributions during 2010 from the acquisition date (SEK million)	Raduga	Viastrong	Group
Net sales	43	42	85
Net income	(8)	(59)	(67)

Group amounts 2010 if the acquisition had occurred on January 1 (SEK million)	Raduga	Viastrong
Net sales	13,104	13,122
Net income continuing operations	1,670	1,667

Note 5	Other operating income and expenses

(SEK million)	2012	2011	2010
Other operating income
Gain from sale on non-current assets	-	-	0
Gain from exchange rate differences	12	-	-
Gain from sale of Bet24 operations	21	-	-
Gain from acquisition of TV2 Sport	34	-	-
Other	1	5	12
Total	68	5	12

Other operating expenses
Loss from sale on non-current assets	(1)	-	-
Loss from exchange rate differences	(1)	(7)	(9)
Depreciation	(42)	(8)	(14)
Other	(90)	(115)	(86)
Total	(134)	(130)	(109)

Note 6	Share of earnings in associated companies

(SEK million)	Country	Share capital %	2012	2011	2010
Mediamätning i Skandinavien MMS AB	Sweden	25	0	0	0
Radio National i Luleå AB	Sweden	49	0	0	0
Radio National i Skellefteå AB	Sweden	49	(1)	0	0
Radioindustri Xerkses i Borås AB	Sweden	49	(1)	0	0
AB Sappa	Sweden	50	2	3	1
Radio Nova	Finland	22	2	5	5
Digital Radio Norge AS	Norway	33	(3)	(1)	(1)
Gigahertz HB	Sweden	33	0	0	0
Altorenscheuerhof S.A.	Luxembourg	33	(1)	-	-
CTC Media	Russia	38	278	429	319
Total			277	436	324

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in SEK millions unless otherwise stated)

Totally recorded values in associated companies (SEK million)	December 31, 2012	December 31, 2011	December 31, 2010
Revenues	5,640	5,261	4,393
Net income	436	1,532	1,082

Assets	5,943	6,839	6,430
Liabilities	1,346	1,520	1,216

Associated companies are reported based on equity accounting. The share of earnings is equal to the Group's share in the profit/loss after financial items and tax in each associated company after conversion into Swedish krona. The calculation of share in profit/loss are based on the latest available accounts. The figures for CTC Media are based on the interim report of September 30, 2012, 2011 and 2010 and the 12 month periods then ended.

For further information, see also note 12.

Note 7	Joint venture companies

Totally recorded values in joint venture companies (SEK million)	December 31, 2012	December 31, 2011	December 31, 2010
Revenues	523	524	518
Net income	11	(8)	(10)

Current assets	32	169	175
Long-term assets	246	282	281
Current liabilities	82	145	135
Long-term liabilities	13	1	2

Raduga Group Russia is recognized as joint venture company. In December 2012 all of the remaining shares in the 50/50 joint venture company TV2 Sport was acquired. As a consequence all of the revenues and net income, but none of the assets and liabilities which are already included in the Group accounts, are included in the values for December 31, 2012 above. The company will be fully consolidated from January 1, 2013.

Note 8	Financial items

(SEK million)	2012	2011	2010
Result from financial assets at fair value through profit, CDON Group options	(15)	14	2
Result from financial assets available-for-sale	9	-	8
Total gain (loss) from financial assets	(6)	14	10

Interest revenue	55	53	24
Net exchange rate differences	-	-	8
Total financial income	55	53	31

Interest expenses	(88)	(113)	(94)
Borrowing costs, included in the effective interest	(14)	(12)	(45)
Net exchange rate differences	(11)	(29)	-
Other	(24)	(26)	(5)
Total financial costs	(138)	(179)	(144)

Net financial items	(90)	(112)	(103)

The interest revenue and expenses relate to financial assets and liabilities valued at amortized cost.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in SEK millions unless otherwise stated)

Note 9	Taxes

Distribution of tax expense (SEK million)	2012	2011	2010
Current tax
Current tax expense	(341)	(387)	(414)
Adjustment for prior years	8	9	15
Total	(333)	(378)	(399)

Deferred tax
Temporary differences	45	14	(13)
Total	45	14	(13)

Total income tax expense in income statement	(288)	(364)	(413)

Reconciliation of tax expense (SEK million)	2012	%	2011	%	2010	%
Tax/Tax rate in Sweden	(495)	(26.3)	243	26.3	(569)	(26.3)
Participations in associated companies	73	3.9	109	11.8	67	3.1
Non-taxable income	167	8.9	174	18.8	140	6.5
Foreign tax rate differential	32	1.7	(20)	(2.2)	(26)	(1.2)
Effect of losses carry-forward not previously recognized	4	0.2	3	0.3	40	1.8
Non-deductible write-down of goodwill	-	-	(642)	(69.5)	-	-
Non-deductible amortization and write-down of beneficial rights	-	-	(87)	(9.4)	(11)	(0.5)
Non-deductible expenses	(73)	(3.9)	(86)	(9.3)	(54)	(2.5)
Losses where no deferred tax was recognized	(40)	(2.1)	(65)	(7.0)	(39)	(1.8)
Revalued tax losses carry-forward	13	0.7	-	-	-	-
Revalued tax losses carry-fwd due to change in tax rate	29	1.5
Other permanent effects	(6)	(0.3)	(2)	(0.3)	25	1.1
Under/over provided in prior years	8	0.4	9	1.0	15	0.7
Effective tax/tax rate	(288)	(15.3)	(364)	(39.4)	(413)	(19.1)

The Swedish tax rate was changed on January 1, 2013 from 26.3% to 22.0%.

Tax related to other comprehensive income (SEK million)	Gross 2012	Tax 2012	Net of tax 2012	Gross 2011	Tax 2011	Net of tax 2011	Gross 2010	Tax 2010	Net of tax 2010
Change in currency translation differences	(118)	(5)	(123)	(140)	1	(139)	(810)	(8)	(818)
Cash flow hedge	(33)	2	(31)	24	(3)	21	8	1	9
Revaluation of shares at market value	0	0	0	(10)		(10)	2		2
Other comprehensive income related to associates	27	0	27	73		73	69		69
Total other comprehensive income	(124)	(3)	(126)	(53)	(2)	(55)	(731)	(7)	(737)

(SEK million)	December 31, 2012	December 31, 2011	December 31, 2010
Deferred tax asset
Equipment	16	12	13
Beneficial rights	2	4	4
Provisions	9	10	4
Inventory	1	4	3
Current receivables	(1)	-	9

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in SEK millions unless otherwise stated)

(SEK million)	December 31, 2012	December 31, 2011	December 31, 2010
Current liabilities	8	9	11
Tax value of losses carry-forward recognized	33	26	59
Total	69	64	103

Deferred tax liabilities
Trademarks	132	129	197
Goodwill	147	176	176
Equipment	-	-	(2)
Inventory	-	13	-
Current receivables	3	5	-
Current liabilities	9	(1)	-
Total	291	322	371

Deferred tax net	(222)	(258)	(268)

The movements in temporary differences net are explained below:

	2012
(SEK million)	Opening balance January 1	Deferred tax recognized in the P&L	Discontinued operations	Acquisition of subsidiary	Other comprehensive income	Translation differences	Closing balance December 31
Tax losses carryforward	26	7					33
Temporary differences in:
Goodwill	(176)	28					(147)
Equipment	12	4					16
Intangible assets	(125)	3		(5)		(2)	(130)
Provisions	10	(2)					9
Inventory	(10)	11					1
Non-current receivables	0	0					-
Current receivables	(5)	2					(4)
Current liabilities	10	(8)			(3)		(1)
Total	(258)	45	-	(5)	(3)	(2)	(222)

	2011
(SEK million)	Opening balance January 1	Deferred tax recognized in the P&L	Discontinued operations	Acquisition of subsidiary	Other comprehensive income	Translation differences	Closing balance December 31
Tax losses carryforward	59	(33)					26
Temporary differences in:
Goodwill	(176)						(176)
Equipment	12	0					12
Intangible assets	(191)	70			0	(3)	(125)
Provisions	4	6					10
Inventory	3	(13)					(10)
Non-current receivables	0	0					0
Current receivables	9	(14)					(5)
Current liabilities	11	(2)					10
Total	(268)	14	-	-	0	(3)	(258)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in SEK millions unless otherwise stated)

	2010
(SEK million)	Opening balance January 1	Deferred tax recognized in the P&L	Discontinued operations	Acquisition of subsidiary	Other comprehensive income	Translation differences	Closing balance December 31
Tax losses carryforward	73	(14)					59
Temporary differences in:
Goodwill	(176)						(176)
Equipment	11	1					12
Intangible assets	(216)	(6)	15	(3)	(2)	21	(191)
Provisions	6	(1)					4
Inventory	1	2					3
Non-current receivables	(4)	4					0
Current receivables	1	7					9
Current liabilities	17	(6)					11
Other	(1)		1				0
Total	(287)	(13)	16	(3)	(2)	21	(268)

The Group had recognized losses carry-forward without expiration date of SEK 145 (104; 247) million at December 31, 2012. The accounts for 2012, 2011 and 2010 include deferred tax assets as a tax value of the losses carry-forward in all countries where it is judged likely that the Group will be able to apply its losses carry-forward to a taxable surplus. As a consequence, deferred tax assets are not recognized in some countries.

Unrecognized tax losses carry-forward by expiry date (SEK million)	2012	2011	2010
2012	-	26	87
2013	5	41	59
2014	96	53	58
2015	167	119	45
2016 and thereafter	132	85	-
No expiry date	6	-	0
Total	406	325	249

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in SEK millions unless otherwise stated)

Note 10	Intangible assets

(SEK million)	Capitalized expenditure	Patents and trademarks	Licenses and beneficial rights	Goodwill
Acquisitions
Opening balance January 1, 2010	108	1,205	546	8,581
Investments during the year	19	1	23	-
Acquisitions through business combinations	-	19	1	376
Retirement during the year	(8)	-	0	-
Discontinued operations	(30)	(50)	(1)	(228)
Change in Group structure, reclassifications etc	3	2	1	11
Translation differences	(1)	(114)	(44)	(849)
Closing balance December 31, 2010	90	1,062	525	7,891

Opening balance January 1, 2011	90	1,062	525	7,891
Investments during the year	30	0	5	-
Retirement during the year	(5)	(21)	(11)	(84)
Change in Group structure, reclassifications etc	-	(1)	3	-
Translation differences	0	(18)	(10)	(114)
Closing balance December 31, 2011	115	1,022	513	7,693

Opening balance January 1, 2012	115	1,022	513	7,693
Investments during the year	53	1	1	0
Acquisitions during the year	1	25	-	458
Retirement during the year	(14)	(64)	(181)	(28)
Change in Group structure, reclassifications etc	1	0	0	-
Translation differences	0	(17)	(10)	(186)
Closing balance December 31, 2012	156	968	325	7,937

Accumulated amortization and impairment losses
Opening balance January 1, 2010	(69)	(55)	(312)	(3,342)
Retirement during the year	8	-	0	-
Amortization during the year	(9)	(9)	(83)	-
Impairment losses during the year	(7)	(2)	-	-
Discontinued operations	7	9	0	17
Change in Group structure, reclassifications etc	0	-	0	(15)
Translation differences	1	3	23	378
Closing balance December 31, 2010	(70)	(53)	(372)	(2,962)

Opening balance January 1, 2011	(70)	(53)	(372)	(2,962)
Retirement during the year	5	21	11	80
Amortization during the year	(12)	(5)	(68)	-
Impairment losses during the year	(11)	(472)	(66)	(2,441)
Change in Group structure, reclassifications etc	7	1	(2)	-
Translation differences	0	8	10	78
Closing balance December 31, 2011	(81)	(500)	(487)	(5,246)

Opening balance January 1, 2012	(81)	(500)	(487)	(5,246)
Retirement during the year	13	6	181	-
Amortization during the year	(20)	(2)	(12)	-
Impairment losses during the year	(15)	-	-	-
Impairment reversal during the year	5	-	-	-
Change in Group structure, reclassifications etc	0	13	-	4
Translation differences	0	17	10	171
Closing balance December 31, 2012	(98)	(467)	(309)	(5,071)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in SEK millions unless otherwise stated)

(SEK million)	Capitalized expenditure	Patents and trademarks	Licenses and beneficial rights	Goodwill
Book value carried forward
As per January 1, 2010	39	1,151	233	5,239
As per December 31, 2010	20	1,009	153	4,928

As per January 1, 2011	20	1,009	153	4,928
As per December 31, 2011	34	522	26	2,447

As per January 1, 2012	34	522	26	2,447
As per December 31, 2012	58	502	16	2,866

Only external expenditure have been capitalized.

Amortization by function (SEK million)	2012	2011	2010
Cost of goods and services	26	43	54
Administrative expenses	2	42	46
Other operating expenses	6	0	1
Total	35	85	101

Impairment losses by function (SEK million)	2012	2011	2010
Cost of goods and services	15	548	9
Selling expenses	0	2,441	-
Total	15	2,990	9

Impairment tests for cash-generating units

Major cash generating units with significant carrying amounts of goodwill are:

(SEK million)	2012	2011	2010
Viasat Film	666	666	666
Prima Group	807	818	850
P4 Radio	495	487	492
Nova	-	-	2,442
Ukraine	204	204	204
Subtotal	2,172	2,176	4,654

Other units	694	272	274
Total	2,866	2,447	4,928

The change in goodwill for Prima Group and P4 Radio in 2012, 2011 and 2010 are due to translation differences. The goodwill in Nova was impaired in 2011.

Trademarks with indefinite lives included in Patents and trademarks are:

(SEK million)	2012	2011	2010
Prima Group	191	194	209
P4 Radio	275	271	272
Nova	-	-	464
Subtotal	466	464	945

Other units	36	57	102
Total	502	522	1,047

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in SEK millions unless otherwise stated)

The change in trademark for Prima Group and P4 Radio in 2012, 2011 and 2010 are due to translation differences. The trademark in Nova was impaired in 2011.

Impairment testing

Impairment testing of the goodwill and other intangible assets with indefinite lives for cash-generating units in the business segment are based on calculations of the recoverable amount based on value in use, and by use of a discounted cash flow model. The cash flow is discounted at a pre-tax interest of 12% (12%;12%). A higher interest rate might be used in some cases, depending on circumstances such as territory. The model involves key assumptions such as terminal values, market growth rates, and working capital requirements. These cash flow projections, calculated over a minimum of a five year period, are based on actual operating results, forecasts and financial projections, using historical trends, general market conditions, industry trends and other available information. After the five-year period, a growth rate of 2.5% (2.5%;2.5%) is normally applied.

The cash flow projections are based on a sustainable growth rate which is individually estimated based on each unit's outlook. Individual assumptions are also made on cost and capital turnover development. The cash flow is discounted for each unit using an appropriate discount rate considering the cost of capital and risk with individual consideration taken.

Impairments

The impairment tests are done on a regular basis, annually or when triggered by event. In 2011, based on the impairment tests, the Board and the management concluded that the goodwill and other intangible assets relating to Nova, Bulgaria, had an impairment requirement of in total SEK 2,979 million, of which SEK 2,441 million related to goodwill, SEK 472 million to trademark and SEK 66 million to the broadcasting license. Nova is reported in the Free-TV Emerging Markets segment. The discount rate used has been the same as for previous periods. The write-down was due to the ongoing deterioration of the market in Bulgaria during 2011. The economy is dependent on export to other EU countries and contributions from EU. The effect from the ongoing accelerating crisis in Greece and the euro crisis during 2011 contributes to the greater uncertainty in all economic forecasts.

The goodwill and other intangible assets are calculated at net present value in use, as described above. The discount rate used when calculating the recoverable amount related to Nova was 12 per cent before tax in all three periods. Impairment losses in goodwill are included in selling expenses in the income statement.

Sensitivity

The units, which do not indicate an impairment requirement, have such a margin that reasonably possible adverse changes in individual parameters would not cause the value in use to fall below the book value. However, cash flow projections are to its nature more uncertain and may also be influenced by factors not in control by the company. Such factors could be general market conditions, which might quickly deteriorate due to a financial crisis such as the on-going euro crisis or crisis due to bankruptcies in the financial sector.

The following table shows how the carrying amount relates to the recoverable amount. The calculation does not indicate impairment, but a change in the recoverable amount, depending on changes in market conditions or other parameters, could result in an impairment. The carrying amount is expressed as 100. A recoverable amount below 100 indicates that the carrying value is above the recoverable amount, and hence an impairment might be considered.

Ukraine
Recoverable amount	163
Carrying amount	100

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in SEK millions unless otherwise stated)

Carrying amount of 100 in relation to recoverable amount in case of increase in the discount rate:

+ 1 percentage points	129
+ 5 percentage points	42

A change in the discount rate of 2 percentage points will result in a relation of the recoverable amount to the carrying amount of 100.

Note 11	Tangible assets

(SEK million)	Machinery	Equipment, tools and installations
Acquisitions
Opening balance January 1, 2010	112	919
Investments during the year	17	98
Divestment during the year	(8)	(11)
Discontinued operations	-	(11)
Change in Group structure, reclassifications etc	5	(7)
Translation differences	(7)	(59)
Closing balance December 31, 2010	118	929

Opening balance January 1, 2011	118	929
Investments during the year	26	59
Divestment during the year	(5)	(12)
Change in Group structure, reclassifications etc	(7)	(5)
Translation differences	(3)	(8)
Closing balance December 31, 2011	129	963
Opening balance January 1, 2012	129	963
Investments during the year	25	64
Acquisitions during the year	54	55
Divestment during the year	(17)	(20)
Change in Group structure, reclassifications etc	(5)	3
Translation differences	(2)	(16)
Closing balance December 31, 2012	183	1,047

Accumulated depreciation
Opening balance January 1, 2010	(63)	(621)
Divestment during the year	8	6
Depreciation during the year	(18)	(105)
Impairment losses during the year	0	(2)
Discontinued operations	-	7
Change in Group structure, reclassifications etc	(3)	(2)
Translation differences	6	37
Closing balance December 31, 2010	(70)	(680)

Opening balance January 1, 2011	(70)	(680)
Divestment during the year	5	5
Depreciation during the year	(19)	(78)
Impairment losses during the year	(4)	(4)
Change in Group structure, reclassifications etc	6	5
Translation differences	3	6
Closing balance December 31, 2011	(79)	(745)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in SEK millions unless otherwise stated)

Opening balance January 1, 2012	(79)	(745)
Divestment during the year	16	15
Depreciation during the year	(24)	(88)
Impairment losses during the year	-	0
Change in Group structure, reclassifications etc	1	(1)
Translation differences	1	11
Closing balance December 31, 2012	(85)	(807)

Book values carried forwards
As per January 1, 2010	48	298
As per December 31, 2010	48	249

As per January 1, 2011	48	249
As per December 31, 2011	50	217

As per January 1, 2012	50	217
As per December 31, 2012	98	240

Depreciation by function (SEK million)	2012	2011	2010
Cost of goods and services	32	39	53
Selling expenses	0	0	11
Administrative expenses	44	52	47
Other operating expenses	35	7	12
Total	112	98	123

Impairment losses by function (SEK million)	2012	2011	2010
Cost of goods and services	0	7	2
Other operating expenses	-	-	-
Total	0	7	2

Note 12	Long-term financial assets

Shares in subsidiaries (within the Group) Parent companies in bold	Co. Reg.no.	Registered office	Share capital (%)	Voting rights (%)
Modern Times Group MTG AB	556309-9158	Stockholm
MTG Investment AS		Norway	100	100
MTG Publishing AB	556457-2229	Stockholm	100	100
MTG Services AB	556022-0831	Stockholm	100	100
MTG Financing Partners HB	969725-9514	Stockholm	100	100
MTG Broadcasting SA		Luxembourg	100	100
MTG Broadcasting Holding AB	556580-7806	Stockholm	100	100
MTG Broadcasting AB	556353-2687	Stockholm	100	100
ViaSat Pay Channels AB	556098-4709	Stockholm	100	100
Viaplay AB	556513-5547	Stockholm	100	100
Zitius Service Delivery AB	556642-8339	Stockholm	80	80
Viasat AS		Estonia	100	100
Viasat AS Latvia filiāle		Latvia	100	100
Eesti Vaba Television EVTV		Estonia	100	100
UAB TV3 Lithuania		Lithuania	100	100
TV3 AS Estonia		Estonia	100	100
SIA TV3 Latvia		Latvia	100	100

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in SEK millions unless otherwise stated)

Shares in subsidiaries (within the Group) Parent companies in bold	Co. Reg.no.	Registered office	Share capital (%)
AS Latvijas Neatkarīgā Televīzija		Latvia	100	100
Viasat Hungária Zrt.		Hungary	95	95
MTG Russia AB	556650-6472	Stockholm	100	100
Felista ZAO		Russia	100	100
Viasat Holding LLC		Russia	100	100
Viasat Global LLC		Russia	100	100
Viasat Entertainment LLC		Russia	100	100
Viasat Media LLC		Russia	100	100
Prva TV d.o.o.		Slovenia	100	100
Viasat Ukraine LLC		Ukraine	100	100
MTG Africa Ltd		United Kingdom	100	100
MTG Africa AB	556170-2217	Stockholm	100	100
MTG Africa Management Ltd		Ghana	100	100
Modern African Productions Ltd		Ghana	100	100
Viasat Broadcasting G Ltd		Ghana	85	85
Viasat 1 Tanzania Ltd		Tanzania	49	49
MTG Senegal Ltd		Senegal	100	100
MTG Broadcasting Nigeria Ltd		Nigeria	100	100
Modern Times Group Uganda Ltd		Uganda	100	100
Nova Televizia First Private Channel EAD		Bulgaria	95	95
Agency Eva OOD		Bulgaria	76	76
Edutainment Television Group S.àr.l.		Luxembourg	51	51
LLC TV Education		Russia	51	51
LLC Viasat DaVinci		Russia	51	51
Viasat AB	556304-7041	Stockholm	100	100
Viasat Satellite Service AB	556278-7910	Stockholm	100	100
MTG Broadcast Centre Stockholm AB	556493-2340	Stockholm	100	100
Viasat Sales AB	556840-9287	Stockholm	100	100
Viasat Film AB	556133-5521	Stockholm	100	100
Viasat Film AS		Norway	100	100
OY Viasat Finland Ab		Finland	100	100
Viastrong Holding AB	556733-1086	Stockholm	85	85
Solutions LLC		Ukraine	85	85
Vision TV LLC		Ukraine	85	85
Vision Media LLC		Ukraine	85	85
FTV Prima Holding A.S.		The Czech Republic	50	50
FTV Prima, spol s.r.o.		The Czech Republic	50	50
TV Produkce, a.s.		The Czech Republic	50	50
Česká výrobní s.r.o.		The Czech Republic	50	50
Regio Media a.s.		The Czech Republic	50	50
TV Vřídlo s.r.o.		The Czech Republic	50	50
TV Lyra s.r.o.		The Czech Republic	30	30
MTG Modern Group Espana SL		Spain	100	100
Viasat Broadcasting UK Ltd		United Kingdom	100	100
3+ Television Ltd		United Kingdom	100	100
TV3 Broadcasting Group Ltd		United Kingdom	100	100
TV3 AB	556153-9726	Stockholm	100	100
TV3 A/S		Denmark	100	100
TV3 AS		Norway	100	100
Televisionsaktiebolaget TV8	556507-2401	Stockholm	100	100
Viasat World Ltd		United Kingdom	100	100
MTG TV Online Ltd		United Kingdom	100	100
MTG Radio AB	556365-3335	Stockholm	100	100
KiloHertz AB	556444-7158	Stockholm	100	100

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in SEK millions unless otherwise stated)

Shares in subsidiaries (within the Group) Parent companies in bold	Co. Reg.no.	Registered office	Share capital (%)	Voting rights (%)
Star FM SIA		Latvia	100	100
Mediainvest Holding AS		Estonia	100	100
UAB TV3 Radio Lithuania		Lithuania	100	100
MTG Radio Sales AB	556490-7979	Stockholm	100	100
MTG Studios AB	556264-3261	Stockholm	100	100
Redaktörerna i Stockholm AB	556472-8425	Stockholm	100	100
Engine AB	556572-8408	Stockholm	100	100
Strix Television AB	556345-5624	Stockholm	100	100
Strix Drama AB	556419-9544	Stockholm	100	100
Strix Televisjon AS		Norway	100	100
Strix Television B.V.		Netherlands	100	100
Paprika Holding AB	556896-1444	Stockholm	53	53
Paprika Latino Studios EOOD		Bulgaria	53	53
Paprika Latino Studios D.O.O		Serbia	53	53
Paprika Latino Studios SRL		Romania	53	53
Paprika Latino Studio d.o.o		Slovenia	53	53
Paprika Latino Studios Kft		Hungary	53	53
MTG Holding AB	556057-9558	Stockholm	100	100
MTG Online AB	556461-1662	Stockholm	100	100
Bäckegruve AB	556170-7752	Stockholm	100	100
MTG Accounting AB	556298-5597	Stockholm	100	100
Senaste Nytt på Nätet SNN AB	556448-0076	Stockholm	100	100
MTG Modern Services AB	556711-0290	Stockholm	100	100
Modern Betting Ltd		Malta	100	100
Bet24 Ltd		United Kingdom	100	100
Nordic Casino Ltd		Malta	100	100
B24 Marketing Services Ltd		Gibraltar	100	100
Nordic Betting Ltd		Malta	100	100
Bet 24 ApS		Denmark	100	100
Modern Times Group MTG A/S		Denmark	100	100
Strix Television A/S		Denmark	100	100
ViaSat A/S		Denmark	100	100
Viasat Sport A/S		Denmark	100	100
Viasat Film A/S		Denmark	100	100
TV2 Sport A/S		Denmark	100	100
Modern Times Group MTG AS		Norway	100	100
Viasat AS		Norway	100	100
SportN AS		Norway	100	100
TV4 AS		Norway	100	100
P4 Radio Hele Norge AS		Norway	100	100
P5 Radio Halve Norge AS		Norway	100	100
OY Suomen Radioviestinäly (SR)		Finland	69	69
OY Special-Hopea (SH)		Finland	100	100
Radio Melodi Norge AS		Norway	100	100
P6 Radio Rundt i Norge AS		Norway	100	100

Shares in joint venture companies	Registered office	Share capital (%)	Voting rights (%)
Raduga Holding S.A.	Luxembourg	50	50
LLC DalGeoCom	Russia	100	100
LLC Raduga 2009	Russia	100	100
LLC Raduga 2011	Russia	100	100

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in SEK millions unless otherwise stated)

Shares in associated companies within the Group (SEK million)	Co. Reg.no.	Registered office	Number of shares	Share capital (%)	Voting rights (%)	Book value 31 Dec 2012	Book value 31 Dec 2011	Book value 31 Dec 2010	Market value 31 Dec 2012
Forum och Marknad 107,7 i Nyköping HB	969651-4125	Nyköping	-	33	33	0	0	0
Lugna Favoriter 104,7 i Stockholm HB	969651-2970	Stockholm	-	33	33	0	0	0
GH GigaHertz HB	969616-7551	Göteborg	-	33	33	1	1	1
Göteborg Air 105,9 HB	969661-0600	Göteborg	-	33	33	0	0	0
Jönköpings Reklamradio 106,0 HB	969651-3739	Jönköping	-	33	33	0	0	0
Mediamätning i Skandinavien MMS AB	556353-3032	Stockholm	1,225	25	25	6	6	6
Power i Stockholm HB	969651-2236	Stockholm	-	33	33	0	0	0
Radio 2000 107,6 Helsingborg HB	969651-5015	Helsingborg	-	33	33	0	0	0
Radio Air 104,5 i Hällby och Eskilstuna HB	969651-1980	Eskilstuna	-	33	33	0	0	0
Radio National i Luleå AB	556475-0411	Stockholm	490	49	49	0	1	1
Radio National i Skellefteå AB	556475-0346	Stockholm	490	49	49	0	0	0
Radio Storpannan 104,8 i Göteborg HB	969651-2228	Göteborg	-	33	33	0	0	0
Reklammedia 104,4 i Kil och Karlstad HB	969651-4109	Karlstad	-	33	33	0	0	0
Reklammedia 107,3 i Kristianstad HB	969651-3697	Kristianstad	-	33	33	0	0	0
RadioIndustri Xerkses i Borås AB	556034-4391	Borås	490	49	49	7	7	7
Rix i Skandinavien AB	556475-3670	Stockholm	500	50	50	0	0	0
AB Sappa	556453-6281	Göteborg	4,270	50	50	8	11	9
Radiobranschen RAB AB	556623-1345	Stockholm	400	40	40	0	0	0
Trestad Air 105,0 HB	969651-2715	Vänersborg	-	33	33	0	0	0
Växjö Reklamradio 104,3 HB	969651-1972	Växjö	-	33	33	0	0	0
Z-Radio 101,9 HB	969651-2269	Stockholm	-	33	33	0	0	0
Östersund Air 104,0 HB	969651-2681	Östersund	-	33	33	0	0	0

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in SEK millions unless otherwise stated)

Shares in associated companies within the Group (SEK million)	Co. Reg.no.	Registered office	Number of shares	Share capital (%)	Voting rights (%)	Book value 31 Dec 2012	Book value 31 Dec 2011	Book value 31 Dec 2010	Market value 31 Dec 2012
Radio Nova		Finland	-	22	22	5	7	8
Norges Mobil TV AS		Norway	33,334	33	33	0	0	0
Digital Radio Norge AS		Norway	36	33	33	0	0	0
Kimtevill HB	969680-2272	Stockholm	-	33	33	0	0	0
Altlorenscheuerhof S.A.		Luxembourg	625	33	33	9	10	10
CTC Media, Inc.		USA	60,008,800	38	38	1,903	1,878	1,785	3,035
Total						1,940	1,922	1,827

Shares in associated companies (SEK million)	2012	2011	2010
Balance brought forward January 1	1,922	1,827	1,798
Investments in associated companies	4	0	2
Share of earnings in associated companies	429	634	482
Share of tax expense in associated companies	(152)	(197)	(158)
Dividend received	(220)	(325)	(223)
Effect of employee share option programs CTC Media	27	73	72
Translation differences	(71)	(90)	(146)
Balance carried forward December 31	1,940	1,922	1,827

Shares and participations in other companies, within the group (SEK million)	Registered office	Number of shares	Share capital (%)	Votingrights (%)	Book value 31 Dec 2012	Book value 31 Dec 2011	Book value 31 Dec 2010	Market value 31 Dec 2012
Metro International S.A. – shares	Luxembourg	-	-	-	-	4	8	-
Metro International S.A. – warrants	Luxembourg	-	-	-	-	4	9	-
CDON Group options	Stockholm	6,578,947			47	62	49	47
Other					1	0	0	1
Total					48	71	67	48

In 2012, the parent company sold the warrants and the debentures in Metro International S.A. to Investment AB Kinnevik for SEK 24 million.The shares were classified as shares available-for-sale, and were thereby valued at fair value. The change in the fair value was recognized in other comprehensive income. The cumulative net changes were recognized in the fair value reserve in equity. The subordinated debentures were recognized in the statement of financial position as Other long-term receivables. In 2010, the Group invested in the CDON Group convertible loan.

Shares and participation in other companies (SEK million)	2012	2011	2010
Accumulated acquisition value
Opening balance January 1	116	116	73
Reclassification convertible debentures Metro	-	-	(4)
Sale of warrants and shares in Metro	(68)	-	-
Acquisition CDON Group share options	-	-	47
Total acquisition values	47	116	116

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in SEK millions unless otherwise stated)

Accumulated fair value revaluations
Opening balance January 1	(44)	(49)	(53)
Revaluation available-for-sale during the year	61	(10)	2
Revaluation fair value through profit and loss during the year	(15)	14	2
Total fair value revaluations	1	(44)	(49)
Closing balance December 31,	48	71	67

Note 13	Nature of expenses

(SEK million)	2012	2011	2010
Net sales	13,336	13,473	13,101
Cost of programs and goods	(6,920)	(6,824)	(6,235)
Distribution costs	(1,537)	(1,567)	(1,412)
Employee benefits expense	(1,736)	(1,627)	(1,782)
Depreciation and amortization expense	(147)	(183)	(218)
Asset impairment charges	(15)	(2,998)	(11)
Other expenses	(1,286)	(1,523)	(1,503)
Share of earnings in associated companies	277	436	324
Operating Income	1,972	(812)	2,266

Note 14	Accounts receivable

(SEK million)	December 31, 2012	December 31, 2011	December 31, 2010
Accounts receivable
Gross accounts receivable	1,617	1,562	1,560
Less allowances for doubtful accounts	(154)	(182)	(191)
Total	1,464	1,380	1,369

Allowance for doubtful accounts
Opening balance January 1	182	191	199
Provision for potential losses	40	55	58
Actual losses	(49)	(42)	(37)
Reversed write-offs	(16)	(38)	(9)
Discontinued operations	-	-	(6)
Translation differences	(3)	16	(13)
Closing balance December 31	154	182	191

Receivables due without provisions for bad debt
< 30 days	180	181	211
30-90 days	133	85	62
> 90 days	13	35	3
Total	326	301	276

Receivables due with provisions for bad debt
> 90 days	154	182	191
Total	154	182	191

Note 15	Cash and cash equivalents

(SEK million)	December 31, 2012	December 31, 2011	December 31, 2010
Bank balances	748	468	494
Deposits	0	1	5
Total	748	470	500

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in SEK millions unless otherwise stated)

Note 16	Earnings per share

(SEK million)	2012	2011	2010
Earnings per share before dilution
Net income for the year attributable to equity holders of the parent company, continuing operations	1,526	(1,327)	1,731
Net income for the year attributable to equity holders of the parent company, discontinued operations	-	-	1,790
Net income for the year attributable to equity holders of the parent company, total Group	1,526	(1,327)	3,522

Shares outstanding on January 1	66,403,237	66,342,124	65,896,815
Effect from stock options exercised	143,919	41,523	127,550
Weighted average number of shares, basic	66,547,156	66,383,647	66,024,365

Basic earnings per share, continuing operations, SEK	22.93	(19.98)	26.22
Basic earnings per share, discontinued operations, SEK	-	-	27.12
Basic earnings per share, total Group, SEK	22.93	(19.98)	53.33

Diluted earnings per share
Net income for the year attributable to equity holders of the parent company	1,526	(1,327)	3,522
Effect from dilution in associated companies (CTC Media)	0	(2)	(1)
Diluted net income for the year attributable to the equity holders of the parent company	1,526	(1,329)	3,521

Weighted average number of shares, basic	66,547,156	66,383,647	66,024,365
Effect from stock options and performance rights and options	172,021	-	353,087
Weighted average number of shares, diluted	66,719,177	66,383,647	66,377,452

Diluted earnings per share, continuing operations, SEK	22.87	(20.02)	26.06
Diluted earnings per share, discontinued operations, SEK	-	-	26.97
Diluted earnings per share, total Group, SEK	22.87	(20.02)	53.03

Potentially dilutive instruments

Modern Times Group MTG AB has outstanding long-term incentive plans. For the share options, the calculation of the potential dilution are done to determine the number of shares that could have been acquired at fair value based on the value of the subscription rights. Retention and performance share rights are included in the potentially dilutive shares from the start of the program, and in accordance with the performance targets achieved. The dilution from the incentive plans is a consequence of the 2010, 2011 and 2012 programs. Further, the Company has outstanding programs, where the strike price or performance are not yet achieved. These rights and options might be diluting in the future.  As per December 31, 2012 these amounted to 266,050 (562,892; 817,785).

Note 17	Shareholders’ equity

Parent company Shares issued (SEK million)	Number of shares paid	Quota value
MTG Class A	5,878,931	29
MTG Class B	60,903,193	305
MTG Class C	865,000	4
Total number of shares issued/total quota value as per December 31, 2012	67,647,124	338

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in SEK millions unless otherwise stated)

The holder of an MTG Class A share is entitled to 10 voting rights, the holder of an MTG Class B and MTG Class C share one voting right. Class C shareholders are not entitled to dividend payments. The Class C shares are held by the parent company. The quota value is SEK 5 per share.

Parent company	Class A shares	Class B shares	Class C shares	Total
December 31, 1997	15,123,741	44,573,991		59,697,732
New share issue 2000	5,410,532	1,266,892		6,677,424
December 31, 2000	20,534,273	45,840,883		66,375,156
Conversion of Class A shares to Class B shares 2001	(4,988,652)	4,988,652		-
December 31, 2001	15,545,621	50,829,535		66,375,156
New share issue 2006, exercise of stock options issued 2001	-	667,368		667,368
December 31, 2006	15,545,621	51,496,903		67,042,524
New share issue 2007, exercise of stock options issued 2001	-	29,016		29,016
Conversion of Class A shares to Class B shares, 2007	(303,953)	303,953		-
Repurchase of Class B shares 2007	-	(719,000)		(719,000)
December 31, 2007	15,241,668	51,110,872		66,352,540
New share issue 2008, exercise of stock options issued 2005		335,835		335,835
New share issue 2008, share option plan issued 2008			480,000	480,000
Conversion of Class A shares to Class B shares, 2008	(150,242)	150,242		-
Repurchase of Class B shares 2008		(798,000)		(798,000)
December 31, 2008	15,091,426	50,798,949	480,000	66,370,375
New share issue 2009, exercise of stock options issued 2005		6,440		6,440
New share issue 2009, share option plan issued 2009			370,000	370,000
Conversion of Class A shares to Class B shares, 2009	(7,160,725)	7,160,725		-
Shares issued December 31, 2009	7,930,701	57,966,114	850,000	66,746,815
New share issue 2010, exercise of stock options issued 2006 and 2007		445,309		445,309
New share issue 2010, share option plan issued 2010			215,000	215,000
Conversion of Class A shares to Class B shares	(1,293,888)	1,293,888		-
Shares issued December 31, 2010	6,636,813	59,705,311	1,065,000	67,407,124
New share issue 2011, share option plan issued 2011			240,000	240,000
Conversion of Class A shares to Class B shares 2011	(757,882)	757,882		-
Conversion of Class C shares to Class B shares 2011		440,000	(440,000)	-
Shares issued December 31, 2011/ 2012	5,878,931	60,903,193	865,000	67,647,124

Out of the totally issued shares, 169,602 Class B shares and 865,000 Class C shares are held as treasury shares.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in SEK millions unless otherwise stated)

Parent company (SEK)	2012	2011	2010
Proposed/decided cash dividends	10.00	9.00	7.50

The Board of Directors propose to the Annual General Meeting 2013 an ordinary dividend of SEK 10.00 (9.00; 7.50) per share, which corresponds to 42% of this year’s net income. The total proposed dividend payment would amount to a maximum of SEK 666,838,970, based on the maximum potential number of outstanding ordinary shares as at the record date. The Group continues to maintain a strong financial position for its future development. The Board of Directors was given a mandate to buy back shares at the Annual General Meeting in 2012, 2011 and 2010.

Paid-in capital/Premium reserve

The paid-in capital arises when shares are issued at a premium, i.e. shares were paid at a higher price than the quotient value. The premium reserve in the parent company relates to employee options exercised during 2010, 2009 and 2008 only.

Translation reserve in equity

Translation reserve comprises all foreign exchange differences arising from the translation of the financial statements of foreign operations to Swedish krona in the consolidated accounts.

(SEK million)	2012	2011	2010
Opening balance, January 1	(276)	(150)	642
This year's translation differences, net of tax	(122)	(126)	(792)
Realized accumulated translation differences by sale of shares in Group companies	-	-	0
Total accumulated translation differences, December 31,	(398)	(276)	(150)

MTG hedged the book value of the net investment in Nova Televizia against fluctuation in currency rates, that is, the risk related to changes in currency rates between the Swedish krona and Bulgarian leva. In relation to the acquisition, MTG raised a euro loan which is recognized as hedging instrument for part of the investment. The loan was repaid during 2009.

Hedging reserve

The hedging reserve comprises the effective portion of the cumulative net change in the fair value of cash flow hedging instruments related to hedged transactions that have not yet occurred.

(SEK million)	2012	2011	2010
Opening balance, January 1	51	30	21
Recognized in other comprehensive income	(31)	21	9
Recognized in the income statement	(92)	16	(1)
Transferred to the acquisition value of item hedged (inventory program rights)	92	(16)	2
Closing balance, December 31,	20	51	30

Fair value reserve

The fair value reserve includes the cumulative net change in the fair value of available-for-sale investments until the investment is derecognized. If a decrease in values has occurred for a longer period of time, the change is charged to the income statement and will therefore not be recognized in the fair value reserve.

(SEK million)	2012	2011	2010
Opening balance, January 1	0	10	8
Recognized in other comprehensive income	0	(10)	2
Closing balance, December 31	0	0	10

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in SEK millions unless otherwise stated)

Revaluation reserve

The revaluation reserve includes revaluation of trademarks in relation to successive share purchase.

(SEK million)	2012	2011	2010
Opening balance, January 1	(12)	(12)	(12)
Closing balance, December 31	(12)	(12)	(12)

Retained earnings

Retained earnings comprise of previously earned income.

Non-controlling interest

In subsidiaries not wholly owned, the share of equity owned by external shareholders is recorded as non-controlling interest.

Note 18	Provisions

(SEK million)	Royalties and other provisions	Pension provisions	Total
Opening balance, January 1, 2010	224	14	238
Provisions during the year	189	1	190
Utilized during the year	(145)	-	(145)
Reversed during the year	(78)	-	(78)
Translation differences	(7)	(1)	(7)
Closing balance, December 31, 2010	183	14	197

Provisions during the year	177	-	177
Utilized during the year	(66)	-	(66)
Reversed during the year	(46)	(1)	(46)
Translation differences	(1)	0	(1)
Closing balance, December 31, 2011	248	13	261

Provisions during the year	174	-	174
Utilized during the year	(72)	-	(72)
Reversed during the year	(34)	(5)	(39)
Translation differences	(4)	0	(4)
Closing balance, December 31, 2012	312	9	320

Included in non-current liabilities December 31, 2010	183	14	197
Included in non-current liabilities December 31, 2011	248	13	261
Included in non-current liabilities December 31, 2012	312	9	320

The entire pension costs are recognized in operating income. The Group’s defined-benefit pension plans for employees upon retirement exist in Norway and in one Swedish company. The Swedish plans are multi-employer defined benefit plans. The Group reports these pension costs in the same way as defined contribution plans.

Note 19	Pledged assets and Contingent liabilities

(SEK million)	December 31, 2012	December 31, 2011	December 31, 2010
Guarantees external parties	-	-	-
Total	-	-	-

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in SEK millions unless otherwise stated)

Various MTG companies are involved in disputes with collecting societies over payment of royalties for the past use of copyrights and similar rights. Further, MTG companies are parties to litigation.  The Company does not believe that liabilities related to these matters are likely to have a material adverse effect on the financial position of the Group. These litigations are therefore not included in the contingency liabilities. There are no pledged assets in 2012, 2011 and 2010.

Note 20	Financial instruments and financial risk management

Capital management

The primary objective of the Group's capital management is to ensure financial stability, manage financial risks and secure the Group's short-term and long-term need of capital. The Group defines its capital as equity including non-controlling interest as stated in the statement of financial position.

The Group manages its capital structure and makes adjustments when necessary due to economic conditions in its environment. To maintain or adjust the capital structure, the Group may change the dividend payment to shareholders, buy-back shares or issue new shares.

The Group monitors capital efficiency using different ratios, such as net debt, return on capital employed and equity to assets ratio.

Financial risk management

In addition to business operational risks, MTG is exposed to various financial risks in its operations. The most important financial risks are refinancing-, credit-, interest rate- and currency risk, which all are regulated by a Financial Policy adopted by MTG’s Board of Directors.

The Group’s financial policy constitutes a framework of guidelines and rules for financial risk management and financial activities in general. The policy is subject to a yearly review. The Group’s financial risks are continuously compiled and followed up at corporate level by MTG's treasury function to ensure compliance with the financial policy. The parent company functions as the Group’s internal bank and the treasury function is responsible for managing the financial risks. The aim is to limit the Group’s financial risks, and ensure that the Group has appropriate and secure financing for its current needs.

Liquidity in the Group is concentrated with the central financing function and in local cash pools. Surplus liquidity may be invested during a period of maximum six months. The financial policy involves a special counterparty regulation by which a maximum credit exposure for various counterparties to minimize the risk is stipulated.

Financing and refinancing risk

Financing risk is the risk of not being able to meet the need for future funding requirements. MTG’s sources of funding are primarily shareholders’ equity, cash flows from operations and borrowing. The refinancing risk is limited partly through having loans with a number of financial institutions, partly by initiating refinancing of all loans 12 months prior to maturity.

External borrowing is managed centrally in accordance with the Group’s financial policies. Loans are primarily taken up by the parent company, and transferred to subsidiaries as internal loans or capital injections. There are also companies, including those where the Group owns a 50% interest, who have external loans and/or overdraft facilities connected directly to these companies.

In October 2010, the Group arranged a new SEK 6,500 million five year revolving multi-currency credit facility, replacing the then existing loan facilities. The latter comprised a revolving multicurrency credit facility of SEK 3,500 million which was granted in February 2006. The facility was unsecured, with no required amortizations,

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in SEK millions unless otherwise stated)

and available until February 2011. It also replaced a new mid-term credit facility of SEK 3,000 million granted in July 2009, and available until July 2, 2012. The existing loan agreements have covenants based on the ratios total consolidated net debt in relation to consolidated EBITDA and consolidated EBITDA to net financial expenses. There are no regulatory external capital requirements to be met by the parent company or any of the subsidiaries other than covenants. The revolving credit facility of SEK 6,500 million can be paid out in optional currencies and the interest rate varies with IBOR, depending on the currency utilized.

In addition to the credit facilities, two overdraft facilities of SEK 50 million, in total SEK 100 million, are granted. As per December 31, 2012 SEK 900 (1,542; 2,700) million of the credit facilities were utilized. The available liquid funds as per December 31, 2012 was 6,448 (5,528; 4,400).

The Prima Group has a revolving credit facility of CZK 220 million, of which CZK 60 million is an overdraft facility. The facilities were unutilized on December 31, 2012, 2011 as well as 2010.

The Bulgarian company Nova has a credit facility of EUR 6 million, of which EUR 5,7 (4.9; 5.8) million were drawn at the balance sheet date. EUR 0.3 (1.1; 0.2) million were unutilized as per December 31, 2012. As per December 31, 2009 a bank guarantee of EUR 0.8 million to an external supplier were provided. The guarantee expired at the beginning of 2010.

(SEK million)	2012	2011	2010
Interest-bearing loans and borrowings	(953)	(1,566)	(2,741)
Other interest-bearing liabilities	(71)	(9)	(27)
Cash and short term deposits	748	470	500
Long- and short-term interest-bearing assets	275	307	242
Net debt	(1)	(797)	(2,026)

Financial lease liabilities

The leasing liabilities refer to play out equipment and cameras, and, from September 2012, active broadband network components. The equipment had a value of SEK 39 (1; 2) million as per December 31. Finance lease liabilities are payable as follows:

	2012
(SEK million)	Minimum lease payments	Interest	Principal
Less than a year	17	2	15
Between one and five years	28	1	27
Total financial lease	45	3	43

	2011
(SEK million)	Minimum lease payments	Interest	Principal
Less than a year	5	0	5
Between one and five years	0	0	0
Total financial lease	5	0	5

	2010
(SEK million)	Minimum lease payments	Interest	Principal
Less than a year	4	0	3
Between one and five years	4	0	4
Total financial lease	8	1	7

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in SEK millions unless otherwise stated)

Interest-bearing liabilities

(SEK million)	December 31, 2012	December 31, 2011	December 31, 2010
Non-current liabilities
Non-current portion of bank loans	903	1,522	2,667
Other long-term liabilities	3	2	12
Finance lease liabilities	27	-	4
Total	934	1,524	2,683

Current liabilities
Current portion of bank loans	50	44	73
Other short-term interest-bearing liabilities	25	1	9
Current portion of finance lease liabilities	15	5	0
Total	90	50	83

Terms and payback period, gross values

	2012
(SEK million)	Interest rate	Fixed interest term	Effective interest rate	Total	12 months or less	1-2 years	More than 2 years
Finance lease liabilities	3.32-7.64	12 months	3.32-7.64	45	17	28	-
Loan from bank	2.56-4.67	1 month	4.67	1,079	98	42	939
Forward agreements				55	55	-	-
Interest-bearing liabilities				28	25	3	-
Accounts payable				1,079	1,079	-	-

	2011
(SEK million)	Interest rate	Fixed interest term	Effective interest rate	Total	12 months or less	1-2 years	More than 2 years
Finance lease liabilities	6.3-7.2	12 months	6.3-7.2	5	5	0	-
Loan from bank	2.29-3.35	1 month	4.79	1,881	117	74	1,689
Forward agreements				54	54	-	-
Interest-bearing liabilities				8	1	7	-
Accounts payable				1,172	1,172	-	-
				3,120	1,350	81	1,689

	2010
(SEK million)	Interest rate	Fixed interest term	Effective interest rate	Total	12 months or less	1-2 years	More than 2 years
Finance lease liabilities	6.3-7.2	12 months	6.3-7.2	8	4	4	-
Loan from bank	1.1-4.05	1 month	1.56	2,933	73	80	2,780
Forward agreements				56	56	-	-
Other interest-bearing liabilities				17	5	12	-
Accounts payable				1,008	1,008	-	-
				4,023	1,147	96	2,780

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in SEK millions unless otherwise stated)

The interest payments arising from the financial instruments were calculated using the last interest rates before or on December 31. The liabilities were calculated to be repaid on the earliest possible time period.

Overdraft facilities

The amount granted for bank overdraft facilities in Sweden at December 31, 2012, equaled SEK 100 (100; 100) million, of which SEK 100 (100; 100) million was unutilized. The Prima Group is granted a bank overdraft facility of CZK 60 (60; 60) million, of which CZK 60 (60; 60) million was unutilized.

Market risks

Interest rate risk

Interest rate risk is the risk that changes in the market interest rates will adversely affect cash flow and financial assets and liabilities. Group financial policy is to have a balanced mix between variable and fixed interest rates and to match lending and borrowing in terms of interest rates and maturity periods. The interest bearing multi-currency facility exposes the Group to interest rate risk and, during 2010-2012, the interest rate period was short term.

Short-term investments and cash and cash equivalents amount to SEK 748 (470; 500) and the average interest rate period on these assets was less than 1 month. With an average fixed interest period of 1 (1; 1) month on the revolving credit facility that amount to SEK 900 (1,542; 2,700), a one percentage change in interest rates would have an impact on the Group's interest expense of approximately SEK 8 (14; 25) million. The calculation is based on the change in interest expense after the interest period and does not take the maturity of the loans or changes in currency rates into consideration. The Group does not currently use derivative financial instruments to hedge its interest risks.

Credit risk

Credit risk is defined as the risk that the counterparty in a transaction will not fulfill its contractual obligations and that any collateral will not cover the claim of the MTG Company. The credit risk in the Group consists of financial credit risk and customer credit risk.

Financial credit risk is the risk arising for the Group in its relations with financial counterparties in the case of deposits of surplus funds, bank account balances and investments in financial assets. Administration of the financial credit risk, arising from corporate treasury transactions when using derivative instruments, is regulated in the financial policy.

The Group’s policy related to the credit risk in financial activities expresses only well-established international financial institutions as counterparties. The counterparties must possess a rating at least equivalent to Moody’s A-1 or equivalent rating at other rating institute. Transactions are made within fixed limits and exposures are continuously monitored. MTG has signed standardized netting agreements (ISDA) with counterparties of the bank funding group in efforts to limit the number of financial counterparties.

The credit risk with respect to the Group's trade receivables is diversified among a large number of customers, both private individuals and companies. The credit risks on certain markets increased from the autumn in 2008 due to the financial crises, and the risks are still high on some of these markets. High credit ratings are required for material credit sales and solvency information is obtained to reduce the risk of bad debt expense. Approximately 80% of the current outstanding trade receivables comprise previously known customers, who are judged to have good credit worthiness. See also note 14 Accounts receivable.

The Group's exposure to credit risk amounts to SEK 2,517 (2,190; 2,186) million as per December 31, 2012. The exposure are based on the carrying amount for the financial assets, the major part comprising trade receivables and cash.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in SEK millions unless otherwise stated)

Insurable risks

The parent company ensures that the Group has sufficient insurance cover, including business interruption, director and officer liabilities and asset losses. This is done via corporate umbrella solutions to cover most territories.

Currency risk

Foreign exchange risk is the risk that fluctuations in exchange rates will adversely affect the income statement, financial position and/or cash flows. The risk can be divided into transaction exposure and translation exposure.

Transaction exposure

Transaction exposure arise when inflow and outflow of foreign currencies are not matched. According to the MTG financial policy, the corporate treasury function shall hedge the major contractual future currency flows on a rolling 12 month basis. Hedging positions are taken to protect the Group against the effects of transaction exposures in the contracted outflow for the main part of program acquisitions in US dollars, British pounds until 2012, and, until 2011, Swiss francs. The hedging reserve at year end was SEK 20 (51; 30) million. Approximately 85-100% of the currency flows are hedged. Other transaction exposure is not hedged.

The entities' net foreign exchange cash flow was distributed among the currencies as follows, hedges not included (the cash flows from CDON Group are included in 2010):

Currency (SEK million)	2012	2011	2010
DKK	346	526	583
NOK	355	519	696
EUR	(1,307)	(1,207)	(1,638)
CHF	(8)	(12)	(30)
USD	(1,498)	(1,241)	(1,303)

A 5% change in USD/SEK would have a net effect on profit before tax of approximately SEK 70-80 (55-65; 60-70) million. A 5% change in EUR/SEK would have a net effect on profit before tax of approximately SEK 60-70 (55-65; 75-85) million.

The nominal value of the hedge contracts amounted to:

Currency (million)	2012	2011	2010
GBP	-	3	1
CHF	-	-	13
USD	237	172	154

The effect of a change in the rate by 5% on the outstanding positions in the hedge reserves in equity as per December 31, would have been approximately SEK 80 (61; 75) million.

Translation exposure

Translation exposure is the risk that arises from equity in a foreign subsidiary or associated company that is denominated in a foreign currency. The USD amount comprises the holding in CTC Media. There are no hedging positions for translation exposure.

Net foreign assets including goodwill and other intangible assets arising from acquisitions are distributed as follows:

	2012		2011		2010
Currency	SEK million	%	SEK million	%	SEK million	%
BGN	-	-	-	-	3,061	37
USD	1,903	31	1,878	31	1,785	22
NOK	1,374	22	1,269	21	976	12
EUR	478	8	565	9	229	3
DKK	489	8	446	7	88	1
Other currencies	1,864	31	1,898	31	2,081	25
Total equivalent SEK value	6,109	100	6,056	100	8,220	100

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in SEK millions unless otherwise stated)

A 5% change in USD/SEK would affect equity by approximately SEK 95 (94; 89) million, while the respective change in the currencies in the Central European countries would affect equity by SEK 100 (95; 260) million.

Measurement of financial instruments at fair value in the statement of financial position

Financial instruments recorded at fair value are classified in a three level hierarchy depending on the quality of the source of data used to derive the fair value:

Level 1 – quoted prices in active markets for identical assets or liabilities are used to determine the fair value.

Level 2 – observable sources of data for the asset or liability, either directly or as prices or indirectly as derived from prices, are used to arrive at fair value.

Level 3 – unobservable input data which are not based on market data are used to arrive at the fair value.

Financial instruments available-for-sale, which comprise shares in listed companies are classified as level 1. Derivative instruments such as forward foreign exchange contracts are classified as level 2, which also applies to the CDON option value. There are no financial instruments at level 3.

Fair value of Financial instruments in the statement of financial position

	December 31, 2012		December 31, 2011		December 31, 2010
(SEK million)	Level 1	Level 2	Level 1	Level 2	Level 1	Level 2
Financial assets
Financial assets available-for-sale
Shares and other investments in other companies	1	-	8	-	18	-

Financial assets at fair value through profit and loss
Shares and other investments in other companies	-	47	-	62	-	49

Derivatives
Forward foreign exchange contracts	-	-	-	54	-	-

Financial liabilities
Derivatives
Forward foreign exchange contracts	-	55	-	-	-	56

Level 1 items have been valued at the market prices on Nasdaq OMX Stockholm on the balance sheet day without transaction costs from the acquisition or future potential costs at a divestment. For level 2 items, the market prices on Nasdaq OMX have been used to derive at fair value by applying the Black & Scholes method for the CDON option value. As for the forward contracts, market interest rates from Six Edge have been used to derive at fair value.

Other financial assets are reported in the statement of financial position in cash and cash equivalents, interest-bearing long-term receivable, and loans and receivables (accounts receivables, and accounts receivables affiliated companies). Financial liabilities are other liabilities reported in accounts payable, short-term interest-bearing liabilities and long-term interest-bearing liabilities. The company judges the book values and the fair values to correspond for these items. The fair value of financial liabilities other than derivatives are based on future contractual cash flows for the principal amount and interest, discounted at market interest rate at the balance sheet date. Fair value for financial leasings are based on the present value of future cash flows discounted at the market

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in SEK millions unless otherwise stated)

interest rate for such leasing agreements. The fair value of trade receivables and payables are judged to equal the book value, as the remaining economic life are less than six months.

Note 21	Lease and other commitments

Lease and other commitments for future payments at December 31, 2012

(SEK million)	Future rent on non-cancelable leases	Future payments for program rights	Transponder commitments	Total commitments
2013	142	2,474	325	2,941
2014	127	2,918	242	3,286
2015	113	1,768	210	2,090
2016	108	921	201	1,230
2017	99	536	50	686
2018 and thereafter	299	322	-	621
Total lease and other commitments	888	8,939	1,027	10,854

This year's operational costs
Minimum lease fees	128	2,913	379	3,420
Variable fees	1	136	13	151
Total operational costs	129	3,050	392	3,571

Lease and other commitments for future payments at December 31, 2011

(SEK million)	Future rent on non-cancelable leases	Future payments for program rights	Transponder commitments	Total commitments
2012	132	1,708	298	2,139
2013	88	1,830	225	2,143
2014	74	1,669	212	1,955
2015	69	1,309	180	1,558
2016	65	554	176	795
2017 and thereafter	146	309	44	499
Total lease and other commitments	575	7,378	1,135	9,088

This year's operational costs
Minimum lease fees	107	2,129	347	2,582
Variable fees	1	135	19	155
Total operational costs	108	2,264	366	2,737

Lease and other commitments for future payments at December 31, 2010

(SEK million)	Future rent on non-cancelable leases	Future payments for program rights	Transponder commitments	Total commitments
2011	114	1,858	266	2,239
2012	92	1,646	75	1,813
2013	80	1,016	8	1,105
2014	70	612	2	684
2015	70	382	1	454
2016 and thereafter	211	181	0	392
Total lease and other commitments	638	5,695	352	6,686

This year's operational costs
Minimum lease fees	99	2,939	312	3,350
Variable fees	1	149	22	172
Total operational costs	100	3,088	333	3,522

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in SEK millions unless otherwise stated)

Note 22	Average number of employees

	2012		2011		2010
	Men	Women	Men	Women	Men	Women
Sweden	483	337	537	310	575	433
Bulgaria	199	171	162	161	161	161
United Kingdom	164	179	172	189	112	117
Denmark	166	118	166	99	149	84
Norway	143	116	147	122	153	127
The Czech Republic	110	104	110	98	117	101
Latvia	59	81	49	68	42	60
Estonia	49	88	47	79	49	67
Lithuania	61	41	56	38	57	40
Ghana	73	35	44	19	30	9
Ukraine	47	41	61	47	92	61
Russia	34	51	35	50	31	47
Hungary	17	21	14	24	25	33
Finland	7	5	6	4	6	5
Netherlands	2	7	3	7	1	7
Malta	1	1	27	14	26	13
Slovenia	-	-	18	23	25	28
Spain	-	-	16	8	17	7
Other	-	1	-	1	-	1

Total	1,615	1,397	1,672	1,360	1,668	1,401
Total number of employees		3,012		3,031		3,069

Gender distribution senior executives

	Men %	Women %
Board of Directors	87	13
CEO	76	24
Other senior executives	64	36
Total	73	27

Note 23	Salaries, other remuneration, and social and security expenses

(SEK million)	2012	2011	2010
Personnel expenses
Wages and salaries	1,346	1,275	1,288
Social security expenses	292	250	254
Pension costs – defined contribution plans	75	60	75
Pension costs – defined benefit plans	6	7	8
Share-based payments	10	8	13
Social security expenses on share-based payments	(7)	(1)	11
Total	1,722	1,599	1,649

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in SEK millions unless otherwise stated)

(SEK million)	2012	2011	2010
Board of Directors, CEO and other senior executives ¹	132	156	147
of which, variable salary	36	32	31

1) Includes SEK 4.9 (4.9; 3.9) million Board fees approved by the Annual General Meeting

Remuneration to senior executives

A fee is paid to the Board of Directors in accordance with the decision of the Annual General Meeting. The remuneration to senior executives are paid in accordance with the guidelines approved of by the Annual General Meeting 2012.

The objective of the guidelines is to ensure that MTG can attract, motivate and retain senior executives, within the context of MTG's international peer group consisting of Northern and Eastern European media companies. The remuneration shall be based on conditions that are market competitive and at the same time aligned with shareholders' interests. Remuneration to the Executives shall consist of a fixed and variable salary in cash, as well as the possibility of participation in an equity based long-term incentive program and pension schemes. These components shall create a well-balanced remuneration reflecting individual performance and responsibility, both short-term and long-term, as well as MTG’s overall performance.

Fixed salary

The Executives’ fixed salary shall be competitive and based on the individual Executive’s responsibilities and performance.

Variable salary

The Executives may receive variable remuneration in addition to fixed salaries. The contracted variable remuneration will generally not exceed a maximum of 75 per cent of the fixed annual salary. The variable remuneration shall be based on the performance of Executives in relation to established goals and targets.

Other benefits

MTG provides other benefits to Executives in accordance with local practice. Other benefits can include, for example, a company car and company health care. Occasionally, housing allowance could be granted for a defined period.

Pension

The Executives shall be entitled to pension commitments based on those that are customary in the country in which they are employed. Pension commitments will be secured through premiums paid to insurance companies.

Notice of termination and severance pay

The maximum notice period in any Executive’s contract is twelve months during which time salary payment will continue. The Company does not generally allow any additional contractual severance payments to be agreed although there can be occasional cases where this takes place and it should be noted that the Chief Executive Officer is entitled to receive a severance payment equivalent to one month's basic salary per year of service in the Group if he complies with certain conditions.

Deviations from the guidelines

In special circumstances, the Board of Directors may deviate from the above guidelines, for example, with the payment of additional variable remuneration in the case of exceptional performance. In such a case the Board of

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in SEK millions unless otherwise stated)

Directors is obliged to explain the reason for the deviation at the following Annual General Meeting.  The wording about the CEO's severance payment refers to the former CEO.

Senior executives include segment managers, the Chief Executive Officer, the Chief Financial Officer, Executive Vice Presidents and Head of Administration. Martin Lewerth joined the Executive Management group in January 2010. Marc Zagar joined the Executive Management group in September 2010. From the end of October 2011 the management structure was reorganized, and Patrick Svensk joined the Executive Management. Hein Espen Hattestad left the Group and Manfred Aronsson assumed a different position. On September 15, 2012, Jørgen Madsen Lindemann was appointed CEO of MTG. Laurence Miall-d'Aout, Martin Lewerth and Anders Nilsson decided to leave the Group on October 15, October 31 and December 31, 2012 respectively. The remuneration therefore reflect these changes from the respective dates in the figures below.

Remuneration and other benefits 2012

(SEK thousand)	Base fee	Base salary	Variable remuneration	Other benefits	Pension costs	Other remuneration	Total
David Chance, Chairman of the Board	1,225					73	1,298
Mia Brunell Livfors	475						475
Blake Chandlee	450						450
Simon Duffy	650						650
Lorenzo Grabau	575						575
Alexander Izosimov	525						525
Michael Lynton	525						525
Cristina Stenbeck	450						450
Jørgen Madsen Lindemann, CEO from September 15	-	2,324	1,513	62	152	-	4,051
Executive managers (10 persons)	-	30,702	17,401	437	2,616	-	51,156
Hans-Holger Albrecht, CEO until September 14	-	9,694	7,918	86	2,425	3,500	23,623
Total	4,875	42,720	26,832	585	5,193	3,573	83,778

The 2012 amounts disclosed for the executive managers relate to the full year, although part of the year for some of the executive managers. The numbers include variable salary remuneration incurred to be paid after the year end for the Chief Executive Officer of SEK 1 (2; 4) million. In addition, non-cash share based incentive program costs calculated in accordance with IFRS 2 amounted to SEK 1 (2; 2) million for the CEO and SEK 5 (5; 6) million for other executive managers.  Part of the variable remuneration to the former CEO is related to 2011, and other remuneration is a settlement comprising partial payment of the contractual severance payment. Out of the remuneration to other executive managers SEK 25 (25; 22) million was expensed in the parent company, SEK 23 (37; 25) million was expensed in the subsidiaries.

David Chance has, further to the board fee in MTG, also received a board fee in 2012 of SEK 73 (27; 102) thousand as a Director of the Board in Viasat Broadcasting UK.

Remuneration and other benefits 2011

(SEK thousand)	Base fee	Base salary	Variable remuneration	Other benefits	Pension costs	Other remuneration	Total
David Chance, Chairman of the Board	1,225					27	1,252
Mia Brunell Livfors	475						475
Simon Duffy	650						650
Lorenzo Grabau	525						525
Alexander Izosimov	525						525
Michael Lynton	525						525
David Marcus	500						500
Cristina Stenbeck	450						450
Hans-Holger Albrecht, CEO	-	12,897	5,838	165	995	-	19,895
Executive managers (11 persons)	-	48,408	12,774	646	1,833	-	63,661
Total	4,875	61,305	18,612	811	2,827	27	88,457

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in SEK millions unless otherwise stated)

The 2011 amounts disclosed for the executive managers relate to the full year, although part of the year for some of the executive managers.

Remuneration and other benefits 2010

(SEK thousand)	Base fee	Base salary	Variable remuneration	Other benefits	Pension costs	Other remuneration	Total
David Chance, Chairman of the Board	1,125					102	1,227
Mia Brunell Livfors	425						425
Simon Duffy	600						600
Alexander Izosimov	475						475
Michael Lynton	475						475
David Marcus	450						450
Cristina Stenbeck	400						400
Hans-Holger Albrecht, CEO	-	12,874	7,789	220	990	-	21,873
Executive managers (9 persons)	-	33,656	12,841	597	2,487	-	49,581
Total	3,950	46,530	20,630	817	3,477	102	75,506

The 2010 amounts disclosed for the executive managers relate to the full year, although part of the year for one of the executive managers.

Decision process

The remuneration to the Chief Executive Officer was decided by the Board of Directors. Remuneration to executive management is proposed by the Chief Executive Officer and decided by the Board of Directors.

Sharebased payments

The Annual General Meetings, with the beginning in 2005, have established stock-based incentive programs for senior executives and key personnel.

Recalculation due to distribution of CDON Group

The terms for long-term incentive 2008-2010 plans have been recalculated due to the distribution of CDON Group. This applies both to exercise prices for the performance options as well as the maximums grants for retention rights, performance rights and performance options.

2012 Long-term incentive program (LTIP)

The 2012 program is performance based and directed towards 100 senior executives and other key employees. Individual investments in MTG shares are required to participate. These shares can be shares already held or shares purchased on the market in connection with the notification to participate in the program. The shares must be held during the three year vesting period. Approximately 50 of the participants are granted retention and performance rights and performance options, depending on the fulfillment of certain stipulated goals and the employee category. The other 50 participants are granted retention shares only. The goals relate to shareholder return, normalized return on capital employed and shareholder return to be equal to a peer group. The rights to retention shares and performance shares were granted by the company free of charge at the beginning of June 2012, and may be exercised the day following the release of the interim report for Q1 2015. Dividends paid on underlying shares during the vesting period will increase the number of retention and performance shares in order to treat the shareholders and the participants equally. The program is calculated to comprise 26,850 retention shares, 120,500

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in SEK millions unless otherwise stated)

performance shares, and 120,500 performance options, where approximately 50 participants and their investments are matched. The exercise price for the performance options was set at 120% of the average share price of the Class B share at grant date.

2011 Long-term incentive program (LTIP)

The 2011 program is performance based and directed towards 100 senior executives and other key employees. Individual investments in MTG shares are required to participate. These shares can be shares already held or shares purchased on the market in connection with the notification to participate in the program. The shares must be held during the three year vesting period. Approximately 50 of the participants are granted retention and performance rights and performance options, depending on the fulfillment of certain stipulated goals and the employee category. The other 50 participants are granted retention shares only. The goals relate to shareholder return, normalized return on capital employed and shareholder return to be equal to a peer group. The rights to retention shares and performance shares were granted by the company free of charge at the beginning of June 2011, and may be exercised the day following the release of the interim report for Q1 2014. Dividends paid on underlying shares during the vesting period will increase the number of retention and performance shares in order to treat the shareholders and the participants equally. The program is calculated to comprise 19,850 retention shares, 97,900 performance shares, and 97,900 performance options, where approximately 50 of the participants' investments are matched. The exercise price for the performance options was set at 120% of the average share price of the Class B share at grant date.

2010 Long-term incentive program (LTIP)

The 2010 program is performance based and directed towards 100 senior executives and other key employees. Individual investments in MTG shares are required to participate. These shares can be shares already held or shares purchased on the market in connection with the notification to participate in the program. The shares must be held during the three year vesting period. The participants are granted retention and performance rights, and performance options, depending on the fulfillment of certain stipulated goals and the employee category. The goals relate to shareholder return, normalized return on capital employed and shareholder return to be equal to a peer group. The rights to retention shares and performance shares were granted by the company free of charge at the beginning of June 2010, and may be exercised the day following the release of the interim report for Q1 2013. Dividends paid on underlying shares during the vesting period will increase the number of retention and performance shares in order to treat the shareholders and the participants equally. The program is calculated to comprise 12,500 retention shares, 53,000 performance shares, and 106,000 performance options. The exercise price for the performance options was set at 120% of the average share price of the Class B share at grant date.

2009 Long-term incentive program (LTIP)

The 2009 program is performance based and directed towards 50 senior executives and other key employees. Individual investments in MTG shares are required to participate. These shares can be shares already held or shares purchased on the market in connection with the notification to participate in the program. The shares must be held during the three year vesting period. Thereafter, the participants are granted retention rights and performance rights depending on the fulfillment of certain stipulated goals. The goals relate to shareholder return, normalized return on capital employed and shareholder return to be equal to a peer group. The rights to retention shares and performance shares were granted by the company free of charge at the beginning of June 2009, and was exercised the day following the release of the interim report for Q1 2012. Dividends paid on underlying shares during the vesting period increased the number of retention and performance shares in order to treat the shareholders and the participants equally. The program  comprise 43,225 retention shares, and 217,900 performance shares.

2008 Long-term incentive program (LTIP)

The 2008 program is performance based and directed towards 50 senior executives and other key employees. Individual investments in MTG shares are required to participate. These shares can be shares already held or shares purchased on the market in connection with the notification to participate in the program. The shares must be held during the three year vesting period. Thereafter, the participants are granted retention shares and performance shares and options depending on the fulfillment of certain stipulated goals. The goals relate to shareholder return, return on capital employed, organic growth and shareholder return compared to a peer group. The rights to retention and

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in SEK millions unless otherwise stated)

performance shares were granted by the company free of charge at the end of May 2008, and may be exercised after the release of the interim report for Q1 2011 until 30 days before the planned release of the Q2 report in 2011. The retention rights and the performance shares were adjusted for dividends. The program comprised 12,500 retention shares, 131,000 performance shares and 262,000 performance options. All options were either exercised or forfeited at year end 2012.

2005 - 2007 programs – conditions in general

The 2005-2007 incentive programs have comprised a combination of warrants and stock options, which entitle senior executives to a combined maximum of 399,994 MTG Class B shares under the 2007 program and 399,999 MTG Class B shares under the 2006 and 2005 program. The participants had the opportunity to buy warrants at the prevailing market price, and, for each warrant purchased, a maximum of six stock options under the 2007 program and two stock options under the 2006 and 2005 programs are issued, each carrying the right to purchase one Class B share. The exercise price for both the 2005 and 2006 programs was set at 115% and for the 2007 program at 110% of the average share price of the Class B share over the ten days following the Annual General Meeting (AGM).

To encourage participation in the incentive program, the AGMs also approved the payment of a cash bonus three years after the acquisition of the warrants by the participant. The cash bonus was paid if the stock options and the Class B shares acquired by exercising the warrants are still held by the participant, and if the participant is still employed by the Group, after three years. The bonus might amount to a maximum of the difference between the total price paid by the participant and 2% of the total value of the underlying Class B shares at the time of acquisition of the warrants and stock options.

The 2007 option program

The 2007 program was directed towards a group of 41 senior executives. The exercise price for the allotted options was set at SEK 432.50 per MTG Class B share. The stock options may be exercised on, or after, May 15, 2010 provided that the holder is still employed by the Group. The exercise period is May 15, 2010 – May 15, 2012. Following the distribution of CDON Group 2010, the exercise price was recalculated to SEK 405.10. All options were either exercised or forfeited at year end 2012.

The 2006 option program

The 2006 program was directed towards a group of 25 senior executives. The exercise price for the allotted options was set at SEK 450.30 per MTG Class B share. The stock options may be exercised on, or after, May 15, 2009 provided that the holder is still employed by the Group. Following the distribution of the majority of MTG’s shareholding in Metro International S.A. to MTG shareholders in July 2006, the exercise price for the warrants was recalculated as SEK 417.70 and the exercise price for the stock options as SEK 413.30. The exercise period was May 15, 15, 2009 – May 15, 2011. All options were either exercised or forfeited at year end 2010.

The 2005 option program

The 2005 program was directed towards a group of 20 senior executives. The exercise price for the allotted options was set at SEK 261.70 per MTG Class B share. The stock options may be exercised on, or after, May 15, 2008 provided that the holder is still employed by the Group. Following the distribution of the majority of MTG’s shareholding in Metro International S.A. to MTG shareholders in July 2006, the exercise price for the warrants was recalculated as SEK 239.30 and the exercise price for the stock options as SEK 235.80. The exercise period is May 15, 2008 – May 15, 2010. All options were either exercised or forfeited at year end 2010.

Cost effects of the incentive programs

The programs are equity-settled programs. The initial fair value at grant date of the stock option programs, are expensed during the vesting period. The cost for the programs are recognized in equity and as an operating expense. The cost is based on the fair value of the MTG Class B share at grant date and the number of shares expected to vest. The cost recognized in 2012, 2011 and 2010 respectively for the programs amounts to SEK 10 (8; 14) million excluding social charges.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in SEK millions unless otherwise stated)

The fair value of services received in return for share options granted were calculated based on the Black & Scholes method. The expected volatility is based on historical values. Further, it has been assumed that 10 per cent of the personnel will leave during the period. As for the performance programs, the probability that the goals are met has been taken into consideration by applying adjustment factors to the different goals, when calculating the costs.

There were no share rights or options exercisable at the end of 2012.

Dilution

If all options granted to senior executives and key employees as at December 31, 2012 were exercised and all share rights awarded, the issued share capital of the Company would increase by 266,050 (562,892; 817,785) Class B shares, and be equivalent to a dilution of 0.4 (0.8; 1.2) % of the issued capital and 0.2 (0.5; 0.7) % of the related voting rights at the end of 2012. In May 2012, 209,285 performance shares from the 2009 program were exercised, and in May 2011, 61,113 performance shares from the 2008 program were exercised. In 2010, 38,392 options from the 2005 program were exercised, 157,046 options from the 2006 program, and  249,871 options from the 2007 program.

Distribution of issued stock options and retention and performance rights and options:

Options and other rights outstanding	CEO	Senior executives	Key personnel	Total
LTIP 2010	7,963	27,923	35,489	71,375
LTIP 2011	10,200	40,800	33,700	84,700
LTIP 2012	13,600	42,700	53,675	109,975
Total outstanding as per December 31, 2012	31,763	111,423	122,864	266,050

	2012		2011		2010
	No of options and other rights	Weighted exercise price	No of options and other rights	Weighted exercise price	No of options and other rights	Weighted exercise price
Options and other rights outstanding at January 1	562,892	171.75	817,785	231.24	1,130,159	293.89
Recalculated due to distribution CDON Group	2,451	-	-	-	25,333	225.56
Retention shares and options issued during the year	229,525	151.85	191,375	236.56	168,768	303.53
Retention and performance shares exercised during the year	(209,285)	-	(61,113)	-	(445,309)	408.77
Retention and performance shares and options forfeited during the year	(319,533)	141.75	(385,155)	315.57	(61,166)	408.09
Total outstanding at December 31,	266,050	210.86	562,892	171.75	817,785	231.24

The weighted exercise price for the 2005-2007 option programs were recalculated for the redemption of the shares in Metro International S.A.. The exercise prices for the 2008-2010 incentive programs were recalculated for the distribution of the shares in CDON Group in 2010.

The weighted share price at exercise day was SEK 408.77 respectively for stock options exercised in 2010. The share rights exercised in 2012 and 2011 were free of charge, and all stock options in the 2007 program were forfeited during the period.

Outstanding options and other rights as per December 31, 2012 have an exercise price between SEK 0 and SEK 517.30, and the weighted average price is SEK 210.86 (171.75; 231.24). The weighted average remaining contractual life is 1.5 (1.2; 1.1) year.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in SEK millions unless otherwise stated)

	2012	2011	2010	2009	2008	2007		2006
Share option programs at grant	Options	Options	Options		Options	Warrants	Stock options	Warrants	Stock options
Expected volatility %	33%	22%	30%	-	28%	27%	27%	30%	27%
Expected life of options (years)	3.24	3.26	3.05	-	2.95	3.00	3.00	3.00	3.00
Risk free interest rate %	0.8%	2.4%	1.5%	-	4.3%	4.2%	4.1%	3.3%	4.1%
Adjustment factor market conditions TSR	60%	70%	70%	80%	82%
Adjustment factor market conditions TSR peer groups	45%	35%	35%	30%	44%

The 2009 program comprise share rights only.

Specification of LTIP programs	No. of allocated options and other rights	No. of people	Exercise price options	Theoretical value at allocation	Exercise period	Outstanding options and other rights as per January 1,	Recalculation due to dividend	Forfeited during the year	Exercised during the year	Outstanding options and other rights as per December 31,
Grant 2005
2012	399,999					-				-
2011	399,999					-				-
2010	399,999	20	235.80	49.52	2008-2010	38,392			38,392	-

Grant 2006
2012	327,369					-				-
2011	327,369					-				-
2010	327,369	25	413.30	54.82	2009-2011	164,846		7,800	157,046	-

Grant 2007
2012	356,923					28,890		28,890		-
2011	356,923	41	405.10	104.38	2010-2012	28,890				28,890
2010	356,923	41	432.50	104.38	2010-2012	296,155	1,890	19,284	249,871	28,890

Grant 2008
2012	395,851					-				-
2011	395,851					376,275		315,162	61,113	-
2010	395,851	50	466.60	57.00	2011	393,401	10,930	28,056		376,275

Grant 2009
2012	239,490	50		65.60	2012	205,750	2,451	(1,084)	209,285	-
2011	239,490	50		65.60	2012	233,646		27,896		205,750
2010	239,490	50		65.60	2012	237,365	2,156	5,875		233,646

Grant 2010
2012	168,767	50	452.00	69.17	2013	151,127		79,752		71,375
2011	168,767	50	452.00	69.17	2013	178,974		27,847		151,127
2010	168,767	50	452.00	69.17	2013	-	10,357	150		178,974

Grant 2011
2012	191,375	100	517.30	98.66	2014	177,125		92,425		84,700
2011	191,375	100	517.30	98.66	2014	-		14,250		177,125

Grant 2012
2012	229,525	100	361.70	70.01	2015	-		119,550		109,975

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in SEK millions unless otherwise stated)

Total grant valid at the respective years
Specification of LTIP programs	No. of allocated options and other rights	Outstanding options and other rights as per January 1,	Recalcu- lation due to dividend	Forfeited during the year	Exercised during the year	Outstanding options and other rights as per December 31,

2012	2,309,299	562,892	2,451	319,533	209,285	266,050
2011	2,079,774	817,785	-	385,155	61,113	562,892
2010	1,888,399	1,130,159	25,333	61,165	445,309	817,785

Employee expenses (SEK million)	2012	2011	2010
Share options granted in 2005	-	-	1
Share options granted in 2006	-	-	2
Share options granted in 2007	-	(1)	(3)
Retention rights and options granted in 2008	-	(4)	6
Retention rights and performance shares granted in 2009	0	3	7
Retention rights and options granted in 2010	(1)	3	12
Retention rights and options granted in 2011	1	5	-
Retention rights and options granted in 2012	3	-	-
Total expense recognized as employee costs including social fees	3	7	25

Note 24	Audit fees

(SEK million)	2012	2011	2010
KPMG, audit fees	13	10	10
KPMG, audit related fees	2	0	1
KPMG, tax related fees	1	1	0
KPMG, other services	0	1	1
Ernst & Young, audit fees	-	-	0
Ernst & Young, audit related fees	-	-	0
Ernst & Young, tax related fees	-	-	5
Ernst & Young, other services	-	-	0
Total	16	12	17

Ernst & Young was second auditor until the Annual General Meeting in 2011.

Note 25	Supplemental information to the statement of cash flow

Adjustments to reconcile net income (loss) to net cash provided by operations.

(SEK million)	2012	2011	2010
Gain (loss) from sale of subsidiaries	(127)	6	(7)
Revaluation of CDON Group options	15	(14)	(2)
Loss from sale of non-current assets	1	-	-
Depreciation and amortization, write-downs and disposals of fixed assets	225	3,180	228
Share in the earnings of associated companies	(429)	(634)	(482)
Share in tax expense of associated companies	152	197	158
Dividends from associated companies	219	319	223
Change in deferred tax	(45)	(13)	(11)
Change in provisions	59	78	(41)
Options	9	10	17
Unrealized exchange differences	(19)	10	(22)
Total	60	3,141	60

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in SEK millions unless otherwise stated)

Other information

Cash paid for interest and corporate tax

(SEK million)	2012	2011	2010
Interest paid	(71)	(200)	(119)
Interest received	35	19	23
Corporate income tax	(236)	(489)	(416)
Total	(273)	(670)	(512)

Note 26	Related party transactions

Related party
Investment AB Kinnevik (Kinnevik)	Kinnevik holds shares in Modern Times Group MTG AB.
CTC Media, Inc. (CTC)	MTG holds a significant amount of shares in CTC Media.
GES Media Europe	MTG owns shares in FTV Prima Holding A.S. amounting to 50% of the share capital and votes. GES Media Europe owns the remaining 50% of the share capital and votes.

All subsidiaries of Kinnevik are considered as related parties.

The Group has related party relationship with its subsidiaries, joint ventures and associated companies (see note 12).

The transactions between the different parties are based on market prices negotiated on arm's-length basis.

Business agreements with related parties

The Group rents office space from Kinnevik.

The Group sells program rights to and buys program rights from CTC Media.

In 2012, a subsidiary to GES Media Europe produced formats and provided audio text services for FTV Prima spol s.r.o., a subsidiary to FTV Prima Holding A.S.. FTV Prima spol s.r.o. launched a new channel in 2011, which was distributed through companies owned by GES Media Europe at the time.

FTV Prima Holding A.S. has provided a loan to GES Media Europe in 2012 and 2011. A similar loan has been provided to MTG Group.

(SEK million)	2012	2011	2010
Revenues
Kinnevik	22	2	1
CTC	1	2	3
GES Media Europe	10	10	9
Other related parties	6	4	-
Total revenues	38	17	13

Operating costs
Kinnevik	12	8	4
CTC	-	1	2
GES Media Europe	7	31	7
Other related parties	9	16	18
Other Kinnevik subsidiaries	-	1	2
Total operating costs	28	56	34

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in SEK millions unless otherwise stated)

Receivables
Kinnevik	1	0	0
CTC	-	-	0
GES Media Europe	19	62	3
Other related parties	2	1	1
Total Receivables	22	63	4

Payables
Kinnevik	4	2	1
GES Media Europe	0	4	0
Other related parties	1	1	1
Total Payables	5	7	1

Dividends from affiliated companies
CTC	208	319	216
Other related parties	11	6	6
Total dividends affiliated companies	220	325	223

Remuneration of key management personnel

Other transactions than reported in note 23 have not been made.

Note 27	Discontinued operations - distribution of CDON Group

The Group distributed CDON Group in December 2010.  Net income before tax was SEK 105 million. Tax expenses was 31 million, and net income for the year SEK 73 million.

Net income from discontinued operations

(SEK million)	2010
Sales	1,870
Expenses	(1,766)
Net income before tax	105
Tax	(31)
Net income from discontinued operations	73

Distribution of CDON Group at fair value	2,042
Book value CDON Group	(326)
Total net income from discontinued operations	1,790

Attributable to:
Equity holders of the parent	1,790
Non-controlling interest	0
Net income for the year from discontinued operations	1,790

Basic earnings per share from discontinued operations (SEK)	27.12

Net income from continuing operations	1,750
Net income from continuing operations	1,750

Attributable to:
Equity holders of the parent	1,732
Non-controlling interest	19
Net income for the year from continuing operations	1,750

Basic earnings per share from continuing operations (SEK)	26.22

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in SEK millions unless otherwise stated)

Cash flow from discontinued operations

(SEK million)	2010
Net income	1,790
Adjustments	(1,711)
Change in working capital	(116)
Cash flow to/from operations	(37)
Cash flow to investing activities	(27)
Cash flow to financial activities	(24)
Cash flow to/from discontinued operations	(88)

Effect on assets and liabilities (SEK million)	2010
Non-current assets	281
Inventories	275
Trade receivables	50
Other receivables	72
Cash, bank	88
Long-term liabilities	14
Short-term liabilities	426
Divested assets and liabilities, net	325